NORTHERN TRUST CORPORATION

2011 ANNUAL REPORT TO SHAREHOLDERS



Northern Trust

CONSOLIDATED FINANCIAL HIGHLIGHTS

	2011	2010	PERCENT CHANGE
FOR THE YEAR ($ IN MILLIONS)			
Revenues (Taxable-Equivalent Basis)	$ 3,810.1	$ 3,686.8	3 %
Net Income	603.6	669.5	(10)
Dividends Declared on Common Stock	273.4	273.4	–
PER COMMON SHARE			
Net Income – Basic	$ 2.47	$ 2.74	(10) %
– Diluted	2.47	2.74	(10)
Dividends Declared	1.12	1.12	–
Book Value – End of Period	29.53	28.19	5
Market Price – End of Period	39.66	55.41	(28)
AVERAGES ($ IN MILLIONS)			
Assets	$ 91,947.9	$ 76,008.2	21 %
Earning Assets	82,748.8	67,865.4	22
Securities	26,406.4	19,859.2	33
Loans and Leases	28,346.7	27,514.4	3
Deposits	72,446.4	55,583.1	30
Stockholders' Equity	7,024.2	6,634.4	6
AT YEAR-END ($ IN MILLIONS)			
Assets	$ 100,223.7	$ 83,843.9	20 %
Earning Assets	90,793.6	75,849.9	20
Securities	30,999.7	20,830.9	49
Loans and Leases	29,063.9	28,132.0	3
Allowance for Credit Losses Assigned to Loans and Leases	(294.8)	(319.6)	(8)
Deposits	82,677.5	64,195.7	29
Stockholders' Equity	7,117.3	6,830.3	4
RATIOS			
Return on Average Common Equity	8.59 %	10.09 %	
Return on Average Assets	0.66	0.88	
Dividend Payout Ratio	45.4	40.8	
Tier 1 Capital to Risk-Weighted Assets	12.5	13.6	
Total Capital to Risk-Weighted Assets	14.2	15.6	
Tier 1 Leverage Ratio	7.3	8.8	
AT YEAR-END ($ IN BILLIONS)			
Assets Under Management	$ 662.9	$ 643.6	3 %
Assets Under Custody	4,262.8	4,081.3	4
Global Custody Assets	2,358.7	2,258.4	4

NORTHERN TRUST

A LEADING PROVIDER

Northern Trust Corporation is a leading provider of asset servicing, fund administration, asset management, fiduciary, and banking solutions for corporations, institutions, families, and individuals worldwide. A financial holding company headquartered in Chicago, Northern Trust serves clients in more than 40 countries from offices in 18 U.S. states, Washington, D.C., and 16 international locations in North America, Europe, the Middle East, and the Asia-Pacific region.

As of December 31, 2011, Northern Trust had assets under custody of $4.3 trillion, assets under management of $662.9 billion, and banking assets of $100.2 billion. Founded in 1889, Northern Trust has earned distinction as an industry leader combining exceptional service and expertise with innovative capabilities and technology.

TO OUR SHAREHOLDERS



FREDERICK H. WADDELL
CHAIRMAN AND CHIEF EXECUTIVE OFFICER, LEFT.

WILLIAM L. MORRISON
PRESIDENT AND CHIEF OPERATING OFFICER, RIGHT.

HIGHLIGHTS

In 2011, Northern Trust posted solid operating results, maintained and grew our strong capital position, and importantly, made substantial progress on many long-term strategic growth initiatives – despite a difficult environment. Our enduring principles of service, expertise, and integrity enabled our wealth management, asset management, and asset servicing businesses to attract and retain clients. Our balance sheet, long a source of financial stability to our clients, strengthened even further to support client needs.

Regardless, our financial results did not meet our expectations. Net income of $603.6 million was down 10 percent from 2010, and our return on equity, an important financial metric, was 8.6 percent, better than most large U.S. banks but not where we expect it to be long-term. While our stock price reflected the challenging macroeconomic headwinds, investors continued to value our company higher than our peers. Further, we maintained our dividend to shareholders for the 115th consecutive year with a payout ratio greater than most large financial institutions.

THE ENVIRONMENT IN WHICH WE OPERATE

The economic, political, and regulatory environment in 2011 made it very difficult for financial institutions to show meaningful revenue growth. Northern Trust, while starting from a far stronger financial position than many of our peers, was not immune to these conditions.

For the third consecutive year, the historically low levels of short-term interest rates continued to hurt our revenues. For example, we manage approximately $187 billion in money market funds and other short-duration fixed income assets for our clients. This year, we waived $102 million in money market mutual fund management fees because historically low yields prevented us from charging full fees. Our net interest margin was also pressured by low short-term interest rates. The current interest rate environment is a significant headwind, one that we believe will continue to challenge Northern Trust and the industry for several more years.

Low interest rates and weak loan demand also made it difficult to earn a sufficient spread between assets and liabilities. Because of our strong balance sheet, Northern Trust clients entrusted us with record levels of deposits. Yet without adequate demand for higher-earning loans meeting our conservative underwriting standards, we invested those deposits in lower-yielding assets such as Federal Reserve deposits, investment securities, and interest-bearing bank deposits. This resulted in far tighter spreads than we have generated historically. Despite our bankers' best efforts in creating approximately $20 billion in gross new and renewed credits and commitments for clients, our loans increased by only $1 billion.

We will not see a rising rate environment until the economy improves in a meaningful way. That will occur only when our elected U.S. leadership puts partisan politics aside, reduces our significant structural fiscal deficits – which will require both revenue enhancements and entitlement reductions – and restores business and consumer confidence. Under those conditions, I believe job growth and broader economic growth can resume.

Uncertainty about the outlook for the global economy, interest rates, and equity markets, along with the most sweeping financial legislative and regulatory reform efforts since the Great Depression, combine to make it difficult to gauge their impact in the near term. This past year saw implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as creation of Basel III, a global regulatory framework for a more resilient banking system worldwide. While these and many other regulatory changes worldwide will affect us less than other global institutions, we incur, and will continue to incur, higher operating costs from these reforms as well as from the generally harsher regulatory environment. Nonetheless, we continue working hard to find the proper balance between regulators' quest for safety and soundness and our desire to manage our business effectively while maintaining appropriate shareholder returns.

We accelerated efforts to reduce exposures to higher-risk European financial and sovereign entities in 2011, moving significant bank balance sheet liquidity and investment management funds to stronger institutions in Europe and other parts of the world. We expect the higher risk profile of the eurozone and its resulting uncertainties to remain for several years as the region seeks solutions to its complex fiscal and political issues.

OUR BUSINESSES

Against this backdrop of weak economic activity, heightened regulatory oversight, and increased global financial risk, Northern Trust's personal and institutional businesses performed quite well.

In our Personal Financial Services business, we made important progress on key initiatives designed to meet our clients' needs. The continued evolution of our segmented client service models and broader advice-based capabilities resulted in record new business and high levels of client satisfaction. We completed the integration of Waterline Partners, resulting in new and expanded dialogues with clients regarding the use of our investment solutions to meet their life goals. We are pleased that the successful execution of our strategic initiatives, combined with our reputation for service excellence, resulted in Northern Trust being named Best Private Bank in the United States by the Financial Times Group for the third year in a row.

In Corporate & Institutional Services, where we provide sophisticated asset servicing solutions for the world's largest, most complex institutional investors, we enjoyed a solid year marked by further global expansion. We added important new clients here in the United States as well as in Australia, China, Sweden, and elsewhere around the world, leading to near-record new institutional business. We also made two strategic acquisitions: the Bank of Ireland Securities Services and Omnium LLC, now known respectively as Northern Trust Securities Services (Ireland) Limited and Northern Trust Hedge Fund Services. Both acquisitions strengthen our market presence and add new capabilities to our successful global funds services strategy. Our efforts were appropriately recognized when we were named Best Global Investor Services House by *Euromoney* magazine for the second consecutive year as well as being named Custodian of the Year by *Professional Pensions* magazine.

Our asset management business, Northern Trust Global Investments, is at the heart of our ability to provide the right investment solutions to meet our clients' risk management, liquidity, income generation, and capital appreciation objectives. As one of the world's largest asset managers, with $662.9 billion in assets under management, our client focus and breadth of capabilities differentiate us in the marketplace. In 2011, we launched our newest investment capability, FlexShares[SM]. Managed by Northern Trust, FlexShares are exchange traded funds (ETFs) offering efficient exposure through four fund vehicles. We saw meaningful growth in the funds from their launch on September 22, with year-end assets under management of nearly $500 million. We plan to launch several innovative new funds over the coming quarters. We also were pleased to win *Institutional Investor* magazine's Manager of the Year award for U.S. equity indexers.

LOOKING FORWARD

Despite outstanding results in building our institutional and personal client businesses this year, we expect revenue headwinds to persist over the intermediate term. These conditions continue to slow our revenue growth. We cannot control the external changes the world sends our way, but we can control how we operate and how we respond to those changes.

Starting in 2011, we launched **Driving Performance**, a global initiative to accelerate our daily productivity, delivering greater value to our clients and shareholders, and improving profitability and returns on capital. Driving Performance is not a short-term program. Nor are we changing the core strategies and principles of Northern Trust. Rather, we are taking a fresh look at everything we do in order to accelerate productivity in the near term and improve profitability for the long term. We estimate that our actions around revenue enhancements, process optimization, technology efficiency, and corporate-wide initiatives will improve pre-tax income by $250 million by the end of 2013.

WITH GRATITUDE

While 2011 was a challenging year, I view our accomplishments with a great deal of satisfaction and gratitude. Our 14,000 partners around the world, who work hard each day to satisfy the ever-increasing expectations of our clients, deserve our sincerest thanks for their expertise, leadership, and dedication.

Our management team, one of the best in the industry, also deserves special recognition. Jana Schreuder, Joyce St. Clair, and Jeff Cohodes assumed new roles respectively as heads of Personal Financial Services, Operations & Technology, and Risk Management, where they continue to show outstanding leadership. Sherry Barrat was named Vice Chairman and has helped me develop important new markets and client relationships. In October, Bill Morrison became our President and Chief Operating Officer. Bill brings more than 35 years of banking experience to this role and is an invaluable leader for our corporation. Bill's role as Chief Financial Officer was assumed by Mike O'Grady, who comes to us with more than 20 years of financial services experience.

Our Board of Directors brings a diverse set of perspectives and backgrounds to Northern Trust and we are thankful for its dedicated service. We welcomed Martin Slark, Vice Chairman and Chief Executive Officer at Molex, to our Board in April. Martin's global operating experience will serve our company well. We thank longstanding Director Bill Smithburg, who retired from the Board, for his many years of distinguished service, guidance, and insight to our corporation.

Finally, I want to thank our clients for their steadfast support and loyalty. All of us at Northern Trust are committed to serving our clients with integrity and expertise, and we are honored to work with them.

Frederick H. Waddell

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

FEBRUARY 24, 2012

ASSET SERVICING

Persistence, focus, innovation, and execution all characterize our institutional asset servicing culture. In 2011, Corporate & Institutional Services (C&IS) grew assets under custody by 4 percent to $3.9 trillion despite the challenging economic and regulatory landscapes that tempered our earnings.

BALANCING COSTS, REVENUES

C&IS trust, investment, and other servicing fees increased 2 percent to $1.2 billion, primarily reflecting strong new business inflows and acquisitions. We continued investing in our growth strategies by acquiring hedge fund administrator Omnium LLC, creating Northern Trust Hedge Fund Services, and fund services administrator Bank of Ireland Securities Services, forming Northern Trust Securities Services (Ireland) Limited. These two important additions give us better coverage in hedge fund and exchange traded funds administration – back- and middle-office capabilities that will help us serve these rapidly growing marketplaces.

Our ability to attract large, complex business was enhanced by our broad-based solutions in Investment Risk & Analytical Services, Investment Operations Outsourcing, and the build-out of other industry-leading capabilities. Our clients around the globe – whether in managing their own investments or overseeing other providers – want increased access to comprehensive, global, and transparent data. We provided an array of innovative offerings, such as governance solutions ranging from peek-through reporting to predictive risk analytics.

We recorded impressive new business in the large corporate, not-for-profit, sovereign wealth, insurance, fund services, and healthcare arenas. We also created innovative ways to help clients handle the administrative challenge of increased paperwork and information resulting from expansive new legislative and regulatory requirements.

Throughout 2011, we redoubled our efforts to bring the push and pull of cost versus revenue into better balance. We reduced nearly 10 percent of our C&IS workforce in high-cost centers and implemented meaningful expense controls by improving our procurement activities, optimizing our global real estate portfolio, and other actions. These efforts closely align with our corporate-wide emphasis on increasing productivity and Driving Performance.

LOOKING AHEAD

Our focus in C&IS will remain, as always, on serving the needs of our clients. We will continue efforts around Driving Performance while also working to complete the integration of our acquisitions and the rollout of an array of innovative capabilities we have in our product development pipeline. To respond to fast-growing demand from Middle Eastern markets, we plan to expand our presence in that region. We also plan to maintain our focus on the Asia-Pacific region, where we see particularly attractive potential from sovereign wealth funds, central banks, and investment managers as well as the opportunity to build on our success in creating sophisticated solutions for Australian superannuation funds. The global insurance segment and defined contribution arenas, among others, present promising new opportunities as well.

Regardless of the 2012 business climate, we will continue executing our growth strategies and providing exceptional service to clients attracted by our strength and solid reputation. Our business is constantly changing, but the current upheavals also create opportunities, and we are prepared to capitalize on the disruptive environment with a long-term view of our business and the needs of our clients.

ASSET MANAGEMENT

Northern Trust Global Investments weathered 2011 well, enhancing our reputation with thoughtful investors worldwide – including corporations, institutions, high-net-worth individuals, and family offices – that rely on us for investment advice and management solutions. With volatile market conditions making day-to-day investment decisions and communication with clients more critical than ever, we listened to our clients' shifting challenges and developed solutions to address their changing circumstances.

Strengthened by the introduction of new products as well as consistently reliable returns generated across our investment complex, our business saw excellent growth, creating value for clients and shareholders alike. Flows into capital market and money market funds increased significantly, showing a nearly 8 percent year-over-year growth in assets under management in our commingled products. Total assets under management finished the year at $662.9 billion. At the same time, effective asset allocation decision-making and strong risk management for our clients helped take best advantage of investment opportunities while buffering risk.

PRODUCT GROWTH

A 2011 highlight was the introduction of FlexShares, our exchange traded funds. FlexShares attracted nearly $500 million in its first three months, becoming among the most successful ETF launches ever. By surveying clients to ascertain their needs, we designed four ETFs to achieve real-world goals through inflation-protected bonds, natural resource equities that closely track commodity prices, and a broad U.S. equity product with a tilt toward small-cap and value stocks. We expect to build on FlexShares' success and launch additional funds in 2012.

In the institutional defined contribution space, assets grew to more than $60.5 billion by year-end, up 32 percent versus 2010. This strong growth was matched by innovative product development – specifically our Target Date Funds and other reliable, cost-effective vehicles – and tailored advice to guide plan sponsors on program design and participant communication.

Responding to demand for alternative investments, we formed the Northern Trust Alternatives Group, which manages or advises more than $3 billion in hedge fund and private equity assets. In 2011, we successfully launched a long/short equity fund, began marketing our fifth private equity fund, and brought on additional talent to position the funds for further growth.

INTERNATIONAL GAINS

We are winning substantial new mandates internationally, supported by a growing sales force including talented new additions in Stockholm, Tokyo, Singapore, and Abu Dhabi. From our Dublin office, we launched an expanded lineup of tax-efficient common collective funds targeted toward the European marketplace and we unveiled a new Japanese collective investment trust product for Japanese pension plans. Given expectations of increased demand for our products and services from the Asia-Pacific region, we established a trading and portfolio team in Hong Kong to support our growing client base there.

We are especially grateful to our Tokyo staff and to our global operating and risk teams who worked tirelessly and courageously to support our clients after the massive earthquake and tsunami hit Japan in March. Despite significant challenges, our team continued to deliver our products and services without disruption of any kind.

All of this speaks to our continued commitment – regardless of the environmental circumstances – to serve clients, who are our strength and source of future growth. As always, we will act first and foremost as their trusted advisor, developing thoughtful answers to help them reach their investment goals.

WEALTH MANAGEMENT

Success in executing strategic initiatives and staying true to our longstanding focus of keeping clients at the center of everything we do led to record net new business growth in our Personal Financial Services (PFS) business and 2011 performance that exceeded expectations.

Year-end personal client assets under custody totaled $385.2 billion, up 4 percent from $370.2 billion in 2010. During the same period, personal client assets under management grew 13 percent to $173.7 billion. For instance, our Wealth Management Group, which focuses on family offices and the most-complex financial requirements of ultra-wealthy families, saw custody assets rise to $226.5 billion, up 2 percent from a year earlier. These high-net-worth clients – more than 390 families in 18 countries – comprise roughly 20 percent of *Forbes* magazine's list of the 400 most affluent Americans.

As a continued sign of client confidence, deposits showed strong growth, increasing to a record $22.5 billion, up 22 percent year-over-year. However, the uncertain economic climate and resulting downward pressure on margins dampened the financial impact of this growth. Similarly, strong loan production of roughly $5 billion of new and renewed loans to our PFS clients yielded only a modest 1 percent increase in net loans. Production was offset by lower use of credit lines and increased residential loan payoffs. Most significantly, our personal client money market mutual fund fee waivers continued to swell, creating a fee reduction of nearly $68 million within our personal business.

CHALLENGE MEANT CHANGE

We took the challenges facing us and used them to simplify and optimize the client experience. Regulatory shifts, for instance, made it easier for U.S. financial institutions to merge banking entities, letting us streamline operations. We consolidated our national bank and federal thrift charters from 16 states into The Northern Trust Company, our flagship bank and one of the nation's best-capitalized financial institutions.

At the same time, regulations and legislation such as the Dodd-Frank Wall Street Reform and Consumer Protection Act increased documentation requirements for us and our clients. We invested more time and resources executing risk-related activities resulting from those changes.

To manage costs and more efficiently deliver capabilities and expertise, we consolidated seven offices, rolled out new technology solutions in support of our client service model, and enabled clients to opt out of paper statements. With an eye on strategic growth, we opened a Washington, D.C. office, deepened our talent pool, and sharpened our focus on further global expansion.

Even as industry peer group competition intensified, our brand of strength and stability encouraged new client business inflows at a rapid pace. Personal clients attracted by the strength of our capabilities in concert with our solid credit rating and reputation resulted in significant growth in new relationships and exceptional levels of client satisfaction. We are proud that historically more than half our relationships have lasted a decade or longer.

FOCUSING ON THE FUTURE

Our efforts going forward are designed to broaden our already comprehensive array of client offerings, improve profitability, and increase business capacity. Among these efforts is full implementation of Goals Driven Investing, a comprehensive personal financial strategy that offers a new approach to investing.

We will continue to listen to our clients and deliver services – enabled by technology – designed to optimize their experience. For example, we are providing a simplified and more transparent fee structure in 2012. We also will roll out enhanced Private Passport® technology, including new mobile capabilities and increased information access.

Above all, we will continue to focus on providing the exceptional service and trusted advice clients have come to expect – positioning us well for accelerated, profitable growth as we meet the challenges presented by an ever-shifting economic and financial landscape.

GLOBAL CITIZENSHIP

COMMUNITY & PHILANTHROPY

In 2011, Northern Trust continued our longstanding commitment to giving back to the communities where our partners and other stakeholders live and do business.

We supported a variety of local, national, and international programs. These efforts included contributing more than $400,000 to the American Red Cross and its international affiliates through our Northern Trust Disaster Relief Program, which was activated after the Japan earthquake and tsunami.

The Northern Trust Charitable Trust expanded to include programs focused on the environment, allowing support for green jobs training and green construction. Northern Trust also donated nearly $14 million to local and international charities such as Christel House in Bangalore, India; Ardoch Youth Foundation in Melbourne, Australia; the Royal National Lifeboat Institution in London, England; and Our Lady's Hospice and Care Services in Dublin, Ireland.

Northern Trust partners worldwide continued giving their time and talents generously, volunteering nearly 190,000 hours. Together, our partners and Northern Trust gave $3.1 million to the United Way of Metropolitan Chicago for its 2011-12 campaign, an effort led by Chairman and Chief Executive Officer Rick Waddell. Of that total amount, Northern Trust partners contributed $2 million.

We remain fully committed to supporting community development and revitalization. Our U.S. banking subsidiary maintained an "Outstanding" Community Reinvestment Act (CRA) rating from regulatory agencies. Through various initiatives, we provided more than $166 million in affordable mortgage loans in 2011 and more than $84.4 million in community development loans. For the year, completed CRA investments totaled $76.6 million.

CORPORATE SOCIAL RESPONSIBILITY

At Northern Trust, we believe corporate social responsibility combined with strategic stakeholder engagement is smart business. In 2011, we continued to embrace that philosophy, working to measure and manage our environmental impact while expanding efforts around social and governance issues.

We launched a campaign to raise partner awareness of sustainability issues and cut our carbon emission and energy-related costs. As part of this Partners Think Green initiative, we kicked off a global drive to permanently reduce corporate-wide paper use by at least 25 percent before Earth Day in April 2012.

Last year, Northern Trust was named to both the World and North American Dow Jones Sustainability Indexes℠, which include only the top 10 to 20 percent of the world's companies, ranked solely by their corporate sustainability performance. Our inclusion in these exclusive indexes testifies to our growing commitment to being a good global corporate citizen.

DIVERSITY & INCLUSION

Acting on our belief in diversity and inclusion – a core value Northern Trust shares with our clients – contributes significantly to our ongoing business success. In 2011, we increased development and engagement opportunities, reinforcing our commitment to a diverse and fully inclusive workforce.

We created the role of EMEA Diversity & Inclusion Director and launched a strategy focusing on specific goals and interests of our EMEA partners. To deepen organizational understanding, Northern Trust held our first annual Global Diversity & Inclusion Fair, providing partners exposure to a broad array of resources, including nine global affinity councils and five Diversity & Inclusion Advisory Councils.

Our commitment to a sustainable culture of diversity and inclusion extends beyond the organization. Among other opportunities, we participated in the fourth United Nations Alliance of Civilizations Forum in Doha, Qatar. Northern Trust again was named to the Top 50 Companies for Executive Women by the National Association of Female Executives (U.S.) and to *Latina Style* magazine's 50 Best Companies for Latinas to Work in the United States.

MANAGEMENT GROUP



Frederick H. Waddell
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER



William L. Morrison
PRESIDENT AND
CHIEF OPERATING OFFICER



Sherry S. Barrat
VICE CHAIRMAN



Jeffrey D. Cohodes
EXECUTIVE VICE PRESIDENT
HEAD OF CORPORATE RISK MANAGEMENT



Steven L. Fradkin
PRESIDENT
CORPORATE & INSTITUTIONAL SERVICES



Timothy P. Moen
EXECUTIVE VICE PRESIDENT
HUMAN RESOURCES & ADMINISTRATION



Michael G. O'Grady
EXECUTIVE VICE PRESIDENT
CHIEF FINANCIAL OFFICER



Stephen N. Potter
PRESIDENT
NORTHERN TRUST GLOBAL INVESTMENTS



Jana R. Schreuder
PRESIDENT
PERSONAL FINANCIAL SERVICES



Joyce M. St. Clair
PRESIDENT
OPERATIONS & TECHNOLOGY



Kelly R. Welsh
EXECUTIVE VICE PRESIDENT
GENERAL COUNSEL

BOARD OF DIRECTORS

Frederick H. Waddell
Chairman and Chief Executive Officer
Northern Trust Corporation and
The Northern Trust Company (6)

Linda Walker Bynoe
President and Chief Executive Officer
Telemat Ltd.
Project management and consulting firm (1, 2, 6)

Nicholas D. Chabraja
Retired Chairman and Chief Executive Officer
General Dynamics Corporation
Worldwide defense, aerospace, and other
technology products manufacturer (1, 4)

Susan Crown
Vice President
Henry Crown and Company
Worldwide company with diversified manufacturing
operations, real estate, and securities;
Chairman
SCE
Philanthropic foundation (4, 5)

Dipak C. Jain
Dean
INSEAD
Educational institution (3, 4, 6)

Robert W. Lane
Retired Chairman and Chief Executive Officer
Deere & Company
Worldwide provider of agricultural, construction,
and forestry equipment and financial services (1, 3)

Robert C. McCormack
Advisory Director
Trident Capital
Venture capital firm (1, 4)

Edward J. Mooney
Retired Délégué Général – North America
Suez Lyonnaise des Eaux
Worldwide provider of energy, water, waste,
and communications services;
Retired Chairman and Chief Executive Officer
Nalco Chemical Company
Manufacturer of specialized service chemicals (1, 2, 5, 6)

John W. Rowe
Chairman and Chief Executive Officer
Exelon Corporation
Producer and wholesale marketer of energy (4, 5, 6)

Martin P. Slark
Vice Chairman and Chief Executive Officer
Molex Incorporated
Manufacturer of electronic, electrical, and
fiber optic interconnection products and systems (2, 3)

David H.B. Smith Jr.
Executive Vice President – Policy & Legal Affairs
and General Counsel
Mutual Fund Directors Forum
Nonprofit membership organization
for investment company directors (1, 2)

Enrique J. Sosa
Retired President
BP Amoco Chemicals
Worldwide chemical division of BP p.l.c. (2, 4)

Charles A. Tribbett III
Managing Director
Russell Reynolds Associates
Worldwide executive recruiting firm (3, 5)

ADVISORY DIRECTOR
Sir John R.H. Bond
Chairman
Xstrata plc
Global diversified mining group (2, 3)*
* *In an advisory capacity*

BOARD COMMITTEES

1. Audit Committee
2. Business Risk Committee
3. Business Strategy Committee
4. Compensation and Benefits Committee
5. Corporate Governance Committee
6. Executive Committee

FINANCIAL REVIEW

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

($ In Millions Except Per Share Information)	2011	2010	2009	2008	2007
FOR THE YEAR ENDED DECEMBER 31					
Noninterest Income					
Trust, Investment and Other Servicing Fees	**$2,169.5**	$2,081.9	$2,083.8	$2,134.9	$2,077.6
Foreign Exchange Trading Income	**324.5**	382.2	445.7	616.2	351.3
Treasury Management Fees	**72.1**	78.1	81.8	72.8	65.3
Security Commissions and Trading Income	**60.5**	60.9	62.4	77.0	67.6
Gain on Visa Share Redemption	**-**	–	–	167.9	–
Other Operating Income	**158.1**	146.3	136.8	186.9	95.3
Investment Security Gains (Losses), net	**(23.9)**	(20.4)	(23.4)	(56.3)	6.5
Total Noninterest Income	**2,760.8**	2,729.0	2,787.1	3,199.4	2,663.6
Net Interest Income	**1,009.1**	918.7	999.8	1,079.1	845.4
Provision for Credit Losses	**55.0**	160.0	215.0	115.0	18.0
Income before Noninterest Expense	**3,714.9**	3,487.7	3,571.9	4,163.5	3,491.0
Noninterest Expense					
Compensation	**1,267.2**	1,108.0	1,099.7	1,133.1	1,038.2
Employee Benefits	**258.2**	237.6	242.1	223.4	234.9
Outside Services	**552.8**	460.4	424.5	413.8	386.2
Equipment and Software	**328.1**	287.1	261.1	241.2	219.3
Occupancy	**180.9**	167.8	170.8	166.1	156.5
Visa Indemnification (Benefits) Charges	**(23.1)**	(33.0)	(17.8)	(76.1)	150.0
Other Operating Expense	**267.1**	270.0	136.3	786.3	245.1
Total Noninterest Expense	**2,831.2**	2,497.9	2,316.7	2,887.8	2,430.2
Income before Income Taxes	**883.7**	989.8	1,255.2	1,275.7	1,060.8
Provision for Income Taxes	**280.1**	320.3	391.0	480.9	333.9
Net Income	**$ 603.6**	$ 669.5	$ 864.2	$ 794.8	$ 726.9
Net Income Applicable to Common Stock	**$ 603.6**	$ 669.5	$ 753.1	$ 782.8	$ 726.9
Average Total Assets	**$ 91,948**	$ 76,008	$ 74,314	$ 73,029	$ 60,588
PER COMMON SHARE					
Net Income – Basic	**$ 2.47**	$ 2.74	$ 3.18	$ 3.51	$ 3.28
– Diluted	**2.47**	2.74	3.16	3.47	3.23
Cash Dividends Declared	**1.12**	1.12	1.12	1.12	1.03
Book Value – End of Period (EOP)	**29.53**	28.19	26.12	21.89	20.44
Market Price – EOP	**39.66**	55.41	52.40	52.14	76.58
AT YEAR END					
Senior Notes	**$ 2,127**	$ 1,896	$ 1,552	$ 1,053	$ 654
Long-Term Debt	**2,133**	2,729	2,838	3,293	2,682
Floating Rate Capital Debt	**277**	277	277	277	277
RATIOS					
Return on Average Common Equity	**8.59%**	10.09%	12.73%	15.98%	17.46%
Return on Average Assets	**.66**	.88	1.16	1.09	1.20
Dividend Payout Ratio	**45.4**	40.8	35.2	32.0	31.4
Tier 1 Capital to Risk-Weighted Assets – EOP	**12.5**	13.6	13.4	13.1	9.7
Total Capital to Risk-Weighted Assets – EOP	**14.2**	15.6	15.8	15.4	11.9
Tier 1 Leverage Ratio	**7.3**	8.8	8.8	8.5	6.8
Average Stockholders' Equity to Average Assets	**7.6**	8.7	8.9	7.0	6.9

OPERATING RESULTS – A NON-GAAP FINANCIAL MEASURE WHICH EXCLUDES VISA RELATED ADJUSTMENTS

($ In Millions Except Per Share Information)	2011	2010	2009	2008	2007
Operating Earnings	**$589.2**	$648.6	$853.0	$641.3	$821.1
Operating Earnings per Common Share – Basic	**$ 2.41**	$ 2.66	$ 3.13	$ 2.82	$ 3.71
– Diluted	**2.41**	2.65	3.11	2.79	3.65
Operating Return on Average Common Equity	**8.50%**	9.89%	12.68%	12.89%	19.72%

Operating results for the years presented above exclude adjustments relating to Visa Inc. (Visa). Excluded for 2011, 2010, 2009 and 2008 are Visa indemnification related benefits totaling $23.1 million, $33.0 million, $17.8 million and $244.0 million, respectively. The 2008 benefits included a gain on the mandatory partial redemption of Northern Trust's Visa shares totaling $167.9 million and a $76.1 million offset of Visa indemnification related charges recorded in 2007. Excluded for 2007 are Visa indemnification related charges totaling $150.0 million. Visa related adjustments are discussed in further detail in Note 25 to the consolidated financial statements.

OVERVIEW OF CORPORATION

Focused Business Strategy

Northern Trust Corporation (the Corporation) and its subsidiaries is a leading provider of asset servicing, fund administration, asset management, fiduciary and banking solutions for corporations, institutions, families, and individuals worldwide. Northern Trust focuses on servicing and managing client assets in two target market segments: individuals, families, and privately held businesses through its Personal Financial Services (PFS) business unit; and corporate and public retirement funds, foundations, endowments, fund managers, insurance companies, sovereign wealth and government funds through its Corporate & Institutional Services (C&IS) business unit. An important element of this strategy is to provide an array of asset management and related services to PFS and C&IS clients, which are provided primarily by a third business unit, Northern Trust Global Investments (NTGI). In executing this strategy, Northern Trust emphasizes quality through a high level of service complemented by the effective use of technology, delivered by a fourth business unit, Operations & Technology (O&T).

Business Structure

A financial holding company, Northern Trust conducts business through various U.S. and non-U.S. subsidiaries, including The Northern Trust Company (Bank). The Corporation has a network of offices in 18 U.S. states; Washington, D.C.; and 16 international locations in North America, Europe, the Middle East and the Asia Pacific region.

Except where the context otherwise requires, the term "Northern Trust" refers to Northern Trust Corporation and its subsidiaries on a consolidated basis.

FINANCIAL OVERVIEW

Net income in 2011 totaled $603.6 million and earnings per common share totaled $2.47. This compares with net income of $669.5 million and earnings per common share of $2.74 in 2010. 2011 results reflect restructuring, acquisition and integration related charges of $91.6 million ($59.8 million after tax, or $.25 per common share). Restructuring charges include severance expense, consulting expense, charges related to software write-offs, and reductions in office space. These charges are outlined below:

- Severance related charges of $54.5 million recorded in connection with acquisition related integration activities and initiatives to reduce staff levels ($50.2 million recorded within Compensation and $4.3 million within Employee Benefits);
- Consulting expense and technical services of $16.8 million recorded within Outside Services;
- Charges totaling $10.9 million related to software write-offs recorded within Equipment and Software;
- Charges totaling $6.4 million related to reductions in office space recorded within Occupancy; and
- Other miscellaneous restructuring, acquisition and integration related charges totaling $3.0 million recorded within Other Operating Expense.

Net income in both 2011 and 2010 benefited from reductions of a liability related to potential losses from indemnified litigation involving Visa, as further described in Note 25 to the consolidated financial statements. Visa indemnification benefits totaled $23.1 million and $33.0 million in 2011 and 2010, respectively.

Revenues equaled $3.81 billion on a fully taxable equivalent (FTE) basis in 2011, an increase of 3% from 2010. Trust, investment and other servicing fees, which represents the largest component of consolidated revenues, increased by 4% to $2.17 billion, from $2.08 billion in 2010. The benefits of strong new business, higher market valuations, and acquisitions were partially offset by a decrease in securities lending revenue due to lower recoveries of previously recorded unrealized asset valuation losses in a mark-to-market investment fund, and by money market mutual fund fee waivers, which increased to $102.1 million from $62.5 million in 2010, due to the prolonged low interest rate environment. Net interest income of $1.05 billion (FTE) grew by $91.5 million, or 10%, primarily due to higher average earning assets, funded primarily by increased demand deposits and non-U.S. office interest-bearing deposits. Northern Trust's benefit from higher deposits was limited as yields on high quality investments declined due to the persistent low interest rate environment, resulting in a decline in the net interest margin from 1.41% in 2010 to 1.27% in 2011. Foreign exchange trading income totaled $324.5 million, a decrease of $57.7 million, or 15%, from 2010 as a result of reduced volatility and client volumes.

Total noninterest expense on an operating basis, which excludes Visa indemnification benefits, equaled $2.85 billion, up 13% from 2010, primarily reflecting the $91.6 million of charges associated with the restructuring, acquisition and integration initiatives and $78.9 million of total operating costs from the 2011 acquisitions. Excluding the impact of costs attributable to the 2011 acquisitions and the restructuring, acquisition and integration charges, operating noninterest expense increased 6% from 2010. A reconciliation of operating earnings, a non-GAAP financial measure which excludes Visa related adjustments, to reported earnings prepared in accordance with U.S. generally accepted accounting principles (GAAP) is provided on page 61.

Credit loss provisions of $55.0 million declined $105 million, or 66%, from $160.0 million in 2010. The decreased provision reflects improvement in the credit quality of commercial and institutional loans, while weakness persisted in residential real estate loans. Nonperforming assets decreased $63.6 million, or 17%, and net charge-offs decreased $59.8 million, or 42%, from 2010. The allowance for credit losses assigned to loans and leases at December 31, 2011 of $294.8 million was lower by $24.8 million, or 8%, than at December 31, 2010, and represented 1.01% and 1.14% of total loans and leases in 2011 and 2010, respectively. Loans and leases equaled $29.1 billion at year end, an increase of 3% from $28.1 billion at the end of 2010.

Client assets under custody and management both grew during 2011. Client assets under custody grew 4% from $4.1 trillion in 2010 to $4.3 trillion, and included $2.4 trillion of global custody assets, also up 4% from 2010. Client assets under management increased 3% to $662.9 billion from $643.6 billion in 2010. These increases reflect new business won from both existing and new clients. Increased assets under custody also reflect strategic growth through select acquisitions. In June of 2011, Northern Trust acquired the fund administration, investment operations outsourcing and custody business of the Bank of Ireland, now known as Northern Trust Securities Services (Ireland) Limited, and in July of 2011, Northern Trust acquired Omnium LLC, a leading hedge fund administrator, now known as Northern Trust Hedge Fund Services LLC. Northern Trust Securities Services (Ireland) Limited provides specialized, client-driven services to a broad range of funds, including money-market, multi-manager, exchange-traded funds, and property funds, serving both the on-shore and off-shore markets. Northern Trust Hedge Fund Services LLC provides world-class, scalable technology and dedicated expertise to serve hedge funds and large institutional investors with complex portfolios, through the provision of comprehensive administrative and middle-office services including trade processing, valuation, real-time reporting, cash management, accounting, collateral management, and investor servicing. These targeted acquisitions provide Northern Trust with new capabilities that position us to better serve our clients and enter new markets to fuel future growth.

Northern Trust continues to maintain its strong capital position, exceeding "well capitalized" levels under federal bank regulatory capital requirements, with tier 1 capital and tier 1 common ratios of 12.5% and 12.1% respectively. At year end, total stockholders' equity equaled $7.1 billion, up 4%, from $6.8 billion a year earlier. The return on common equity achieved in 2011 was 8.59%. Northern Trust declared dividends of $273.4 million in 2011, representing a dividend payout ratio of 45%, and repurchased approximately 1.6 million shares in 2011 at a cost of $79.4 million. Dividends and share repurchases combined, Northern Trust's total 2011 payout ratio was 58%.

CONSOLIDATED RESULTS OF OPERATIONS

REVENUE

Northern Trust generates the majority of its revenue from noninterest income that primarily consists of trust, investment and other servicing fees. Net interest income comprises the remainder of revenues and consists of interest income generated by earning assets, net of interest expense on deposits and borrowed funds.

Revenue for 2011 was $3.77 billion and included $76.6 million attributable to 2011 acquisitions. Revenue increased 3% from $3.65 billion in 2010, which was down 4% from 2009 revenue of $3.79 billion. Noninterest income represented 73% of total revenue in 2011 and totaled $2.76 billion, up 1% from $2.73 billion in 2010. Noninterest income represented 75% of total revenue in 2010 and was lower by 2% from $2.79 billion in 2009. Net interest income on an FTE basis for 2011 was $1.05 billion, up 10% from $957.8 million in 2010, which was down 8% from $1.04 billion in 2009. Net interest income stated on an FTE basis is a non-GAAP financial measure that facilitates the analysis of asset yields. When adjusted to an FTE basis, yields on taxable, nontaxable, and partially taxable assets are comparable; however, the adjustment to an FTE basis has no impact on net income. A reconciliation of net interest income on a GAAP basis to net interest income on an FTE basis is provided on page 61.

The current year increase in revenue primarily reflects increased trust, investment and other servicing fees and net interest income, partially offset by a decline in foreign exchange trading revenue. Trust, investment and other servicing fees – the largest component of noninterest income – totaled $2.17 billion in 2011 compared with $2.08 billion in 2010. Strong new business, revenue from 2011 acquisitions, and improved markets were partially offset by lower securities lending revenue and by higher waived fees in money market mutual funds attributable to the prolonged low interest rate environment. Securities lending revenue in 2011 totaled $87.9 million compared with $195.2 million in 2010. The current year decrease reflects recoveries in 2010 of approximately $114 million of previously recorded unrealized asset valuation losses in a mark-to-market investment fund used in our securities lending activities. As of September 30, 2010, securities in the mark-to-market fund had been sold with the proceeds reinvested into a short duration fund, eliminating the mark-to-market impact on securities lending revenue in periods subsequent to the date of sale. Excluding the impact of the asset valuation recoveries, securities lending fees increased approximately $6.7 million, primarily reflecting widened spreads on the investment of collateral, partially offset by decreased average volumes.

The increase in net interest income is attributable to higher levels of average earning assets, partially offset by a decline in the net interest margin. Average earning assets increased $14.9 billion, or 22%, in 2011, while the net interest margin declined to 1.27% from 1.41% in 2010. During 2011, increased demand and other non-interest bearing deposits and non-U.S. office interest-bearing deposits were primarily invested in U.S. government sponsored agency securities, interest-bearing deposits with banks, U.S. government securities and other securities.

Foreign exchange trading income in 2011 totaled $324.5 million, down 15% compared with $382.2 million in 2010, reflecting reduced volatility and client volumes from 2010 levels. Additional information regarding Northern Trust's revenue by type is provided below.

2011 TOTAL REVENUE OF $3.77 BILLION



73% Noninterest Income
27% Net Interest Income

2011 NONINTEREST INCOME



79% Trust, Investment and Other Servicing Fees
12% Foreign Exchange Trading Income
9% All Other

Noninterest Income

The components of noninterest income, and a discussion of significant changes during 2011 and 2010, are provided below.

NONINTEREST INCOME

(In Millions)	2011	2010	2009	CHANGE 2011 / 2010	CHANGE 2010 / 2009
Trust, Investment and Other Servicing Fees	**$2,169.5**	$2,081.9	$2,083.8	**4%**	N/M
Foreign Exchange Trading Income	**324.5**	382.2	445.7	**(15)**	(14)%
Treasury Management Fees	**72.1**	78.1	81.8	**(8)**	(5)
Security Commissions and Trading Income	**60.5**	60.9	62.4	**(1)**	(2)
Other Operating Income	**158.1**	146.3	136.8	**8**	7
Investment Security Gains (Losses), net	**(23.9)**	(20.4)	(23.4)	**17**	(13)
Total Noninterest Income	**$2,760.8**	$2,729.0	$2,787.1	**1%**	(2)%

Trust, Investment and Other Servicing Fees

Trust, investment and other servicing fees accounted for 58% of total revenue in 2011. These fees were $2.17 billion in 2011 compared with $2.08 billion in 2010. For a more detailed discussion of 2011 trust, investment and other servicing fees, refer to the "Business Unit Reporting" section.

Trust, investment and other servicing fees are based generally on the market value of assets held in custody, managed and serviced; the volume of transactions; securities lending volume and spreads; and fees for other services rendered. Certain market value calculations on which fees are based are performed on a monthly or quarterly basis in arrears. Certain investment management fee arrangements also may provide for performance fees, based on client portfolio returns that exceed predetermined levels. Based on an analysis of historical trends and current asset and product mix, management estimates that a 10% rise or fall in overall equity markets would cause a corresponding increase or decrease in Northern Trust's trust, investment and other servicing fees of approximately 3% and in total revenues of approximately 2%.

The following table presents selected average month-end, average quarter-end, and year-end equity market indices and the percentage changes year over year.

MARKET INDICES	AVERAGE OF MONTH-END			AVERAGE OF QUARTER-END			YEAR-END		
	2011	2010	**CHANGE**	**2011**	2010	**CHANGE**	**2011**	2010	**CHANGE**
S&P 500 ®	**1,281**	1,131	**13%**	**1,259**	1,150	**9%**	**1,258**	1,258	**–%**
MSCI EAFE ® (in U.S. dollars)	**1,609**	1,511	**7**	**1,549**	1,538	**1**	**1,413**	1,658	**(15)**

Custody related deposits maintained with bank subsidiaries and foreign branches are primarily interest-bearing and averaged $37.8 billion in 2011, $30.0 billion in 2010, and $30.4 billion in 2009. Assets under custody and assets under management form the primary basis of our trust, investment and other servicing fees. At December 31, 2011, assets under custody were $4.3 trillion, up 4% from $4.1 trillion a year ago. Assets under custody included $2.4 trillion of global custody assets. Managed assets totaled $662.9 billion, up 3% from $643.6 billion at the end of 2010.

ASSETS UNDER CUSTODY	DECEMBER 31					CHANGE		FIVE-YEAR COMPOUND GROWTH RATE
($ In Billions)	**2011**	2010	2009	2008	2007	**2011 / 2010**	2010 / 2009	
Corporate & Institutional	**$3,877.6**	$3,711.1	$3,325.9	$2,719.2	$3,802.9	**4%**	12%	4%
Personal	**385.2**	370.2	331.1	288.3	332.3	**4**	12	6
Total Assets Under Custody	**$4,262.8**	$4,081.3	$3,657.0	$3,007.5	$4,135.2	**4%**	12%	4%

C&IS ASSETS UNDER CUSTODY
($ in Billions)


3,802.9
2,719.2
3,325.9
3,711.1
3,877.6
2007
2008
2009
2010
2011

PFS ASSETS UNDER CUSTODY
($ in Billions)


332.3
288.3
331.1
370.2
385.2
2007
2008
2009
2010
2011

ASSETS UNDER MANAGEMENT

($ In Billions)	DECEMBER 31 **2011**	2010	2009	2008	2007	CHANGE **2011 / 2010**	2010 / 2009	FIVE-YEAR COMPOUND GROWTH RATE
Corporate & Institutional	**$489.2**	$489.2	$482.0	$426.4	$608.9	**–%**	1%	(3)%
Personal	**173.7**	154.4	145.2	132.4	148.3	**13**	6	5
Total Managed Assets	**$662.9**	$643.6	$627.2	$558.8	$757.2	**3%**	3%	(1)%

C&IS ASSETS UNDER MANAGEMENT
($ in Billions)


608.9
426.4
482.0
489.2
489.2
2007
2008
2009
2010
2011

PFS ASSETS UNDER MANAGEMENT
($ in Billions)


148.3
132.4
145.2
154.4
173.7
2007
2008
2009
2010
2011

Custodied and managed assets were invested as follows:

ASSETS UNDER CUSTODY

	DECEMBER 31 **2011**			2010		
($ In Billions)	**C&IS**	**PFS**	**CONSOLIDATED**	C&IS	PFS	CONSOLIDATED
Equities	**43%**	**43%**	**43%**	48%	46%	48%
Fixed Income Securities	**37**	**28**	**37**	35	26	34
Cash and Other Assets	**20**	**29**	**20**	17	28	18

ASSETS UNDER MANAGEMENT

	DECEMBER 31 **2011**			2010		
($ In Billions)	**C&IS**	**PFS**	**CONSOLIDATED**	C&IS	PFS	CONSOLIDATED
Equities	**47%**	**34%**	**44%**	48%	36%	45%
Fixed Income Securities	**14**	**32**	**19**	15	33	19
Cash and Other Assets	**39**	**34**	**37**	37	31	36

Foreign Exchange Trading Income

Northern Trust provides foreign exchange services in the normal course of business as an integral part of its global custody services. Active management of currency positions, within conservative limits, also contributes to trading income. Foreign exchange trading income decreased 15%, or $57.7 million, and totaled $324.5 million in 2011 compared with $382.2 million last year. The decrease from the prior year primarily reflects reduced volatility and client volumes.

Treasury Management Fees

The fee portion of treasury management revenues decreased to $72.1 million from $78.1 million in 2010. Treasury management revenues in 2011 were impacted by lower transaction volumes.

Security Commissions and Trading Income

Security commissions and trading income is generated primarily from securities brokerage services provided by Northern Trust Securities, Inc. The current year decline to $60.5 million from $60.9 million in 2010 principally reflects lower revenues from interest rate protection products, while core brokerage revenues remained stable.

Other Operating Income

The components of other operating income include:

				CHANGE	
(In Millions)	**2011**	2010	2009	**2011 / 2010**	2010 / 2009
Loan Service Fees	**$ 68.9**	$ 60.3	$ 52.1	**14%**	16%
Banking Service Fees	**54.9**	57.3	53.1	**(4)**	8
Other Income	**34.3**	28.7	31.6	**19**	(9)
Total Other Operating Income	**$158.1**	$146.3	$136.8	**8%**	7%

The increase in loan service fees is primarily attributable to growth in loan-related commitment fees. The decrease in banking service fees primarily reflects lower letter of credit revenue. The other income increase is attributable to increases in various miscellaneous income categories.

Investment Security Gains (Losses), Net

Net investment security losses were $23.9 million in 2011 compared to $20.4 million in 2010. The current and prior year included $23.3 million and $21.2 million, respectively, of pre-tax charges for the credit-related other-than-temporary impairment of residential mortgage backed securities held within Northern Trust's balance sheet investment securities portfolio.

NONINTEREST INCOME – 2010 COMPARED WITH 2009

Trust, investment and other servicing fees for 2010 accounted for 76% of total noninterest income and 57% of total revenue. These fees were $2.08 billion in both 2010 and 2009. Higher market valuations and new business in 2010 were offset by a decrease in securities lending revenues. Foreign exchange trading income decreased 14% in 2010 to $382.2 million from $445.7 million in 2009. The decrease reflected reduced currency volatility, partially offset by increased client volumes.

Revenues from security commissions and trading income totaled $60.9 million in 2010, compared with $62.4 million in 2009. The decrease primarily reflected decreased revenue from core brokerage services.

Treasury management fees were $78.1 million in 2010, down 5% from the $81.8 million reported in 2009. The 2009 fees reflect the pass through of a higher level of Federal Deposit Insurance Corporation (FDIC) premium charges. Treasury management revenues in 2010 were impacted by lower transaction volumes.

Other operating income totaled $146.3 million in 2010, an increase of 7% from $136.8 million in 2009. The increase primarily reflected increased revenues from loan service fees and banking service fees and reduced losses from credit default swaps, partially offset by increased currency translation losses and decreases in other income.

Net investment security losses of $20.4 million in 2010 and $23.4 million in 2009 included $21.2 million and $26.7 million, respectively, of pre-tax charges for the credit-related other-than-temporary impairment of residential mortgage backed securities.

Net Interest Income

An analysis of net interest income on an FTE basis, major balance sheet components impacting net interest income, and related ratios are provided below.

ANALYSIS OF NET INTEREST INCOME (FTE)

($ In Millions)	2011	2010	2009	CHANGE 2011 / 2010	CHANGE 2010 / 2009
Interest Income – GAAP	**$ 1,408.6**	$ 1,296.7	$ 1,406.0	**9%**	(8)%
FTE Adjustment	**40.2**	39.1	40.2	**3**	(3)
Interest Income – FTE	**1,448.8**	1,335.8	1,446.2	**9**	(8)
Interest Expense	**399.5**	378.0	406.2	**6**	(7)
Net Interest Income – FTE Adjusted	**1,049.3**	957.8	1,040.0	**10%**	(8)%
Net Interest Income – GAAP	**$ 1,009.1**	$ 918.7	$ 999.8	**10%**	(8)%
AVERAGE BALANCE					
Earning Assets	**$82,748.8**	$67,865.4	$66,670.8	**22%**	2%
Interest-Related Funds	**67,049.8**	57,179.4	53,671.6	**17**	8
Net Noninterest-Related Funds	**15,699.0**	10,686.0	12,999.2	**47**	(24)
				CHANGE IN PERCENTAGE	
AVERAGE RATE					
Earning Assets	**1.75%**	1.97%	2.17%	**(.22)**	(.20)
Interest-Related Funds	**.60**	.66	.76	**(.06)**	(.10)
Interest Rate Spread	**1.15**	1.31	1.41	**(.16)**	(.10)
Total Source of Funds	**.48**	.56	.61	**(.08)**	(.05)
Net Interest Margin	**1.27%**	1.41%	1.56%	**(.14)**	(.15)

Refer to pages 128 and 129 for additional analysis of net interest income.

Net interest income is defined as the total of interest income and amortized fees on earning assets, less interest expense on deposits and borrowed funds, adjusted for the impact of interest-related hedging activity. Earning assets – federal funds sold; securities purchased under agreements to resell; interest-bearing deposits with banks; Federal Reserve deposits; other interest-bearing deposits; securities; and loans and leases – are financed by a large base of interest-bearing funds that include deposits; short-term borrowings; senior notes and long-term debt. Earning assets also are funded by net noninterest-related funds, which include demand deposits; the allowance for credit losses; and stockholders' equity, reduced by nonearning assets such as cash and due from banks; items in process of collection; and buildings and equipment. The dominant factors that affect net interest income are variations in the level and mix of earning assets; interest-bearing funds; net noninterest-related funds; and their relative sensitivity to interest rate movements. In addition, the levels of nonperforming assets and client compensating deposit balances used to pay for services impact net interest income.

Net interest income in 2011 was $1.01 billion, up 10% from $918.7 million in 2010. Net interest income on an FTE basis for 2011 was $1.05 billion, an increase of 10% from $957.8 million in 2010. The increase primarily reflects higher levels of average earning assets, partially offset by a decline in the net interest margin. Average earning assets increased $14.9 billion, or 22%, to $82.7 billion from $67.9 billion in 2010, while the net interest margin was 1.27%, down from 1.41% in 2010. Growth in earning assets primarily reflects a $6.5 billion increase in securities, a $5.0 billion increase in Federal Reserve and other interest-bearing deposits, and a $2.5 billion increase in interest-bearing deposits with banks.

Loans and leases averaged $28.3 billion, 3% higher than the $27.5 billion in 2010. The increase is primarily due to a higher average balance of short duration advances related to the processing of custodied client investments.

Securities averaged $26.4 billion, up $6.5 billion, or 33% from 2010, with the growth primarily in U.S. government sponsored agency, other securities, and U.S. government securities.

The increase in average earning assets of $14.9 billion was funded by higher levels of both non-interest and interest-related funds. The growth in interest-related funds was primarily attributable to higher average client balances in non-U.S. office interest-bearing deposits and increased savings and money market deposits, partially offset by lower average short-term borrowings. Average noninterest-related funding sources in 2011 increased $5.7 billion from 2010, primarily due to an increase in average demand and other noninterest-bearing deposits. In August 2011, Northern Trust issued $500 million of 3.375% fixed-rate senior notes of the Corporation due on August 23, 2021. The senior notes are non-callable and unsecured, and were issued at a .437% discount.

Stockholders' equity averaged $7.0 billion in 2011 compared with $6.6 billion in 2010. The increase of $389.8 million, or 6%, principally reflects the retention of earnings, partially offset by the payment of dividends and the repurchase of common stock pursuant to Northern Trust's share buyback program. During 2011, Northern Trust repurchased 1,599,572 shares at a cost of $79.4 million ($43.63 average price per share). An additional 5.6 million shares are authorized for repurchase after December 31, 2011 under the current share buyback program.

For additional analysis of average balances and interest rate changes affecting net interest income, refer to the Average Statement of Condition with Analysis of Net Interest Income on pages 128 and 129.

NET INTEREST INCOME – 2010 COMPARED WITH 2009

Net interest income decreased in 2010 as compared to 2009 primarily as a result of a significant reduction in the net interest margin, partially offset by an increase in average earning assets. The net interest margin decreased to 1.41% from 1.56% in 2009, reflecting the prolonged low interest rate environment which resulted in reduced yields on the securities portfolio as maturing investments were replaced by lower yielding assets. In addition, due to continuing weakness in loan demand, balance sheet growth in 2010 was concentrated in lower yielding assets, while a larger percentage of funding was generated from interest-bearing sources.

Earning assets averaged $67.9 billion in 2010, up 2% from $66.7 billion in 2009. The growth reflected a $2.5 billion increase in average securities balances, partially offset by a $1.2 billion decrease in average loans and leases and a $.1 billion decrease in money market assets. The increase in average earning assets of $1.2 billion was funded primarily by higher levels of interest-related funds. The growth in interest-related funds was attributable to higher average client balances in non-U.S. office interest-bearing deposits, partially offset by lower average short-term borrowings. Average noninterest-related funding sources in 2010 declined $2.3 billion from 2009, primarily due to a decrease in average demand and other noninterest-bearing deposits. In November 2010, $500 million of 3.450% fixed-rate senior notes of the Corporation were issued that are due on November 4, 2020.

Stockholders' equity averaged $6.6 billion in 2010 and 2009. In April 2009, 17,250,000 common shares were issued in connection with a public offering for which $834.1 million of cash proceeds were received.

Provision for Credit Losses

The provision for credit losses was $55.0 million in 2011 compared with $160.0 million in 2010 and a $215.0 million provision in 2009. The current year provision reflects improvement from the prior year in commercial and institutional and commercial real estate loans, but continued weakness in residential real estate loans. For a fuller discussion of the allowance and provision for credit losses for 2011, 2010, and 2009, refer to pages 56 and 57.

Noninterest Expense

Noninterest expense for 2011 totaled $2.83 billion, up $333.3 million, or 13%, from $2.50 billion in 2010. Noninterest expense in 2011 reflects the $91.6 million of charges ($59.8 million after tax) associated with restructuring, acquisition and integration related activities and $78.9 million of operating costs attributable to the 2011 acquisitions. Noninterest expense also includes Visa indemnification related benefits of $23.1 million in 2011 and $33.0 million in 2010. Excluding the 2011 restructuring, acquisition and integration related charges, operating costs attributable to the 2011 acquisitions, and the 2010 and 2011 Visa indemnification benefits, noninterest expense increased $152.9 million, or 6%. The components of noninterest expense and a discussion of significant changes during 2011 and 2010 are provided below.

NONINTEREST EXPENSE

(In Millions)	2011	2010	2009	CHANGE 2011 / 2010	CHANGE 2010 / 2009
Compensation	**$1,267.2**	$1,108.0	$1,099.7	**14%**	1%
Employee Benefits	**258.2**	237.6	242.1	**9**	(2)
Outside Services	**552.8**	460.4	424.5	**20**	8
Equipment and Software	**328.1**	287.1	261.1	**14**	10
Occupancy	**180.9**	167.8	170.8	**8**	(2)
Visa Indemnification Benefits	**(23.1)**	(33.0)	(17.8)	**(30)**	85
Other Operating Expense	**267.1**	270.0	136.3	**(1)**	98
Total Noninterest Expense	**$2,831.2**	$2,497.9	$2,316.7	**13%**	8%

2011 RESTRUCTURING, ACQUISITION AND INTEGRATION CHARGES AND OPERATING COSTS ATTRIBUTABLE TO 2011 ACQUISITIONS

(In Millions)	RESTRUCTURING, ACQUISITION AND INTEGRATION CHARGES	OPERATING COSTS OF 2011 ACQUISITIONS
Compensation	**$50.2**	**$27.7**
Employee Benefits	**4.3**	**7.8**
Outside Services	**16.8**	**22.1**
Equipment and Software	**10.9**	**5.2**
Occupancy	**6.4**	**3.5**
Other Operating Expense	**3.0**	**12.6**
Total	**$91.6**	**$78.9**

Compensation

Compensation costs, the largest component of noninterest expense, increased $159.2 million from 2010 and included $50.2 million of severance charges related to the planned elimination of approximately 700 positions in connection with the current year's restructuring, acquisition and integration activities and $27.7 million of operating costs attributable to the 2011 acquisitions. Excluding these charges and operating costs, the $81.3 million, or 7%, increase from the prior year primarily reflects higher full-time equivalent staff levels and annual salary increases exclusive of the acquisitions. Staff on a full-time equivalent basis totaled approximately 14,100 at December 31, 2011 compared with approximately 12,800 at December 31, 2010, and averaged 13,500 in 2011, up 7% compared with 12,600 in 2010.

Employee Benefits

The increase in employee benefit costs for 2011 reflects $7.8 million of operating costs associated with the 2011 acquisitions and the $4.3 million of severance related accruals. The remaining increase in employee benefit costs for 2011 is primarily due to higher full-time equivalent staff levels, federal and unemployment insurance, and pension expense, partially offset by the reversal in 2011 of an employee benefit related accrual of $9.7 million for which the 2010 goal was not met.

Outside Services

Outside services expense increased $92.4 million from 2010. The increase reflects the restructuring, acquisition and integration charges of $16.8 million related to consulting and technical services expense, and $22.1 million of operating costs attributable to the 2011 acquisitions. Excluding the current year's restructuring, acquisition and integration charges and the operating costs of the 2011 acquisitions, outside services expense increased $53.5 million, or 12%, from the prior year, primarily reflecting higher expense associated with technical services due primarily to increased market data volumes and usage, as well as higher investment manager sub-advisor fees reflecting increased market values of assets under management. Technical services includes expense for systems and application support; the provision of market and research data; and outsourced check processing and lockbox services, among other services. Investment manager sub-advisor fees are those paid to external investment managers for services provided to certain funds Northern Trust manages and those relating to custom client programs.

Equipment and Software

Equipment and software expense, comprised of depreciation and amortization; rental; and maintenance costs, increased $41.0 million in 2011 compared to 2010. The increase reflects $10.9 million of restructuring charges related to software write-offs and $5.2 million of operating costs attributable to the current year acquisitions. Excluding the restructuring charges and operating costs from the current year acquisitions, equipment and software expense increased $24.9 million, or 9%, primarily reflecting higher software costs attributable to increased investment in capital assets.

Occupancy

Occupancy expense totaled $180.9 million in 2011 compared to $167.8 million in 2010, reflecting $6.4 million of restructuring charges related to reductions in office space as well as $3.5 million of operating costs attributable to the 2011 acquisitions.

Visa Indemnification Benefits

In 2011, 2010, and 2009, reductions to Northern Trust's Visa indemnification liability and related charges totaled $23.1 million, $33.0 million, and $17.8 million, respectively. Northern Trust, in conjunction with other member banks of Visa U.S.A., Inc., is obligated to share in losses resulting from certain indemnified litigation involving Visa. The reductions reflect Northern Trust's proportionate share of funds that Visa deposited into its litigation escrow account in those years. Visa indemnification charges are further discussed in Note 25 to the consolidated financial statements.

Other Operating Expense

Other operating expense in 2011 includes $12.6 million of operating costs associated with the 2011 acquisitions and $3.0 million of restructuring, acquisition and integration related charges. The components of other operating expense were as follows:

				CHANGE	
(In Millions)	**2011**	2010	2009	**2011 / 2010**	2010 / 2009
Business Promotion	**$ 82.1**	$ 81.0	$ 66.6	**1%**	22%
FDIC Insurance Premiums	**29.3**	33.9	54.1	**(14)**	(37)
Staff Related	**37.6**	37.4	31.3	**1**	19
Other Intangibles Amortization	**17.5**	14.4	16.2	**22**	(11)
Capital Support Agreements	**-**	–	(109.3)	**N/M**	N/M
Other Expenses	**100.6**	103.3	77.4	**(3)**	33
Total Other Operating Expense	**$267.1**	$270.0	$ 136.3	**(1)%**	98%

The decrease in FDIC insurance premiums reflects the discontinuation in 2010 of the FDIC Transaction Account Guarantee Program. The increase in other intangibles amortization expense primarily reflects the amortization of additional intangible assets purchased in connection with the 2011 acquisitions. The other expenses component of other operating expense reflects lower charges related to account servicing activities and decreases in other miscellaneous expense categories, partially offset by miscellaneous expense attributable to the 2011 acquisitions.

NONINTEREST EXPENSE – 2010 COMPARED WITH 2009

Noninterest expense for 2010 totaled $2.50 billion, up 8% from $2.32 billion in 2009. Noninterest expense for 2009 included a net expense reduction of $109.3 million associated with the final support payments and expiration of capital support agreement (CSA) obligations.

Compensation costs increased $8.3 million, or 1%, from 2009 and reflected the reversal in 2009 of accruals totaling $22.2 million related to performance stock units granted in 2008 and 2007 which were no longer expected to vest, partially offset by a decrease in salary expense in 2010. Staff on a full-time equivalent basis averaged 12,600 in 2010, up 2% compared with 12,300 in 2009. The 2010 increase primarily reflected additional staff to support international growth.

Employee benefit costs for 2010 were $237.6 million, down $4.5 million, or 2%, from $242.1 million in 2009, reflecting lower federal and employee insurance benefits.

Outside services expense totaled $460.4 million in 2010, up 8% from $424.5 million in 2009 due to higher expense associated with investment manager sub-advisor fees, and technical services.

Equipment and software expense increased 10% to $287.1 million in 2010 from $261.1 million in 2009. The increase reflected higher levels of computer software depreciation and amortization from additional investments in capital assets and an increase in equipment expense from higher computer maintenance and equipment rental.

Net occupancy expense for 2010 was $167.8 million, down 2% from $170.8 million in 2009 due to decreased building depreciation, rent expense, and real estate taxes, partially offset by expense associated with building operations.

Reductions to Northern Trust's Visa indemnification liability and related charges totaled $33.0 million and $17.8 million in 2010 and 2009, respectively.

Other operating expense totaled $270.0 million in 2010, up from $136.3 million in 2009, which included a net expense reduction of $109.3 million associated with the final support payments and expiration of the CSA obligations. Other operating expense also increased in 2010 due to increases in business promotion, staff related expense, and higher charges related to account servicing activities and increases in other miscellaneous expense categories. The increases were partially offset by a decrease in FDIC insurance premiums reflecting the 2009 special assessment of $20.2 million.

Provision for Income Taxes

Provisions for income tax and effective tax rates are impacted by levels of pre-tax income, state tax rates, and the impact of certain non-U.S. subsidiaries whose earnings are indefinitely reinvested, as well as non-recurring items such as the resolution of tax matters. The 2011 income tax provision was $280.1 million, representing an effective rate of 31.7%. This compares with $320.3 million of income tax expense and an effective rate of 32.4% in 2010. The decrease in the effective rate for 2011 primarily reflects adjustments to the Corporation's intercompany service allocation methodology and the favorable resolutions of certain leasing matters with the Internal Revenue Service and certain state tax matters.

The tax provisions for 2011 and 2010 reflect reductions totaling $21.3 million and $20.1 million, respectively, related to certain non-U.S. subsidiaries whose earnings are being indefinitely reinvested. The higher reduction in 2011 reflects the adjustments to the Corporation's intercompany service allocation methodology.

The 2009 income tax provision of $391.0 million represented an effective rate of 31.2%. The effective tax rate in 2009 reflected income tax benefits relating to the resolution of certain state and leasing tax positions taken in prior periods and included a $20.9 million reduction in the tax provision related to non-U.S. subsidiaries whose earnings are being indefinitely reinvested.

BUSINESS UNIT REPORTING

Northern Trust, under the leadership of Chairman and Chief Executive Officer Frederick H. Waddell, is organized around its two principal client-focused business units, C&IS and PFS. Investment management services and products are provided to the clients of these business units and to other U.S. and non-U.S. clients by NTGI. Operations support is provided to each of the business units by O&T. Mr. Waddell has been identified as the chief operating decision maker, having final authority over resource allocation decisions and performance assessment.

C&IS and PFS results are presented to promote a greater understanding of their financial performance. The information, presented on an internal management-reporting basis, derives from internal accounting systems that support Northern Trust's strategic objectives and management structure. Management has developed accounting systems to allocate revenue and expense related to each segment. They incorporate processes for allocating assets, liabilities and equity, and the applicable interest income and expense. Equity is allocated based on the proportion of economic capital associated with the business units.

Allocations of capital and certain corporate expense may not be representative of levels that would be required if the segments were independent entities. The accounting policies used for management reporting are consistent with those described in Note 1 to the consolidated financial statements. Transfers of income and expense items are recorded at cost; there is no consolidated profit or loss on sales or transfers between business units. Northern Trust's presentations are not necessarily consistent with similar information for other financial institutions.

CONSOLIDATED FINANCIAL INFORMATION

(In Millions)	2011	2010	2009	CHANGE 2011 / 2010	2010 / 2009
Noninterest Income					
Trust, Investment and Other Servicing Fees	**$ 2,169.5**	$ 2,081.9	$ 2,083.8	**4%**	N/M
Other	**591.3**	647.1	703.3	**(9)**	(8)%
Net Interest Income (FTE)*	**1,049.3**	957.8	1,040.0	**10**	(8)
Revenue (FTE)*	**3,810.1**	3,686.8	3,827.1	**3**	(4)
Provision for Credit Losses	**55.0**	160.0	215.0	**(66)**	(26)
Visa Indemnification Benefits	**(23.1)**	(33.0)	(17.8)	**(30)**	85
Noninterest Expense (Excluding Visa Indemnification Benefits)	**2,854.3**	2,530.9	2,334.5	**13**	8
Income before Income Taxes*	**923.9**	1,028.9	1,295.4	**(10)**	(21)
Provision for Income Taxes*	**320.3**	359.4	431.2	**(11)**	(17)
Net Income	**$ 603.6**	$ 669.5	$ 864.2	**(10)%**	(23)%
Average Assets	**$91,947.9**	$76,008.2	$74,314.2	**21%**	2%

** Stated on an FTE basis. The consolidated figures include $40.2 million, $39.1 million, and $40.2 million of FTE adjustment for 2011, 2010, and 2009, respectively.*

Corporate & Institutional Services

The C&IS business unit is a leading global provider of asset servicing, securities lending, brokerage, banking and related services to corporate and public retirement funds, foundations, endowments, fund managers, insurance companies, sovereign wealth and government funds. Asset servicing and related services encompass a full range of industry leading capabilities including but not limited to: global master trust and custody, trade settlement, and reporting; fund administration; cash management; investment risk and performance analytical services; investment operations outsourcing; and transition management and commission recapture. Client relationships are managed through the Bank and the Bank's and the Corporation's other subsidiaries, including support from international locations in North America, Europe, the Middle East, and the Asia Pacific region. C&IS also executes related foreign exchange transactions from offices located in the United States, United Kingdom, and Singapore.

The following table summarizes the results of operations of C&IS for the years ended December 31, 2011, 2010, and 2009 on a management-reporting basis.

CORPORATE & INSTITUTIONAL SERVICES RESULTS OF OPERATIONS

(In Millions)	2011	2010	2009	CHANGE 2011 / 2010	2010 / 2009
Noninterest Income					
Trust, Investment and Other Servicing Fees	**$ 1,196.4**	$ 1,175.1	$ 1,236.8	**2%**	(5)%
Other	**485.4**	522.7	571.3	**(7)**	(9)
Net Interest Income (FTE)*	**282.5**	271.8	416.0	**4**	(35)
Revenue (FTE)*	**1,964.3**	1,969.6	2,224.1	**-**	(11)
Provision for Credit Losses	**(20.5)**	(16.1)	30.7	**27**	N/M
Noninterest Expense	**1,522.4**	1,328.9	1,200.6	**15**	11
Income before Income Taxes*	**462.4**	656.8	992.8	**(30)**	(34)
Provision for Income Taxes*	**168.3**	222.4	350.8	**(24)**	(37)
Net Income	**$ 294.1**	$ 434.4	$ 642.0	**(32)%**	(32)%
Percentage of Consolidated Net Income	**49%**	65%	74%		
Average Assets	**$47,533.7**	$38,749.3	$38,117.1	**23%**	2%

** Stated on an FTE basis.*

The decrease in C&IS net income in 2011 resulted from reductions in securities lending revenue, a component of trust, investment and other servicing fees; lower foreign exchange trading income; and higher noninterest expense, including operating costs from the 2011 acquisitions of $78.9 million and 2011 restructuring, acquisition and integration charges totaling $60.8 million. These impacts were partially offset by increases in custody and fund administration revenue, a component of trust, investment and other servicing fees, primarily attributable to the current year acquisitions which in total contributed $76.6 million to C&IS revenues in 2011; and an increased negative provision for credit losses. Other components of C&IS trust, investment and other servicing fees increased in 2011 primarily attributable to new business. The net income decrease in 2010 as compared to 2009 primarily reflects reductions in securities lending revenue, net interest income, and foreign exchange trading income, and higher noninterest expense, partially offset by a negative provision for credit losses.

C&IS Trust, Investment and Other Servicing Fees

C&IS trust, investment and other servicing fees are attributable to four general product types: Custody and Fund Administration, Investment Management, Securities Lending, and Other Services. Custody and fund administration fees are driven primarily by asset values, transaction volumes and number of accounts. Custody fees related to asset values are often priced based on values at the beginning of each quarter; however, there are custody fees that are based on quarter-end or month-end values or average values for a month or quarter. The fund administration fees that are asset value related are generally priced using average daily balances. Investment management fees are based primarily on market values throughout a period.

Securities lending revenue is affected by market values; the demand for securities to be lent, which drives volumes; and the interest rate spread earned on the investment of cash deposited by investment firms as collateral for securities they have borrowed. Securities lending revenue prior to 2011 had also included Northern Trust's share of unrealized gains and losses on one mark-to-market investment fund used in securities lending activities. As of September 30, 2010, securities in the mark-to-market fund had been sold with the proceeds reinvested into a short duration fund, eliminating the mark-to-market impact on securities lending revenue in periods subsequent to the date of sale. The other services fee category in C&IS includes such products as benefit payment, performance analysis, electronic delivery, and other services. Revenues from these products are based generally on the volume of services provided or a fixed fee.

Provided below are the components of C&IS trust, investment and other servicing fees and a breakdown of its assets under custody and under management.

CORPORATE AND INSTITUTIONAL SERVICES TRUST, INVESTMENT AND OTHER SERVICING FEES

(In Millions)	2011	2010	2009
Custody and Fund Administration	**$ 770.1**	$ 646.1	$ 583.0
Investment Management	**262.5**	261.2	247.1
Securities Lending	**87.9**	195.2	336.7
Other	**75.9**	72.6	70.0
Total Trust, Investment and Other Servicing Fees	**$1,196.4**	$1,175.1	$1,236.8

2011 C&IS FEES


64% Custody and Fund Administration
22% Investment Management
7% Securities Lending
7% Other Services

CORPORATE AND INSTITUTIONAL SERVICES ASSETS UNDER CUSTODY

	DECEMBER 31		
(In Billions)	2011	2010	2009
North America	**$2,112.1**	$1,999.6	$1,861.9
Europe, Middle East, and Africa	**1,351.4**	1,280.7	1,085.9
Asia Pacific	**319.4**	331.7	263.6
Securities Lending	**94.7**	99.1	114.5
Total Assets Under Custody	**$3,877.6**	$3,711.1	$3,325.9

2011 C&IS ASSETS UNDER CUSTODY


55% North America
34% Europe, Middle East, and Africa
8% Asia-Pacific Region
3% Securities Lending

CORPORATE AND INSTITUTIONAL SERVICES ASSETS UNDER MANAGEMENT

	DECEMBER 31		
(In Billions)	2011	2010	2009
North America	**$304.0**	$284.7	$257.6
Europe, Middle East, and Africa	**48.7**	69.0	63.5
Asia Pacific	**41.8**	36.4	46.4
Securities Lending	**94.7**	99.1	114.5
Total Assets Under Management	**$489.2**	$489.2	$482.0

2011 C&IS ASSETS UNDER MANAGEMENT


62% North America
19% Securities Lending
10% Europe, Middle East, and Africa
9% Asia-Pacific Region

Custody and fund administration fees, the largest component of trust, investment and other servicing fees, increased $124.0 million, or 19%, primarily reflecting higher fund administration and global custody fee revenues, attributable to the 2011 acquisitions, other new business, and improved markets. Fees from investment management were relatively unchanged from the year-ago period as increases due to new business and improved markets were offset by $34.3 million of money market mutual fund fee waivers attributable to the persistent low level of short-term interest rates. Money market mutual fund fee waivers for 2010 totaled $12.9 million. Securities lending revenue decreased $107.3 million, or 55%. The prior year included the recovery of previously recorded unrealized asset valuation losses of approximately $114 million related to a mark-to-market investment fund used in our securities lending activities. There were no mark-to-market impacts in the current year as securities in the mark-to-market fund had been sold in September 2010 with the proceeds reinvested into a short duration fund. Excluding the impact of the prior year asset valuation recoveries, securities lending fees in 2011 increased by approximately $6.7 million, reflecting higher spreads on the investment of cash collateral, partially offset by lower average volumes.

C&IS assets under custody were $3.9 trillion at December 31, 2011, 4% higher than the $3.7 trillion at December 31, 2010. Managed assets totaled $489.2 billion at December 31, 2011 and 2010. Cash and other assets deposited by investment firms as collateral for securities borrowed from custody clients are managed by Northern Trust and are included in assets under custody and under management. This collateral totaled $94.7 billion and $99.1 billion at December 31, 2011 and 2010, respectively.

C&IS Other Noninterest Income

Other noninterest income for 2011 decreased $37.3 million, or 7%, to $485.4 million from $522.7 million in 2010. The decrease primarily reflects a $58.5 million, or 16%, decrease in foreign exchange trading income due to reduced volatility and client volumes in the current year, partially offset by the benefit of 2011 acquisitions and other new business. Other noninterest income for 2010 of $522.7 million decreased $48.6 million, or 9%, from $571.3 million in 2009. This decrease resulted from lower foreign exchange trading income due to reduced volatility that was partially offset by increased client volumes as compared to 2009.

C&IS Net Interest Income

Net interest income increased $10.7 million, or 4%, in 2011 to $282.5 million from $271.8 million in 2010. The increase primarily reflects higher levels of average earning assets, partially offset by a decline in the net interest margin. The C&IS net interest margin in 2011 was .70% compared to .77% in 2010 and 1.25% in 2009. The decrease in the net interest margin in 2011 is primarily attributable to a change in the application of internal funds transfer pricing used in determining net interest income. Low interest rates also impacted net interest income in 2010, which was down $144.2 million, or 35%, from $416.0 million in 2009.

C&IS Provision for Credit Losses

The provision for credit losses was negative $20.5 million for 2011 reflecting recoveries of previously charged off exposures and improvement in underlying asset quality metrics within both commercial and institutional loans and commercial real estate loans. The provision for credit losses was negative $16.1 million for 2010 compared to a $30.7 million provision in 2009, reflecting reduced loan balances and, to a lesser extent, improvement in underlying asset quality metrics within the commercial loan segment as compared to 2009.

C&IS Noninterest Expense

C&IS noninterest expense was up $193.5 million, or 15%, in 2011 and totaled $1.52 billion compared to $1.33 billion in 2010. Noninterest expense in 2011 increased primarily as a result of $78.9 million of operating expense attributable to the 2011 acquisitions and $60.8 million of current year restructuring, acquisition and integration related charges. The restructuring, acquisition and integration related charges are reflected in higher compensation and outside services expense and in higher indirect expense allocations for product and operating support. Excluding the operating expense attributable to the 2011 acquisitions and the restructuring, acquisition and integration related charges, C&IS noninterest expense increased $53.8 million, or 4%, from 2010. Noninterest expense in 2010 totaled $1.33 billion, a $128.3 million increase from 2009. 2009 included expense reductions of $100.6 million associated with the final support payments and expiration of the CSA obligations.

Personal Financial Services

The PFS business unit provides personal trust, investment management, custody, and philanthropic services; financial consulting; guardianship and estate administration; brokerage services; and private and business banking. PFS focuses on high net worth individuals and families, business owners, executives, professionals, retirees, and established privately held businesses in its target markets. PFS also includes the Wealth Management Group, which provides customized products and services to meet the complex financial needs of individuals and family offices in the United States and throughout the world with assets typically exceeding $200 million. PFS services are delivered through a network of offices in 18 U.S. states and Washington, D.C., as well as offices in London and Guernsey.

The following table summarizes the results of operations of PFS for the years ended December 31, 2011, 2010, and 2009 on a management-reporting basis.

PERSONAL FINANCIAL SERVICES
RESULTS OF OPERATIONS

(In Millions)	2011	2010	2009	CHANGE 2011 / 2010	CHANGE 2010 / 2009
Noninterest Income					
Trust, Investment and Other Servicing Fees	**$ 973.1**	$ 906.8	$ 847.0	**7%**	7%
Other	**128.5**	133.3	138.7	**(4)**	(4)
Net Interest Income (FTE)*	**613.7**	591.8	538.1	**4**	10
Revenue (FTE)*	**1,715.3**	1,631.9	1,523.8	**5**	7
Provision for Credit Losses	**75.5**	176.1	184.3	**(57)**	(4)
Noninterest Expense	**1,214.9**	1,103.0	1,044.6	**10**	6
Income before Income Taxes*	**424.9**	352.8	294.9	**20**	20
Provision for Income Taxes*	**168.7**	132.8	112.4	**27**	18
Net Income	**$ 256.2**	$ 220.0	$ 182.5	**16%**	21%
Percentage of Consolidated Net Income	**42%**	33%	21%		
Average Assets	**$23,861.5**	$23,564.5	$24,534.8	**1%**	(4)%

** Stated on an FTE basis.*

PFS net income increased from 2010 as a result of higher revenues and a lower provision for credit losses, partially offset by increases in noninterest expense, including 2011 restructuring related charges totaling $27.4 million, and in the provision for income taxes. PFS revenue totaled $1.72 billion in 2011, an increase of $83.4 million, or 5%, from $1.63 billion in 2010, primarily attributable to increased trust, investment and other servicing fees and net interest income. These increases were partially offset by higher money market mutual fund fee waivers attributable to the prolonged low interest rate environment and decreased security commission and trading income and treasury management fees. PFS net income in 2010 increased $37.5 million, or 21%, from 2009 primarily attributable to increased trust, investment and other servicing fees and net interest income, as well as a lower provision for credit losses. These were partially offset by increased money market mutual fund fee waivers, noninterest expense, and provision for income tax.

PFS Trust, Investment and Other Servicing Fees

Provided below is a summary of PFS trust, investment and other servicing fees and assets under custody and under management.

PERSONAL FINANCIAL SERVICES TRUST, INVESTMENT AND OTHER SERVICING FEES

(In Millions)	YEAR ENDED DECEMBER 31 2011	2010	2009
Midwest	**$399.2**	$373.0	$327.6
Southeast	**218.1**	200.3	188.6
West	**208.5**	185.8	173.7
Wealth Management	**117.4**	123.2	135.8
Northeast	**29.9**	24.5	21.3
Total Trust, Investment and Other Servicing Fees	**$973.1**	$906.8	$847.0

2011 PFS FEES


41% Midwest
22% Southeast
22% West
12% Wealth Management
3% Northeast

PERSONAL FINANCIAL SERVICES ASSETS UNDER CUSTODY

(In Billions)	DECEMBER 31 2011	2010	2009
Wealth Management	**$226.5**	$221.9	$196.0
Midwest	**67.6**	64.1	58.2
Southeast	**37.2**	36.7	34.0
West	**36.5**	34.8	31.1
Northeast	**17.4**	12.7	11.8
Total Assets Under Custody	**$385.2**	$370.2	$331.1

2011 PFS ASSETS UNDER CUSTODY


59% Wealth Management
18% Midwest
10% Southeast
9% West
4% Northeast

PERSONAL FINANCIAL SERVICES ASSETS UNDER MANAGEMENT

(In Billions)	DECEMBER 31 2011	2010	2009
Midwest	**$ 68.5**	$ 60.4	$ 57.0
Wealth Management	**34.0**	31.5	31.4
Southeast	**32.2**	29.1	27.3
West	**29.1**	26.6	23.7
Northeast	**9.9**	6.8	5.8
Total Assets Under Management	**$173.7**	$154.4	$145.2

2011 PFS ASSETS UNDER MANAGEMENT


39% Midwest
19% Wealth Management
19% Southeast
17% West
6% Northeast

The PFS regions shown above are comprised of the following: Midwest includes Illinois, Michigan, Wisconsin, Missouri, Ohio and Minnesota; Southeast includes Florida and Georgia; West includes California, Washington, Nevada, Texas, Arizona, and Colorado; Northeast includes New York, Connecticut, Massachusetts, Washington, D.C., and Delaware; Wealth Management includes the results from the focus on the family office segment, complex fiduciary assignments and ultra-wealthy individuals through the provision of specialized asset management, investment consulting, global custody, fiduciary, and private banking services for domestic and international clients.

Fees in the majority of locations in which PFS operates and all mutual fund-related revenue are calculated primarily based on market values. PFS trust, investment and other servicing fees were $973.1 million in 2011, up 7% from $906.8 million in 2010, which in turn was up 7% from $847.0 million in 2009. The current year performance benefitted from new business and higher market valuations. Impacting the results in both years were waived fees in money market funds, totaling $67.8 million and $49.6 million in 2011 and 2010, respectively, due to the low level of short-term interest rates. Trust, investment and other servicing fees for 2010 were higher compared to 2009, reflecting higher market valuations and new business.

At December 31, 2011, assets under custody in PFS were $385.2 billion compared with $370.2 billion at December 31, 2010. Managed assets were $173.7 billion at December 31, 2011 compared to $154.4 billion at the previous year end.

PFS Other Noninterest Income

Other noninterest income for the year totaled $128.5 million compared to $133.3 million in 2010, a decrease of 4%, primarily driven by a decrease in security commissions and trading income and in treasury management fees. The other noninterest income decrease of 4% in 2010 compared to 2009 resulted from a decrease in core brokerage fee revenue and treasury management fees.

PFS Net Interest Income

Net interest income was $613.7 million for the year, up 4% from $591.8 million in 2010, which was 10% higher than 2009. Average loans increased $248.5 million in 2011, and the net interest margin increased to 2.61% from 2.55% in 2010, which in turn was up from the 2009 margin of 2.23%. The increased net interest margin for 2011 and 2010 largely reflects lower costs of funds.

PFS Provision for Credit Losses

The provision for credit losses was $75.5 million for 2011, compared with $176.1 million in 2010, and $184.3 million in 2009. The current year provision reflects improvements in commercial and institutional and commercial real estate loans, partially offset by continued weakness in residential real estate loans. The 2010 provision reflected continued weakness in residential and commercial real estate loans in certain markets. For a fuller discussion of the allowance and provision for credit losses refer to pages 56 and 57.

PFS Noninterest Expense

Noninterest expense of PFS increased $111.9 million, or 10%, to $1.21 billion in 2011 compared to $1.10 billion in 2010, primarily due to the $27.4 million of current year restructuring related charges which are reflected in higher compensation and benefits, outside services, and occupancy expense and in higher indirect expense allocations for product and operating support. Excluding the 2011 restructuring related charges, noninterest expense of PFS increased $84.5 million, or 8%, from 2010. Noninterest expense for 2010 was 6% higher than 2009, primarily attributable to higher indirect expense allocations for product and operating support, higher compensation, and increased charges associated with account servicing activities.

Northern Trust Global Investments

NTGI, through various subsidiaries of the Corporation, provides a broad range of asset management and related services and other products to clients around the world, including clients of C&IS and PFS. Clients include institutional and individual separately managed accounts, bank common and collective funds, registered investment companies, exchange traded funds, non-U.S. collective investment funds, and unregistered private investment funds. NTGI offers both active and passive equity and fixed income portfolio management, as well as alternative asset classes (such as private equity and hedge funds of funds) and multi-manager products and advisory services. NTGI's activities also include overlay services and other risk management services. NTGI's business operates internationally through subsidiaries, joint ventures, alliances, and distribution arrangements and its revenue and expense are fully allocated to C&IS and PFS.

At year-end 2011, Northern Trust managed $662.9 billion in assets for personal and institutional clients compared with $643.6 billion at year-end 2010. The increase in assets reflects higher equity markets in 2011 and new business.

NORTHERN TRUST GLOBAL INVESTMENTS
2011 ASSETS UNDER MANAGEMENT OF $662.9 BILLION

ASSET CLASSES


44% Equities
34% Short Duration
19% Fixed Income
3% Other

CLIENT SEGMENTS


74% Institutional
26% Personal

MANAGEMENT STYLES


51% Active
44% Index
5% Manager of Managers

Operations and Technology

The O&T business unit supports all Northern Trust's business activities, including the processing and product management activities of C&IS, PFS, and NTGI. These activities are conducted principally in the operations and technology centers in Chicago, London, and Bangalore.

Corporate Financial Management Group

The Corporate Financial Management Group includes the Chief Financial Officer, Controller, Treasurer, and Investor Relations functions. The Group is responsible for Northern Trust's accounting and financial infrastructure and for managing the Corporation's financial position.

Corporate Risk Management Group

The Corporate Risk Management Group includes the Credit Policy and other Corporate Risk Management functions. The Credit Policy function is described in the "Risk Management – Loans and Other Extensions of Credit" section. The Corporate Risk Management Group monitors, measures, and facilitates the management of risks across the businesses of the Corporation and its subsidiaries.

Treasury and Other

Treasury and Other includes income and expense associated with the wholesale funding activities and the investment portfolios of the Corporation and the Bank. Treasury and Other also includes certain corporate-based expense, executive level compensation and nonrecurring items not allocated to the business units.

The following table summarizes the results of operations of Treasury and Other for the years ended December 31, 2011, 2010, and 2009 on a management-reporting basis.

TREASURY AND OTHER RESULTS OF OPERATIONS

(In Millions)	2011	2010	2009	CHANGE 2011 / 2010	CHANGE 2010 / 2009
Other Noninterest Income	**$ (22.6)**	$ (8.9)	$ (6.7)	**154%**	33%
Net Interest Income (FTE)*	**153.1**	94.2	85.9	**63**	10
Revenue (FTE)*	**130.5**	85.3	79.2	**53**	8
Visa Indemnification Benefits	**(23.1)**	(33.0)	(17.8)	**(30)**	85
Noninterest Expense (Excluding Visa Indemnification Benefits)	**117.0**	99.0	89.3	**18**	11
Income before Income Taxes*	**36.6**	19.3	7.7	**90**	N/M
Provision (Benefit) for Income Taxes*	**(16.7)**	4.2	(32.0)	**N/M**	N/M
Net Income	**$ 53.3**	$ 15.1	$ 39.7	**N/M**	(62)%
Percentage of Consolidated Net Income	**9%**	2%	5%		
Average Assets	**$20,552.7**	$13,694.4	$11,662.3	**50%**	17%

** Stated on an FTE basis.*

The Treasury and Other negative other noninterest income for the years ended 2011, 2010, and 2009 include losses of $23.3 million, $21.2 million, and $26.7 million, respectively, from the write-down of nonagency residential mortgage-backed securities determined to be other-than-temporarily impaired. In 2010, these losses were partially offset by a gain on the sale of a building. The 2011 increase in net interest income reflects the benefit of higher average assets and a change in the application of internal funds transfer pricing used in determining net interest income, partially offset by reduced yields on the securities portfolio, as maturing investments have been replaced by lower yielding assets. The increase in average assets primarily reflects higher levels of average securities balances in 2011 compared to 2010. Noninterest expense in 2011 equaled $117.0 million, up $18 million, or 18%, from 2010, attributable to higher compensation and employee benefits, including $3.4 million of current year restructuring related charges. Noninterest expense was $99.0 million for 2010, an increase of $9.7 million, or 11%, compared to $89.3 million in 2009 and reflected higher compensation expense and the reversal in 2009 of accruals related to performance stock units granted in 2008 and 2007 which were no longer expected to vest. The tax benefits in 2011 and 2009 primarily reflect the favorable resolution of certain state tax positions taken in prior years and other federal and state tax matters not allocated to the business units for management reporting purposes. The tax benefit in 2011 also reflects adjustments to the Corporation's intercompany service allocation methodology not allocated to the business units for management reporting purposes.

CRITICAL ACCOUNTING ESTIMATES

The use of estimates and assumptions is required in the preparation of financial statements in conformity with GAAP and actual results could differ from those estimates. The U.S. Securities and Exchange Commission has issued guidance relating to the disclosure of critical accounting estimates. Critical accounting estimates are those that require management to make subjective or complex judgments about the effect of matters that are inherently uncertain and may change in subsequent periods. Changes that may be required in the underlying assumptions or estimates in these areas could have a material impact on Northern Trust's future financial condition and results of operations.

For Northern Trust, accounting estimates that are viewed as critical are those relating to the allowance for credit losses, pension plan accounting, other-than-temporary impairment (OTTI) of investment securities, and accounting for structured leasing transactions. Management has discussed the development and selection of each critical accounting estimate with the Audit Committee of the Corporation's Board of Directors (Board).

Allowance for Credit Losses

The allowance for credit losses represents management's estimate of probable losses which have occurred as of the date of the consolidated financial statements. The loan and lease portfolio and other lending related credit exposures are regularly reviewed to evaluate the adequacy of the allowance for credit losses. In determining the level of the allowance, Northern Trust evaluates the allowance necessary for impaired loans and lending-related commitments and also estimates losses inherent in other lending related credit exposures.

The allowance for credit losses consists of the following components:

Specific Allowance: The amount of specific allowance is determined through an individual evaluation of loans and lending-related commitments considered impaired that is based on expected future cash flows, the value of collateral, and other factors that may impact the borrower's ability to pay. For impaired loans where the amount of specific allowance, if any, is determined based on the value of the underlying real estate collateral, third-party appraisals are typically obtained and utilized by management. These appraisals are generally less than twelve months old and are subject to adjustments to reflect management's judgment as to the realizable value of the collateral.

Inherent Allowance: The amount of inherent allowance is based primarily on factors which incorporate management's evaluation of historical charge-off experience and various qualitative factors such as management's evaluation of economic and business conditions and changes in the character and size of the loan portfolio. Factors are applied to loan and lease credit exposures aggregated by shared risk characteristics and are reviewed quarterly by Northern Trust's Loan Loss Allowance Committee which includes representatives from Credit Policy, business unit management, and Corporate Financial Management.

The quarterly analysis of the specific and inherent allowance components and the control process maintained by Credit Policy and the lending staff, as described in the "Risk Management – Loans and Other Extensions of Credit" section, are the principal methods relied upon by management for the timely identification of, and adjustment for, changes in estimated credit loss levels. In addition to Northern Trust's own experience, management also considers regulatory guidance. Control processes and analyses employed to determine an appropriate level of allowance for credit losses are reviewed on at least an annual basis and modified as considered appropriate.

Loans, leases and other extensions of credit deemed uncollectible are charged to the allowance for credit losses. Subsequent recoveries, if any, are credited to the allowance. Determinations as to whether an uncollectible loan is charged-off or a specific reserve is established are based on management's assessment as to the level of certainty regarding the amount of loss. The provision for credit losses, which is charged to income, is the amount necessary to adjust the allowance for credit losses to the level determined through the above process. Actual losses may vary from current estimates and the amount of the provision for credit losses may be either greater than or less than actual net charge-offs.

Management's estimates utilized in establishing an appropriate level of allowance for credit losses are not dependent on any single assumption. Management evaluates numerous variables, many of which are interrelated or dependent on other assumptions and estimates, in determining allowance adequacy. Due to the inherent imprecision in accounting estimates, other estimates or assumptions could reasonably have been used in the current period and changes in estimates are reasonably likely to occur from period to period. Additionally, as an integral part of their examination process, various federal and state regulatory agencies also review the allowance for credit losses. These agencies may require that certain loan balances be classified differently or charged off when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examination. However, management believes that the allowance for credit losses adequately addresses these uncertainties and has been established at an appropriate level to cover probable losses which have occurred as of the date of the consolidated financial statements.

Pension Plan Accounting

Northern Trust maintains a noncontributory defined benefit pension plan covering substantially all U.S. employees (the Qualified Plan) and a noncontributory supplemental pension plan (the Nonqualified Plan). Plan amendments, effective April 1, 2012, will reduce benefit accruals under the Qualified and Nonqualified Plans. Certain European-based employees also participate in local defined benefit pension plans that have been closed to new employees in prior years and have been closed to future benefit accruals, effective in 2010. Measuring cost and reporting liabilities resulting from defined benefit pension plans requires the use of several assumptions regarding future interest rates, asset returns, compensation increases and other actuarial-based projections relating to the plans. Due to the long-term nature of this obligation and the estimates that are required to be made, the assumptions used in determining the periodic pension expense and the projected pension obligation are closely monitored and reviewed annually for adjustments that may be required. Pension accounting guidance requires that differences between estimates and actual experience be recognized as other comprehensive income in the period in which they occur. The differences are amortized into net periodic pension expense from accumulated other comprehensive income over the future working lifetime of eligible participants. As a result, differences between the estimates made in the calculation of periodic pension expense and the projected pension obligation and actual experience affect stockholders' equity in the period in which they occur but continue to be recognized as expense systematically and gradually over subsequent periods.

Northern Trust recognizes the significant impact that these pension-related assumptions have on the determination of the pension obligations and related expense and has established procedures for monitoring and setting these assumptions each year. These procedures include an annual review of actual demographic and investment experience with the pension plan's actuaries. In addition to actual experience, adjustments to these assumptions consider observable yields on fixed income securities, known compensation trends and policies, as well as economic conditions and investment strategies that may impact the estimated long-term rate of return on plan assets.

In determining the pension expense for the U.S. plans in 2011, Northern Trust utilized a discount rate of 5.50% for both the Qualified Plan and the Nonqualified Plan. The rate of increase in the compensation level is based on a sliding scale that averaged 4.02%. The expected long-term rate of return on Qualified Plan assets was 8.00%.

In evaluating possible revisions to pension-related assumptions for the U.S. plans as of Northern Trust's December 31, 2011 measurement date, the following were considered:

Discount Rate: Northern Trust estimates the discount rate for its U.S. pension plans by applying the projected cash flows for future benefit payments to several published discount rate yield curves as of the measurement date. These yield curves are composed of individual zero-coupon interest rates for 60 different time periods over a 30-year time horizon. Zero-coupon rates utilized by the yield curves are mathematically derived from observable market yields for AA-rated corporate bonds. The yield curve models referenced by Northern Trust in establishing the discount rate supported a rate between 4.54% and 5.12%, with an average decrease of 83 basis points over the prior year. As such, Northern Trust decreased the discount rate for the Qualified and Nonqualified plans from 5.50% for December 31, 2010 to 4.75% for December 31, 2011.

Compensation Level: As long-term compensation policies remained consistent with prior years, no changes were made to the compensation scale assumption since its 2007 revision based on a review of actual salary experience of eligible employees.

Rate of Return on Plan Assets: The expected return on plan assets is based on an estimate of the long-term (30 years) rate of return on plan assets, which is determined using a building block approach that considers the current asset mix and estimates of return by asset class based on historical experience, giving proper consideration to diversification and rebalancing. Current market factors such as inflation and interest rates are also evaluated before long-term capital market assumptions are determined. Peer data and historical returns are reviewed to check for reasonability and appropriateness. As a result of these analyses, Northern Trust's rate of return assumption was maintained at 8.00% for 2011.

Mortality Table: Northern Trust uses the mortality table proposed by the U.S. Treasury for use in accordance with the provisions of the Pension Protection Act of 2006 (PPA) for both pre- and post-retirement mortality assumptions. This table is based on the RP2000 mortality table with projections of expected future mortality improvements.

In order to illustrate the sensitivity of these assumptions on the expected periodic pension expense in 2012 and the projected benefit obligation, the following table is presented to show the effect of increasing or decreasing each of these assumptions by 25 basis points.

(In Millions)	25 BASIS POINT INCREASE	25 BASIS POINT DECREASE
Increase (Decrease) in 2012 Pension Expense		
Discount Rate Change	(4.5)	4.7
Compensation Level Change	1.1	(1.1)
Rate of Return on Plan Assets Change	(2.7)	2.7
Increase (Decrease) in Projected Benefit Obligation		
Discount Rate Change	(39.4)	41.8
Compensation Level Change	2.5	(2.4)

Pension Contributions: The deduction limits specified by the Internal Revenue Code for contributions made by sponsors of defined benefit pension plans are based on a "Target Liability" under the provisions of the PPA. Northern Trust contributed $100.0 million to the Qualified Plan in 2011 and $68.0 million in 2010. The investment return on these contributions decreases the U.S. pension expense. This benefit will be partially offset by the related forgone interest earnings on the funds contributed. The minimum required contribution is expected to be zero in 2012 and for several years thereafter. The maximum deductible contribution is estimated at $175.0 million for 2012.

The estimated U.S. Qualified Plan pension expense is expected to decrease by approximately $8.5 million in 2012 from the 2011 expense of $32.4 million. The decrease is due to the impact of plan amendments and the $100.0 million contribution in 2011, partially offset by the change in pension-related assumptions and other actuarial experiences.

Other-Than-Temporary Impairment of Investment Securities

Under GAAP, companies are required to perform periodic reviews of securities with unrealized losses to determine whether the declines in value are considered other-than-temporary. For available-for-sale and held-to-maturity securities that management has no intent to sell, and believes it more-likely-than-not that it will not be required to sell, prior to recovery, the consolidated statement of income reflects only the credit loss component of an impairment, while the remainder of the fair value loss is recognized in accumulated other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected using the Corporation's cash flow projections. For debt securities that Northern Trust intends to sell, or would more-likely-than-not be required to sell, before the expected recovery of the amortized cost basis, the full impairment (that is, the difference between the security's amortized cost basis and fair value) is recognized in earnings. The application of significant judgment is required in determining the assumptions used in assessing whether an OTTI exists and, if so, in the calculation of the credit loss component of the OTTI. Assumptions used in this process are inherently subject to change in future periods. Different judgments or subsequent changes in estimates could result in materially different impairment loss recognition. The economic and financial market conditions experienced since the onset of the economic downturn in 2008 have negatively affected the liquidity and pricing of investment securities generally and residential mortgage-backed securities in particular, and have resulted in an increase in the likelihood and severity of OTTI charges.

Northern Trust conducts security impairment reviews quarterly to evaluate those securities within its investment portfolio that have indications of possible OTTI. A determination as to whether a security's decline in market value is other-than-temporary takes into consideration numerous factors and the relative significance of any single factor can vary by security. Factors considered in determining whether impairment is other-than-temporary include, but are not limited to, the length of time which the security has been impaired; the severity of the impairment; the cause of the impairment; the financial condition and near-term prospects of the issuer; activity in the market of the issuer which may indicate adverse credit conditions; Northern Trust's intent regarding the sale of the security as of the balance sheet date; and the likelihood that it will not be required to sell the security for a period of time sufficient to allow for the recovery of the security's amortized cost basis. The Corporate Asset and Liability Policy Committee reviews the results of impairment analyses and concludes on whether OTTI exists.

Impairment reviews conducted in 2011 and 2010 identified nonagency residential mortgage-backed securities determined to be other-than-temporarily impaired and credit-related losses totaling $23.3 million and $21.2 million, respectively, were recognized in connection with the write-down of the securities. The remaining securities with unrealized losses within Northern Trust's portfolio as of December 31, 2011 and 2010 were not considered to be other-than-temporarily impaired. However, additional OTTI may occur in future periods as a result of market and economic conditions.

Accounting for Structured Leasing Transactions

Through its leasing subsidiary, Norlease, Inc., Northern Trust acts as a lessor in leveraged lease transactions primarily for transportation equipment, including commercial aircraft and railroad equipment. Northern Trust's net investment in leveraged leases is reported at the aggregate of lease payments receivable and estimated residual values, net of non-recourse debt and unearned income. Unearned income is required to be recognized in interest income in a manner that yields a level rate of return on the net investment. Determining the net investment in a leveraged lease and the interest income to be recognized requires management to make assumptions regarding the amount and timing of cash flows, estimates of residual values, and the impact of income tax regulations and rates. Changes in these assumptions in future periods could affect asset balances and related interest income.

As part of the Internal Revenue Service's (IRS) audit of the Corporation's 1997-2004 federal income tax returns, the IRS challenged the Corporation's tax position for certain of its leveraged leasing transactions and proposed to disallow certain tax deductions and assess related interest and penalties. In November 2011, the Corporation reached a final settlement with the IRS Appeals Office regarding the disputed leasing transactions. As a result of the settlement agreement reached, revisions were made to cash flow estimates regarding the timing and amount of leveraged lease income tax deductions, which increased interest income by $7.0 million for the year ended December 31, 2011. The IRS may disallow deductions relating to other lease transactions with similar characteristics as part of a future audit of tax returns. The Corporation believes that those transactions are valid leases for U.S. tax purposes and that its tax treatment of those transactions is appropriate based on its interpretation of the tax regulations and legal precedents.

FAIR VALUE MEASUREMENTS

The preparation of financial statements in conformity with GAAP requires certain assets and liabilities to be reported at fair value. As of December 31, 2011, approximately 31% of Northern Trust's total assets and approximately 1% of its total liabilities were carried on the consolidated balance sheet at fair value. As discussed more fully in Note 3 to the consolidated financial statements, GAAP requires entities to categorize financial assets and liabilities carried at fair value according to a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted, active market prices for identical assets and liabilities (Level 1) and the lowest priority to valuation techniques that require significant management judgment because one or more of the significant inputs are unobservable in the market place (Level 3). Approximately 13% of Northern Trust's assets carried at fair value are classified as Level 1; Northern Trust typically does not hold equity securities or other instruments that are actively traded on an exchange.

Approximately 86% of Northern Trust's assets and 94% of its liabilities carried at fair value are categorized as Level 2, as they are valued using models in which all significant inputs are observable in active markets. Investment securities classified as available for sale make up 96% of Level 2 assets with the remaining 4% primarily consisting of derivative financial instruments. Level 2 liabilities are comprised solely of derivative financial instruments.

Investment securities are principally valued by third party pricing vendors. Northern Trust has a well established process to validate all prices received from pricing vendors. Prices are compared to separate independent sources such as non-binding broker quotes and other vendor price feeds to ensure the fair value determination is consistent with GAAP and to ensure the proper classification of assets and liabilities in the fair value hierarchy.

As of December 31, 2011, all derivative assets and liabilities were classified in Level 2 and approximately 98%, measured on a notional value basis, related to client-related and trading activities, predominantly consisting of foreign exchange contracts. Derivative instruments are valued internally using widely accepted models that incorporate inputs readily observable in actively quoted markets and do not require significant management judgment. Northern Trust evaluated the impact of counterparty credit risk and its own credit risk on the valuation of derivative instruments. Factors considered included the likelihood of default by us and our counterparties, the remaining maturities of the instruments, our net exposures after giving effect to master netting agreements, available collateral, and other credit enhancements in determining the appropriate fair value of our derivative instruments. The resulting valuation adjustments are not considered material.

As of December 31, 2011, the fair value of Northern Trust's Level 3 assets and liabilities were $178.3 million and $56.8 million, respectively, and represented approximately 1% of assets and 6% of liabilities carried at fair value, respectively. Level 3 assets consist of auction rate securities purchased from Northern Trust clients. The lack of activity in the auction rate security market has resulted in a lack of observable market inputs to use in determining fair value. Therefore, Northern Trust incorporated its own assumptions about future cash flows and the appropriate discount rate adjusted for credit and liquidity factors. In developing these assumptions, Northern Trust incorporated the contractual terms of the securities, the type of collateral, any credit enhancements available, and relevant market data, where available. As of December 31, 2011, Level 3 liabilities included financial guarantees relating to contingent purchase considerations and standby letters of credit. The fair value of contingent purchase consideration liabilities is determined using an income-based (discounted cash flow) model that incorporates Northern Trust's own assumptions about future cash flows and appropriate discount rates. Northern Trust's recorded liability for standby letters of credit, reflecting the obligation it has undertaken, is measured as the amount of unamortized fees on these instruments.

While Northern Trust believes its valuation methods for its assets and liabilities carried at fair value are appropriate and consistent with other market participants, the use of different methodologies or assumptions, particularly as applied to Level 3 assets and liabilities, could have a material effect on the computation of their estimated fair values.

IMPLEMENTATION OF ACCOUNTING STANDARDS

Information related to recent accounting pronouncements is contained in Note 2 to the consolidated financial statements.

CAPITAL EXPENDITURES

Proposed significant capital expenditures are reviewed and approved by Northern Trust's senior management and, where appropriate, by the Board. This process is designed to assure that the major projects to which Northern Trust commits its resources produce benefits compatible with its strategic goals.

Capital expenditures in 2011 included ongoing enhancements to Northern Trust's hardware and software capabilities as well as the enhancement of data and resiliency centers and the expansion or renovation of several existing and new offices. Capital expenditures for 2011 totaled $371.1 million, of which $274.2 million was for software, $57.4 million was for computer hardware and machinery, $27.9 million was for building and leasehold improvements, and $11.6 million was for furnishings. These capital expenditures are designed principally to support and enhance Northern Trust's transaction processing, investment management, and asset servicing capabilities, as well as relationship management and client interaction. Additional capital expenditures planned for systems technology will result in future expense for the depreciation of hardware and amortization of software. Depreciation on computer hardware and machinery and software amortization are charged to equipment and software expense. Depreciation on building and leasehold improvements and on furnishings is charged to occupancy expense and equipment expense, respectively. Capital expenditures for 2010 totaled $311.1 million, of which $220.6 million was for software, $62.5 million was for computer hardware and machinery, $19.4 million was for building and leasehold improvements, and $8.6 million was for furnishings.

OFF-BALANCE SHEET ARRANGEMENTS

Assets Under Custody and Assets Under Management

Northern Trust, in the normal course of business, holds assets under custody, management and servicing in a fiduciary or agency capacity for its clients. In accordance with GAAP, these assets are not assets of Northern Trust and are not included in its consolidated balance sheet.

Financial Guarantees and Indemnifications

Northern Trust issues financial guarantees in the form of standby letters of credit to meet the liquidity and credit enhancement needs of its clients. Standby letters of credit obligate Northern Trust to meet certain financial obligations of its clients, if, under the contractual terms of the agreement, the clients are unable to do so. These instruments are primarily issued to support public and private financial commitments, including commercial paper, bond financing, initial margin requirements on futures exchanges and similar transactions.

Credit risk is the principal risk associated with these instruments. The contractual amounts of these instruments represent the credit risk should the instrument be fully drawn upon and the client default. To control the credit risk associated with issuing letters of credit, Northern Trust subjects such activities to the same credit quality and monitoring controls as its lending activities. Northern Trust is obligated to meet the entire financial obligation of these agreements and in certain cases is able to recover the amounts paid through recourse against collateral received or other participants.

Standby letters of credit totaled $4.3 billion at December 31, 2011 and 2010. These amounts include $608.2 million and $602.3 million of standby letters of credit secured by cash deposits or participated to others as of December 31, 2011 and 2010, respectively. The weighted average maturity of standby letters of credit was 27 months at December 31, 2011 and 20 months at December 31, 2010.

As part of the Corporation's securities custody activities and at the direction of clients, Northern Trust lends securities owned by clients to borrowers who are reviewed and approved by Northern Trust's Senior Credit Committee. The borrower is required to fully collateralize securities received with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100 percent of the fair value of the securities plus accrued interest, with the collateral revalued on a daily basis. In connection with these activities, Northern Trust has issued certain indemnifications to clients against loss that is a direct result of a borrower's failure to return securities when due, should the value of such securities exceed the value of the collateral posted. The amount of securities loaned as of December 31, 2011 and 2010 subject to indemnification was $74.4 billion and $74.9 billion, respectively. Because of the credit quality of the borrowers and the requirement to fully collateralize securities borrowed, management believes that the exposure to credit loss from this activity is not significant.

Variable Interests

Variable Interest Entities (VIEs) are defined within GAAP as entities which either have a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. Investors that finance a VIE through debt or equity interests, or other counterparties that provide other forms of support, such as guarantees, subordinated fee arrangements, or certain types of derivative contracts, are variable interest holders in the entity and the variable interest holder, if any, that has both the power to direct the activities that most significantly impact the entity and a variable interest that could potentially be significant to the entity is deemed to be the VIE's primary beneficiary and is required to consolidate the VIE.

Leveraged Leases. In leveraged leasing transactions, Northern Trust acts as lessor of the underlying asset subject to the lease, and typically funds 20% of the asset's cost via an equity ownership in a trust with the remaining 80% provided by third party non-recourse debt holders. In such transactions, the trusts, which are VIEs, are created to provide the lessee use of the property with substantially all of the rights and obligations of ownership. The lessee's maintenance and operation of the leased property has a direct effect on the fair value of the underlying property, and the lessee also has the ability to increase the benefits it can receive and limit the losses it can suffer by the manner in which it uses the property. As a result, Northern Trust has determined that it is not the primary beneficiary of these VIEs given it lacks the power to direct the activities that most significantly impact the economic performance of the VIEs.

Tax Credit Structures. Northern Trust invests in affordable housing projects that are designed to generate a return primarily through the realization of tax credits. The affordable housing projects are formed as limited partnerships and LLCs, and Northern Trust typically invests as a limited partner/investor member in the form of equity contributions. The economic performance of the affordable housing projects, which are deemed to be VIEs, is driven by the performance of their underlying investment projects as well as the VIEs' ability to operate in compliance with the rules and regulations necessary for the qualification of tax credits generated by equity investments. Northern Trust has determined that it is not the primary beneficiary of these VIEs as it lacks the power to direct the activities that most significantly impact the economic performance of the underlying project or to affect the VIEs' ability to operate in compliance with the rules and regulations necessary for the qualification of tax credits generated by equity investments. This power is held by the general partners and managing members who exercise full and exclusive control of the operations of the VIEs.

Trust Preferred Securities. As discussed in further detail in Note 13 to the consolidated financial statements, in 1997, Northern Trust issued Floating Rate Capital Securities, Series A and Series B, through statutory business trusts wholly-owned by the Corporation ("NTC Capital I" and "NTC Capital II", respectively). The sole assets of the trusts are Subordinated Debentures of Northern Trust Corporation that have the same interest rates and maturity dates as the corresponding distribution rates and redemption dates of the Floating Rate Capital Securities. NTC Capital I and NTC Capital II are considered VIEs; however, as the sole asset of each trust is a receivable from the Corporation and the proceeds to the Corporation from the receivable exceed the Corporation's investment in the VIEs' equity shares, the Corporation is not permitted to consolidate the trusts, even though the Corporation owns all of the voting equity shares of the trusts, has fully guaranteed the trusts' obligations, and has the right to redeem the preferred securities in certain circumstances.

Investment Funds. Northern Trust acts as asset manager for various funds in which clients of Northern Trust are investors. As an asset manager of funds, the Corporation earns a competitively priced fee that is based on assets managed and varies with each fund's investment objective. Based on its analysis, Northern Trust has determined that it is not the primary beneficiary of these VIEs under GAAP.

As discussed in further detail in Note 28 to the consolidated financial statements, in November 2011, the Corporation purchased $90 million of securities at par from three investment funds (Funds). The securities were purchased to avoid the risk of the Funds being downgraded which could force certain holders to liquidate their investments. Northern Trust has no further obligations related to these actions as of December 31, 2011. As Northern Trust has no current plans to provide any support additional to that which is noted above, the maximum exposure to loss from its implicit interest in the Funds is the price paid to acquire the securities from the Funds. Any potential future support would be evaluated based upon the specific facts and circumstances and with careful consideration as to the potential impact on Northern Trust's ability to maintain its well-capitalized status and meet its operational needs.

Under GAAP, the above actions reflect Northern Trust's implicit interest in the credit risk of the affected Funds. Implicit interests are required to be considered when determining the primary beneficiary of a variable interest entity. The Funds were designed to create and pass to investors interest rate and credit risk. In determining whether Northern Trust is the primary beneficiary of these Funds, an expected loss calculation based on the characteristics of the underlying investments in the Funds is used to estimate the expected losses related to interest rate and credit risk, while also considering the relative rights and obligations of each of the variable interest holders. This analysis concluded that interest rate risk is the primary driver of expected losses within the Funds. As such, Northern Trust has determined that it is not the primary beneficiary of the Funds and is not required to consolidate them within its consolidated balance sheet.

In 2008, Northern Trust entered into CSAs with certain fund entities (CSA Funds) which held notes, asset backed securities, and other instruments whose values had been adversely impacted by widening risk premiums and liquidity spreads and significant rating agency downgrades. As of December 31, 2009, all CSAs had expired in connection with the final settlements of covered securities. However, under prior accounting standards the CSA Funds were considered VIEs and the CSAs reflected Northern Trust's implicit variable interest in the credit risk of the affected CSA Funds. The CSA Funds were designed to create and pass to investors interest rate and credit risk. In determining whether Northern Trust was the primary beneficiary of the CSA Funds during the period in which the CSAs were in place, expected loss calculations based on the characteristics of the underlying investments in the CSA Funds were used to estimate the expected losses related to interest rate and credit risk, while also considering the relative rights and obligations of each of the variable interest holders. These analyses concluded that interest rate risk was the primary driver of expected losses within the CSA Funds. As such, Northern Trust determined that it was not the primary beneficiary of the CSA Funds and was not required to consolidate them within its consolidated balance sheet.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Risk Management

The objectives of liquidity risk management are to ensure that Northern Trust can meet its cash flow obligations under both normal and adverse economic conditions while maintaining its ability to capitalize on business opportunities in a timely and cost effective manner. The liquidity of the Corporation is managed separately from that of the Bank which encompasses all of Northern Trust's U.S. and international banking activities.

Governance and Risk Management Framework

Northern Trust manages its liquidity under a global risk management framework, incorporating regional policies, limits and management when appropriate. Corporate liquidity policies, risk appetite and limits are reviewed annually by the Business Risk Committee of the Board and approved by the Board. Management's Corporate Asset and Liability Policy Committee (ALCO) is responsible for recommending liquidity policies to the Board, establishing internal guidelines, approving contingency plans, assessing Northern Trust's overall liquidity status, and reviewing reports and analyses on a regular basis. The Corporate Treasury department has the day-to-day responsibility for measuring, analyzing and managing liquidity risk within the guidelines and limits established by ALCO and the Board.

Northern Trust's Global Liquidity Management framework focuses on five key areas: Position Management; Modeling and Analysis; Contingency Planning; Peer Group Comparisons and Management Reporting; while providing for the review and management of the liquidity of the Corporation separate from that of the Bank. It is through this framework that management monitors its sources and uses of liquidity, evaluates their level of stability under various circumstances, plans for adverse situations, benchmarks itself against other banks, provides information to management, and complies with various U.S. and international regulations.

Northern Trust Consolidated Liquidity Management

Position management includes daily monitoring of cash positions and anticipating future funding requirements given both internal and external events. As the Corporation's principal subsidiary, encompassing all of Northern Trust's banking activities, the Bank centrally manages liquidity for all U.S. and international banking operations. Liquidity is provided by a variety of sources, including client deposits (institutional and personal) from our C&IS and PFS businesses, wholesale funding from the capital markets, maturities of short-term investments, and unencumbered liquid assets that can be sold or pledged to secure additional funds. While management does not view the Federal Reserve's discount window as a primary source of liquidity, at December 31, 2011 the Bank had over $20 billion of securities and loans readily available as collateral to support discount window borrowings. The Bank is also very active in the U.S. interbank funding market, providing an important source of additional liquidity and low-cost funds. Liquidity is used by a variety of activities, including client withdrawals, purchases of securities, net loan growth, and draws on unfunded commitments to extend credit. Northern Trust maintains a very liquid balance sheet with loans representing 29% of total assets as of December 31, 2011. Further, at December 31, 2011 there were significant sources of liquidity within the Bank's consolidated balance sheet in the form of securities available for sale and short-term money market assets. Unencumbered securities at the Bank, which include those placed at the Federal Reserve discount window, exceeded $25 billion at December 31, 2011.

Liquidity modeling and analysis evaluates a bank's ability to meet its cash flow obligations given a variety of possible internal and external events and under different economic conditions. Northern Trust uses liquidity modeling to support its contingent liquidity plans, gain insight into its liquidity position and strengthen its liquidity policies and practices. Liquidity modeling is performed using multiple independent scenarios, across major currencies, at a consolidated corporate level and for various U.S. and international banking subsidiaries. These scenarios, which include both company specific and systemic events, analyze potential impacts on our domestic and foreign deposits, wholesale funds, financial market access, external borrowing capacity and off-balance sheet obligations.

Another important area of Northern Trust's liquidity risk management is the development and maintenance of its contingent liquidity plans. A global contingent liquidity action plan covering the Corporation, Bank and major subsidiaries is approved by ALCO and regularly updated and tested. This plan, which can be activated in the event of an actual liquidity crisis, details organizational responsibilities and defines specific actions designed to ensure the proper maintenance of liquidity during periods of stress. In addition, international banking subsidiaries have individual contingent liquidity plans, which incorporate the global plan.

Northern Trust also analyzes its liquidity profile against a peer group of large U.S. bank holding companies, including other major custody banks. This analysis provides management with benchmarking information, highlights industry trends, and supports the establishment of new policies and strategies.

Management regularly reviews various reports, analyses and other information depicting changes in Northern Trust's liquidity mix and funding concentrations, overall financial market conditions and other internal and external liquidity metrics. Management uses this information to evaluate the overall status of Northern Trust's liquidity position and anticipate potential events that could stress that position in the future. An overall Liquidity Status Level for Northern Trust, established and regularly reviewed by ALCO, is monitored on an ongoing basis by the Corporate Treasury department. Downgrades in liquidity status resulting from internal, external or industry-wide events, trigger specific pre-determined actions and limits designed to position Northern Trust to better respond to potential liquidity stresses.

Corporation Liquidity

The liquidity of the Corporation is managed separately from that of the Bank. The primary sources of cash for the Corporation are dividend payments from its subsidiaries, issuance of debt, issuance of equity (common and preferred), and interest and dividends earned on investment securities and money market assets. The Corporation's uses of cash consist mainly of dividend payments to the Corporation's stockholders; the payment of principal and interest to note holders; investments in, or loans, to its subsidiaries; purchases of its common stock; and acquisitions. The most significant uses of cash by the Corporation during 2011 were $750.0 million of loans to its subsidiaries, $273.7 million of common dividends paid to stockholders and $250 million of debt maturities.

On August 22, 2011, the Corporation issued $500 million of 3.38% fixed-rate senior notes due August 23, 2021. These notes are non-callable, unsecured and were issued at a discount to yield 3.427%.

On November 4, 2010, the Corporation issued $500 million of 3.45% fixed-rate senior notes due November 4, 2020. These notes are non-callable, unsecured and were issued at a discount to yield 3.464%.

During 2011, the Corporation received $500.0 million of dividends from the Bank and $5.1 million of dividends from other subsidiaries. Dividends from the Bank are subject to certain restrictions, as discussed in further detail in Note 30 to the consolidated financial statements. During 2012, the Bank has the ability to pay dividends equal to its 2012 eligible net profits plus $1.26 billion. As described in Note 21 to the consolidated financial statements, Northern Trust has elected to indefinitely reinvest undistributed earnings of certain non-US subsidiaries of the Bank approximating $677.5 million at December 31, 2011. This election, however, does not reduce the Bank's ability to pay dividends to the Corporation.

The Corporation's liquidity, defined as the amount of highly marketable assets, was $1.28 billion at year-end 2011 and $1.57 billion at year-end 2010. During, and at year-end, 2011 and 2010, these assets were comprised almost entirely of overnight money market placements which were fully available to the Corporation to support its own cash flow requirements or those of its subsidiary companies, as needed. Average liquidity during 2011 and 2010 was $1.29 billion and $1.44 billion, respectively. The cash flows of the Corporation are shown in Note 33 to the consolidated financial statements.

A significant source of liquidity for both the Corporation and the Bank is the ability to draw funding from capital markets globally. The availability and cost of these funds are influenced by our credit rating; as a result, a downgrade could have an adverse impact on our liquidity. The credit ratings of the Corporation and the Bank as of December 31, 2011, provided below, allow Northern Trust to access capital markets on favorable terms.

	CREDIT RATING		
	STANDARD & POOR'S	MOODY'S	FITCHRATINGS
Northern Trust Corporation:			
Commercial Paper	A-1	P-1	F1+
Senior Debt	A+	A1	AA-
Outlook	Stable	Stable	Stable
The Northern Trust Company:			
Short-Term Deposit / Debt	AA-/A-1+	P-1/P-1	F1+/F1+
Long-Term Deposit / Debt	AA-/A-1+	Aa3/Aa3	AA/AA-
Outlook	Stable	Stable	Stable

The following table shows Northern Trust's contractual obligations at December 31, 2011.

CONTRACTUAL OBLIGATIONS

		PAYMENT DUE BY PERIOD			
(In Millions)	TOTAL	ONE YEAR AND LESS	1-3 YEARS	4-5 YEARS	OVER 5 YEARS
Senior Notes*	$2,126.7	$ 206.9	$ 922.4	$ –	$ 997.4
Subordinated Debt*	1,033.4	–	200.0	231.1	602.3
Federal Home Loan Bank Borrowings*	1,055.0	670.0	335.0	–	50.0
Floating Rate Capital Debt*	276.9	–	–	–	276.9
Capital Lease Obligations**	64.2	7.9	16.5	16.2	23.6
Operating Leases**	745.6	86.9	157.9	120.6	380.2
Purchase Obligations***	260.6	113.6	103.6	43.4	–
Total Contractual Obligations	$5,562.4	$1,085.3	$1,735.4	$411.3	$2,330.4

Note: Obligations as shown do not include deposit liabilities or interest requirements on funding sources.

* *Refer to Notes 12 and 13 to the consolidated financial statements for further details.*

** *Refer to Note 10 to the consolidated financial statements for further details.*

*** *Purchase obligations consist primarily of ongoing operating costs related to outsourcing arrangements for certain cash management services and the support and maintenance of the Corporation's technological requirements. Certain obligations are in the form of variable rate contracts and, in some instances, 2011 activity was used as a base to project future obligations.*

Regulatory Environment

In recent years, U.S. regulatory agencies took various actions in order to improve liquidity in the financial markets. One of those actions was the establishment by the FDIC in October of 2008 of the Temporary Liquidity Guarantee Program. Among other provisions, this program guaranteed funds over $250,000 in noninterest-bearing, and certain interest-bearing, transaction deposit accounts held at FDIC insured banks. This additional FDIC protection above $250,000 was extended to January 1, 2013 by the Dodd-Frank Act.

During 2009, 2010, and 2011, many U.S. and international regulatory agencies proposed certain new rules and finalized others that address the management of liquidity risk for financial institutions. In December 2011, the Federal Reserve proposed Enhanced Prudential Standards for large bank holding companies, including the Corporation. Among other items, this proposal would implement new liquidity risk management requirements for bank holding companies, such as the Corporation, with at least $50 billion of consolidated assets. In December 2010, the International Basel Committee on Banking Supervision issued an International Framework for Liquidity Risk Measurement, Standards and Monitoring. This framework document outlines a standardized approach to international liquidity management and introduced two new liquidity measures, a Liquidity Coverage Ratio (LCR) and a Net Stable Funding Ratio (NSFR). Individual country regulators, including the Federal Reserve, are now expected to develop specific regulations for financial institutions under their jurisdiction. After an observation period which began in 2011 and will likely include revisions to both ratios, the LCR is scheduled to be implemented in January 2015 and the NSFR in January 2018. Also, in March 2010, U.S. regulatory agencies issued a joint Interagency Policy Statement on Funding and Liquidity Risk Management. Northern Trust actively follows these regulatory developments and regularly evaluates its liquidity risk management framework against these proposals and industry best practices in order to comply with applicable regulations and further enhance its liquidity policies.

Capital Management

One of Northern Trust's primary objectives is to maintain a strong capital position to merit and maintain the confidence of clients, the investing public, bank regulators and stockholders. A strong capital position helps Northern Trust take advantage of profitable investment opportunities and withstand unforeseen adverse developments.

Northern Trust manages its capital on a total Corporation basis and on a legal entity basis. The Corporate Treasury department has the day-to-day responsibility for measuring and managing capital levels within standards established by the Capital Management Policy and the Board of Directors. The management of capital also involves regional management when appropriate. In establishing the standards for capital, a variety of factors are taken into consideration, including the overall risk of Northern Trust's businesses, regulatory requirements, capital levels relative to our peers, and the impact on our credit ratings.

Capital levels were strengthened as average common equity in 2011 increased 6% or $389.8 million reaching $7.02 billion. Total stockholders' equity was $7.12 billion at December 31, 2011, as compared to $6.83 billion at December 31, 2010. The Corporation declared common dividends totaling $273.4 million in 2011 and the Board maintained the quarterly dividend at $.28 per common share. The common dividend has increased 12% from its level five years ago. The Corporation's share buyback program is used for general corporate purposes, including management of the Corporation's capital level. During 2011, the Corporation purchased 1,599,572 of its own common shares at an average price per share of $49.63 in connection with equity based compensation plans. Under the share buyback program, the Corporation may purchase up to 5.6 million additional shares after December 31, 2011.

CAPITAL ADEQUACY

($ In Millions)	DECEMBER 31 2011	2010
TIER 1 CAPITAL		
Common Stockholders' Equity	**$ 7,117**	$ 6,830
Floating Rate Capital Securities	**269**	269
Goodwill and Other Intangible Assets	**(655)**	(454)
Pension and Other Postretirement Benefit Adjustments	**369**	296
Other	**5**	36
Total Tier 1 Capital	**7,105**	6,977
TIER 2 CAPITAL		
Allowance for Credit Losses Assigned to Loans and Leases	**295**	320
Allowance for Off-Balance Sheet Credit Loss	**34**	38
Allowance for Identified Losses	**(48)**	(64)
Long-Term Debt*	**679**	766
Total Tier 2 Capital	**960**	1,060
Total Risk-Based Capital	**$ 8,065**	$ 8,037
Risk-Weighted Assets**	**$ 56,667**	$51,472
Total Assets – End of Period (EOP)	**$100,224**	$83,844
Average Fourth Quarter Assets**	**97,298**	79,655
Total Loans and Leases – EOP	**29,064**	28,132
RATIOS		
Risk-Based Capital Ratios		
Tier 1	**12.5%**	13.6%
Total (Tier 1 and Tier 2)	**14.2**	15.6
Tier 1 Leverage	**7.3**	8.8
Tier 1 Common Equity***	**12.1**	13.0
COMMON STOCKHOLDERS' EQUITY TO		
Total Loans and Leases EOP	**24.49%**	24.28%
Total Assets EOP	**7.10**	8.15

* *Long-Term Debt that qualifies for risk-based capital amortizes for the purpose of inclusion in tier 2 capital during the five years before maturity.*
** *Assets have been adjusted for goodwill and other intangible assets, net unrealized (gain) loss on securities and excess allowance for credit losses that have been excluded from tier 1 and tier 2 capital, if any.*
*** *A reconciliation of tier 1 common equity to tier 1 capital calculated under GAAP is provided below.*

The following table provides a reconciliation of tier 1 common equity, a non-GAAP financial measure which excludes floating rate capital securities, to tier 1 capital calculated in accordance with applicable regulatory requirements and GAAP.

($ In Millions)	DECEMBER 31 2011	2010
Tier 1 Capital	**$7,105**	$6,977
Less: Floating Rate Capital Securities	**269**	269
Tier 1 Common Equity	**6,836**	6,708
Tier 1 Capital Ratio	**12.5%**	13.6%
Tier 1 Common Equity Ratio	**12.1%**	13.0%

In addition to its capital ratios prepared in accordance with regulatory requirements and GAAP, Northern Trust is providing the ratio of tier 1 common equity to risk-weighted assets as it is a measure that the Corporation and investors use to assess capital adequacy.

At December 31, 2011, the Corporation's tier 1 capital ratio was 12.5% and its total capital ratio was 14.2% of risk-weighted assets, both well above the ratios that are a requirement for regulatory classification as "well-capitalized". The "well-capitalized" minimum ratios are 6.0% and 10.0%, respectively. The Corporation's leverage ratio (tier 1 capital to fourth quarter average assets) of 7.3% is also well above the "well-capitalized" minimum requirement of 5.0%. In addition, the Bank had a ratio of 11.7% for tier 1 capital, 13.8% for total risk-based capital, and 6.8% for leverage, and each of the Corporation's non-U.S. banking subsidiaries had capital ratios above their specified minimum requirements.

The current risk-based capital guidelines that apply to the Corporation and the Bank, commonly referred to as Basel I, are based upon the 1988 capital accord of the International Basel Committee on Banking Supervision (Basel Committee), a committee of central banks and bank supervisors, as implemented by the Federal Reserve Board.

The Corporation also is subject to the Basel II framework for risk-based capital adequacy. The U.S. bank regulatory agencies have issued final rules with respect to implementation of the Basel II framework. Under the final Basel II rules, the Corporation is one of a small number of "core" banking organizations. As a result, the Corporation and the Bank will be required to use the advanced approaches under Basel II for calculating risk-based capital related to credit risk and operational risk, instead of the methodology reflected in the regulations effective prior to adoption of Basel II. The rules also require core banking organizations to have rigorous processes for assessing overall capital adequacy in relation to their total risk profiles, and to publicly disclose certain information about their risk profiles and capital adequacy.

The Corporation has for several years been preparing to comply with the advanced approaches of the Basel II framework. The Corporation is also addressing issues related to implementation timing differences between the U.S. and other jurisdictions, to ensure that the Corporation and its depository institution subsidiaries comply with regulatory requirements and expectations in all jurisdictions where they operate. Current results from a required parallel run of the Basel II risk-based capital framework have demonstrated that the use of the advanced approaches of the Basel II framework have not resulted in the Corporation's or its U.S. subsidiary banks' tier 1 capital or total risk-based capital ratios falling below the levels required for categorization as "well capitalized."

On December 16, 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, known as Basel III. The Basel III calibration and phase-in arrangements were previously endorsed by the Seoul G20 Leaders Summit in November 2010, and will be subject to individual adoption by member nations, including the U.S. Under these standards, when fully phased-in on January 1, 2019, banking institutions will be required to satisfy three risk-based capital ratios:

- A tier 1 common equity ratio of at least 7.0%, inclusive of 4.5% minimum tier 1 common equity ratio, net of regulatory deductions, and the new 2.5% "capital conservation buffer" of common equity to risk-weighted assets;
- A tier 1 capital ratio of at least 8.5%, inclusive of the 2.5% capital conservation buffer; and
- A total capital ratio of at least 10.5%, inclusive of the 2.5% capital conservation buffer.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a tier 1 common equity ratio above the minimum but below the conservation buffer may face constraints on dividends, equity repurchases and compensation based on the amount of such shortfall. The Basel Committee also announced that a "countercyclical buffer" of 0% to 2.5% of common equity or other loss-absorbing capital "will be implemented according to national circumstances" as an "extension" of the conservation buffer during periods of excess credit growth.

Basel I and Basel II do not include a leverage requirement as an international standard. However, Basel III introduces a non-risk adjusted tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards.

The increases to the minimum common equity and tier 1 capital ratios will be phased-in over two years beginning on January 1, 2013, with the full increases taking effect on January 1, 2015. This will be followed by a three-year phase-in, beginning on January 1, 2016, of the capital conservation buffer, with the full 2.5% buffer requirement taking effect on January 1, 2019.

Basel III also provides for the deduction of certain assets from capital (deferred tax assets, mortgage servicing rights, investments in financial firms and pension assets, among others, within prescribed limitations), the inclusion of other comprehensive income in capital, and increased capital for counterparty credit risk. The phase-in period for the capital deductions is proposed to occur in 20 percent increments starting January 1, 2014, with full implementation by January 1, 2018.

The federal banking agencies will likely implement changes to the current capital adequacy standards applicable to the Corporation and the Bank in light of Basel III. If adopted by federal banking agencies, Basel III could lead to significantly higher capital requirements and more restrictive leverage and liquidity ratios. The ultimate impact of the new capital and liquidity standards on the Corporation and the Bank is currently being reviewed and will depend on a number of factors, including the rulemaking and implementation by the U.S. banking regulators. The Corporation cannot determine the ultimate effect that potential legislation, or subsequent regulations, if enacted, would have upon the Corporation's earnings or financial position. In addition, significant questions remain as to how the capital and liquidity mandates of the Dodd-Frank Act will be integrated with the requirements of Basel III. However, as the Corporation currently understands Basel III, it believes its capital strength, balance sheet and business model leave it well positioned for Basel III.

RISK MANAGEMENT

Overview

The Board provides risk oversight of management through its Audit, Business Strategy, Compensation and Benefits, and Business Risk Committees. The Audit Committee provides oversight with respect to risks relating to financial reporting and the legal component of compliance risk. The Business Strategy Committee provides oversight with respect to strategic risk for the Corporation and its subsidiaries. The Compensation and Benefits Committee reviews all compensation arrangements and practices and assesses the extent to which such arrangements and practices appropriately balance risks taken with related incentives. The Business Risk Committee provides oversight with respect to the following risks inherent in Northern Trust's businesses: credit risk, market and liquidity risk, fiduciary risk, operational risk and the regulatory component of compliance risk.

The Business Risk Committee has approved a Corporate Risk Appetite Statement articulating Northern Trust's expectation that risk is consciously considered as part of strategic decisions and in day-to-day activities. Northern Trust's business units are expected to manage business activities consistent with the Corporate Risk Appetite Statement. Risk tolerances are further detailed in separate strategic, credit, operational, market, fiduciary and compliance risk policies and appetite statements. Various corporate committees and oversight entities have been established to review and approve risk management strategies, standards, management practices and tolerance levels. These committees and entities monitor and provide periodic reporting to the respective committees of the Board on risk performance and effectiveness of risk management processes.

Northern Trust's assessment of risks is built upon its risk universe, a foundational component of Northern Trust's integrated Enterprise Wide Risk Management Framework. The risk universe represents the major risk categories and sub-categories to which Northern Trust may be exposed through its business activities.

RISK CATEGORY	RISK MEASUREMENT	RISK TO EARNINGS AND/OR CAPITAL RESULTING FROM:
Credit	Obligor and Counterparty Risk	Failure of a borrower or counterparty to perform on an obligation.
Operational; Fiduciary; Compliance	Operational Risk	Inadequate or failed internal process, people and systems; or from external events.
Market and Liquidity	Market Risk – Trading Book	Changes in the value of trading positions.
	Interest Rate Risk – Banking Book	Changes in interest rates.
	Liquidity Risk	Funding needs during difficult markets.
Strategic	Strategy Risk	Adverse effects of business decisions, improper implementation of business decisions, unexpected external events.
	Business Risk	Adverse developments in the general business environment, which impact the entity's results.
	Reputation Risk	Damage to the entity's reputation.

Asset Quality and Credit Risk Management

Securities Portfolio

Northern Trust maintains a high quality securities portfolio, with 86% of the combined available for sale, held to maturity, and trading account portfolios at December 31, 2011 composed of U.S. Treasury and government sponsored agency securities and triple-A rated corporate notes, asset-backed securities, supranational and sovereign bonds, auction rate securities and obligations of states and political subdivisions. The remaining portfolio was composed of corporate notes, asset-backed securities, negotiable certificates of deposit, obligations of states and political subdivisions, auction rate securities and other securities, of which as a percentage of the total securities portfolio, 3% were rated double-A, 1% were rated below double-A, and 10% were not rated by Standard and Poor's or Moody's Investors Service (primarily negotiable certificates of deposits of banks whose long term ratings are at least A).

Corporate notes are primarily government guaranteed, such as bonds issued under the FDIC Temporary Liquidity Guarantee Program, with 79% of corporate notes rated triple-A, 16% rated double-A, and 5% rated below double-A. Residential mortgage-backed securities rated below double-A, which represented 84% of total residential mortgage-backed securities, had a total amortized cost and fair value of $168.6 million and $137.4 million, respectively, and were comprised primarily of subprime and Alt-A securities. Securities classified as "other asset-backed" at December 31, 2011 were all triple-A rated with average lives of less than 5 years.

Total unrealized losses within the investment securities portfolio at December 31, 2011 were $85.0 million as compared to $99.5 million at December 31, 2010. The $14.5 million decrease in unrealized losses from the prior year end primarily reflects the improved valuations of residential mortgage-backed and other asset-backed securities due to improving credit markets and the tightening of credit spreads during 2011. As discussed above in the "Critical Accounting Estimates – Other-Than-Temporary Impairment of Investment Securities" section, processes are in place to provide for the timely identification of OTTI. Losses totaling $23.3 million were recognized in 2011 in connection with the write-down of securities determined to be other-than-temporarily impaired, as compared with $21.2 million in 2010 and $26.7 million in 2009. The remaining securities with unrealized losses within Northern Trust's portfolio as of December 31, 2011 are not considered to be other-than-temporarily impaired. However, additional OTTI may occur in future periods as a result of market or other economic conditions.

Northern Trust is a participant in the repurchase agreement market. This market provides a relatively low cost alternative for short-term funding. Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financings and recorded at the amounts at which the securities were acquired or sold plus accrued interest. To minimize any potential credit risk associated with these transactions, the fair value of the securities purchased or sold is monitored, limits are set on exposure with counterparties, and the financial condition of counterparties is regularly assessed. It is Northern Trust's policy to take possession of securities purchased under agreements to resell. Securities sold under agreements to repurchase are held by the counterparty until the repurchase.

Loans and Other Extensions of Credit

Credit risk is inherent in many of Northern Trust's activities. A significant component of credit risk relates to the loan portfolio. In addition, credit risk is inherent in certain contractual obligations such as legally binding unfunded commitments to extend credit, commercial letters of credit, and standby letters of credit. These contractual obligations and arrangements are discussed in Note 27 to the consolidated financial statements and are presented in tables that follow. Northern Trust focuses its lending efforts on clients who are looking to utilize a full range of financial services with Northern Trust.

Credit risk is managed through the Credit Policy function, which is designed to assure adherence to a high level of credit standards. Credit Policy reports to the Corporation's Head of Corporate Risk Management. Credit Policy provides a system of checks and balances for Northern Trust's diverse credit-related activities by establishing and monitoring all credit-related policies and practices throughout Northern Trust and assuring their uniform application. These activities are designed to diversify credit exposure on an industry and client basis and reduce overall credit risk. These credit management activities also apply to Northern Trust's use of derivative financial instruments, including foreign exchange contracts and interest risk management instruments.

Individual credit authority for commercial and personal loans is limited to specified amounts and maturities. Credit decisions involving commitment exposure in excess of the specified individual limits are submitted to the appropriate Credit Approval Committee (Committee). Each Committee is chaired by the executive in charge of the area or their designee and has a Credit Policy officer as a voting participant. Each Committee's credit approval authority is specified, based on commitment levels, risk ratings and maturities. Credits involving commitment exposure in excess of these limits require the approval of the Senior Credit Committee. All exposures approved by the Committees and the Senior Credit Committee require unanimous approval of all voting members.

The Counterparty Risk Management Committee established by Credit Policy manages counterparty risk. This committee has sole credit authority for exposure to all non-U.S. banks, certain U.S. banks which Credit Policy deems to be counterparties and which do not have commercial credit relationships within the Corporation, and certain other exposures. Under the direction of Credit Policy, country exposure limits are reviewed and approved by the Counterparty Risk Management Committee on a country-by-country basis.

As part of its credit process, Northern Trust utilizes an internal borrower risk rating system to support identification, approval, and monitoring of credit risk. Borrower risk ratings are used in credit underwriting, management reporting, setting of loss allowances, and economic capital calculations. Borrower risk ratings are discussed further in Note 6 to the consolidated financial statements.

Credit Policy oversees a range of portfolio reviews that focus on significant and/or weaker-rated credits. This approach allows management to take remedial action in an effort to deal with potential problems. In addition, independent from Credit Policy, the Credit Review Unit undertakes both on-site and off-site file reviews that evaluate effectiveness of management's implementation of Credit Policy's requirements.

Northern Trust maintains a loan watch list. Borrowers designated as watch list represent exposures with elevated credit risk profiles that are monitored through internal watch lists, and consist of credits with borrower ratings of "6 to 9". These credits, which include all nonperforming credits, are expected to exhibit minimally acceptable probabilities of default, elevated risk of default, or are currently in default. Loans outstanding to watch list borrowers associated with these risk profiles that are not currently in default but have limited financial flexibility totaled $647.2 million at December 31, 2011. Cash flows and capital levels range from acceptable to potentially insufficient to meet current requirements and borrowers typically have minimal cushion in adverse down cycle scenarios. An integral part of the Credit Policy function is a formal review of past due and potential problem loans to determine which credits, if any, need to be placed on nonperforming status or charged off.

As more fully described in the "Provision and Allowance for Credit Losses" section below, the provision for credit losses has been determined, through a disciplined credit review process, to be the amount needed to maintain the allowance for credit losses at an appropriate level to absorb probable credit losses that have been identified with specific borrower relationships (specific loss component) and for probable losses that are believed to be inherent in the loan and lease portfolios, unfunded commitments, and standby letters of credit (inherent loss component).

COMPOSITION OF LOAN PORTFOLIO

	DECEMBER 31				
(In Millions)	**2011**	2010	2009	2008	2007
Commercial					
Commercial and Institutional	**$ 6,918.7**	$ 5,914.5	$ 6,312.1	$ 8,293.4	$ 5,556.4
Commercial Real Estate	**2,981.7**	3,242.4	3,213.2	3,014.0	2,350.3
Lease Financing, net	**978.8**	1,063.7	1,004.4	1,143.8	1,168.4
Non-U.S.	**1,057.5**	1,046.2	728.5	1,791.7	2,274.1
Other	**417.6**	346.6	457.5	909.6	438.8
Total Commercial	**$12,354.3**	$11,613.4	$11,715.7	$15,152.5	$11,788.0
Personal					
Residential Real Estate	**$10,708.9**	$10,854.9	$10,807.7	$10,381.4	$ 9,171.0
Private Client	**5,651.4**	5,423.7	5,004.4	4,832.2	4,016.6
Other	**349.3**	240.0	277.9	389.3	364.5
Total Personal	**$16,709.6**	$16,518.6	$16,090.0	$15,602.9	$13,552.1
Total Loans and Leases	**$29,063.9**	$28,132.0	$27,805.7	$30,755.4	$25,340.1

SUMMARY OF OFF-BALANCE SHEET FINANCIAL INSTRUMENTS WITH CONTRACT AMOUNTS THAT REPRESENT CREDIT RISK

	DECEMBER 31	
(In Millions)	**2011**	2010
Unfunded Commitments to Extend Credit		
One Year and Less	**$10,135.1**	$10,985.6
Over One Year	**18,567.1**	16,243.9
Total	**$28,702.2**	$27,229.5
Standby Letters of Credit	**$ 4,293.4**	$ 4,344.7
Commercial Letters of Credit	**23.4**	32.8
Custody Securities Lent with Indemnification	**74,400.5**	74,884.1

UNFUNDED COMMITMENTS TO EXTEND CREDIT AT DECEMBER 31, 2011 BY INDUSTRY SECTOR

(In Millions)	TOTAL COMMITMENTS	COMMITMENT EXPIRATION: ONE YEAR AND LESS	COMMITMENT EXPIRATION: OVER ONE YEAR	OUTSTANDING LOANS
Commercial				
Commercial and Institutional				
Industry Sector				
Finance and Insurance	$ 3,067.9	$ 1,453.4	$ 1,614.5	$ 727.4
Holding Companies	38.0	28.5	9.5	89.5
Manufacturing	6,929.4	1,017.0	5,912.4	1,469.6
Mining	413.7	96.0	317.7	42.1
Public Administration	70.8	66.8	4.0	338.7
Retail Trade	834.9	217.9	617.0	155.6
Services	5,124.4	1,789.7	3,334.7	3,246.7
Transportation and Warehousing	294.2	6.1	288.1	194.6
Utilities	1,129.9	93.9	1,036.0	99.8
Wholesale Trade	757.4	244.6	512.8	459.9
Other Commercial	127.4	63.9	63.5	94.8
Commercial and Institutional*	$18,788.0	$ 5,077.8	$13,710.2	$ 6,918.7
Commercial Real Estate	174.3	89.4	84.9	2,981.7
Lease Financing, net	–	–	–	978.8
Non-U.S.	1,272.1	1,070.3	201.8	1,057.5
Other	340.5	277.9	62.6	417.6
Total Commercial	$20,574.9	$ 6,515.4	$14,059.5	$12,354.3
Personal				
Residential Real Estate	2,181.8	291.5	1,890.3	10,708.9
Private Client	5,864.1	3,261.9	2,602.2	5,651.4
Other	81.4	66.3	15.1	349.3
Total Personal	$ 8,127.3	$ 3,619.7	$ 4,507.6	$16,709.6
Total	$28,702.2	$10,135.1	$18,567.1	$29,063.9

** Commercial and institutional industry sector information is presented on the basis of the North American Industry Classification System (NAICS).*

NON-U.S. OUTSTANDINGS

As used in this discussion, non-U.S. outstandings are cross-border outstandings as defined by the U.S. Securities and Exchange Commission. They consist of loans, acceptances, interest-bearing deposits with financial institutions, accrued interest and other monetary assets. Not included are letters of credit, loan commitments, and non-U.S. office local currency claims on residents funded by local currency liabilities. Non-U.S. outstandings related to a country are net of guarantees given by third parties resident outside the country and the value of tangible, liquid collateral held outside the country. However, transactions with branches of non-U.S. banks are included in these outstandings and are classified according to the country location of the non-U.S. bank's head office.

Short-term interbank time deposits with non-U.S. banks represent the largest category of non-U.S. outstandings. Northern Trust actively participates in the interbank market with U.S. and non-U.S. banks. International commercial lending activities also include import and export financing for U.S.-based clients.

Northern Trust places deposits with non-U.S. counterparties that have strong internal (Northern Trust) risk ratings and external credit ratings. These non-U.S. banks are approved and monitored by Northern Trust's Counterparty Risk Management Committee, which has credit authority for exposure to all non-U.S. banks and employs a review process that results in credit limits. This process includes financial analysis of the non-U.S. banks, use of an internal risk rating system and consideration of external ratings from rating agencies. Each counterparty is reviewed at least annually and potentially more frequently based on deteriorating credit fundamentals or general market conditions. Separate from the entity-specific review process, the average life to maturity of deposits with non-U.S. banks is deliberately maintained on a short-term basis in order to respond quickly to changing credit conditions. Northern Trust also utilizes certain risk mitigation tools and agreements that may reduce exposures through use of cash collateral and/or balance sheet netting.

Additionally, the Counterparty Risk Management Committee performs a country-risk analysis and imposes limits to country exposure. The following table provides information on non-U.S. outstandings by country that exceed 1.00% of Northern Trust's assets.

NON-U.S. OUTSTANDINGS

(In Millions)	BANKS	COMMERCIAL AND OTHER	TOTAL
AT DECEMBER 31, 2011			
Australia	**$2,513**	**$ 667**	**$3,180**
United Kingdom	**2,943**	**34**	**2,977**
Singapore	**2,604**	**2**	**2,606**
Netherlands	**1,466**	**63**	**1,529**
France	**1,501**	**-**	**1,501**
Switzerland	**1,225**	**26**	**1,251**
Canada	**1,113**	**13**	**1,126**
Sweden	**1,108**	**4**	**1,112**
AT DECEMBER 31, 2010			
Australia	$ 2,114	$3,159	$ 5,273
United Kingdom	3,440	30	3,470
France	3,291	–	3,291
Singapore	1,313	14	1,327
Switzerland	1,284	17	1,301
Spain	894	–	894
AT DECEMBER 31, 2009			
United Kingdom	$ 2,348	$ 27	$ 2,375
France	2,078	1	2,079
Australia	1,310	364	1,674

Countries whose aggregate outstandings totaled between .75% and 1.00% of total assets were as follows: Finland with aggregate outstandings of $913 million, Hong Kong with aggregate outstandings of $845 million and Norway with aggregate outstandings of $841 million at December 31, 2011, Sweden with aggregate outstandings of $816 million and Canada with aggregate outstandings of $810 million at December 31, 2010, Spain with aggregate outstandings of $807 million, Netherlands with aggregate outstandings of $787 million and Singapore with aggregate outstandings of $654 million at December 31, 2009.

As of December 31, 2011, Northern Trust's gross exposure to obligors in Portugal, Italy, Ireland, Greece and Spain, eurozone countries considered by Northern Trust to be experiencing significant economic, fiscal and/or political strains, totaled approximately $795 million, or less than 1% of Northern Trust's total consolidated assets. The largest such exposure, totaling $770 million, was to obligors in Ireland, of which $7 million was to banks and $763 million was to commercial and other borrowers, primarily funds domiciled in Ireland whose assets and investment activities are broadly diversified by investment strategy, issuer type, country of risk, and/or instrument type. Exposures to these borrowers in Ireland may be secured or unsecured, committed or uncommitted, but are typically for short periods of a year or less for foreign exchange, overdraft accommodations, and loans. The remaining exposure reflects $25 million to banks in Spain in connection with foreign exchange and derivative contracts. There was negligible exposure to obligors in Portugal, Italy, or Greece. Exposure levels at December 31, 2011 reflect Northern Trust's risk management policies and practices, as discussed in further detail above, which operated to limit exposures to higher risk European financial and sovereign entities.

NONPERFORMING ASSETS AND 90 DAY PAST DUE LOANS

Nonperforming assets consist of nonperforming loans and Other Real Estate Owned (OREO). OREO is comprised of commercial and residential properties acquired in partial or total satisfaction of loans. Loans that are delinquent 90 days or more and still accruing interest can fluctuate widely at any reporting period based on the timing of cash collections, renegotiations and renewals. The following table presents nonperforming assets and loans that were delinquent 90 days or more and still accruing for the current and prior four years.

NONPERFORMING ASSETS	DECEMBER 31				
(In Millions)	**2011**	2010	2009	2008	2007
Nonperforming Loans					
Commercial					
Commercial and Institutional	**$ 31.3**	$ 58.0	$ 48.5	$ 21.3	$10.4
Commercial Real Estate	**79.5**	116.4	109.3	35.8	–
Total Commercial	**110.8**	174.4	157.8	57.1	10.4
Personal					
Residential Real Estate	**$177.6**	$153.3	$116.9	$ 32.7	$ 5.8
Private Client	**5.3**	5.3	3.8	6.9	7.0
Total Personal	**182.9**	158.6	120.7	39.6	12.8
Total Nonperforming Loans and Leases	**293.7**	333.0	278.5	96.7	23.2
Other Real Estate Owned	**21.2**	45.5	29.6	3.5	6.1
Total Nonperforming Assets	**$314.9**	$378.5	$308.1	$100.2	$29.3
90 Day Past Due Loans Still Accruing	**$ 13.1**	$ 13.0	$ 15.1	$ 27.8	$ 8.6
Nonperforming Loans to Total Loans and Leases	**1.01%**	1.18%	1.00%	.31%	.09%
Allowance for Credit Losses Assigned to Loans and Leases to Nonperforming Loans	**1.0 x**	1.0 x	1.1 x	2.4 x	6.4 x

While down from the prior year, the nonperforming loan portfolio as of December 31, 2011 remains elevated from historical levels and continues to reflect the deterioration in overall economic conditions experienced since the onset of the economic downturn in 2008 and its effect on Northern Trust's loan portfolio. The decrease in nonperforming loans from December 31, 2010 reflects improvement within the commercial and institutional and commercial real estate loans, while weakness persists within residential real estate loans. Residential real estate and commercial real estate nonperforming loan balances as of December 31, 2010 reflected the continued weakness in those loan classes within certain markets. Changes in credit quality, including nonperforming loan balances, impact the level of the allowance for credit losses through the resultant adjustment of the specific allowance and of the qualitative factors used in the determination of the inherent allowance levels within the allowance for credit losses. Additional information regarding residential real estate and commercial real estate loans is provided below.

RESIDENTIAL REAL ESTATE

The residential real estate loan portfolio is primarily composed of mortgages to clients with whom Northern Trust is seeking to establish a comprehensive financial services relationship. At December 31, 2011, residential real estate loans totaled $10.7 billion or 38% of total U.S. loans at December 31, 2011, compared with $10.9 billion or 40% at December 31, 2010. All mortgages were underwritten utilizing Northern Trust's credit standards which do not allow for the origination of loan types generally considered to be of high risk in nature, such as option ARM loans, subprime loans, loans with initial "teaser" rates, and loans with excessively high loan-to-value ratios. Residential real estate loans consist of conventional home mortgages and equity credit lines, which generally require a loan to collateral value of no more than 65% to 80% at inception. Revaluations of supporting collateral are obtained upon refinancing or default or when otherwise considered warranted. Collateral revaluations for mortgages are performed by independent third parties.

Of the total $10.7 billion in residential real estate loans, $4.0 billion were in the greater Chicago area, $2.8 billion were in Florida, and $1.5 billion were in California, with the remainder distributed throughout the other geographic regions within the U.S. served by Northern Trust. Legally binding commitments to extend residential real estate credit, which are primarily equity credit lines, totaled $2.2 billion and $2.5 billion at December 31, 2011 and 2010, respectively.

COMMERCIAL REAL ESTATE

In managing its credit exposure, management has defined a commercial real estate loan as one where: (1) the borrower's principal business activity is the acquisition or the development of real estate for commercial purposes; (2) the principal collateral is real estate held for commercial purposes, and loan repayment is expected to flow from the operation of the property; or (3) the loan repayment is expected to flow from the sale or refinance of real estate as a normal and ongoing part of the business. Unsecured lines of credit to firms or individuals engaged in commercial real estate endeavors are included without regard to the use of loan proceeds. The commercial real estate portfolio consists of commercial mortgages and construction, acquisition and development loans extended primarily to highly experienced developers and/or investors well known to Northern Trust. Underwriting standards generally reflect conservative loan-to-value ratios and debt service coverage requirements. Recourse to borrowers through guarantees is also commonly required.

Commercial mortgage financing is provided for the acquisition or refinancing of income producing properties. Cash flows from the properties generally are sufficient to amortize the loan. These loans average approximately $1.3 million each and are primarily located in the Illinois, Florida, California, and Arizona markets. Construction, acquisition and development loans provide financing for commercial real estate prior to rental income stabilization. The intent is generally that the borrower will sell the project or refinance the loan through a commercial mortgage with Northern Trust or another financial institution upon completion.

The table below provides additional detail regarding commercial real estate loan types:

(In Millions)	2011	2010
Commercial Mortgages:		
Office	**$ 615.6**	$ 605.3
Apartment/ Multi-family	**656.3**	572.4
Retail	**523.1**	517.8
Industrial/ Warehouse	**357.7**	383.7
Other	**133.3**	193.7
Total Commercial Mortgages	**2,286.0**	2,272.9
Construction, Acquisition and Development Loans	**450.1**	591.8
Single Family Investment	**161.4**	246.8
Other Commercial Real Estate Related	**84.2**	130.9
Total Commercial Real Estate Loans	**$2,981.7**	$3,242.4

At December 31, 2011, legally binding commitments to extend credit and standby letters of credit to commercial real estate borrowers totaled $174.3 million and $111.8 million, respectively. At December 31, 2010 legally binding commitments and standby letters of credit totaled $249.0 million and $116.1 million, respectively.

IMPAIRED LOANS

A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement or when its terms have been modified as a concession resulting from the debtor's financial difficulties, referred to as a troubled debt restructuring. All troubled debt restructurings are considered impaired loans in the calendar year of their restructuring. In subsequent years, a troubled debt restructuring may cease being classified as impaired if the loan was modified at a market rate and has performed according to the modified terms for at least six months. A loan that has been modified at a below market rate will return to performing status if it satisfies the six month performance requirement; however, it will remain classified as impaired. As of December 31, 2011, impaired loans totaled $279.4 million and included $113.3 million of loans deemed troubled debt restructurings as compared to total impaired loans of $301.2 million at December 31, 2010 that included $56.3 million of loans deemed troubled debt restructurings. Impaired loans had $32.8 million and $51.7 million of the allowance for credit losses allocated to them at December 31, 2011 and December 31, 2010, respectively. Impaired loans are measured based upon the loan's market price, the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, dependent upon the level of certainty of loss, either a specific allowance is established or a charge-off is recorded for the difference. Smaller balance (individually less than $250,000) homogeneous loans are collectively evaluated for impairment and excluded from impaired loan disclosures as allowed under applicable accounting standards.

Provision and Allowance for Credit Losses

Changes in the allowance for credit losses were as follows:

(In Millions)	2011	2010	2009
Balance at Beginning of Year	**$ 357.3**	$ 340.6	$ 251.1
Charge-Offs	**(116.3)**	(150.1)	(132.3)
Recoveries	**32.9**	6.9	6.5
Net Charge-Offs	**(83.4)**	(143.2)	(125.8)
Provision for Credit Losses	**55.0**	160.0	215.0
Effect of Foreign Exchange Rates	**–**	(.1)	.3
Balance at End of Year	**$ 328.9**	$ 357.3	$ 340.6

The provision for credit losses is the charge to current earnings that is determined by management, through a disciplined credit review process, to be the amount needed to maintain the allowance for credit losses at an appropriate level to absorb probable credit losses that have been identified with specific borrower relationships (specific loss component) and for probable losses that are believed to be inherent in the loan and lease portfolios, unfunded commitments, and standby letters of credit (inherent loss component). The following table shows the specific portion of the allowance and the allocated portion of the inherent allowance and its components by loan category at December 31, 2011 and at each of the prior four year-ends, and the unallocated portion of the inherent allowance at December 31, 2007.

ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

	DECEMBER 31									
	2011		2010		2009		2008		2007	
($ In Millions)	**ALLOWANCE AMOUNT**	**PERCENT OF LOANS TO TOTAL LOANS**	ALLOWANCE AMOUNT	PERCENT OF LOANS TO TOTAL LOANS	ALLOWANCE AMOUNT	PERCENT OF LOANS TO TOTAL LOANS	ALLOWANCE AMOUNT	PERCENT OF LOANS TO TOTAL LOANS	ALLOWANCE AMOUNT	PERCENT OF LOANS TO TOTAL LOANS
Specific Allowance	**$ 47.3**	**–%**	$ 63.7	–%	$ 43.8	–%	$ 23.5	–%	$ 10.8	–%
Allocated Inherent Allowance										
Commercial										
Commercial and Institutional	**90.0**	**24**	113.6	21	137.6	23	114.7	27	64.1	22
Commercial Real Estate	**77.1**	**10**	76.7	11	65.6	11	43.8	10	28.4	9
Lease Financing, net	**1.8**	**3**	1.3	4	1.4	4	3.3	3	3.6	5
Non-U.S.	**4.7**	**4**	3.8	4	4.9	3	7.4	6	7.4	9
Other	**–**	**1**	–	1	–	1	–	3	–	2
Total Commercial	**173.6**	**42**	195.4	41	209.5	42	169.2	49	103.5	47
Personal										
Residential Real Estate	**92.0**	**37**	81.6	39	66.8	39	37.0	34	13.6	36
Private Client	**16.0**	**20**	16.6	19	20.5	18	21.4	16	6.2	16
Other	**–**	**1**	–	1	–	1	–	1	–	1
Total Personal	**108.0**	**58**	98.2	59	87.3	58	58.4	51	19.8	53
Total Allocated Inherent Allowance	**$281.6**	**100%**	$293.6	100%	$296.8	100%	$227.6	100%	$123.3	100%
Unallocated Inherent Allowance	**–**	**–**	–	–	–	–	–	–	26.1	–
Total Allowance for Credit Losses	**$328.9**	**100%**	$357.3	100%	$340.6	100%	$251.1	100%	$160.2	100%
Allowance Assigned to:										
Loans and Leases	**$294.8**		$319.6		$309.2		$229.1		$148.1	
Unfunded Commitments and Standby Letters of Credit	**34.1**		37.7		31.4		22.0		12.1	
Total Allowance for Credit Losses	**$328.9**		$357.3		$340.6		$251.1		$160.2	
Allowance Assigned to Loans and Leases to Total Loans and Leases	**1.01%**		1.14%		1.11%		.74%		.58%	

SPECIFIC COMPONENT OF THE ALLOWANCE

The amount of specific allowance is determined through an individual evaluation of loans and lending-related commitments considered impaired that is based on expected future cash flows, collateral value, and other factors that may impact the borrower's ability to pay.

At December 31, 2011, the specific allowance component amounted to $47.3 million compared with $63.7 million at the end of 2010. The $16.4 million decrease primarily reflects charge-offs and principal paydowns, partially offset by additional allowances provided for new and existing impaired loans. The decrease in impaired loans reflects improvement in commercial real estate and commercial and institutional loans, partially offset by continued weakness in residential real estate loans.

The increase in the specific component of the allowance from $43.8 million in 2009 to $63.7 million in 2010 primarily reflected additional allowances provided for new and existing impaired loans, partially offset by principal repayments received and charge-offs.

INHERENT COMPONENT OF THE ALLOWANCE

The inherent component of the allowance addresses exposure relating to probable but unidentified credit-related losses. The amount of the inherent loss allowance is based primarily on factors which incorporate management's evaluation of historical charge-off experience and various qualitative factors such as management's evaluation of economic and business conditions and changes in the character and size of the loan portfolio.

The historical charge-off experience for each loan category is based on data from the current and preceding three years. Qualitative factors reviewed by management include changes in asset quality metrics, the nature and volume of the portfolio, economic and business conditions, and in collateral valuations, such as property values, as well as other pertinent information. Changes in collateral values, delinquency ratios, portfolio volume and concentration, and other asset quality metrics, including management's subjective evaluation of economic and business conditions, result in adjustments of qualitative allowance factors that are applied in the determination of inherent allowance requirements.

The inherent component of the allowance also covers the credit exposure associated with undrawn loan commitments and standby letters of credit. To estimate the allowance for credit losses on these instruments, management uses conversion rates to determine the estimated amount that will be funded and assigns an allowance factor based on the methodology utilized for outstanding loans.

The inherent portion of the allowance decreased $12.0 million to $281.6 million at December 31, 2011, compared with $293.6 million at December 31, 2010, which decreased $3.2 million from $296.8 million at December 31, 2009. The current year decrease in the inherent allowance reflects improvement in the underlying qualitative factors associated with the commercial and institutional class, while continued weakness exists in residential real estate loans in certain markets. The decrease in 2010 was driven by improvements in the commercial and institutional loan class, partially offset by continued weakness in residential real estate and commercial real estate loans in certain markets.

OVERALL ALLOWANCE

The evaluation of the factors above resulted in a total allowance for credit losses of $328.9 million at December 31, 2011, compared with $357.3 million at the end of 2010. The allowance of $294.8 million assigned to loans and leases, as a percentage of total loans and leases, was 1.01% at December 31, 2011, compared with 1.14% at December 31, 2010.

Allowances assigned to unfunded loan commitments and standby letters of credits totaled $34.1 million and $37.7 million at December 31, 2011 and December 31, 2010, respectively, and are included in other liabilities in the consolidated balance sheet.

PROVISION

The provision for credit losses was $55.0 million for 2011 and net charge-offs totaled $83.4 million. This compares with a $160.0 million provision for credit losses and net charge-offs of $143.2 million in 2010, and a $215.0 million provision for credit losses and net charge-offs of $125.8 million in 2009.

Market Risk Management

Overview

To ensure adherence to Northern Trust's interest rate and foreign currency risk management policies, ALCO establishes and monitors guidelines designed to control the sensitivity of earnings to changes in interest rates and foreign currency exchange rates. The guidelines apply to both on- and off-balance sheet positions. The goal of the ALCO process is to maximize earnings while maintaining a high quality balance sheet and carefully controlling interest rate and foreign currency risk.

Asset/Liability Management

Asset/liability management activities include lending, accepting and placing deposits, investing in securities, issuing debt, and hedging interest rate and foreign currency risk with derivative financial instruments. The primary market risk associated with asset/liability management activities is interest rate risk and, to a lesser degree, foreign currency risk.

INTEREST RATE RISK MANAGEMENT

Interest rate risk is the risk to earnings or capital due to changes in interest rates. Changes in interest rates can have a positive or negative impact on earnings depending on the positioning of assets, liabilities and off-balance sheet instruments. The impact to earnings will primarily come through net interest income, but it can also impact certain types of fees. Changes in interest rates can also impact the values of assets, liabilities, and off-balance sheet positions, which indirectly impact the value of capital. There are four commonly recognized types of interest rate risk: repricing, which arises from differences in the maturity and repricing terms of assets and liabilities; yield curve, which arises from changes in the shape of the yield curve; basis, which arises from the changing relationships between rates earned and paid on different financial instruments with otherwise similar repricing characteristics, and behavioral characteristics/ embedded optionality, which arises from client or counterparty behavior in response to interest rate changes. To mitigate interest rate risk, the structure of the balance sheet is managed so that movements of interest rates on assets and liabilities (adjusted for hedges) are highly correlated which allows Northern Trust's interest-bearing assets and liabilities to contribute to earnings even in periods of volatile interest rates.

Northern Trust uses two primary measurement techniques to manage interest rate risk: simulation of earnings and simulation of economic value of equity. These two techniques are complementary and are used in concert to provide a comprehensive interest rate risk management capability.

Simulation of earnings measures the sensitivity of earnings (SOE) under various interest rate scenarios. The modeling of SOE incorporates on-balance sheet positions, as well as derivative financial instruments (principally interest rate swaps) that are used to manage interest rate risk. Northern Trust uses market implied forward interest rates as the base case and measures the sensitivity (i.e. change) in earnings if future rates are 100 or 200 basis points higher or lower than base case forward rates. Each rate movement is assumed to occur gradually over the one-year period. The 100 basis point increase, for example, consists of twelve consecutive monthly increases of 8.3 basis points. Stress testing of interest rates is performed to include such scenarios as immediate parallel shocks to rates, non-parallel (i.e. twist) changes to yield curves that result in them becoming steeper or flatter, and changes to some of the yield curves (i.e. basis risk). The model simulations also incorporate the following assumptions:

- the balance sheet size and mix remains essentially constant over the simulation horizon with maturing assets and liabilities replaced with instruments with similar terms as those that are maturing, with the exception of certain products (such as term borrowings and recent increases in nonmaturity deposits that are assumed to be temporary in nature) that are replaced with overnight wholesale instruments;
- prepayments on mortgage loans are projected under each rate scenario using a third-party mortgage analytics system that incorporates market prepayment assumptions;
- non-maturity deposit rates are projected based on Northern's actual historical pattern of pricing these products, or based on judgment when there is no appropriate history or when current pricing strategies differ from history;
- commercial demand deposits are treated as short-term rate sensitive as these balances may receive an explicit interest rate or an earnings credit rate that can be applied to fees for services provided by Northern Trust;
- new business rates are based on current spreads to market indices;
- currency exchange rates, credit spreads, and the initial relationship among market rates (e.g. Treasury and Libor) are assumed to remain constant over the simulation horizon; and
- implied floors are assumed as interest rates approach zero in the declining rate scenarios, resulting in yield curves flattening, spread compression, and lower earnings.

The following table shows the estimated impact on 2012 pre-tax earnings of 100 and 200 basis point upward and downward movements in interest rates relative to forward rates.

INTEREST RATE RISK SIMULATION OF PRE-TAX INCOME AS OF DECEMBER 31, 2011

(In Millions)	ESTIMATED IMPACT ON 2012 PRE-TAX EARNINGS: INCREASE/(DECREASE)
INCREASE IN INTEREST RATES ABOVE MARKET IMPLIED FORWARD RATES	
100 Basis Points	24
200 Basis Points	27
DECREASE IN INTEREST RATES BELOW MARKET IMPLIED FORWARD RATES	
100 Basis Points	(74)
200 Basis Points	(79)

The rates in the lower rate scenarios may not reflect a full 100 or 200 basis point reduction as implied interest rate floors of zero are in place resulting in spread compression.

The simulations of earnings do not incorporate any management actions that may be used to mitigate negative consequences of actual interest rate deviations. For that reason and others, they do not reflect likely actual results but serve as conservative estimates of interest rate risk.

A second technique used to measure interest rate risk is simulation of the economic value of equity, which measures the sensitivity of economic value of equity (SEVE) to changes in interest rates. Economic value of equity is defined as the present value of assets minus the present value of liabilities net of the value of instruments that are used to manage the interest rate risk of balance sheet items. The potential effect of interest rate changes on economic equity is derived from the impact of such changes on projected future cash flows and the present value of these cash flows. Northern Trust uses current market rates (and the future rates implied by the market for path dependent items) as the base case and measures SEVE if current rates are immediately shocked up or down by 100 or 200 basis points. Stress testing of interest rates is performed to include such scenarios as immediate non-parallel (i.e. twist) shocks to yield curves that result in them becoming steeper or flatter and basis risk. The model simulations also incorporate the following assumptions:

- prepayments on mortgage loans are projected under each rate scenario using a third-party mortgage analytics system that incorporates market prepayment assumptions;
- non-maturity deposit rates are projected based on Northern's actual historical pattern of pricing. Projected rates may also be based on judgment when there is no appropriate history or when current pricing strategies differ from history. The present values of these deposits are based on estimated remaining lives that are based on Northern's actual historical runoff patterns with some balances assumed to be temporary;
- currency exchange rates and credit spreads are assumed to remain constant over the simulation horizon;
- the present values of most noninterest-related balances (such as receivables, equipment, and payables) are the same as their book values; and
- The initial shock to current rates assumes the relationship among market curves (e.g. Treasury and Libor) remains the same. Implied floors are assumed as interest rates approach zero in the declining rate scenarios, resulting in yield curves flattening.

The following table shows the estimated impact on economic value of equity of 100 and 200 basis point shocks up and down from current interest rates.

INTEREST RATE RISK SIMULATION OF ECONOMIC VALUE OF EQUITY AS OF DECEMBER 31, 2011

(In Millions)	ESTIMATED IMPACT ON ECONOMIC VALUE OF EQUITY: INCREASE/(DECREASE)
INCREASE IN INTEREST RATES ABOVE MARKET IMPLIED FORWARD RATES	
100 Basis Points	24
200 Basis Points	(89)
DECREASE IN INTEREST RATES BELOW MARKET IMPLIED FORWARD RATES	
100 Basis Points	(112)
200 Basis Points	(84)

The rates in the lower rate scenarios may not reflect a full 100 or 200 basis point reduction as implied interest rate floors of zero are in place resulting in spread compression.

The simulations of economic value of equity do not incorporate any management actions that might moderate the negative consequences of actual interest rate deviations. For that reason and others, they do not reflect likely actual results but serve as conservative estimates of interest rate risk.

Northern Trust limits aggregate interest rate risk, as measured by the above techniques, to an acceptable level within the context of risk-return trade-offs. A variety of actions may be used to implement risk management strategies to modify interest rate risk including:

- purchases of securities;
- sales of securities that are classified as available for sale;

- issuance of senior notes and subordinated notes;
- collateralized borrowings from the Federal Home Loan Bank;
- placing and taking Eurodollar time deposits; and
- hedges with various types of derivative financial instruments.

Northern Trust strives to use the most effective instruments for implementing its interest risk management strategies, considering the costs, liquidity, collateral and capital requirements of the various alternatives and the risk-return tradeoffs.

FOREIGN CURRENCY RISK MANAGEMENT

Northern Trust is exposed to non-trading foreign currency risk as a result of its holdings of non-U.S. dollar denominated assets and liabilities, investment in non-U.S. subsidiaries, and future non-U.S. dollar denominated revenue and expense. To manage currency exposures on the balance sheet, Northern Trust attempts to match its assets and liabilities by currency. If those currency offsets do not exist on the balance sheet, Northern Trust will use foreign exchange derivative contracts to mitigate its currency exposure. Foreign exchange contracts are also used to reduce Northern Trust's currency exposure to future non-U.S. dollar denominated revenue and expense.

Foreign Exchange Trading. Foreign exchange trading activities consist principally of providing foreign exchange services to clients. Most of those services are provided in connection with Northern Trust's growing global custody business. In the normal course of business Northern Trust also engages in trading of non-U.S. currencies for its own account. The market risks associated with these activities are foreign currency and interest rate risk.

Foreign currency trading positions exist when aggregate obligations to purchase and sell a currency other than the U.S. dollar either do not offset each other in amount, or offset each other over different time periods. Northern Trust mitigates the risk related to its non-U.S. currency positions by establishing limits on the amounts and durations of its positions. The limits on overnight inventory positions are generally lower than the limits established for intra-day trading activity. All overnight positions are monitored by a risk management function, which is separate from the trading function, to ensure that the limits are not exceeded. Although position limits are important in controlling foreign currency risk, they are not a substitute for the experience or judgment of Northern Trust's senior management and its currency traders, who have extensive knowledge of the currency markets. Non-U.S. currency positions and strategies are adjusted as needed in response to changing market conditions.

As part of its risk management activities, Northern Trust measures daily the risk of loss associated with all non-U.S. currency positions using a Value-at-Risk (VaR) model. This statistical model provides estimates, at a variety of high confidence levels, of the potential loss in value that might be incurred if an adverse shift in non-U.S. currency exchange rates were to occur over a small number of days. The model, which is based on a variance/co-variance methodology and daily historical data over at least the past year, incorporates foreign currency and interest rate volatilities and correlations in price movement among the currencies. VaR is computed for each trading desk and for the global portfolio.

Northern Trust's one-day VaR measure, at the 99% confidence level, totaled $740 thousand and $350 thousand as of December 31, 2011 and 2010, respectively. VaR totals representing the average, high and low for 2011 were $531 thousand, $1.4 million, and $88 thousand, respectively, with the average, high and low for 2010 being $333 thousand, $869 thousand and $93 thousand, respectively. These totals indicate the degree of risk inherent in non-U.S. currency dispositions as of year end and during the year; however, it is not a prediction of an expected gain or loss. Actual future gains and losses will vary depending on market conditions and the size and duration of future non-U.S. currency positions. During 2011 and 2010, Northern Trust did not incur an actual trading loss in excess of the daily value at risk estimate.

Other Trading Activities. Market risk associated with other trading activities is negligible. Northern Trust is a party to various derivative financial instruments, most of which consist of interest rate swaps entered into to meet clients' interest rate risk management needs. When Northern Trust enters into such derivatives, its practice is to mitigate the resulting market risk with an exactly offsetting derivative. Northern Trust carries in its trading portfolio a small inventory of securities that are held for sale to its clients. The interest rate risk associated with these securities is insignificant.

Operational Risk Management

In providing its services, Northern Trust is exposed to operational risk which is the risk of loss from inadequate or failed internal processes, people, and systems or from external events. Operational risk reflects the potential for inadequate information systems, operating problems, product design and delivery difficulties, or catastrophes to result in losses. Operational risk includes compliance and fiduciary risks, which under Northern Trust Corporation's risk structure are governed and managed explicitly. Northern Trust's success depends, in part, upon maintaining its reputation as a well managed institution with stockholders, existing and prospective clients, creditors and regulators.

Northern Trust seeks to minimize the frequency and severity of operational losses associated with compliance and fiduciary matters, product, process, and technology failures, and business continuity.

Operational risk is mitigated through a system of internal controls and risk management practices that are designed to keep operational risk and operational losses at levels appropriate to Northern Trust's overall risk appetite and the inherent risk within the markets it operates in. While operational risk controls are extensive, operational losses have and will continue to occur.

The Operational Risk Committee of Northern Trust provides independent oversight and is responsible for setting the Corporate Operational Risk Management Policy and developing the operational risk management framework and programs that support the coordination of operational risk activities to identify, monitor, manage and report on operational risk.

The Corporate Operational Risk function is the focal point for the operational risk management framework and works closely with the business units to achieve the goal of assuring proactive management of operational risk within Northern Trust. To further limit operational risks, committee structures have been established to draft, enforce, and monitor adherence to corporate policies and established procedures. Each business unit is responsible for complying with corporate policies and external regulations applicable to the unit, and is responsible for establishing specific procedures to do so. Northern Trust's internal auditors monitor the overall effectiveness of the system of internal controls on an ongoing basis.

RECONCILIATION OF OPERATING EARNINGS TO REPORTED EARNINGS

The following table provides a reconciliation of operating earnings, a non-GAAP financial measure which excludes Visa related indemnification benefits, to reported earnings prepared in accordance with GAAP. Management believes the presentation of operating earnings in addition to reported results prepared in accordance with GAAP provides a clearer indication of the results and trends in Northern Trust's core businesses.

	YEAR ENDED DECEMBER 31					
	2011		2010		2009	
($ In Millions Except Per Share Data)	**AMOUNT**	**PER COMMON SHARE**	AMOUNT	PER COMMON SHARE	AMOUNT	PER COMMON SHARE
Reported Earnings	**$603.6**	**$2.47**	$669.5	$2.74	$864.2	$3.16
Visa Indemnification Benefit	**(23.1)**	**(.10)**	(33.0)	(.14)	(17.8)	(.08)
Tax Effect	**8.7**	**.04**	12.1	.05	6.6	.03
Visa Indemnification Benefit – Net of Tax	**(14.4)**	**(.06)**	(20.9)	(.09)	(11.2)	(.05)
Operating Earnings	**$589.2**	**$2.41**	$648.6	$2.65	$853.0	$3.11

RECONCILIATION OF REPORTED NET INTEREST INCOME TO FULLY TAXABLE EQUIVALENT

The table below presents a reconciliation of interest income and net interest income prepared in accordance with GAAP to interest income and net interest income on a fully taxable equivalent (FTE) basis, which are non-GAAP financial measures. Management believes this presentation provides a clearer indication of net interest margins for comparative purposes.

	YEAR ENDED DECEMBER 31								
	2011			2010			2009		
(In Millions)	**REPORTED**	**FTE ADJ.**	**FTE***	REPORTED	FTE ADJ.	FTE*	REPORTED	FTE ADJ.	FTE*
Interest Income	**$1,408.6**	**$40.2**	**$1,448.8**	$1,296.7	$39.1	$1,335.8	$1,406.0	$40.2	$1,446.2
Interest Expense	**399.5**	**–**	**399.5**	378.0	–	378.0	406.2	–	406.2
Net Interest Income	**$1,009.1**	**$40.2**	**$1,049.3**	$ 918.7	$39.1	$ 957.8	$ 999.8	$40.2	$1,040.0
Net Interest Margin	**1.22%**		**1.27%**	1.35%		1.41%	1.50%		1.56%

* *Fully taxable equivalent (FTE)*

FACTORS AFFECTING FUTURE RESULTS

This report contains statements that may be considered forward-looking, such as the statements relating to Northern Trust's financial goals, capital adequacy, dividend policy, expansion and business development plans, risk management policies, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, reengineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including allowance levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results.

Forward-looking statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may fluctuate", "plan", "goal", "target", "strategy", and similar expressions or future or conditional verbs such as "may", "will", "should", "would", and "could." Forward-looking statements are Northern Trust's current estimates or expectations of future events or future results. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties including: the health of the U.S. and international economies and particularly the continuing uncertainty in Europe; the recent downgrade of U.S. Government issued securities; the health and soundness of the financial institutions and other counterparties with which Northern Trust conducts business; changes in financial markets, including debt and equity markets, that impact the value, liquidity, or credit ratings of financial assets in general, or financial assets in particular investment funds, client portfolios, or securities lending collateral pools, including those funds, portfolios, collateral pools, and other financial assets with respect to which Northern Trust has taken, or may in the future take, actions to provide asset value stability or additional liquidity; the impact of the recent disruption and stress in the financial markets, the effectiveness of governmental actions taken in response, and the effect of such governmental actions on Northern Trust, its competitors and counterparties, financial markets generally and availability of credit specifically, and the U.S. and international economies, including special deposit assessments or potentially higher FDIC premiums; changes in foreign exchange trading client volumes, fluctuations and volatility in foreign currency exchange rates, and Northern Trust's success in assessing and mitigating the risks arising from such changes, fluctuations and volatility; decline in the value of securities held in Northern Trust's investment portfolio, particularly asset-backed securities, the liquidity and pricing of which may be negatively impacted by periods of economic turmoil and financial market disruptions; uncertainties inherent in the complex and subjective judgments required to assess credit risk and establish appropriate allowances therefor; difficulties in measuring, or determining whether there is other-than-temporary impairment in, the value of securities held in Northern Trust's investment portfolio; Northern Trust's success in managing various risks inherent in its business, including credit risk, operational risk, interest rate risk and liquidity risk, particularly during times of economic uncertainty and volatility in the credit and other markets; geopolitical risks and the risks of extraordinary events such as natural disasters, terrorist events, war and the U.S. and other governments' responses to those events; the pace and extent of continued globalization of investment activity and growth in worldwide financial assets; regulatory and monetary policy developments; failure to obtain regulatory approvals when required; changes in tax laws, accounting requirements or interpretations and other legislation in the U.S. or other countries that could affect Northern Trust or its clients, including changes in accounting rules for fair value measurements and recognizing impairments; changes in the nature and activities of Northern Trust's competition, including increased consolidation within the financial services industry; Northern Trust's success in maintaining existing business and continuing to generate new business in its existing markets; Northern Trust's success in identifying and penetrating targeted markets, through acquisition, strategic alliance or otherwise; Northern Trust's success in integrating acquisitions and strategic alliances; Northern Trust's success in addressing the complex needs of a global client base across multiple time zones and from multiple locations, and managing compliance with legal, tax, regulatory and other requirements in areas of faster growth in its businesses, especially in immature markets; Northern Trust's ability to maintain a product mix that achieves acceptable margins; Northern Trust's ability to continue to generate investment results that satisfy its clients and continue to develop its array of investment products; Northern Trust's success in generating revenues in its securities lending business for itself and its clients, especially in periods of economic and financial market uncertainty; Northern Trust's success in recruiting and retaining the necessary personnel to support business growth and expansion and maintain sufficient expertise to support increasingly complex products and services; Northern Trust's success in implementing its revenue enhancement and expense management initiatives; Northern Trust's ability, as products, methods of delivery, and client requirements change or become more complex, to continue to fund and accomplish innovation, improve risk management practices and controls, and address operating risks, including human errors or omissions, data security breach risks, pricing or valuation of securities, fraud, systems performance or defects, systems interruptions, and breakdowns in processes or internal controls; Northern Trust's success in controlling expenses, particularly in a difficult economic environment; uncertainties inherent in Northern Trust's assumptions concerning its pension plan, including discount rates and expected contributions, returns and payouts; increased costs of compliance and other risks associated with changes in regulation and the current regulatory environment, including the requirements of the Basel II capital regime and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), areas of increased regulatory emphasis and oversight in the U.S. and other countries such as anti-money laundering, anti-bribery, and client privacy and the potential for substantial changes in the legal, regulatory and enforcement framework and oversight applicable to financial institutions in reaction to recent adverse financial market events, including changes pursuant to the Dodd-Frank Act that may, among other things, affect the leverage limits and risk-based capital and liquidity requirements for certain financial institutions, including Northern Trust, require those financial institutions to pay higher assessments, expose them to certain liabilities of their subsidiary depository institutions, and restrict or increase the regulation of certain activities, including foreign exchange, carried on by financial institutions, including Northern Trust; risks that evolving regulations, such as Basel II, and potential legislation and regulations, including Basel III and regulations that may be promulgated under the Dodd-Frank Act, could affect required regulatory capital for financial institutions, including Northern Trust, potentially resulting in changes to the cost and composition of capital for Northern Trust; risks and uncertainties inherent in the litigation and regulatory process, including the adequacy of contingent liability, tax, and other accruals; and the risk of events that could harm Northern Trust's reputation and so undermine the confidence of clients, counterparties, rating agencies, and stockholders.

Some of these and other risks and uncertainties that may affect future results are discussed in more detail in the section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" captioned "Risk Management" in the 2011 Annual Report to Shareholders (pages 49-61), in the section of the "Notes to Consolidated Financial Statements" in the 2011 Annual Report to Shareholders captioned "Note 25 – Contingent Liabilities" (pages 111 and 112), in the sections of "Item 1 – Business" of the 2011 Annual Report on Form 10-K captioned "Government Monetary and Fiscal Policies," "Competition" and "Regulation and Supervision" (pages 3-14), and in "Item 1A – Risk Factors" of the 2011 Annual Report on Form 10-K (pages 28-37). All forward-looking statements included in this report are based upon information presently available, and Northern Trust assumes no obligation to update any forward-looking statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Northern Trust Corporation (Northern Trust) is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

Management assessed Northern Trust's internal control over financial reporting as of December 31, 2011. This assessment was based on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2011, Northern Trust maintained effective internal control over financial reporting, including maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Northern Trust, and policies and procedures that provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States; (ii) receipts and expenditures of Northern Trust are being made only in accordance with authorizations of management and directors of Northern Trust; and (iii) unauthorized acquisition, use, or disposition of Northern Trust's assets that could have a material effect on the financial statements are prevented or timely detected. Additionally, KPMG LLP, the independent registered public accounting firm that audited Northern Trust's consolidated financial statements as of, and for the year ended, December 31, 2011, included in this Annual Report, has issued an attestation report (included herein on page 65) on the effectiveness of Northern Trust's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE STOCKHOLDERS AND BOARD OF DIRECTORS OF NORTHERN TRUST CORPORATION:

We have audited Northern Trust Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Northern Trust Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on Northern Trust Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Northern Trust Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Northern Trust Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 24, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

CHICAGO, ILLINOIS
FEBRUARY 24, 2012

CONSOLIDATED BALANCE SHEET

($ In Millions Except Share Information)	DECEMBER 31 2011	2010
ASSETS		
Cash and Due from Banks	**$ 4,315.3**	$ 2,818.0
Federal Funds Sold and Securities Purchased under Agreements to Resell	**121.3**	160.1
Interest-Bearing Deposits with Banks	**16,696.4**	15,351.3
Federal Reserve Deposits and Other Interest-Bearing	**13,448.6**	10,924.6
Securities		
Available for Sale	**30,192.5**	19,901.9
Held to Maturity (Fair value of $817.1 and $941.8)	**799.2**	922.2
Trading Account	**8.0**	6.8
Total Securities	**30,999.7**	20,830.9
Loans and Leases		
Commercial	**12,354.3**	11,613.4
Personal	**16,709.6**	16,518.6
Total Loans and Leases (Net of unearned income of $374.1 and $456.8)	**29,063.9**	28,132.0
Allowance for Credit Losses Assigned to Loans and Leases	**(294.8)**	(319.6)
Buildings and Equipment	**494.5**	504.5
Client Security Settlement Receivables	**778.3**	701.3
Goodwill	**532.0**	400.9
Other Assets	**4,068.5**	4,339.9
Total Assets	**$100,223.7**	$83,843.9
LIABILITIES		
Deposits		
Demand and Other Noninterest-Bearing	**$ 22,792.0**	$ 7,658.9
Savings and Money Market	**17,470.8**	14,208.7
Savings Certificates and Other Time	**3,058.3**	3,913.0
Non-U.S. Offices – Noninterest-Bearing	**3,488.4**	2,942.7
– Interest-Bearing	**35,868.0**	35,472.4
Total Deposits	**82,677.5**	64,195.7
Federal Funds Purchased	**815.3**	3,691.7
Securities Sold under Agreements to Repurchase	**1,198.8**	954.4
Other Borrowings	**931.5**	347.7
Senior Notes	**2,126.7**	1,896.1
Long-Term Debt	**2,133.3**	2,729.3
Floating Rate Capital Debt	**276.9**	276.9
Other Liabilities	**2,946.4**	2,921.8
Total Liabilities	**93,106.4**	77,013.6
STOCKHOLDERS' EQUITY		
Common Stock, $1.66 2/3 Par Value; Authorized 560,000,000 shares; Outstanding shares of 241,008,509 and 242,268,903	**408.6**	408.6
Additional Paid-in Capital	**977.5**	920.0
Retained Earnings	**6,302.3**	5,972.1
Accumulated Other Comprehensive Loss	**(345.6)**	(305.3)
Treasury Stock (4,163,015 and 2,902,621 shares, at cost)	**(225.5)**	(165.1)
Total Stockholders' Equity	**7,117.3**	6,830.3
Total Liabilities and Stockholders' Equity	**$100,223.7**	$83,843.9

See accompanying notes to consolidated financial statements on pages 70-126.

CONSOLIDATED STATEMENT OF INCOME

($ In Millions Except Per Share Information)	FOR THE YEAR ENDED DECEMBER 31 2011	2010	2009
Noninterest Income			
Trust, Investment and Other Servicing Fees	**$ 2,169.5**	$ 2,081.9	$ 2,083.8
Foreign Exchange Trading Income	**324.5**	382.2	445.7
Treasury Management Fees	**72.1**	78.1	81.8
Security Commissions and Trading Income	**60.5**	60.9	62.4
Other Operating Income	**158.1**	146.3	136.8
Investment Security Gains (Losses), net (1)	**(23.9)**	(20.4)	(23.4)
Total Noninterest Income	**2,760.8**	2,729.0	2,787.1
Net Interest Income			
Interest Income	**1,408.6**	1,296.7	1,406.0
Interest Expense	**399.5**	378.0	406.2
Net Interest Income	**1,009.1**	918.7	999.8
Provision for Credit Losses	**55.0**	160.0	215.0
Net Interest Income after Provision for Credit Losses	**954.1**	758.7	784.8
Noninterest Expense			
Compensation	**1,267.2**	1,108.0	1,099.7
Employee Benefits	**258.2**	237.6	242.1
Outside Services	**552.8**	460.4	424.5
Equipment and Software	**328.1**	287.1	261.1
Occupancy	**180.9**	167.8	170.8
Visa Indemnification Benefits	**(23.1)**	(33.0)	(17.8)
Other Operating Expense	**267.1**	270.0	136.3
Total Noninterest Expense	**2,831.2**	2,497.9	2,316.7
Income before Income Taxes	**883.7**	989.8	1,255.2
Provision for Income Taxes	**280.1**	320.3	391.0
Net Income	**$ 603.6**	$ 669.5	$ 864.2
Net Income Applicable to Common Stock	**$ 603.6**	$ 669.5	$ 753.1
PER COMMON SHARE			
Net Income – Basic	**$ 2.47**	$ 2.74	$ 3.18
– Diluted	**2.47**	2.74	3.16
Average Number of Common Shares Outstanding – Basic	**241,401,310**	242,028,776	235,511,879
– Diluted	**241,811,384**	242,502,531	236,416,029

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In Millions)	FOR THE YEAR ENDED DECEMBER 31 2011	2010	2009
Net Income	**$ 603.6**	$ 669.5	$ 864.2
Cumulative Effect Adjustment from New Accounting Standard	**-**	–	(9.5)
Other Comprehensive Income (Loss) (Net of Tax and Reclassifications)			
Net Unrealized Gains on Securities Available for Sale	**53.3**	28.2	180.7
Net Unrealized Gains (Losses) on Cash Flow Hedges	**(18.4)**	37.6	(5.5)
Foreign Currency Translation Adjustments	**(2.5)**	(18.3)	(1.5)
Pension and Other Postretirement Benefit Adjustments	**(72.7)**	8.8	(30.9)
Other Comprehensive Income (Loss)	**(40.3)**	56.3	133.3
Comprehensive Income	**$ 563.3**	$ 725.8	$ 997.5

	2011	2010	2009
(1) Changes in Other-Than-Temporary-Impairment (OTTI) Losses	**$ (1.1)**	$ (.8)	$ (93.4)
Noncredit-related OTTI Losses Recorded in (Reclassified from) OCI	**(22.2)**	(20.4)	66.7
Other Security Gains (Losses), net	**(.6)**	.8	3.3
Investment Security Gains (Losses), net	**$ (23.9)**	$ (20.4)	$ (23.4)

See accompanying notes to consolidated financial statements on pages 70-126.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(In Millions)	FOR THE YEAR ENDED DECEMBER 31 2011	2010	2009
PREFERRED STOCK			
Balance at January 1	**$ -**	$ –	$ 1,501.3
Redemption of Preferred Stock, Series B	**-**	–	(1,576.0)
Discount Accretion – Preferred Stock	**-**	–	74.7
Balance at December 31	**-**	–	–
COMMON STOCK			
Balance at January 1	**408.6**	408.6	379.8
Common Stock Issuance	**-**	–	28.8
Balance at December 31	**408.6**	408.6	408.6
ADDITIONAL PAID-IN CAPITAL			
Balance at January 1	**920.0**	888.3	178.5
Common Stock Issuance	**-**	–	805.3
Repurchase of Warrant to Purchase Common Stock	**-**	–	(87.0)
Treasury Stock Transactions – Stock Options and Awards	**(13.2)**	(23.1)	(39.1)
Stock Options and Awards – Amortization	**71.3**	53.6	26.4
Stock Options and Awards – Tax Benefits	**(.6)**	1.2	4.2
Balance at December 31	**977.5**	920.0	888.3
RETAINED EARNINGS			
Balance at January 1, as Previously Reported	**5,972.1**	5,576.0	5,091.2
April 1 Cumulative Effect of Applying ASC 320-10 (Formerly, FSP FAS 115-2)	**-**	–	9.5
Balance at January 1, as Adjusted	**5,972.1**	5,576.0	5,100.7
Net Income	**603.6**	669.5	864.2
Dividends Declared – Common Stock	**(273.4)**	(273.4)	(267.6)
Dividends Declared – Preferred Stock	**-**	–	(46.6)
Discount Accretion – Preferred Stock	**-**	–	(74.7)
Balance at December 31	**6,302.3**	5,972.1	5,576.0
ACCUMULATED OTHER COMPREHENSIVE LOSS			
Balance at January 1	**(305.3)**	(361.6)	(494.9)
April 1 Cumulative Effect of Applying ASC 320-10 (Formerly, FSP FAS 115-2)	**-**	–	(9.5)
Net Unrealized Gains on Securities Available for Sale	**53.3**	28.2	171.1
Net Unrealized Gains (Losses) on Cash Flow Hedges	**(18.4)**	37.5	(5.5)
Foreign Currency Translation Adjustments	**(2.5)**	(15.0)	8.1
Pension and Other Postretirement Benefit Adjustments	**(72.7)**	5.6	(30.9)
Balance at December 31	**(345.6)**	(305.3)	(361.6)
TREASURY STOCK			
Balance at January 1	**(165.1)**	(199.2)	(266.5)
Stock Options and Awards	**19.0**	41.0	81.1
Stock Purchased	**(79.4)**	(6.9)	(13.8)
Balance at December 31	**(225.5)**	(165.1)	(199.2)
Total Stockholders' Equity at December 31	**$7,117.3**	$6,830.3	$ 6,312.1

See accompanying notes to consolidated financial statements on pages 70-126.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In Millions)	FOR THE YEAR ENDED DECEMBER 31 2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	**$ 603.6**	$ 669.5	$ 864.2
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Investment Security (Gains) Losses, net	**23.9**	20.4	23.4
Amortization and Accretion of Securities and Unearned Income	**(34.2)**	(55.5)	(50.4)
Provision for Credit Losses	**55.0**	160.0	215.0
Depreciation on Buildings and Equipment	**89.2**	93.5	95.7
Amortization of Computer Software	**158.4**	141.6	131.8
Amortization of Intangibles	**17.5**	14.4	16.2
Client Support Related Charges (Benefit)	**-**	–	(109.3)
Capital Support Agreement Payments	**-**	–	(204.8)
Increase (Decrease) in Accrued Income Taxes	**(115.5)**	153.5	61.4
Qualified Pension Plan Contributions	**(100.0)**	(68.0)	(175.0)
Visa Indemnification Benefits	**(23.1)**	(33.0)	(17.8)
Deferred Income Tax Provision	**97.2**	12.1	183.8
(Increase) Decrease in Receivables	**(179.7)**	(90.6)	65.3
Increase (Decrease) in Interest Payable	**5.0**	7.7	(13.8)
Changes in Derivative Instrument (Gains) Losses, net	**172.1**	(377.8)	126.4
Other Operating Activities, net	**484.9**	142.4	(197.4)
Net Cash Provided by Operating Activities	**1,254.3**	790.2	1,014.7
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net (Increase) Decrease in Federal Funds Sold and Securities Purchased under Agreements to Resell	**38.8**	89.9	(81.0)
Net (Increase) Decrease in Interest-Bearing Deposits with Banks	**(1,345.1)**	(2,446.1)	3,815.8
Net (Increase) Decrease in Federal Reserve Deposits and Other Interest-Bearing Assets	**(2,512.4)**	4,048.4	(5,569.2)
Purchases of Securities – Held to Maturity	**(147.6)**	(448.6)	(220.9)
Proceeds from Maturity and Redemption of Securities – Held to Maturity	**272.9**	429.1	219.2
Purchases of Securities – Available for Sale	**(33,302.1)**	(14,697.0)	(14,053.0)
Proceeds from Sale, Maturity and Redemption of Securities – Available for Sale	**23,082.9**	11,432.5	11,925.9
Net Increase (Decrease) in Loans and Leases	**(1,017.9)**	(479.8)	2,832.7
Purchases of Buildings and Equipment, net	**(96.9)**	(90.5)	(132.6)
Purchases and Development of Computer Software	**(274.2)**	(220.6)	(181.6)
Net (Increase) Decrease in Client Security Settlement Receivables	**(77.0)**	93.5	(85.5)
Decrease in Cash Due to Acquisitions, net of Cash Acquired	**(172.6)**	–	–
Other Investing Activities, net	**162.8**	521.2	(148.4)
Net Cash Used in Investing Activities	**(15,388.4)**	(1,768.0)	(1,678.6)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net Increase (Decrease) in Deposits	**18,481.8**	5,914.4	(4,125.1)
Net Increase (Decrease) in Federal Funds Purchased	**(2,876.3)**	(2,958.1)	4,866.3
Net Increase (Decrease) in Securities Sold under Agreements to Repurchase	**244.4**	(83.1)	(491.6)
Net Increase (Decrease) in Short-Term Other Borrowings	**630.5**	(573.3)	626.3
Proceeds from Term Federal Funds Purchased	**7,962.3**	19,045.6	17,933.4
Repayments of Term Federal Funds Purchased	**(7,981.3)**	(20,217.5)	(17,217.4)
Proceeds from Senior Notes and Long-Term Debt	**500.0**	1,142.7	500.0
Repayments of Senior Notes and Long-Term Debt	**(880.7)**	(918.3)	(422.4)
Treasury Stock Purchased	**(79.0)**	(5.9)	(10.7)
Net Proceeds from Stock Options	**75.6**	70.6	38.9
Cash Dividends Paid on Common Stock	**(273.7)**	(273.2)	(260.3)
Proceeds from Common Stock Issuance	**-**	–	834.1
Cash Dividends Paid on Preferred Stock	**-**	–	(46.6)
Redemption of Preferred Stock – Series B	**-**	–	(1,576.0)
Repurchase of Warrant to Purchase Common Stock	**-**	–	(87.0)
Other Financing Activities, net	**-**	1.2	(140.7)
Net Cash Provided by Financing Activities	**15,803.6**	1,145.1	421.2
Effect of Foreign Currency Exchange Rates on Cash	**(172.2)**	158.9	86.3
Increase (Decrease) in Cash and Due from Banks	**1,497.3**	326.2	(156.4)
Cash and Due from Banks at Beginning of Year	**2,818.0**	2,491.8	2,648.2
Cash and Due from Banks at End of Year	**$ 4,315.3**	$ 2,818.0	$ 2,491.8
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest Paid	**$ 394.5**	$ 370.3	$ 420.0
Income Taxes Paid	**153.3**	173.1	409.6
Transfers from Loans to OREO	**68.8**	52.1	26.2

See accompanying notes to consolidated financial statements on pages 70-126.

Note 1 – Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP) and reporting practices prescribed for the banking industry. A description of the more significant accounting policies follows.

A. Basis of Presentation. The consolidated financial statements include the accounts of Northern Trust Corporation (Corporation) and its wholly-owned subsidiary, The Northern Trust Company (Bank), and various other wholly-owned subsidiaries of the Corporation and Bank. Throughout the notes, the term "Northern Trust" refers to the Corporation and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The consolidated statement of income includes results of acquired subsidiaries from the dates of their acquisition. Certain prior year balances have been reclassified consistent with the current year's presentation.

B. Nature of Operations. The Corporation is a financial holding company under the Gramm-Leach-Bliley Act. The Bank is an Illinois banking corporation headquartered in Chicago and the Corporation's principal subsidiary. The Corporation conducts business in the United States (U.S.) and internationally through the Bank, trust companies, and various other U.S. and non-U.S. subsidiaries.

Northern Trust generates the majority of its revenues from its two primary business units: Corporate and Institutional Services (C&IS) and Personal Financial Services (PFS). Investment management services and products are provided to C&IS and PFS through a third business unit, Northern Trust Global Investments (NTGI). Operating and systems support for these business units is provided by a fourth business unit, Operations and Technology (O&T).

The C&IS business unit provides asset servicing, asset management, securities lending, brokerage, banking and related services to corporate and public retirement funds, foundations, endowments, fund managers, insurance companies, sovereign wealth and government funds. C&IS client relationships are managed through the Bank and the Bank's and the Corporation's other subsidiaries, including support from international locations in North America, Europe, the Middle East, and the Asia Pacific region.

The PFS business unit provides personal trust, investment management, custody, and philanthropic services; financial consulting; wealth management and family office services; guardianship and estate administration; brokerage services; and private and business banking. PFS focuses on high net worth individuals and families, business owners, executives, professionals, retirees, and established privately held businesses in its target markets. PFS services are delivered through a network of offices in 18 U.S. states as well as offices in London and Guernsey.

C. Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Foreign Currency Remeasurement and Translation. Asset and liability accounts denominated in nonfunctional currencies are remeasured into functional currencies at period end rates of exchange, except for buildings and equipment which are remeasured at exchange rates in effect at the date of acquisition. Results from remeasurement of asset and liability accounts are reported in other operating income as currency translation gains (losses), net. Income and expense accounts are remeasured at period average rates of exchange.

Asset and liability accounts of entities with functional currencies that are not the U.S. dollar are translated at period end rates of exchange. Income and expense accounts are translated at period average rates of exchange. Translation adjustments, net of applicable taxes, are reported directly to accumulated other comprehensive income (AOCI), a component of stockholders' equity.

E. Securities. ***Securities Available for Sale*** are reported at fair value, with unrealized gains and losses credited or charged, net of the tax effect, to AOCI. Realized gains and losses on securities available for sale are determined on a specific identification basis and are reported within other security gains (losses), net, in the consolidated statement of income. Interest income is recorded on the accrual basis, adjusted for the amortization of premium and accretion of discount.

Securities Held to Maturity consist of debt securities that management intends to, and Northern Trust has the ability to, hold until maturity. Such securities are reported at cost, adjusted for amortization of premium and accretion of discount. Interest income is recorded on the accrual basis adjusted for the amortization of premium and accretion of discount.

Securities Held for Trading are stated at fair value. Realized and unrealized gains and losses on securities held for trading are reported in the consolidated statement of income within security commissions and trading income.

Nonmarketable Securities primarily consist of Federal Reserve and Federal Home Loan Bank stock and affordable housing investments which are recorded in other assets on the consolidated balance sheet. Federal Reserve and Federal Home Loan Bank stock are reported at cost, which represents redemption value. Affordable housing investments, which are discussed in further detail in Note 28, are reported at cost using the effective yield method and amortized over the lives of the related tax credits.

Other-Than-Temporary Impairment (OTTI). A security is considered to be other-than-temporarily impaired if the present value of cash flows expected to be collected are less than the security's amortized cost basis (the difference being defined as the credit loss) or if the fair value of the security is less than the security's amortized cost basis and the investor intends, or more-likely-than-not will be required, to sell the security before recovery of the security's amortized cost basis. If an OTTI exists, the charge to earnings is limited to the amount of credit loss if the investor does not intend to sell the security, and it is more-likely-than-not that it will not be required to sell the security, before recovery of the security's amortized cost basis. Any remaining difference between fair value and amortized cost is recognized in AOCI, net of applicable taxes. Otherwise, the entire difference between fair value and amortized cost is charged to earnings.

F. Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase. Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financings and recorded at the amounts at which the securities were acquired or sold plus accrued interest. To minimize any potential credit risk associated with these transactions, the fair value of the securities purchased or sold is monitored, limits are set on exposure with counterparties, and the financial condition of counterparties is regularly assessed. It is Northern Trust's policy to take possession of securities purchased under agreements to resell.

G. Derivative Financial Instruments. Northern Trust is a party to various derivative instruments that are used in the normal course of business to meet the needs of its clients; as part of its trading activity for its own account; and as part of its risk management activities. These instruments include foreign exchange contracts, interest rate contracts, and credit default swap contracts. Derivative financial instruments are recorded on the consolidated balance sheet at fair value within other assets and liabilities. Derivative asset and liability positions with the same counterparty are reflected on a net basis in cases where legally enforceable master netting agreements exist. Derivative assets and liabilities are further reduced by cash collateral received from, and deposited with, derivative counterparties. The accounting for changes in the fair value of a derivative in the consolidated statement of income depends on whether or not the contract has been designated as a hedge and qualifies for hedge accounting under GAAP. Derivative financial instruments are recorded on the consolidated cash flow statement within Changes in Derivative Instrument Gains/Losses, net.

Changes in the fair value of client-related and trading derivative instruments, which are not designated hedges under GAAP, are recognized currently in either foreign exchange trading income or security commissions and trading income. Changes in the fair value of derivative instruments entered into for risk management purposes but not designated as hedges are recognized currently in other operating income. Certain derivative instruments used by Northern Trust to manage risk are formally designated and qualify for hedge accounting as fair value, cash flow, or net investment hedges.

Derivatives designated as fair value hedges are used to limit Northern Trust's exposure to changes in the fair value of assets and liabilities due to movements in interest rates. Changes in the fair value of fair value hedges are recognized currently in income. For substantially all fair value hedges, Northern Trust applies the "shortcut" method of accounting, available under GAAP, which assumes there is no ineffectiveness in a hedge. As a result, changes recorded in the fair value of the hedged item are equal to the offsetting gain or loss on the derivative and are reflected in the same line item. For fair value hedges that do not qualify for the "shortcut" method of accounting, Northern Trust utilizes regression analysis, a "long-haul" method of accounting, in assessing whether these hedging relationships are highly effective at inception and quarterly thereafter.

Derivatives designated as cash flow hedges are used to minimize the variability in cash flows of earning assets or forecasted transactions caused by movements in interest or foreign exchange rates. The effective portion of changes in the fair value of a cash flow hedge is recognized in AOCI. When the hedged forecasted transaction impacts earnings, balances in AOCI are reclassified to the same income or expense classification as the hedged item. Northern Trust assesses effectiveness using regression analysis for cash flow hedges of available for sale securities. Ineffectiveness is measured using the hypothetical derivative method. For cash flow hedges of forecasted foreign currency denominated revenue and expenditure transactions, Northern Trust closely matches all terms of the hedged item and the hedging derivative at inception and on an ongoing basis which limits hedge ineffectiveness. To the extent all terms are not perfectly matched, effectiveness is assessed using the dollar-offset method and any ineffectiveness is measured using the hypothetical derivative method. Any ineffectiveness is recognized currently in earnings.

Foreign exchange contracts and qualifying non-derivative instruments designated as net investment hedges are used to minimize Northern Trust's exposure to variability in the foreign currency translation of net investments in non-U.S. branches and subsidiaries. The effective portion of changes in the fair value of the hedging instrument is recognized in AOCI consistent with the related translation gains and losses. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to eliminate hedge ineffectiveness.

Fair value, cash flow, and net investment hedge derivatives are designated and formally documented as such contemporaneous with the transaction. The formal documentation describes the hedge relationship and identifies the hedging instruments and hedged items. Included in the documentation is a discussion of the risk management objectives and strategies for undertaking such hedges, as well as a description of the method for assessing hedge effectiveness at inception and on an ongoing basis. For hedges that do not qualify for the "shortcut" method of accounting, a formal assessment is performed on a calendar quarter basis to verify that derivatives used in hedging transactions continue to be highly effective in offsetting the changes in fair value or cash flows of the hedged item. Hedge accounting is discontinued if a derivative ceases to be highly effective, is terminated or sold, or if Northern Trust removes the derivative's hedge designation. Subsequent gains and losses on these derivatives are included in foreign exchange trading income or security commissions and trading income. For discontinued cash flow hedges, the accumulated gain or loss on the derivative remains in AOCI and is reclassified to earnings in the period in which the previously hedged forecasted transaction impacts earnings or is no longer probable of occurring. For discontinued fair value hedges, the accumulated gain or loss on the hedged item is amortized over the remaining life of the hedged item.

H. Loans and Leases. Loans and leases are recognized assets that represent a contractual right to receive money either on demand or on fixed or determinable dates. Loans and leases are disaggregated for disclosure purposes by portfolio segment (segment) and by class. Segment is defined as the level at which management develops and documents a systematic methodology to determine the allowance for credit losses. Northern Trust has defined its segments as commercial and personal. A class of loans and leases is a subset of a segment, the components of which have similar risk characteristics, measurement attributes, or risk monitoring method. The classes within the commercial segment have been defined as commercial and institutional, commercial real estate, lease financing, non-US and other. The classes within the personal segment have been defined as residential real estate, private client and other.

Loan Classification. Loans that are held for investment are reported at the principal amount outstanding, net of unearned income. Loans classified as held for sale are reported at the lower of aggregate cost or fair value. Loan commitments for residential real estate loans that will be classified as held for sale at the time of funding and which have an interest rate lock are recorded on the balance sheet at fair value with subsequent gains or losses recognized as other income. Unrealized gains on these loan commitments are reported as other assets, with unrealized losses reported as other liabilities. Other unfunded commitments relating to loans that are not held for sale are recorded in other liabilities and are carried at the amount of unamortized fees with an allowance for credit loss liability recognized for any estimated probable losses.

Interest Income. Interest income on loans is recorded on an accrual basis unless, in the opinion of management, there is a question as to the ability of the debtor to meet the terms of the loan agreement, or interest or principal is more than 90 days contractually past due and the loan is not well-secured and in the process of collection. Past due status is based on how long after the contractual due date a principal or interest payment is received. For disclosure purposes, loans that are 29 days past due or less are shown as current. At the time a loan is determined to be nonperforming, interest accrued but not collected is reversed against interest income of the current period and the loan is classified as nonperforming. Interest collected on nonperforming loans is applied to principal unless, in the opinion of management, collectability of principal is not in doubt. Management's assessment of indicators of loan and lease collectability, and its policies relative to the recognition of interest income, including the suspension and subsequent resumption of income recognition, do not meaningfully vary between loan and lease classes. Nonperforming loans are returned to performing status when factors indicating doubtful collectability no longer exist. Factors considered in returning a loan to performing status are consistent across all classes of loans and leases and, in accordance with regulatory guidance, relate primarily to expected payment performance. Loans are eligible to be returned to performing status when: (i) no principal or interest that is due is unpaid and repayment of the remaining contractual principal and interest is expected or (ii) the loan has otherwise become well-secured (possessing realizable value sufficient to discharge the debt, including accrued interest, in full) and is in the process of collection (through action reasonably expected to result in debt repayment or restoration to a current status in the near future). A loan that has not been brought fully current may be restored to performing status provided there has been a sustained period of repayment performance (generally a minimum of six months) by the borrower in accordance with the contractual terms, and Northern Trust is reasonably assured of repayment within a reasonable period of time. Additionally, a loan that has been formally restructured so as to be reasonably assured of repayment and performance according to its modified terms may be returned to accrual status, provided there was a well-documented credit evaluation of the borrower's financial condition and prospects of repayment under the revised terms and there has been a sustained period of repayment performance (generally a minimum of six months) under the revised terms.

Impaired Loans. A loan is considered to be impaired when, based on current information and events, management determines that it is probable that Northern Trust will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are identified through ongoing credit management and risk rating processes, including the formal review of past due and watch list credits. Payment performance and delinquency status are critical factors in identifying impairment for all loans and leases, particularly those within the residential real estate, private client and personal-other classes. Other key factors considered in identifying impairment of loans and leases within the commercial and institutional, non-U.S., lease financing, and commercial-other classes relate to the borrower's ability to perform under the terms of the obligation as measured through the assessment of future cash flows, including consideration of collateral value, market value, and other factors. A loan is also considered to be impaired if its terms have been modified as a concession resulting from the debtor's financial difficulties, referred to as a troubled debt restructuring (TDR). All troubled debt restructurings are considered impaired loans in the calendar year of their restructuring. In subsequent years, a troubled debt restructuring may cease being classified as impaired if the loan was modified at a market rate and has performed according to the modified terms for at least six months. A loan that has been modified at a below market rate will return to performing status if it satisfies the six month performance requirement; however, it will remain classified as impaired. Impairment is measured based upon the loan's market price, the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, based on the certainty of loss, either a specific allowance is established, or a charge-off is recorded, for the difference. Smaller balance (individually less than $250,000) homogeneous loans are collectively evaluated for impairment and excluded from impaired loan disclosures in accordance with applicable accounting standards. Northern Trust's accounting policies for impaired loans are consistent across all classes of loans and leases.

Premiums and Discounts. Premiums and discounts on loans are recognized as an adjustment of yield using the interest method based on the contractual terms of the loan. Certain direct origination costs and fees are netted, deferred and amortized over the life of the related loan as an adjustment to the loan's yield.

Direct Financing and Leverage Leases. Unearned lease income from direct financing and leveraged leases is recognized using the interest method. This method provides a constant rate of return on the unrecovered investment over the life of the lease. The rate of return and the allocation of income over the lease term are recalculated from the inception of the lease if during the lease term assumptions regarding the amount or timing of estimated cash flows change. Lease residual values are established at the inception of the lease based on in-house valuations and market analyses provided by outside parties. Lease residual values are reviewed at least annually for other-than-temporary impairment. A decline in the estimated residual value of a leased asset determined to be other-than-temporary would be recorded in the period in which the decline is identified as a reduction of interest income.

I. Allowance for Credit Losses. The allowance for credit losses represents management's estimate of probable losses which have occurred as of the date of the consolidated financial statements. The loan and lease portfolio and other lending related credit exposures are regularly reviewed to evaluate the adequacy of the allowance for credit losses. In determining the level of the allowance, Northern Trust evaluates the allowance necessary for impaired loans and also estimates losses inherent in other credit exposures. The result is an allowance with the following components:

Specific Allowance. The amount of specific allowance is determined through an individual evaluation of loans and lending-related commitments considered impaired that is based on expected future cash flows, the value of collateral, and other factors that may impact the borrower's ability to pay. For impaired loans where the amount of specific allowance, if any, is determined based on the value of the underlying real estate collateral, third-party appraisals are generally obtained and utilized by management. These appraisals are generally less than twelve months old and are subject to adjustments to reflect management's judgment as to the realizable value of the collateral.

Inherent Allowance. The amount of inherent loss allowance is based primarily on factors which incorporate management's evaluation of historical charge-off experience and various qualitative factors such as management's evaluation of economic and business conditions and changes in the character and size of the loan portfolio. Factors are applied to loan and lease credit exposures aggregated by shared risk characteristics and are reviewed quarterly by Northern Trust's Loan Loss Allowance Committee which includes representatives from Credit Policy, business unit management, and Corporate Financial Management.

Loans, leases and other extensions of credit deemed uncollectible are charged to the allowance for credit losses. Subsequent recoveries, if any, are credited to the allowance. Northern Trust's policies relative to the charging-off of uncollectible loans and leases are consistent across both loan and lease segments. Determinations as to whether an uncollectible loan is charged-off or a specific reserve is established are based on management's assessment as to the level of certainty regarding the amount of loss. The provision for credit losses, which is charged to income, is the amount necessary to adjust the allowance for credit losses to the level determined to be appropriate through the above process. Actual losses may vary from current estimates and the amount of the provision for credit losses may be either greater than or less than actual net charge-offs.

Northern Trust analyzes its exposure to credit losses from both on-balance sheet and off-balance sheet activity using a consistent methodology. In estimating the allowance for credit losses for undrawn loan commitments and standby letters of credit, management uses conversion rates to determine the estimated amount that will be funded. Factors based on historical loss experience and specific risk characteristics of the loan product are utilized to calculate inherent losses related to unfunded commitments and standby letters of credit as of the reporting date. The portion of the allowance assigned to loans and leases is reported as a contra asset, directly following loans and leases in the consolidated balance sheet. The portion of the allowance assigned to unfunded loan commitments and standby letters of credit is reported in other liabilities in the consolidated balance sheet.

J. Standby Letters of Credit. Fees on standby letters of credit are recognized in other operating income on the straight-line method over the lives of the underlying agreements. Northern Trust's recorded liability for standby letters of credit, reflecting the obligation it has undertaken, is measured as the amount of unamortized fees on these instruments.

K. Buildings and Equipment. Buildings and equipment owned are carried at original cost less accumulated depreciation. The charge for depreciation is computed on the straight-line method based on the following range of lives: buildings – 10 to 30 years; equipment – 3 to 10 years; and leasehold improvements – the shorter of the lease term or 15 years. Leased properties meeting certain criteria are capitalized and amortized using the straight-line method over the lease period.

L. Other Real Estate Owned (OREO). OREO is comprised of commercial and residential real estate properties acquired in partial or total satisfaction of loans. OREO assets are carried at the lower of cost or fair value less estimated costs to sell and are recorded in other assets in the consolidated balance sheet. Fair value is typically based on third-party appraisals. Appraisals of OREO properties are updated on an annual basis and are subject to adjustments to reflect management's judgment as to the realizable value of the properties. Losses identified at the time of acquisition of such properties are charged against the allowance for credit losses assigned to loans and leases. Subsequent write-downs that may be required to the carrying value of these assets and gains or losses realized from asset sales are recorded within other operating expenses.

M. Goodwill and Other Intangible Assets. Goodwill is not subject to amortization. Separately identifiable acquired intangible assets with finite lives are amortized over their estimated useful lives, primarily on a straight-line basis. Purchased software and allowable internal costs, including compensation relating to software developed for internal use, are capitalized. Software is amortized using the straight-line method over the estimated useful lives of the assets, generally ranging from 3 to 10 years.

Goodwill and other intangible assets are reviewed for impairment on an annual basis or more frequently if events or changes in circumstances indicate the carrying amounts may not be recoverable.

N. Assets Under Custody and Assets Under Management. Assets held in fiduciary or agency capacities are not included in the consolidated balance sheet, since such items are not assets of Northern Trust.

O. Trust, Investment and Other Servicing Fees. Trust, investment and other servicing fees are recorded on the accrual basis, over the period in which the service is provided. Fees are a function of the market value of assets custodied, managed and serviced, the volume of transactions, securities lending volume and spreads, and fees for other services rendered, as set forth in the underlying client agreement. This revenue recognition involves the use of estimates and assumptions, including components that are calculated based on estimated asset valuations and transaction volumes.

Securities lending fees have been impacted by Northern Trust's share of unrealized investment gains and losses in one investment fund that is used in securities lending activities and accounted for at fair value. As of September 30, 2010, securities in the mark-to-market fund had been sold with the proceeds reinvested into a short duration fund, eliminating the mark-to-market impact on securities lending revenue in future periods. Certain investment management fee arrangements also may provide performance fees that are based on client portfolio returns exceeding predetermined levels. Northern Trust adheres to a policy in which it does not record any performance-based fee income until the end of the contract period, thereby eliminating the potential that revenue will be recognized in one quarter and reversed in a future quarter. Therefore, Northern Trust does not record any revenue under incentive fee programs that is at risk due to future performance contingencies. These arrangements often contain similar terms for the payment of performance-based fees to sub-advisors. The accounting for these performance-based expenses matches the treatment for the related performance-based revenues.

Client reimbursed out-of-pocket expenses that are an extension of existing services that are being rendered are recorded on a gross basis as revenue.

P. Client Security Settlement Receivables. These receivables represent other collection items presented on behalf of custody clients and settled through withdrawals from short term investment funds on a next day basis.

Q. Income Taxes. Northern Trust follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

Tax positions taken or expected to be taken on a tax return are evaluated based on their likelihood of being sustained upon examination by tax authorities. Only tax positions that are considered more-likely-than-not to be sustained are recorded in the consolidated financial statements. Northern Trust recognizes any interest and penalties related to unrecognized tax benefits in the provision for income taxes.

R. Cash Flow Statements. Cash and cash equivalents have been defined as "Cash and Due from Banks".

S. Pension and Other Postretirement Benefits. Northern Trust records the funded status of its defined benefit pension and other postretirement plans on the consolidated balance sheet. Prepaid pension benefits are reported in other assets and unfunded pension and postretirement benefit liabilities are reported in other liabilities. Plan assets and benefit obligations are measured annually at December 31. Pension costs are recognized ratably over the estimated working lifetime of eligible participants.

T. Share-Based Compensation Plans. Northern Trust recognizes as compensation expense the grant-date fair value of stock options and other equity-based compensation granted to employees within the consolidated income statement using a fair-value-based method. The fair values of stock and stock unit awards, including performance stock unit awards and director awards, are based on the price of the Corporation's stock on the date of grant. The fair value of stock options is estimated on the date of grant using the Black-Scholes option pricing model. The model utilizes weighted-average assumptions regarding the period of time that options granted are expected to be outstanding (expected term) based primarily on the historical exercise behavior attributable to previous option grants, the estimated yield from dividends paid on the Corporation's stock over the expected term of the options, the expected volatility of Northern Trust's stock price over a period equal to the expected term of the options, and a risk free interest rate based on the U.S. Treasury yield curve at the time of grant for a period equal to the expected term of the options granted.

Compensation expense for share-based award grants with terms that provide for a graded vesting schedule, whereby portions of the award vest in increments over the requisite service period, are recognized on a straight-line basis over the requisite service period for the entire award. Northern Trust does not include an estimate of future forfeitures in its recognition of share-based compensation as historical forfeitures have not been significant. Share-based compensation is adjusted based on forfeitures as they occur. Dividend equivalents are paid on stock units on a current basis prior to vesting and distribution. Cash flows resulting from the realization of tax deductions from the exercise of stock options in excess of the compensation cost recognized (excess tax benefits) are classified as financing cash flows.

U. Net Income Per Common Share. Basic net income per common share is computed by dividing net income/loss applicable to common stock by the weighted average number of common shares outstanding during each period. Diluted net income per common share is computed by dividing net income applicable to common stock and potential common shares by the aggregate of the weighted average number of common shares outstanding during the period and common share equivalents calculated for stock options and restricted stock outstanding using the treasury stock method. In a period of a net loss, diluted net income per common share is calculated in the same manner as basic net income per common share.

Northern Trust has issued certain restricted stock awards, which are unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents. These restricted shares are considered participating securities. Accordingly, Northern Trust calculates net income applicable to common stock using the two-class method, whereby net income is allocated between common stock and participating securities.

Note 2 – Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-11, "Disclosures about Offsetting Assets and Liabilities". The ASU requires disclosure of information about offsetting and related arrangements to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The provisions of the ASU are effective for annual reporting periods beginning on or after January 1, 2013. The adoption of this ASU by Northern Trust, effective January 1, 2013, will result in additional disclosures, but is not expected to have an impact on its consolidated financial position or results of operations.

In December 2011, the FASB issued ASU No. 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05". The ASU indefinitely defers the provisions of ASU No. 2011-05, "Presentation of Comprehensive Income" (ASU 2011-05) which require reclassification adjustments out of accumulated other comprehensive income to be presented in the consolidated statement of income. The provisions of the ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, concurrently with the provisions of ASU 201.51-05. Since this ASU addresses financial statement presentation only, its adoption will not impact Northern Trust's consolidated financial position or results of operations.

Note 3 – Fair Value Measurements

Fair value under GAAP is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair Value Hierarchy. The following describes the hierarchy of valuation inputs (Levels 1, 2, and 3) used to measure fair value and the primary valuation methodologies used by Northern Trust for financial instruments measured at fair value on a recurring basis. Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. GAAP requires an entity measuring fair value to maximize the use of observable inputs and minimize the use of unobservable inputs and establishes a fair value hierarchy of inputs. Financial instruments are categorized within the hierarchy based on the lowest level input that is significant to their valuation.

Level 1 – Quoted, active market prices for identical assets or liabilities. Northern Trust's Level 1 assets and liabilities include available for sale investments in U.S. treasury securities and U.S. treasury securities held to fund employee benefit and deferred compensation obligations.

Level 2 – Observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. Northern Trust's Level 2 assets include available for sale and trading account securities. Their fair values are determined by external pricing vendors.

Level 2 assets and liabilities also include derivative contracts which are valued using widely accepted income-based models that incorporate inputs readily observable in actively quoted markets and reflect the contractual terms of the contracts. Observable inputs include foreign exchange rates and interest rates for foreign exchange contracts; credit spreads, default probabilities, and recovery rates for credit default swap contracts; interest rates for interest rate swap contracts and forward contracts; and interest rates and volatility inputs for interest rate option contracts. Northern Trust evaluates the impact of counterparty credit risk and its own credit risk on the valuation of its derivative instruments. Factors considered include the likelihood of default by Northern Trust and its counterparties, the remaining maturities of the instruments, net exposures after giving effect to master netting agreements, available collateral, and other credit enhancements in determining the appropriate fair value of derivative instruments. The resulting valuation adjustments have not been considered material. Level 2 other assets represent investments in mutual and collective trust funds held to fund employee benefit and deferred compensation obligations. These investments are valued at the funds' net asset values based on a market approach.

Level 3 – Valuation techniques in which one or more significant inputs are unobservable in the marketplace. Northern Trust's Level 3 assets consist of auction rate securities. To estimate their fair value, Northern Trust developed an internal income-based model. The lack of activity in the auction rate security market has resulted in a lack of observable market inputs to incorporate within the model. Therefore, significant inputs to the model include Northern Trust's own assumptions about future cash flows and appropriate discount rates, both adjusted for credit and liquidity factors. In developing these assumptions, Northern Trust incorporated the contractual terms of the securities, the types of collateral, any credit enhancements available, and relevant market data, where available. Level 3 liabilities include acquisition related contingent purchase considerations and indemnification obligations related to litigation involving Visa Inc. (Visa), discussed in further detail in Note 25 – Contingent Liabilities, and standby letters of credit, discussed in Note 27 – Off-Balance Sheet Financial Instruments. The fair value of contingent purchase consideration liabilities is determined using an income-based (discounted cash flow) model that incorporates Northern Trust's own assumptions about future cash flows and appropriate discount rates. The fair value of the net estimated liability for Visa related indemnifications is based on a market approach, but requires management to exercise significant judgment given the limited number of market transactions involving identical or comparable liabilities. Northern Trust's recorded liability for standby letters of credit, reflecting the obligation it has undertaken, is measured as the amount of unamortized fees on these instruments.

Northern Trust believes its valuation methods for its assets and liabilities carried at fair value are appropriate; however, the use of different methodologies or assumptions, particularly as applied to Level 3 assets and liabilities, could have a material effect on the computation of their estimated fair values.

The following presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010, segregated by fair value hierarchy level.

DECEMBER 31, 2011					
(In Millions)	LEVEL 1	LEVEL 2	LEVEL 3	NETTING *	ASSETS/ LIABILITIES AT FAIR VALUE
Securities					
Available for Sale					
U.S. Government	$4,029.4	$ -	$ -	$ -	$ 4,029.4
Obligations of States and Political Subdivisions	-	15.8	-	-	15.8
Government Sponsored Agency	-	16,771.4	-	-	16,771.4
Corporate Debt	-	2,676.7	-	-	2,676.7
Non-U.S. Government	-	173.7	-	-	173.7
Residential Mortgage-Backed	-	163.8	-	-	163.8
Other Asset-Backed	-	1,604.8	-	-	1,604.8
Certificates of Deposit	-	2,418.1	-	-	2,418.1
Auction Rate	-	-	178.3	-	178.3
Other	-	2,160.5	-	-	2,160.5
Total	4,029.4	25,984.8	178.3	-	30,192.5
Trading Account	-	8.0	-	-	8.0
Total	4,029.4	25,992.8	178.3	-	30,200.5
Other Assets					
Derivatives					
Foreign Exchange Contracts	-	3,087.3	-	-	3,087.3
Interest Rate Swaps	-	338.3	-	-	338.3
Credit Default Swaps	-	.7	-	-	.7
Total	-	3,426.3	-	(2,243.7)	1,182.6
All Other	71.4	35.1	-	-	106.5
Total	71.4	3,461.4	-	(2,243.7)	1,289.1
Total Assets at Fair Value	4,100.8	29,454.2	178.3	(2,243.7)	31,489.6
Other Liabilities					
Derivatives					
Foreign Exchange Contracts	-	2,991.6	-	-	2,991.6
Interest Rate Swaps	-	231.9	-	-	231.9
Credit Default Swaps	-	.1	-	-	.1
Total	-	3,223.6	-	(2,281.0)	942.6
All Other	-	-	100.6	-	100.6
Total Liabilities at Fair Value	$ -	$ 3,223.6	$100.6	$(2,281.0)	$ 1,043.2

* *Northern Trust has elected to net derivative assets and liabilities when legally enforceable master netting agreements exist between Northern Trust and the counterparty. As of December 31, 2011, derivative assets and liabilities shown above also include reductions of $220.1 million and $257.4 million, respectively, as a result of cash collateral received from and deposited with derivative counterparties.*

			DECEMBER 31, 2010		
(In Millions)	LEVEL 1	LEVEL 2	LEVEL 3	NETTING *	ASSETS/ LIABILITIES AT FAIR VALUE
Securities					
Available for Sale					
U.S. Government	$658.4	$ –	$ –	$ –	$ 658.4
Obligations of States and Political Subdivisions	–	36.3	–	–	36.3
Government Sponsored Agency	–	11,970.7	–	–	11,970.7
Corporate Debt	–	2,554.0	–	–	2,554.0
Non-U.S. Government	–	440.6	–	–	440.6
Residential Mortgage-Backed	–	254.6	–	–	254.6
Other Asset-Backed	–	1,605.7	–	–	1,605.7
Certificates of Deposit	–	1,402.5	–	–	1,402.5
Auction Rate	–	–	367.8	–	367.8
Other	–	611.3	–	–	611.3
Total	658.4	18,875.7	367.8	–	19,901.9
Trading Account	–	6.8	–	–	6.8
Total	658.4	18,882.5	367.8	–	19,908.7
Other Assets					
Derivatives					
Foreign Exchange Contracts	–	5,792.8	–	–	5,792.8
Interest Rate Swaps	–	285.8	–	–	285.8
Interest Rate Options	–	.1	–	–	.1
Forward Contracts	–	.5	–	–	.5
Total	–	6,079.2	–	(4,770.9)	1,308.3
All Other	65.9	37.4	–	–	103.3
Total	65.9	6,116.6	–	(4,770.9)	1,411.6
Total Assets at Fair Value	724.3	24,999.1	367.8	(4,770.9)	21,320.3
Other Liabilities					
Derivatives					
Foreign Exchange Contracts	–	5,781.3	–	–	5,781.3
Interest Rate Swaps	–	163.7	–	–	163.7
Interest Rate Options	–	.1	–	–	.1
Credit Default Swaps	–	2.8	–	–	2.8
Forward Contracts	–	.2	–	–	.2
Total	–	5,948.1	–	(4,106.4)	1,841.7
All Other	–	–	58.6	–	58.6
Total Liabilities at Fair Value	$ –	$ 5,948.1	$ 58.6	$(4,106.4)	$ 1,900.3

* *Northern Trust has elected to net derivative assets and liabilities when legally enforceable master netting agreements exist between Northern Trust and the counterparty. As of December 31, 2010, derivative assets and liabilities shown above also include reductions of $2,952.7 million and $2,288.2 million, respectively, as a result of cash collateral received from and deposited with derivative counterparties.*

The following presents the changes in Level 3 assets for the years ended December 31, 2011 and 2010.

	AUCTION RATE SECURITIES	
(In Millions)	**2011**	2010
Fair Value at January 1	**$ 367.8**	$427.7
Total Realized and Unrealized		
Losses (Gains) Included in Earnings	**(10.7)**	(3.7)
Gains (Losses) Included in Other Comprehensive Income	**(19.0)**	(7.2)
Purchases, Issuances, Sales, and Settlements		
Sales	**(1.5)**	(.3)
Settlements	**(158.3)**	(48.7)
Fair Value at December 31	**$ 178.3**	$367.8

As of December 31, 2011 and 2010, auction rate securities had a net unrealized loss of $8.2 million ($5.1 million net of tax) and a net unrealized gain of $10.8 million ($6.8 million net of tax), respectively. Realized gains of $10.7 million in 2011 include $10.6 million from redemptions by issuers and $.1 million from sales of securities. Realized gains of $3.7 million in 2010 include $3.4 million from redemptions by issuers and $.3 million from sales of securities. Gains on redemptions and sales are included in interest income and investment security gains (losses), net, respectively, within the consolidated statement of income.

The following presents the changes in Level 3 liabilities for the years ended December 31, 2011 and 2010.

	OTHER LIABILITIES	
(In Millions)	**2011**	2010
Fair Value at January 1	**$ 58.6**	$ 94.4
Total Realized and Unrealized (Gains) Losses		
Included in Earnings	**(.6)**	(4.5)
Included in Other Comprehensive Income	**–**	–
Purchases, Issuances, Sales, and Settlements		
Issuances	**68.4**	3.4
Settlements	**(25.8)**	(34.7)
Fair Value at December 31	**100.6**	$ 58.6
Unrealized Gains (Losses) Included in Earnings Related to Financial Instruments Held at December 31	**$ –**	$ –

Balances include contingent purchase considerations and a net estimated liability for Visa related indemnifications (refer to Note 25) and standby letters of credit (refer to Note 27).

All realized and unrealized gains and losses related to Level 3 liabilities are included in other operating income or other operating expense with the exception of those related to the Visa indemnification liability, which have been presented separately in the consolidated statement of income. As of December 31, 2011, the Visa indemnification liability had been eliminated in its entirety.

Carrying values of assets and liabilities that are not measured at fair value on a recurring basis may be adjusted to fair value in periods subsequent to their initial recognition, for example, to record an impairment of an asset. GAAP requires entities to separately disclose these subsequent fair value measurements and to classify them under the fair value hierarchy.

The following provides information regarding those assets measured at fair value on a nonrecurring basis at December 31, 2011 and 2010, segregated by fair value hierarchy level.

(In Millions)	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL FAIR VALUE
December 31, 2011				
Loans (1)	**$ –**	**$ –**	**$64.3**	**$64.3**
Other Real Estate Owned (2)	**–**	**–**	**3.8**	**3.8**
Total Assets at Fair Value	**$ –**	**$ –**	**$68.1**	**$68.1**
December 31, 2010				
Loans (1)	$ –	$ –	$ 72.4	$ 72.4
Other Real Estate Owned (2)	–	–	13.5	13.5
Total Assets at Fair Value	$ –	$ –	$ 85.9	$ 85.9

(1) Northern Trust provided an additional $11.3 million and $22.5 million of specific allowances to reduce the fair value of these loans during the years ended December 31, 2011 and 2010, respectively.

(2) Northern Trust charged $1.5 million and $4.9 million through other operating expenses during the years ended December 31, 2011 and 2010, respectively, to reduce the fair values of these Other Real Estate Owned (OREO) properties.

The fair values of loan collateral and OREO properties were estimated using a market approach typically supported by third party appraisals, and were subject to adjustments to reflect management's judgment as to their realizable value.

Fair Value of Financial Instruments. GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate fair value. It excludes from this requirement nonfinancial assets and liabilities, as well as a wide range of franchise, relationship, and intangible values that add value to Northern Trust. Accordingly, the required fair value disclosures provide only a partial estimate of the fair value of Northern Trust. Financial instruments recorded at fair value on Northern Trust's consolidated balance sheet are discussed above. The following methods and assumptions were used in estimating the fair values of financial instruments that are not carried at fair value.

Held to Maturity Securities. The fair values of held to maturity securities were modeled by external pricing vendors or, in limited cases, modeled internally, using widely accepted models which are based on an income approach that incorporates current market yield curves and assumptions regarding anticipated prepayments and defaults.

Loans (excluding lease receivables). The fair value of the loan portfolio was estimated using a discounted cash flow methodology based on current market rates offered by Northern Trust as of the date of the consolidated financial statements. The fair values of all loans were adjusted to reflect current assessments of loan collectibility.

Federal Reserve and Federal Home Loan Bank Stock. The fair values of Federal Reserve and Federal Home Loan Bank stock are equal to their carrying values which represent redemption value.

Affordable Housing Investments. Affordable housing investments are valued at cost, which approximates fair value.

Savings Certificates and Other Time Deposits. The fair values of these instruments were estimated using an income approach (discounted cash flow) that incorporates market interest rates offered by Northern Trust.

Senior Notes, Subordinated Debt, and Floating Rate Capital Debt. Fair values were determined using a market approach based on quoted market prices, when available. If quoted market prices were not available, fair values were based on quoted market prices for comparable instruments.

Federal Home Loan Bank Borrowings. The fair values of these instruments were estimated using an income approach (discounted cash flow) that incorporates market interest rates available to Northern Trust.

Loan Commitments. The fair values of loan commitments represent the amount of unamortized fees on these instruments.

Financial Instruments Valued at Carrying Value. Due to their short maturity, the carrying values of certain financial instruments approximated their fair values. These financial instruments include cash and due from banks; federal funds sold and securities purchased under agreements to resell; interest-bearing deposits with banks; federal reserve deposits and other interest-bearing assets; client security settlement receivables; non-U.S. offices interest-bearing deposits; federal funds purchased; securities sold under agreements to repurchase; and other borrowings (includes term federal funds purchased and other short-term borrowings). As required by GAAP, the fair values required to be disclosed for demand, noninterest-bearing, savings, and money market deposits must equal the amounts disclosed in the consolidated balance sheet, even though such deposits are typically priced at a premium in banking industry consolidations.

The following table summarizes the fair values of financial instruments.

	DECEMBER 31			
	2011		2010	
(In Millions)	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
ASSETS				
Cash and Due from Banks	**$ 4,315.3**	**$ 4,315.3**	$ 2,818.0	$ 2,818.0
Federal Funds Sold and Resell Agreements	**121.3**	**121.3**	160.1	160.1
Interest-Bearing Deposits with Banks	**16,696.4**	**16,696.4**	15,351.3	15,351.3
Federal Reserve Deposits and Other Interest-Bearing	**13,448.6**	**13,448.6**	10,924.6	10,924.6
Securities				
Available for Sale	**30,192.5**	**30,192.5**	19,901.9	19,901.9
Held to Maturity	**799.2**	**817.1**	922.2	941.8
Trading Account	**8.0**	**8.0**	6.8	6.8
Loans (excluding Leases)				
Held for Investment	**27,782.7**	**27,913.7**	26,747.8	26,814.2
Held for Sale	**9.3**	**9.3**	2.2	2.2
Client Security Settlement Receivables	**778.3**	**778.3**	701.3	701.3
Other Assets				
Federal Reserve and Federal Home Loan Bank Stock	**172.9**	**172.9**	185.5	185.5
Affordable Housing Investments	**290.8**	**290.8**	265.4	265.4
All Other	**106.5**	**106.5**	103.3	103.3
LIABILITIES				
Deposits				
Demand, Noninterest-Bearing, Savings and Money Market	**43,751.2**	**43,751.2**	24,810.3	24,810.3
Savings Certificates and Other Time	**3,058.3**	**3,065.5**	3,913.0	3,929.7
Non-U.S. Offices Interest-Bearing	**35,868.0**	**35,868.0**	35,472.4	35,472.4
Federal Funds Purchased	**815.3**	**815.3**	3,691.7	3,691.7
Securities Sold under Agreements to Repurchase	**1,198.8**	**1,198.8**	954.4	954.4
Other Borrowings	**931.5**	**931.5**	347.7	347.7
Senior Notes	**2,126.7**	**2,197.3**	1,896.1	1,936.5
Long Term Debt (excluding Leases)				
Subordinated Debt	**1,033.4**	**1,040.0**	1,148.7	1,177.2
Federal Home Loan Bank Borrowings	**1,055.0**	**1,082.1**	1,532.5	1,613.5
Floating Rate Capital Debt	**276.9**	**211.6**	276.9	223.2
Other Liabilities				
Financial Guarantees	**43.8**	**43.8**	58.6	58.6
Contingent Consideration	**56.8**	**56.8**	—	—
Loan Commitments	**28.9**	**28.9**	32.4	32.4
DERIVATIVE INSTRUMENTS				
Asset/Liability Management				
Foreign Exchange Contracts				
Assets	**25.2**	**25.2**	44.9	44.9
Liabilities	**31.8**	**31.8**	51.4	51.4
Interest Rate Swaps				
Assets	**149.6**	**149.6**	134.6	134.6
Liabilities	**47.3**	**47.3**	15.3	15.3
Credit Default Swaps				
Assets	**.7**	**.7**	-	-
Liabilities	**.1**	**.1**	2.8	2.8
Forward Contracts				
Assets	**-**	**-**	.5	.5
Liabilities	**-**	**-**	.2	.2
Client-Related and Trading				
Foreign Exchange Contracts				
Assets	**3,062.1**	**3,062.1**	5,747.9	5,747.9
Liabilities	**2,959.8**	**2,959.8**	5,729.9	5,729.9
Interest Rate Swaps				
Assets	**188.7**	**188.7**	151.2	151.2
Liabilities	**184.6**	**184.6**	148.4	148.4
Interest Rate Option				
Assets	**-**	**-**	.1	.1
Liabilities	**-**	**-**	.1	.1

Note 4 – Securities

Securities Available for Sale. The following tables summarize the amortized cost, fair values, and remaining maturities of securities available for sale.

RECONCILIATION OF AMORTIZED COST TO FAIR VALUES OF SECURITIES AVAILABLE FOR SALE

	DECEMBER 31, 2011			
(In Millions)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government	**$ 3,965.9**	**$ 63.5**	**$ –**	**$ 4,029.4**
Obligations of States and Political Subdivisions	**14.9**	**.9**	**–**	**15.8**
Government Sponsored Agency	**16,702.6**	**86.1**	**17.3**	**16,771.4**
Corporate Debt	**2,677.7**	**4.7**	**5.7**	**2,676.7**
Non-U.S. Government Debt	**173.7**	**–**	**–**	**173.7**
Residential Mortgage-Backed	**196.1**	**–**	**32.3**	**163.8**
Other Asset-Backed	**1,606.8**	**1.3**	**3.3**	**1,604.8**
Certificates of Deposit	**2,418.2**	**.2**	**.3**	**2,418.1**
Auction Rate	**186.5**	**4.3**	**12.5**	**178.3**
Other	**2,150.2**	**12.8**	**2.5**	**2,160.5**
Total	**$30,092.6**	**$173.8**	**$73.9**	**$30,192.5**

	DECEMBER 31, 2010			
(In Millions)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government	$ 667.2	$ 1.0	$ 9.8	$ 658.4
Obligations of States and Political Subdivisions	35.4	.9	–	36.3
Government Sponsored Agency	11,937.0	47.0	13.3	11,970.7
Corporate Debt	2,547.7	7.8	1.5	2,554.0
Non-U.S. Government Debt	440.6	–	–	440.6
Residential Mortgage-Backed	308.0	.9	54.3	254.6
Other Asset-Backed	1,606.5	1.5	2.3	1,605.7
Certificates of Deposit	1,402.5	–	–	1,402.5
Auction Rate	357.0	14.2	3.4	367.8
Other	610.8	4.2	3.7	611.3
Total	$ 19,912.7	$ 77.5	$ 88.3	$ 19,901.9

REMAINING MATURITY OF SECURITIES AVAILABLE FOR SALE

	DECEMBER 31, 2011	
(In Millions)	AMORTIZED COST	FAIR VALUE
Due in One Year or Less	**$ 9,468.8**	**$ 9,469.6**
Due After One Year Through Five Years	**18,464.6**	**18,555.1**
Due After Five Years Through Ten Years	**1,326.7**	**1,333.7**
Due After Ten Years	**832.5**	**834.1**
Total	**$30,092.6**	**$30,192.5**

Mortgage-backed and asset-backed securities are included in the above table taking into account anticipated future prepayments.

Securities Held to Maturity. The following tables summarize the amortized cost, fair values and remaining maturities of securities held to maturity.

RECONCILIATION OF AMORTIZED COST TO FAIR VALUES OF SECURITIES HELD TO MATURITY

	DECEMBER 31, 2011			
(In Millions)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Obligations of States and Political Subdivisions	**$529.4**	**$24.6**	**$ .1**	**$553.9**
Government Sponsored Agency	**156.8**	**4.3**	**.1**	**161.0**
Other	**113.0**	**.1**	**10.9**	**102.2**
Total	**$799.2**	**$29.0**	**$11.1**	**$817.1**

	DECEMBER 31, 2010			
(In Millions)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Obligations of States and Political Subdivisions	$ 635.0	$ 26.2	$ .4	$ 660.8
Government Sponsored Agency	169.3	4.6	.2	173.7
Other	117.9	–	10.6	107.3
Total	$ 922.2	$ 30.8	$ 11.2	$ 941.8

REMAINING MATURITY OF SECURITIES HELD TO MATURITY

	DECEMBER 31, 2011	
(In Millions)	AMORTIZED COST	FAIR VALUE
Due in One Year or Less	**$199.5**	**$200.9**
Due After One Year Through Five Years	**355.4**	**365.5**
Due After Five Years Through Ten Years	**215.5**	**226.1**
Due After Ten Years	**28.8**	**24.6**
Total	**$799.2**	**$817.1**

Mortgage-backed and asset-backed securities are included in the above table taking into account anticipated future prepayments.

Investment Security Gains and Losses. Net investment security losses totaling $23.9 million, $20.4 million, and $23.4 million were recognized in 2011, 2010, and 2009, respectively, and included OTTI losses of $23.3 million, $21.2 million, and $26.7 million, respectively. There were $.6 million of other realized net security losses in 2011 and $.8 million and $3.3 million of realized net security gains in 2010 and 2009, respectively.

Securities with Unrealized Losses. The following tables provide information regarding securities that have been in a continuous unrealized loss position for less than 12 months, and for 12 months or longer, as of December 31, 2011 and December 31, 2010.

SECURITIES WITH UNREALIZED LOSSES AS OF DECEMBER 31, 2011

	LESS THAN 12 MONTHS		12 MONTHS OR LONGER		TOTAL	
(In Millions)	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
Obligations of States and Political Subdivisions	**$ 2.7**	**$ .1**	**$ –**	**$ –**	**$ 2.7**	**$ .1**
Government Sponsored Agency	**5,492.5**	**14.1**	**470.1**	**3.3**	**5,962.6**	**17.4**
Corporate Debt	**1,027.5**	**4.1**	**123.6**	**1.6**	**1,151.1**	**5.7**
Residential Mortgage-Backed	**4.7**	**.9**	**158.8**	**31.4**	**163.5**	**32.3**
Other Asset-Backed	**824.6**	**2.3**	**205.7**	**1.0**	**1,030.3**	**3.3**
Certificates of Deposit	**1,019.9**	**.3**	**–**	**–**	**1,019.9**	**.3**
Auction Rate	**61.0**	**7.3**	**52.6**	**5.2**	**113.6**	**12.5**
Other	**634.9**	**4.3**	**144.9**	**9.1**	**779.8**	**13.4**
Total	**$9,067.8**	**$33.4**	**$1,155.7**	**$51.6**	**$10,223.5**	**$85.0**

SECURITIES WITH UNREALIZED LOSSES AS OF DECEMBER 31, 2010

(In Millions)	LESS THAN 12 MONTHS FAIR VALUE	LESS THAN 12 MONTHS UNREALIZED LOSSES	12 MONTHS OR LONGER FAIR VALUE	12 MONTHS OR LONGER UNREALIZED LOSSES	TOTAL FAIR VALUE	TOTAL UNREALIZED LOSSES
U.S. Government	$ 492.9	$ 9.8	$ –	$ –	$ 492.9	$ 9.8
Obligations of States and Political Subdivisions	3.0	–	3.2	.4	6.2	.4
Government Sponsored Agency	980.7	11.0	328.7	2.5	1,309.4	13.5
Corporate Debt	930.6	1.1	475.2	.4	1,405.8	1.5
Residential Mortgage-Backed	–	–	248.8	54.3	248.8	54.3
Other Asset-Backed	513.5	2.2	27.0	.1	540.5	2.3
Auction Rate	77.6	3.3	.7	.1	78.3	3.4
Other	482.2	6.8	36.5	7.5	518.7	14.3
Total	$3,480.5	$34.2	$1,120.1	$65.3	$4,600.6	$99.5

As of December 31, 2011, 386 securities with a combined fair value of $10.2 billion were in an unrealized loss position, with their unrealized losses totaling $85.0 million. Unrealized losses on residential mortgage-backed securities totaling $32.3 million reflect the impact of credit and liquidity spreads on the valuations of 25 residential mortgage-backed securities, with $31.4 million having been in an unrealized loss position for more than 12 months. Residential mortgage-backed securities rated below double-A at December 31, 2011 represented 84% of the total fair value of residential mortgage-backed securities, were comprised primarily of sub-prime and Alt-A securities, and had a total amortized cost and fair value of $168.6 million and $137.4 million, respectively. Securities classified as "other asset-backed" at December 31, 2011 were predominantly floating rate with average lives less than 5 years, and 100% were rated triple-A.

Unrealized losses of $17.4 million related to government sponsored agency securities are primarily attributable to changes in market rates since their purchase. The majority of the $13.4 million of unrealized losses in securities classified as "other" at December 31, 2011 relate to securities which Northern Trust purchases for compliance with the Community Reinvestment Act (CRA). Unrealized losses on these CRA related other securities are attributable to their purchase at below market rates for the purpose of supporting institutions and programs that benefit low to moderate income communities within Northern Trust's market area. Unrealized losses of $12.5 million related to auction rate securities primarily reflect reduced market liquidity as a majority of auctions continue to fail preventing holders from liquidating their investments at par. Unrealized losses of $5.7 million within corporate debt securities primarily reflect widened credit spreads; 66% of the corporate debt portfolio is backed by guarantees provided by U.S. and non-U.S. governmental entities. The remaining unrealized losses on Northern Trust's securities portfolio as of December 31, 2011 are attributable to changes in overall market interest rates, increased credit spreads, or reduced market liquidity. As of December 31, 2011, Northern Trust does not intend to sell any investment in an unrealized loss position and it is not more likely than not that Northern Trust will be required to sell any such investment before recovery of its amortized cost basis, which may be maturity.

Security impairment reviews are conducted quarterly to identify and evaluate securities that have indications of possible OTTI. A determination as to whether a security's decline in market value is other-than-temporary takes into consideration numerous factors and the relative significance of any single factor can vary by security. Factors Northern Trust considers in determining whether impairment is other-than-temporary include, but are not limited to, the length of time which the security has been impaired; the severity of the impairment; the cause of the impairment and the financial condition and near-term prospects of the issuer; activity in the market of the issuer which may indicate adverse credit conditions; Northern Trust's intent regarding the sale of the security as of the balance sheet date; and the likelihood that it will not be required to sell the security for a period of time sufficient to allow for the recovery of the security's amortized cost basis. For each security meeting the requirements of Northern Trust's internal screening process, an extensive review is conducted to determine if OTTI has occurred.

While all securities are considered, the following describes Northern Trust's process for identifying credit impairment within non-agency residential mortgage-backed securities, the security type for which Northern Trust has previously recognized OTTI. To determine if an unrealized loss on a non-agency residential mortgage-backed security is other-than-temporary, economic models are used to perform cash flow analyses by developing multiple scenarios in order to create reasonable forecasts of the security's future performance using available data including servicers' loan charge off patterns, prepayment speeds, annualized default rates, each security's current delinquency pipeline, the delinquency pipeline's growth rate, the roll rate from delinquency to default, loan loss severities and historical performance of like collateral, along with Northern Trust's outlook for the housing market and the overall economy. If the present value of future cash flows projected as a result of this analysis is less than the current amortized cost of the security, a credit-related OTTI loss is recorded to earnings equal to the difference between the two amounts.

Expected losses on non-agency residential mortgage-backed securities are influenced by a number of factors, including but not limited to, U.S. economic and housing market performance, security credit enhancement level, insurance coverage, year of origination, and type of collateral.

The factors used in developing the expected loss on non-agency residential mortgage-backed securities vary by year of origination and type of collateral. As of December 31, 2011, the expected losses on subprime, Alt-A, prime and 2nd lien collateral portfolios were developed using default roll rates, determined primarily by the stage of delinquency of the underlying instrument, that generally assumed ultimate default rates approximating 5% to 30% for current loans; 30% for loans 30 to 60 days delinquent; 80% for loans 60 to 90 days delinquent; 90% for loans delinquent greater than 90 days; and 100% for OREO properties and loans that are in foreclosure.

Information regarding amortized cost, weighted average ultimate default rates, and loss severity rates for the December 31, 2011 non-agency residential mortgage-backed securities portfolio, by security type, are provided in the following table.

	DECEMBER 31, 2011				
			LOSS SEVERITY RATES		
(In Millions)	AMORTIZED COST	WEIGHTED AVERAGE ULTIMATE DEFAULT RATES	LOW	HIGH	WEIGHTED AVERAGE
Prime	**$ 24.0**	**14.7%**	**38.6%**	**66.0%**	**51.1%**
Alt-A	**32.9**	**41.9**	**54.3**	**70.6**	**68.2**
Subprime	**105.2**	**51.7**	**67.1**	**85.4**	**73.3**
2nd Lien	**34.0**	**33.8**	**98.7**	**100.0**	**99.4**
Total Non-Agency Residential Mortgage-Backed Securities	**$196.1**	**42.2%**	**38.6%**	**100.0%**	**74.2%**

During the year ended December 31, 2011, performance metrics specific to Alt-A and subprime loans remained weak resulting in the recognition of OTTI losses on non-agency residential mortgage-backed securities totaling $23.3 million. OTTI losses totaled $21.2 million for the year ended December 31, 2010 and $26.7 million for the year ended December 31, 2009.

Credit Losses on Debt Securities. The table below provides information regarding total other-than-temporarily impaired securities, including noncredit-related amounts recognized in other comprehensive income and net impairment losses recognized in earnings, for the years ended December 31, 2011, 2010 and 2009.

	DECEMBER 31,		
(In Millions)	**2011**	2010	2009
Changes in Other-Than-Temporary Impairment Losses*	**$ (1.1)**	$ (.8)	$(93.4)
Noncredit-related Losses Reclassified from OCI**	**$(22.2)**	(20.4)	66.7
Net Impairment Losses Recognized in Earnings	**$(23.3)**	(21.2)	(26.7)

* *For initial other-than-temporary impairments in the respective year, the balance includes the excess of the amortized cost over the fair value of the impaired securities. For subsequent impairments of the same security, the balance includes any additional changes in fair value of the security subsequent to its most recently recorded OTTI.*

** *For initial other-than-temporary impairments in the respective year, the balance includes the portion of the excess of amortized cost over the fair value of the impaired securities that was recorded in OCI. For subsequent impairments of the same security, the balance includes additional changes in OCI for that security subsequent to its most recently recorded OTTI.*

Provided in the table below are the cumulative credit-related losses recognized in earnings on debt securities other-than-temporarily impaired.

($ In Millions)	YEAR ENDED DECEMBER 31, 2011	2010
Cumulative Credit-Related Losses on Securities Held – Beginning of Year	**$ 94.2**	$73.0
Plus: Losses on Newly Identified Impairments	**1.5**	3.3
Additional Losses on Previously Identified Impairments	**21.8**	17.9
Less: Losses on Securities Sold During the Year	**(49.3)**	–
Cumulative Credit-Related Losses on Securities Held – End of Year	**$ 68.2**	$94.2

The table below provides information regarding debt securities held as of December 31, 2011 and 2010, for which an OTTI loss had been recognized in the years presented or previously.

(In Millions)	DECEMBER 31, 2011	2010
Fair Value	**$ 73.6**	$ 79.9
Amortized Cost Basis	**96.8**	113.3
Noncredit-related Losses Recognized in OCI	**(23.2)**	(33.4)
Tax Effect	**8.6**	12.2
Amount Recognized in OCI	**$(14.6)**	$ (21.2)

Note 5 – Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at the amounts at which the securities were acquired or sold plus accrued interest. To minimize any potential credit risk associated with these transactions, the fair value of the securities purchased or sold is monitored, limits are set on exposure with counterparties, and the financial condition of counterparties is regularly assessed. It is Northern Trust's policy to take possession of securities purchased under agreements to resell.

The following tables summarize information related to securities purchased under agreements to resell and securities sold under agreements to repurchase.

SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

($ In Millions)	DECEMBER 31 2011	2010
Balance at December 31	**$ 74.7**	$152.1
Average Balance During the Year	**246.3**	277.3
Average Interest Rate Earned During the Year	**.07%**	.17%
Maximum Month-End Balance During the Year	**424.2**	578.0

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

($ In Millions)	DECEMBER 31 2011	2010
Balance at December 31	**$1,198.8**	$954.4
Average Balance During the Year	**815.8**	626.8
Average Interest Rate Paid During the Year	**.08%**	.17%
Maximum Month-End Balance During the Year	**1,479.3**	954.4

Note 6 – Loans and Leases

Amounts outstanding for loans and leases, by segment and class, are shown below.

(In Millions)	DECEMBER 31 2011	2010
Commercial		
Commercial and Institutional	**$ 6,918.7**	$ 5,914.5
Commercial Real Estate	**2,981.7**	3,242.4
Lease Financing, net	**978.8**	1,063.7
Non-U.S.	**1,057.5**	1,046.2
Other	**417.6**	346.6
Total Commercial	**12,354.3**	11,613.4
Personal		
Residential Real Estate	**10,708.9**	10,854.9
Private Client	**5,651.4**	5,423.7
Other	**349.3**	240.0
Total Personal	**16,709.6**	16,518.6
Total Loans and Leases	**$29,063.9**	$28,132.0
Allowance for Credit Losses Assigned to Loans and Leases	**(294.8)**	(319.6)
Net Loans and Leases	**$28,769.1**	$27,812.4

Included within the non-U.S., commercial-other, and personal-other classes are short duration advances, primarily related to the processing of custodied client investments, that totaled $1.6 billion and $1.4 billion at December 31, 2011 and 2010, respectively. Demand deposits reclassified as loan balances totaled $191.6 million and $76.6 million at December 31, 2011 and 2010, respectively. Loans classified as held for sale totaled $9.3 million at December 31, 2011 and $2.2 million at December 31, 2010.

The components of the net investment in direct finance and leveraged leases are as follows:

	DECEMBER 31	
(In Millions)	2011	2010
Direct Finance Leases:		
Lease Receivable	**$ 156.3**	$ 148.4
Residual Value	**149.2**	176.1
Initial Direct Costs	**2.9**	1.8
Unearned Income	**(44.1)**	(44.9)
Investment in Direct Finance Leases	**$ 264.3**	$ 281.4
Leveraged Leases:		
Net Rental Receivable	**326.0**	353.0
Residual Value	**622.7**	743.8
Unearned Income	**(234.2)**	(314.5)
Investment in Leveraged Leases	**$ 714.5**	$ 782.3
Lease Financing, net	**$ 978.8**	$1,063.7

The following schedule reflects the future minimum lease payments to be received over the next five years under direct finance leases:

(In Millions)	FUTURE MINIMUM LEASE PAYMENTS
2012	$33.9
2013	28.9
2014	25.1
2015	21.4
2016	15.6

Credit Quality Indicators. Credit quality indicators are statistics, measurements or other metrics that provide information regarding the relative credit risk of loans and leases. Northern Trust utilizes a variety of credit quality indicators to assess the credit risk of loans and leases at the segment, class, and individual credit exposure levels.

As part of its credit process, Northern Trust utilizes an internal borrower risk rating system to support identification, approval, and monitoring of credit risk. Borrower risk ratings are used in credit underwriting, management reporting, and the calculation of credit loss allowances and economic capital.

Risk ratings are used for ranking the credit risk of borrowers and the probability of their default. Each borrower is rated using one of a number of ratings models that consider both quantitative and qualitative factors. The ratings models vary among classes of loans and leases in order to capture the unique risk characteristics inherent within each particular type of credit exposure. Provided below are the more significant performance indicator attributes considered within Northern Trust's borrower rating models, by loan and lease class.

- Commercial and Institutional: leverage, profit margin, liquidity, return on assets, asset size, and capital levels;
- Commercial Real Estate: debt service coverage, leasing status, loan-to-value, loan-to-cost, and guarantor support;
- Lease Financing and Commercial-Other: leverage and profit margin levels;
- Non-U.S.: entity type, liquidity, size, and leverage;
- Residential Real Estate: payment history and cash flow-to-debt and net worth ratios;
- Private Client: cash flow-to-debt, net worth, and leverage; and
- Personal-Other: cash flow-to-debt and net worth ratios.

While the criteria vary by model, the objective is for borrower ratings to be consistent in both the measurement and ranking of risk. Each model is calibrated to a master rating scale to support this consistency. Ratings for borrowers not in default range from "1" for the strongest credits to "7" for the weakest non-defaulted credits. Ratings of "8" or "9" are used for defaulted borrowers. Borrower risk ratings are monitored and are revised when events or circumstances indicate a change is warranted. Risk ratings are validated at least annually.

Loan and lease segment and class balances at December 31, 2011 and December 31, 2010 are provided below, segregated by borrower ratings into "1 to 3", "4 to 5", and "6 to 9"(watch list), categories.

	DECEMBER 31, 2011				DECEMBER 31, 2010			
(In Millions)	1 TO 3 CATEGORY	4 TO 5 CATEGORY	6 TO 9 CATEGORY (WATCH LIST)	TOTAL	1 TO 3 CATEGORY	4 TO 5 CATEGORY	6 TO 9 CATEGORY (WATCH LIST)	TOTAL
Commercial								
Commercial and Institutional	**$ 3,681.8**	**$ 3,029.1**	**$207.8**	**$ 6,918.7**	$ 2,821.5	$ 2,849.8	$ 243.2	$ 5,914.5
Commercial Real Estate	**1,247.1**	**1,467.2**	**267.4**	**2,981.7**	1,232.8	1,594.3	415.3	3,242.4
Lease Financing, net	**547.7**	**422.3**	**8.8**	**978.8**	571.6	473.0	19.1	1,063.7
Non-U.S.	**519.0**	**527.3**	**11.2**	**1,057.5**	430.0	596.5	19.7	1,046.2
Other	**241.4**	**176.2**	**-**	**417.6**	209.5	137.1	–	346.6
Total Commercial	**6,237.0**	**5,622.1**	**495.2**	**12,354.3**	5,265.4	5,650.7	697.3	11,613.4
Personal								
Residential Real Estate	**2,777.1**	**7,501.0**	**430.8**	**10,708.9**	2,896.0	7,586.9	372.0	10,854.9
Private Client	**3,390.6**	**2,245.9**	**14.9**	**5,651.4**	3,326.5	2,064.1	33.1	5,423.7
Other	**162.3**	**187.0**	**-**	**349.3**	78.1	161.9	–	240.0
Total Personal	**6,330.0**	**9,933.9**	**445.7**	**16,709.6**	6,300.6	9,812.9	405.1	16,518.6
Total Loans and Leases	**$12,567.0**	**$15,556.0**	**$940.9**	**$29,063.9**	$11,566.0	$15,463.6	$1,102.4	$28,132.0

Loans and leases in the "1 to 3" category are expected to exhibit minimal to modest probabilities of default and are characterized by borrowers having the strongest financial qualities, including above average financial flexibility, cash flows and capital levels. Borrowers assigned these ratings are anticipated to experience very little to moderate financial pressure in adverse down cycle scenarios.

Loans and leases in the "4 to 5" category are expected to exhibit moderate to acceptable probabilities of default and are characterized by borrowers with less financial flexibility than those in the "1 to 3" category. Cash flows and capital levels are generally sufficient to allow for borrowers to meet current requirements, but have reduced cushion in adverse down cycle scenarios.

Loans and leases in the watch list category have elevated credit risk profiles that are monitored through internal watch lists, and consist of credits with borrower ratings of "6 to 9". These credits, which include all nonperforming loans and leases, are expected to exhibit minimally acceptable probabilities of default, elevated risk of default, or are currently in default. Borrowers associated with these risk profiles that are not currently in default have limited financial flexibility. Cash flows and capital levels range from acceptable to potentially insufficient to meet current requirements, particularly in adverse down cycle scenarios.

The following tables provide balances and delinquency status of performing and nonperforming loans and leases by segment and class, as well as the total other real estate owned and nonperforming asset balances, as of December 31, 2011 and December 31, 2010.

(In Millions)	CURRENT	30 – 59 DAYS PAST DUE	60 – 89 DAYS PAST DUE	90 DAYS OR MORE PAST DUE	TOTAL PERFORMING	NONPERFORMING	TOTAL LOANS AND LEASES
DECEMBER 31, 2011							
Commercial							
Commercial and Institutional	**$ 6,869.2**	**$ 15.0**	**$ 2.7**	**$ .5**	**$ 6,887.4**	**$ 31.3**	**$ 6,918.7**
Commercial Real Estate	**2,878.2**	**10.8**	**10.3**	**2.9**	**2,902.2**	**79.5**	**2,981.7**
Lease Financing, net	**978.8**	**–**	**–**	**–**	**978.8**	**–**	**978.8**
Non-U.S.	**1,057.5**	**–**	**–**	**–**	**1,057.5**	**–**	**1,057.5**
Other	**417.6**	**–**	**–**	**–**	**417.6**	**–**	**417.6**
Total Commercial	**12,201.3**	**25.8**	**13.0**	**3.4**	**12,243.5**	**110.8**	**12,354.3**
Personal							
Residential Real Estate	**10,428.0**	**67.7**	**27.6**	**8.0**	**10,531.3**	**177.6**	**10,708.9**
Private Client	**5,623.0**	**15.7**	**5.7**	**1.7**	**5,646.1**	**5.3**	**5,651.4**
Other	**349.3**	**–**	**–**	**–**	**349.3**	**–**	**349.3**
Total Personal	**16,400.3**	**83.4**	**33.3**	**9.7**	**16,526.7**	**182.9**	**16,709.6**
Total Loans and Leases	**$28,601.6**	**$109.2**	**$46.3**	**$13.1**	**$28,770.2**	**$293.7**	**$29,063.9**
					Total Other Real Estate Owned	**$ 21.2**	
					Total Nonperforming Assets	**$314.9**	

(In Millions)	CURRENT	30 – 59 DAYS PAST DUE	60 – 89 DAYS PAST DUE	90 DAYS OR MORE PAST DUE	TOTAL PERFORMING	NONPERFORMING	TOTAL LOANS AND LEASES
DECEMBER 31, 2010							
Commercial							
Commercial and Institutional	$ 5,831.2	$ 16.3	$ 8.2	$ .8	$ 5,856.5	$ 58.0	$ 5,914.5
Commercial Real Estate	3,076.7	24.2	15.7	9.4	3,126.0	116.4	3,242.4
Lease Financing, net	1,063.7	–	–	–	1,063.7	–	1,063.7
Non-U.S.	1,046.2	–	–	–	1,046.2	–	1,046.2
Other	346.6	–	–	–	346.6	–	346.6
Total Commercial	11,364.4	40.5	23.9	10.2	11,439.0	174.4	11,613.4
Personal							
Residential Real Estate	10,607.4	76.1	17.2	.9	10,701.6	153.3	10,854.9
Private Client	5,367.8	35.7	13.0	1.9	5,418.4	5.3	5,423.7
Other	240.0	–	–	–	240.0	–	240.0
Total Personal	16,215.2	111.8	30.2	2.8	16,360.0	158.6	16,518.6
Total Loans and Leases	$27,579.6	$152.3	$54.1	$13.0	$27,799.0	$333.0	$28,132.0
					Total Other Real Estate Owned	$ 45.5	
					Total Nonperforming Assets	$378.5	

The following tables provide information related to impaired loans by segment and class.

(In Millions)	AS OF DECEMBER 31, 2011 RECORDED INVESTMENT	UNPAID PRINCIPAL BALANCE	SPECIFIC ALLOWANCE	AS OF DECEMBER 31, 2010 RECORDED INVESTMENT	UNPAID PRINCIPAL BALANCE	SPECIFIC ALLOWANCE
With no related specific allowance:						
Commercial and Institutional	**$ 21.4**	**$ 24.0**	**$ -**	$ 17.9	$ 26.1	$ –
Commercial Real Estate	**46.5**	**68.0**	**-**	43.7	62.4	–
Residential Real Estate	**134.4**	**162.6**	**-**	111.9	138.1	–
Private Client	**1.6**	**1.9**	**-**	3.7	3.9	–
With a related specific allowance:						
Commercial and Institutional	**11.9**	**20.5**	**8.8**	41.7	47.8	19.8
Commercial Real Estate	**41.4**	**50.1**	**14.1**	77.2	88.9	29.5
Residential Real Estate	**18.9**	**26.2**	**8.9**	5.1	5.1	2.4
Private Client	**3.3**	**3.6**	**1.0**	–	–	–
Total:						
Commercial	**121.2**	**162.6**	**22.9**	180.5	225.2	49.3
Personal	**158.2**	**194.3**	**9.9**	120.7	147.1	2.4
Total	**$279.4**	**$356.9**	**$32.8**	$301.2	$372.3	$51.7

(In Millions)	YEAR ENDED DECEMBER 31, 2011 AVERAGE RECORDED INVESTMENT	INTEREST INCOME RECOGNIZED
With no related specific allowance:		
Commercial and Institutional	**$ 18.3**	**$ .1**
Commercial Real Estate	**33.0**	**.5**
Residential Real Estate	**111.8**	**2.1**
Private Client	**2.2**	**-**
With a related specific allowance:		
Commercial and Institutional	**23.6**	**-**
Commercial Real Estate	**59.8**	**-**
Residential Real Estate	**9.7**	**-**
Private Client	**2.0**	**-**
Total:		
Commercial	**134.7**	**.6**
Personal	**125.7**	**2.1**
Total	**$260.4**	**$2.7**

Note: Average recorded investments in impaired loans are calculated as the average of the month-end impaired loan balances for the period.

Interest income that would have been recorded on nonperforming loans in accordance with their original terms totaled approximately $15.4 million in 2011, $16.0 million in 2010, and $8.0 million in 2009.

The average recorded investment in impaired loans was $253.8 million for the year ended December 31, 2010.

There were $9.7 million and $16.3 million of unfunded loan commitments and standby letters of credit at December 31, 2011 and 2010, respectively, issued to borrowers whose loans were classified as nonperforming or impaired.

Troubled Debt Restructurings. As of December 31, 2011 and December 31, 2010, there were $72.2 million and $33.4 million, respectively, of nonperforming TDRs and $41.1 million and $22.9 million, respectively, of performing TDRs, included within impaired loans.

The following table provides, by segment and class, the number of loans and leases modified in TDRs during the year ended December 31, 2011, and their total recorded investments and unpaid principal balances as of December 31, 2011.

($ In Millions)	NUMBER OF LOANS AND LEASES	RECORDED INVESTMENT	UNPAID PRINCIPAL BALANCE
Commercial			
Commercial and Institutional	**6**	**$10.4**	**$12.1**
Commercial Real Estate	**16**	**34.0**	**42.6**
Total Commercial	**22**	**44.4**	**54.7**
Personal			
Residential Real Estate	**148**	**32.6**	**40.4**
Private Client	**1**	**-**	**-**
Total Personal	**149**	**32.6**	**40.4**
Total Loans and Leases	**171**	**$77.0**	**$95.1**

Note: Period end balances reflect all paydowns and charge-offs during the year.

TDR modifications primarily involve interest rate concessions, extensions of term, deferrals of principal, and other modifications. Other modifications typically reflect other nonstandard terms which Northern Trust would not offer to non-troubled borrowers. During the year ended December 31, 2011, TDR modifications of loans within the commercial and institutional class were primarily interest rate concessions, deferrals of principal and other modifications; modifications of commercial real estate loans were primarily interest rate concessions, extensions of term and other modifications; and modifications of residential real estate loans were primarily interest rate concessions, deferrals of principal and extensions of term.

The following table provides, by segment and class, the number of loans and leases modified in troubled debt restructurings during the previous 12 months which subsequently became nonperforming during the year ended December 31, 2011 as well as their total recorded investments and unpaid principal balances as of December 31, 2011.

($ In Millions)	NUMBER OF LOANS AND LEASES	RECORDED INVESTMENT	UNPAID PRINCIPAL BALANCE
Commercial			
Commercial and Institutional	1	$ -	$ .4
Total Commercial	1	-	.4
Personal			
Residential Real Estate	8	2.1	2.6
Private Client	1	.8	1.1
Total Personal	9	2.9	3.7
Total Loans and Leases	10	$2.9	$4.1

Note: Period end balances reflect all paydowns and charge-offs during the year.

All loans and leases modified in TDRs are evaluated for impairment. The nature and extent of impairment of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance for credit losses.

Note 7 – Allowance for Credit Losses

The allowance for credit losses, which represents management's estimate of probable losses related to specific borrower relationships and inherent in the loan and lease portfolios, unfunded commitments, and standby letters of credit, is determined by management through a disciplined credit review process. Northern Trust's accounting policies related to the estimation of the allowance for credit losses and the charging off of loans, leases and other extensions of credit deemed uncollectible are consistent across both loan and lease segments.

Northern Trust's Loan Loss Allowance Committee assesses a common set of qualitative factors in establishing the inherent portion of the allowance for credit losses. The risk characteristics underlying these qualitative factors, and management's assessments as to the relative importance of a qualitative factor, can vary between loan segments and between classes within loan segments. Factors evaluated include those related to external matters, such as economic conditions and changes in collateral value, and those related to internal matters, such as changes in asset quality metrics and loan review activities. Risk characteristics such as portfolio delinquencies, percentage of portfolio on the watch list and on nonperforming status, and average borrower ratings are also assessed in the determination of the inherent allowance.

Loan-to-value levels are considered for collateral-secured loans and leases in both the personal and commercial segments. Borrower debt service coverage is evaluated in the personal segment, and cash flow coverage is analyzed in the commercial segment. Similar risk characteristics by type of exposure are analyzed when determining the allowance for unfunded commitments and standby letters of credit. These qualitative factors, together with historical loss rates, serve as the basis for the allowance for credit losses.

Loans, leases and other extensions of credit deemed uncollectible are charged to the allowance for credit losses. Subsequent recoveries, if any, are credited to the allowance. Determinations as to whether an uncollectible loan is charged-off or a specific allowance is established are based on management's assessment as to the level of certainty regarding the amount of loss.

Changes in the allowance for credit losses by segment were as follows:

	2011			2010			2009		
(In Millions)	COMMERCIAL	PERSONAL	TOTAL	COMMERCIAL	PERSONAL	TOTAL	COMMERCIAL	PERSONAL	TOTAL
Balance at Beginning of Year	**$256.7**	**$100.6**	**$ 357.3**	$252.2	$ 88.4	$ 340.6	$185.6	$ 65.5	$ 251.1
Charge-Offs	**(56.3)**	**(60.0)**	**(116.3)**	(76.2)	(73.9)	(150.1)	(53.1)	(79.2)	(132.3)
Recoveries	**21.5**	**11.4**	**32.9**	3.6	3.3	6.9	3.1	3.4	6.5
Net Charge-Offs	**(34.8)**	**(48.6)**	**(83.4)**	(72.6)	(70.6)	(143.2)	(50.0)	(75.8)	(125.8)
Provision for Credit Losses	**(10.9)**	**65.9**	**55.0**	77.2	82.8	160.0	116.3	98.7	215.0
Effect of Foreign Exchange Rates	**–**	**–**	**–**	(.1)	–	(.1)	.3	–	.3
Balance at End of Year	**$211.0**	**$117.9**	**$ 328.9**	$256.7	$100.6	$ 357.3	$252.2	$ 88.4	$ 340.6
Allowance for Credit Losses Assigned to:									
Loans and Leases	**$178.6**	**$116.2**	**$ 294.8**	$220.7	$ 98.9	$ 319.6	$222.9	$ 86.3	$ 309.2
Unfunded Commitments and Standby Letters of Credit	**32.4**	**1.7**	**34.1**	36.0	1.7	37.7	29.3	2.1	31.4
Total Allowance for Credit Losses	**$211.0**	**$117.9**	**$ 328.9**	$256.7	$100.6	$ 357.3	$252.2	$ 88.4	$ 340.6

The following tables provide information regarding the recorded investments in loans and leases and the allowances for credit losses by segment as of December 31, 2011 and 2010.

(In Millions)	COMMERCIAL	PERSONAL	TOTAL
DECEMBER 31, 2011			
Loans and Leases:			
Specifically Evaluated for Impairment	**$ 121.2**	**$ 158.2**	**$ 279.4**
Evaluated for Inherent Impairment	**12,233.1**	**16,551.4**	**28,784.5**
Total Loans and Leases	**12,354.3**	**16,709.6**	**29,063.9**
Allowance for Credit Losses on Credit Exposures:			
Specifically Evaluated for Impairment	**22.9**	**9.9**	**32.8**
Evaluated for Inherent Impairment	**155.7**	**106.3**	**262.0**
Allowance assigned to loans and leases	**178.6**	**116.2**	**294.8**
Allowance assigned to unfunded commitments and standby letters of credit	**32.4**	**1.7**	**34.1**
Total Allowance for Credit Losses	**$ 211.0**	**$ 117.9**	**$ 328.9**

(In Millions)	COMMERCIAL	PERSONAL	TOTAL
DECEMBER 31, 2010			
Loans and Leases:			
Specifically Evaluated for Impairment	$ 180.5	$ 120.7	$ 301.2
Evaluated for Inherent Impairment	11,432.9	16,397.9	27,830.8
Total Loans and Leases	11,613.4	16,518.6	28,132.0
Allowance for Credit Losses on Credit Exposures:			
Specifically Evaluated for Impairment	49.3	2.4	51.7
Evaluated for Inherent Impairment	171.4	96.5	267.9
Allowance assigned to loans and leases	220.7	98.9	319.6
Allowance assigned to unfunded commitments and standby letters of credit	36.0	1.7	37.7
Total Allowance for Credit Losses	$ 256.7	$ 100.6	$ 357.3

Note 8 – Concentrations of Credit Risk

Concentrations of credit risk exist if a number of borrowers or other counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The fact that a credit exposure falls into one of these groups does not necessarily indicate that the credit has a higher than normal degree of credit risk. These groups are: commercial real estate, residential real estate, and banks and bank holding companies.

Commercial Real Estate. The commercial real estate portfolio consists of commercial mortgages and construction, acquisition and development loans extended primarily to highly experienced developers and/or investors well known to Northern Trust. Underwriting standards generally reflect conservative loan-to-value ratios and debt service coverage requirements. Recourse to borrowers through guarantees is also commonly required. Commercial mortgage financing is provided for the acquisition or refinancing of income producing properties. Cash flows from the properties generally are sufficient to amortize the loan. These loans average approximately $1.3 million each and are primarily located in the Illinois, Florida, California, and Arizona markets. Construction, acquisition and development loans provide financing for commercial real estate prior to rental income stabilization. The intent is generally that the borrower will sell the project or refinance the loan through a commercial mortgage with Northern Trust or another financial institution upon completion.

The table below provides additional detail regarding commercial real estate loan types:

(In Millions)	2011	2010
Commercial Mortgages:		
Office	**$ 615.6**	$ 605.3
Apartment/ Multi-family	**656.3**	572.4
Retail	**523.1**	517.8
Industrial/ Warehouse	**357.7**	383.7
Other	**133.3**	193.7
Total Commercial Mortgages	**2,286.0**	2,272.9
Construction, Acquisition and Development Loans	**450.1**	591.8
Single Family Investment	**161.4**	246.8
Other Commercial Real Estate Related	**84.2**	130.9
Total Commercial Real Estate Loans	**$2,981.7**	$3,242.4

Residential Real Estate. At December 31, 2011, residential real estate loans totaled $10.7 billion, or 38% of total U.S. loans at December 31, 2011, compared with $10.9 billion or 40% at December 31, 2010. Residential real estate loans consist of conventional home mortgages and equity credit lines, which generally require a loan to collateral value of no more than 65% to 80% at inception. Revaluations of supporting collateral are obtained upon refinancing or default or when otherwise considered warranted. Collateral revaluations for mortgages are performed by independent third parties. Of the total $10.7 billion in residential real estate loans, $4.0 billion were in the greater Chicago area, $2.8 billion were in Florida, and $1.5 billion were in California, with the remainder distributed throughout the other geographic regions within the U.S. served by Northern Trust. Legally binding commitments to extend residential real estate credit, which are primarily equity credit lines, totaled $2.2 billion at December 31, 2011 and $2.5 billion at December 31, 2010.

Banks and Bank Holding Companies. On-balance sheet credit risk to banks and bank holding companies, both U.S. and non-U.S., consists primarily of interest bearing deposits with banks, federal funds sold, and securities purchased under agreements to resell, which totaled $16.8 billion and $15.5 billion at December 31, 2011 and 2010, respectively, and noninterest-bearing demand balances maintained at correspondent banks, which totaled $4.2 billion and $2.7 billion at December 31, 2011 and 2010, respectively. Credit risk associated with U.S. and non-U.S. banks and bank holding companies deemed to be counterparties by Credit Policy is managed by the Counterparty Risk Management Committee. Credit risk associated with other U.S. banks and bank holding companies that maintain commercial credit relationships with Northern Trust is managed by the relevant Credit Approval Committee and/or the Senior Credit Committee. Credit limits are established through a review process that includes an internally prepared financial analysis, use of an internal risk rating system and consideration of external ratings from rating agencies. Northern Trust places deposits with banks that have strong internal and external credit ratings and the average life to maturity of deposits with banks is maintained on a short-term basis in order to respond quickly to changing credit conditions.

Note 9 – Buildings and Equipment

A summary of buildings and equipment is presented below.

	DECEMBER 31, 2011		
(In Millions)	ORIGINAL COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Land and Improvements	**$ 32.6**	**$ .8**	**$ 31.8**
Buildings	**252.2**	**127.0**	**125.2**
Equipment	**391.0**	**209.1**	**181.9**
Leasehold Improvements	**298.5**	**180.5**	**118.0**
Buildings Leased under Capital Leases	**83.9**	**46.3**	**37.6**
Total Buildings and Equipment	**$1,058.2**	**$563.7**	**$494.5**

The charge for depreciation, which includes depreciation of assets recorded under capital leases, amounted to $89.2 million in 2011, $93.5 million in 2010, and $95.7 million in 2009.

Note 10 – Lease Commitments

At December 31, 2011, Northern Trust was obligated under a number of non-cancelable operating leases for buildings and equipment. Certain leases contain rent escalation clauses based on market indices or increases in real estate taxes and other operating expenses and renewal option clauses calling for increased rentals. There are no restrictions imposed by any lease agreement regarding the payment of dividends, debt financing or Northern Trust entering into further lease agreements. Minimum annual lease commitments as of December 31, 2011 for all non-cancelable operating leases with a term of 1 year or more are as follows:

(In Millions)	FUTURE MINIMUM LEASE PAYMENTS
2012	$ 86.9
2013	85.8
2014	72.1
2015	67.3
2016	53.3
Later Years	380.2
Total Minimum Lease Payments	$745.6

Operating lease rental expense, net of rental income, is recorded in occupancy expense and amounted to $84.2 million in 2011, $68.1 million in 2010, and $70.2 million in 2009. Net rental expense in 2011 includes $6.4 million of restructuring, acquisition and integration related charges attributable to reductions in office space.

One of the buildings and related land utilized for Chicago operations has been leased under an agreement that qualifies as a capital lease. The original long-term financing for the property was provided by the Corporation and the Bank. In the event of sale or refinancing, the Bank would anticipate receiving full repayment of any outstanding loans plus 42% of any proceeds in excess of the original project costs.

The following table reflects the future minimum lease payments required under capital leases, net of any payments received on the long-term financing, and the present value of net capital lease obligations at December 31, 2011.

(In Millions)	FUTURE MINIMUM LEASE PAYMENTS, NET
2012	$ 7.9
2013	8.1
2014	8.4
2015	8.2
2016	8.0
Later Years	23.6
Total Minimum Lease Payments, net	64.2
Less: Amount Representing Interest	19.3
Net Present Value under Capital Lease Obligations	$44.9

Note 11 – Goodwill and Other Intangibles

Changes in the carrying amount of goodwill by business unit for the years ended December 31, 2011 and 2010 were as follows:

(In Millions)	CORPORATE AND INSTITUTIONAL SERVICES	PERSONAL FINANCIAL SERVICES	TOTAL
Balance at December 31, 2009	$ 334.7	$ 66.9	$ 401.6
Goodwill Acquired	–	4.6	4.6
Other Changes*	(5.2)	(.1)	(5.3)
Balance at December 31, 2010	$ 329.5	$ 71.4	$ 400.9
Goodwill Acquired	131.4	–	131.4
Other Changes*	(.3)	–	(.3)
Balance at December 31, 2011	**$460.6**	**$71.4**	**$532.0**

** Includes the effect of foreign exchange rates on non-U.S. dollar denominated goodwill.*

Other intangible assets are included in other assets in the consolidated balance sheet. The gross carrying amount and accumulated amortization of other intangible assets subject to amortization as of December 31, 2011 and 2010 were as follows:

OTHER INTANGIBLE ASSETS-SUBJECT TO AMORTIZATION *

(In Millions)	DECEMBER 31 2011	2010
Gross Carrying Amount	**$251.2**	$164.2
Accumulated Amortization	**127.8**	111.0
Net Book Value	**$123.4**	$ 53.2

** Includes the effect of foreign exchange rates on non-U.S. dollar denominated intangible assets.*

Other intangible assets consist primarily of the value of acquired client relationships. Amortization expense related to other intangible assets was $16.8 million, $14.8 million, and $16.2 million for the years ended December 31, 2011, 2010, and 2009, respectively. Amortization expense for the years 2012, 2013, 2014, 2015 and 2016 is estimated to be $20.8 million, $20.5 million, $20.4 million, $11.7 million, and $9.1 million, respectively.

In June 2011, Northern Trust completed its acquisition of the fund administration, investment operations outsourcing and custody business of Bank of Ireland Securities Services. The purchase price, which is subject to certain performance-related adjustments over a one year period after the acquisition date, totaled $84.4 million and was comprised of $71.0 million of cash and $13.4 million of contingent consideration. Goodwill and other intangible assets associated with the acquisition totaled $30.0 million and $45.0 million, respectively. The estimated fair value of the contingent purchase consideration at December 31, 2011 was $11.4 million.

In July 2011, Northern Trust completed its acquisition of Omnium LLC, a hedge fund administrator. The purchase price, which is subject to certain performance-related adjustments over a five year period after the acquisition date, totaled $145.1 million and was comprised of $101.6 million of cash and $43.5 million of contingent consideration. Goodwill and other intangible assets associated with the acquisition totaled $101.4 million and $43.9 million, respectively. The estimated fair value of the contingent purchase consideration at December 31, 2011 was $45.4 million.

Note 12 – Senior Notes and Long-Term Debt

Senior Notes. A summary of senior notes outstanding at December 31 is presented below.

($ In Millions)	RATE	2011	2010
Corporation-Senior Notes (a) (d)			
Fixed Rate Due Aug. 2011 (f)	5.30%	**$ –**	$ 249.9
Fixed Rate Due Nov. 2012 (g) (l)	5.20	**206.9**	214.6
Fixed Rate Due Aug. 2013 (h) (l)	5.50	**422.4**	432.2
Fixed Rate Due May 2014	4.63	**500.0**	500.0
Fixed Rate Due Nov. 2020 (j)	3.45	**499.5**	499.4
Fixed Rate Due Aug. 2021 (k)	3.38	**497.9**	–
Total Senior Notes		**$2,126.7**	$1,896.1

Long-Term Debt. A summary of long-term debt outstanding at December 31 is presented below.

($ In Millions)	2011	2010
Bank-Subordinated Debt (a) (d)		
6.30% Notes due March 2011 (b)	**$ –**	$ 150.0
4.60% Notes due Feb. 2013 (b)	**200.0**	200.0
5.85% Notes due Nov. 2017 (b) (l)	**241.5**	229.5
6.50% Notes due Aug. 2018 (b) (i) (l)	**360.8**	337.6
5.375% Sterling Denominated Notes due March 2015 (e)	**231.1**	231.6
Total Bank-Subordinated Debt	**1,033.4**	1,148.7
Federal Home Loan Bank Borrowings		
One Year or Less (Average Rate at Year End – 4.64% in 2011; 4.18% in 2010)	**670.0**	426.4
One to Three Years (Average Rate at Year End – 4.08% in 2011; 4.46% in 2010)	**335.0**	870.0
Three to Five Years (Average Rate at Year End – None in 2011; 4.40% in 2010)	**-**	135.0
Five to Ten Years (Average Rate at Year End – 6.29% in 2011; 6.38% in 2010)	**50.0**	101.1
Total Federal Home Loan Bank Borrowings	**1,055.0**	1,532.5
Capital Lease Obligations (c)	**44.9**	48.1
Total Long-Term Debt	**$2,133.3**	$2,729.3
Long-Term Debt Qualifying as Risk-Based Capital	**$ 678.9**	$ 765.8

(a) Not redeemable prior to maturity.
(b) Under the terms of its current Offering Circular dated August 23, 2011, the Bank has the ability to offer from time to time its senior bank notes in an aggregate principal amount of up to $4.5 billion at any one time outstanding and up to an additional $1.0 billion of subordinated notes. Each senior note will mature from 30 days to fifteen years, and each subordinated note will mature from five years to fifteen years, following its date of original issuance. Each note will mature on such date as selected by the initial purchaser and agreed to by the Bank.
(c) Refer to Note 10.
(d) Debt issue costs are recorded as an asset and amortized on a straight-line basis over the life of the Note.
(e) Notes issued at a discount of .484%.
(f) Notes issued at a discount of .035%.
(g) Notes issued at a discount of .044%.
(h) Notes issued at a discount of .09%.
(i) Notes issued at a discount of .02%
(j) Notes issued at a discount of .117%
(k) Notes issued at a discount of .437%
(l) Interest rate swap contracts were entered into to modify the interest expense on these senior and subordinated notes from fixed rates to floating rates. The swaps are recorded as fair value hedges and at December 31, 2011, increases in the carrying values of the senior and subordinated notes outstanding of $29.9 million and $102.6 million, respectively, were recorded. As of December 31, 2010, increases in the carrying values of senior and subordinated notes outstanding of $47.8 million and $67.4 million, respectively, were recorded.

Note 13 – Floating Rate Capital Debt

In January 1997, the Corporation issued $150 million of Floating Rate Capital Securities, Series A, through a statutory business trust wholly-owned by the Corporation ("NTC Capital I"). In April 1997, the Corporation also issued, through a separate wholly-owned statutory business trust ("NTC Capital II"), $120 million of Floating Rate Capital Securities, Series B. The sole assets of the trusts are Subordinated Debentures of Northern Trust Corporation that have the same interest rates and maturity dates as the corresponding distribution rates and redemption dates of the Floating Rate Capital Securities. The Series A Securities were issued at a discount to yield 60.5 basis points above the three-month London Interbank Offered Rate (LIBOR) and are due January 15, 2027. The Series B Securities were issued at a discount to yield 67.9 basis points above the three-month LIBOR and are due April 15, 2027. Both Series A and B Securities currently qualify as tier 1 capital for regulatory purposes. Under the provisions of The Dodd-Frank Wall Street Reform and Consumer Protection Act, the tier 1 regulatory capital treatment of these securities will be phased out over a three-year period beginning on January 1, 2013. The specifics of the phaseout of tier 1 capital treatment have not yet been established by bank regulators.

The Corporation has fully, irrevocably and unconditionally guaranteed all payments due on the Series A and B Securities. The holders of the Series A and B Securities are entitled to receive preferential cumulative cash distributions quarterly in arrears (based on the liquidation amount of $1,000 per Security) at an interest rate equal to the rate on the corresponding Subordinated Debentures. The interest rate on the Series A and Series B securities is equal to three-month LIBOR plus .52% and .59%, respectively. Subject to certain exceptions, the Corporation has the right to defer payment of interest on the Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods provided that no extension period may extend beyond the stated maturity date. If interest is deferred on the Subordinated Debentures, distributions on the Series A and B Securities will also be deferred and the Corporation will not be permitted, subject to certain exceptions, to pay or declare any cash distributions with respect to the Corporation's capital stock or debt securities that rank the same as or junior to the Subordinated Debentures, until all past due distributions are paid. The Subordinated Debentures are unsecured and subordinated to substantially all of the Corporation's existing indebtedness.

The Corporation has the right to redeem the Series A and Series B Subordinated Debentures, in whole or in part, at a price equal to the principal amount plus accrued and unpaid interest. The following table summarizes the book values of the outstanding Subordinated Debentures as of December 31, 2011 and 2010:

	DECEMBER 31	
(In Millions)	**2011**	2010
NTC Capital I Subordinated Debentures due January 15, 2027	**$153.8**	$153.8
NTC Capital II Subordinated Debentures due April 15, 2027	**123.1**	123.1
Total Subordinated Debentures	**$276.9**	$276.9

Note 14 – Stockholders' Equity

Preferred Stock. The Corporation is authorized to issue 10,000,000 shares of preferred stock without par value. The Board of Directors of the Corporation is authorized to fix the particular preferences, rights, qualifications and restrictions for each series of preferred stock issued. There was no preferred stock outstanding at December 31, 2011 or 2010.

Common Stock. On May 1, 2009, Northern Trust issued 17,250,000 shares of common stock of the Corporation with a par value of $1.66⅔ per share. Under the Corporation's current share buyback program, the Corporation may purchase an additional 5.6 million shares after December 31, 2011. The repurchased shares would be used for general purposes of the Corporation, including management of the Corporation's capital level and the issuance of shares under stock option and other incentive plans of the Corporation.

The average price paid per share for common stock repurchased in 2011, 2010, and 2009 was $49.63, $52.33, and $55.05, respectively.

An analysis of changes in the number of shares of common stock outstanding follows:

	2011	2010	2009
Balance at January 1	**242,268,903**	241,679,942	223,263,132
Common Stock Issuance	**-**	-	17,250,000
Incentive Plan and Awards	**189,793**	300,376	479,359
Stock Options Exercised	**149,385**	419,846	938,249
Treasury Stock Purchased	**(1,599,572)**	(131,261)	(250,798)
Balance at December 31	**241,008,509**	242,268,903	241,679,942

U.S. Treasury Capital Purchase Program. On November 14, 2008, in connection with the Corporation's participation in the U.S. Department of the Treasury's (U.S. Treasury) Troubled Asset Relief Program's Capital Purchase Program (Capital Purchase Program), the Corporation issued 1,576,000 shares of Series B Preferred Stock and a warrant for the purchase of the Corporation's common stock to the U.S. Treasury for total proceeds of $1,576.0 million. The proceeds received were allocated between the preferred stock and the warrant based on their relative fair values, which resulted in the recording of a discount on the preferred stock upon issuance that reflected the value allocated to the warrant. On June 17, 2009, Northern Trust repaid in full the $1,576.0 million preferred share investment made by the U.S. Treasury under the Capital Purchase Program. On August 26, 2009, Northern Trust repurchased the warrant for $87 million, completing the Corporation's participation in the Capital Purchase Program.

Series B Preferred Stock. The Series B Preferred Stock was without par value and had a liquidation preference of $1,000 per share. Cumulative dividends on the Series B Preferred Stock accrued on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter. The fair value of the Series B Preferred Stock was determined through the use of a discounted cash flow model. The model incorporated projected cash flows over management's estimate of a five year life of the preferred stock at the date of issuance and an assumed market yield of 12%. The discount was accreted using a constant effective yield of approximately 6.13% over a five year term, consistent with management's estimate of the life of the preferred stock at the date of issuance. Dividends on the preferred stock and the related accretion of the discount on preferred stock reduced net income applicable to common stock by $111.1 million in 2009.

Common Stock Warrant. The warrant issued in connection with the Capital Purchase Program entitled the U.S. Treasury to purchase 3,824,624 shares of the Corporation's common stock at an exercise price of $61.81 per share. The warrant had a 10-year term. The fair value of the common stock warrant at the date of its issuance was determined through the use of a Black-Scholes valuation model. In addition to the market price of Northern Trust's common stock at the date of the warrant's issuance, the model utilized an expected term of ten years, consistent with the term of the warrant, an estimated yield of 2.19% from dividends paid on the Corporation's stock over the expected term of the warrant, which reflected the Corporation's strong capital position and the restrictions on its ability to increase the dividend rate as a result of the Corporation's participation in the Capital Purchase Program, the historical volatility of Northern Trust's stock price over the most recent ten-year term as of the date of issuance of 36.06%, and a risk free interest rate of 3.98% based on a ten-year swap rate to maturity at the time of the warrant's issuance.

Note 15 – Accumulated Other Comprehensive Income (Loss)

The following table summarizes the components of accumulated other comprehensive income (loss) at December 31, 2011, 2010, and 2009, and changes during the years then ended.

(In Millions)	BEGINNING BALANCE (NET OF TAX)	PERIOD CHANGE BEFORE TAX AMOUNT	PERIOD CHANGE TAX EFFECT	ENDING BALANCE (NET OF TAX)
DECEMBER 31, 2011				
Noncredit-Related Unrealized Losses on Securities OTTI	**$ (21.2)**	**$ 10.2**	**$ (3.6)**	**$ (14.6)**
Other Unrealized Gains (Losses) on Securities Available for Sale, net	**7.7**	**61.6**	**(23.4)**	**45.9**
Reclassification Adjustments	**-**	**13.5**	**(5.0)**	**8.5**
Net Unrealized Gains (Losses) on Securities Available for Sale	**(13.5)**	**85.3**	**(32.0)**	**39.8**
Unrealized Gains (Losses) on Cash Flow Hedge Designations	**11.4**	**(23.6)**	**8.8**	**(3.4)**
Reclassification Adjustments	**-**	**(5.6)**	**2.0**	**(3.6)**
Net Unrealized Gains (Losses) on Cash Flow Hedge Designations	**11.4**	**(29.2)**	**10.8**	**(7.0)**
Foreign Currency Translation Adjustments	**(7.0)**	**18.7**	**(21.2)**	**(9.5)**
Pension and Other Postretirement Benefit Adjustments				
Net Actuarial (Loss) Gain	**(299.5)**	**(158.2)**	**61.3**	**(396.4)**
Prior Service (Cost) Benefit	**3.3**	**7.7**	**(2.9)**	**8.1**
Reclassification Adjustments	**-**	**30.2**	**(10.8)**	**19.4**
Total Pension and Other Postretirement Benefit Adjustments	**(296.2)**	**(120.3)**	**47.6**	**(368.9)**
Accumulated Other Comprehensive Income (Loss)	**$(305.3)**	**$ (45.5)**	**$ 5.2**	**$(345.6)**
DECEMBER 31, 2010				
Noncredit-Related Unrealized Losses on Securities OTTI	$ (42.0)	$ 33.0	$ (12.2)	$ (21.2)
Other Unrealized Gains (Losses) on Securities Available for Sale, net	.3	(8.8)	3.4	(5.1)
Reclassification Adjustments	–	20.2	(7.4)	12.8
Net Unrealized Gains (Losses) on Securities Available for Sale	(41.7)	44.4	(16.2)	(13.5)
Unrealized Gains (Losses) on Cash Flow Hedge Designations	(26.2)	46.7	(17.1)	3.4
Reclassification Adjustments	–	12.6	(4.6)	8.0
Net Unrealized Gains (Losses) on Cash Flow Hedge Designations	(26.2)	59.3	(21.7)	11.4
Foreign Currency Translation Adjustments	11.3	4.0	(22.3)	(7.0)
Pension and Other Postretirement Benefit Adjustments				
Net Actuarial (Loss) Gain	(310.5)	(16.4)	9.3	(317.6)
Prior Service (Cost) Benefit	5.5	–	–	5.5
Reclassification Adjustments	–	25.0	(9.1)	15.9
Total Pension and Other Postretirement Benefit Adjustments	(305.0)	8.6	.2	(296.2)
Accumulated Other Comprehensive Income (Loss)	$ (361.6)	$ 116.3	$ (60.0)	$ (305.3)
DECEMBER 31, 2009				
Cumulative Effect of Applying FSP FAS 115-2 (ASC 320-10)	$ –	$ (15.0)	$ 5.5	$ (9.5)
Noncredit-Related Unrealized Losses on Securities OTTI	–	(66.4)	24.4	(42.0)
Other Unrealized Gains (Losses) on Securities Available for Sale, net	(212.9)	374.7	(137.5)	24.3
Reclassification Adjustments	–	(22.9)	8.4	(14.5)
Net Unrealized Gains (Losses) on Securities Available for Sale	(212.9)	270.4	(99.2)	(41.7)
Unrealized Gains (Losses) on Cash Flow Hedge Designations	(20.7)	8.2	(3.0)	(15.5)
Reclassification Adjustments	–	(16.9)	6.2	(10.7)
Net Unrealized Gains (Losses) on Cash Flow Hedge Designations	(20.7)	(8.7)	3.2	(26.2)
Foreign Currency Translation Adjustments	12.8	(38.1)	36.6	11.3
Pension and Other Postretirement Benefit Adjustments				
Net Actuarial (Loss) Gain	(266.5)	(64.0)	8.8	(321.7)
Prior Service (Cost) Benefit	(6.4)	17.6	(6.4)	4.8
Transition Obligation	(1.2)	1.4	(.5)	(.3)
Reclassification Adjustments	–	19.4	(7.2)	12.2
Total Pension and Other Postretirement Benefit Adjustments	(274.1)	(25.6)	(5.3)	(305.0)
Accumulated Other Comprehensive Income (Loss)	$ (494.9)	$ 198.0	$ (64.7)	$ (361.6)

Note 16 – Net Income Per Common Share

The computations of net income per common share are presented below.

(In Millions Except Share Information)	2011	2010	2009
BASIC NET INCOME PER COMMON SHARE			
Average Number of Common Shares Outstanding	**241,401,310**	242,028,776	235,511,879
Net Income	**$ 603.6**	$ 669.5	$ 864.2
Less: Dividends on Preferred Stock	**-**	-	(111.1)
Net Income Applicable to Common Stock	**$ 603.6**	$ 669.5	753.1
Less: Earnings Allocated to Participating Securities	**7.1**	5.6	5.3
Earnings Allocated to Common Shares Outstanding	**596.5**	663.9	747.8
Basic Net Income Per Common Share	**2.47**	2.74	3.18
DILUTED NET INCOME PER COMMON SHARE			
Average Number of Common Shares Outstanding	**241,401,310**	242,028,776	235,511,879
Plus Stock Option Dilution	**410,074**	473,755	904,150
Average Common and Potential Common Shares	**241,811,384**	242,502,531	236,416,029
Earnings Allocated to Common and Potential Common Shares	**$ 596.5**	$ 663.9	$ 747.8
Diluted Net Income Per Common Share	**2.47**	2.74	3.16

Note: Common stock equivalents totaling 13,240,787, 8,392,686, and 7,146,701 for the years ended December 31, 2011, 2010, and 2009, respectively, were not included in the computation of diluted earnings per share because their inclusion would have been antidilutive.

Note 17 – Net Interest Income

The components of net interest income were as follows:

(In Millions)	2011	2010	2009
Interest Income			
Loans and Leases	**$ 938.7**	$ 932.6	$ 942.2
Securities – Taxable	**223.6**	186.0	208.4
– Non-Taxable	**25.0**	29.5	33.5
Interest-Bearing Deposits with Banks	**192.8**	134.6	209.6
Federal Reserve Deposits and Other	**28.5**	14.0	12.3
Total Interest Income	**$1,408.6**	$1,296.7	1,406.0
Interest Expense			
Deposits	**$ 230.0**	$ 201.0	207.0
Federal Funds Purchased	**1.9**	4.8	5.7
Securities Sold under Agreements to Repurchase	**.7**	1.0	1.1
Other Borrowings	**5.5**	5.4	4.2
Senior Notes	**64.4**	48.6	44.0
Long-Term Debt	**94.6**	114.8	139.9
Floating Rate Capital Debt	**2.4**	2.4	4.3
Total Interest Expense	**399.5**	378.0	406.2
Net Interest Income	**$1,009.1**	$ 918.7	$ 999.8

Note 18 – Other Operating Income

The components of other operating income were as follows:

(In Millions)	2011	2010	2009
Loan Service Fees	**$ 68.9**	$ 60.3	$ 52.1
Banking Service Fees	**54.9**	57.3	53.1
Other Income	**34.3**	28.7	31.6
Total Other Operating Income	**$158.1**	$146.3	$136.8

Note 19 – Other Operating Expense

The components of other operating expense were as follows:

(In Millions)	2011	2010	2009
Business Promotion	**$ 82.1**	$ 81.0	$ 66.6
FDIC Insurance Premiums	**29.3**	33.9	54.1
Staff Related	**37.6**	37.4	31.3
Other Intangibles Amortization	**17.5**	14.4	16.2
Capital Support Agreements	**-**	–	(109.3)
Other Expenses	**100.6**	103.3	77.4
Total Other Operating Expense	**$267.1**	$270.0	$ 136.3

Note 20 – Restructuring, Acquisition and Integration Related Charges

Charges totaling $91.6 million ($59.8 million on an after tax basis) were recorded in the year ended December 31, 2011 in connection with restructuring, acquisition and integration related activities. No similar charges were recorded in 2010 or 2009. Restructuring charges include severance expense, consulting expense, charges related to software write-offs, and reductions in office space. Acquisition and integration charges relate to expense incurred in connection with the acquisition and integration of the fund administration, investment operations outsourcing, and custody business of the Bank of Ireland Securities Services, now known as Northern Trust Securities Services (Ireland) Limited, and of Omnium LLC, now known as Northern Trust Hedge Fund Services LLC. The following table details the amounts and associated expense categories of the charges recorded.

(In Millions)	YEAR ENDED DECEMBER 31, 2011
Compensation	**$50.2**
Employee Benefits	**4.3**
Outside Services	**16.8**
Equipment and Software	**10.9**
Occupancy	**6.4**
Other Operating Expense	**3.0**
Total Charges	**$91.6**

Note 21 – Income Taxes

The following table reconciles the total provision for income taxes recorded in the consolidated statement of income with the amounts computed at the statutory federal tax rate of 35%.

(In Millions)	2011	2010	2009
Tax at Statutory Rate	**$309.3**	$346.4	$439.3
Tax Exempt Income	**(9.9)**	(10.8)	(11.9)
Leveraged Lease Adjustments	**(4.7)**	(.8)	(4.8)
Foreign Tax Rate Differential	**(21.3)**	(20.1)	(20.9)
State Taxes, net	**22.8**	17.3	9.8
Other	**(16.1)**	(11.7)	(20.5)
Provision for Income Taxes	**$280.1**	$320.3	$391.0

The Corporation files income tax returns in the U.S. federal, various state, and foreign jurisdictions. The Corporation is no longer subject to income tax examinations by U.S. federal or by non-U.S. tax authorities for years before 2005. The Corporation is no longer subject to income tax examinations by state or local tax authorities for years before 1997.

Included in other liabilities within the consolidated balance sheet at December 31, 2011 and 2010 were $17.8 million and $89.9 million of unrecognized tax benefits, respectively. If recognized, 2011 and 2010 net income would have increased by $14.5 million and $22.6 million, respectively, resulting in a decrease of those years' effective income tax rates. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In Millions)	2011	2010
Balance at January 1	**$ 89.9**	$88.9
Additions for Tax Positions Taken in Current Year	**-**	.2
Additions for Tax Positions Taken in Prior Years	**2.2**	7.1
Reductions for Tax Positions Taken in Prior Years	**(5.2)**	(6.0)
Reductions Resulting from Expiration of Statutes	**(.9)**	(.3)
Reductions Resulting from Settlements with Taxing Authorities	**(68.2)**	–
Balance at December 31	**$ 17.8**	$89.9

As part of its audit of federal tax returns filed from 1997-2004, the Internal Revenue Service (IRS) challenged the Corporation's tax position with respect to certain structured leasing transactions and proposed to disallow certain tax deductions and assess related interest and penalties. In November 2011, the Corporation reached a settlement agreement with the IRS Appeals Office regarding all remaining disputed structured leasing transactions.

Included in unrecognized tax benefits at January 1, 2011 were $66.7 million of U.S. federal and state tax positions related to leveraged leasing tax deductions. As a result of the settlement agreement reached in 2011, this balance was fully eliminated as of December 31, 2011. Other unrecognized tax benefits had net decreases of $5.4 million, resulting in a remaining balance of $17.8 million at December 31, 2011. It is possible that changes in the amount of unrecognized tax benefits could occur in the next 12 months due to changes in judgment related to recognition or measurement, settlements with taxing authorities, or expiration of statute of limitations. Management does not believe that future changes, if any, would have a material effect on the consolidated financial position or liquidity of Northern Trust, although they could have a material effect on operating results for a particular period.

GAAP requires a reallocation of lease income from the inception of a leveraged lease if during its term the expected timing of lease related income tax deductions is revised. The impacts of revisions to management's assumptions are recorded through earnings in the period in which the assumptions change. As a result of the settlement agreement reached in 2011, revisions were made to cash flow estimates regarding the timing and amount of leveraged lease income tax deductions which increased interest income by $7.0 million and reduced the provision for income taxes, inclusive of interest and penalties, by $4.7 million for the year ended December 31, 2011. For the year ended December 31, 2010, revised cash flow estimates regarding the timing and amount of leveraged lease income tax deductions reduced interest income by $.9 million and reduced the provision for income taxes, inclusive of interest and penalties, by $.8 million. For the year ended December 31, 2009, revised cash flow estimates regarding the timing and amount of leveraged lease income tax deductions increased interest income by $1.1 million and increased the provision for income taxes, inclusive of interest and penalties, by $1.5 million.

During the years ended December 31, 2011, 2010, and 2009, ($1.2) million, $.4 million, and $1.9 million of interest and penalties, net of tax, were included in the provision for income taxes. As of December 31, 2011 and 2010, the liability for the potential payment of interest and penalties totaled $9.1 million and $27.1 million, net of tax, respectively.

Pre-tax earnings of non-U.S. subsidiaries are subject to U.S. taxation when effectively repatriated. Northern Trust provides income taxes on the undistributed earnings of non-U.S. subsidiaries, except to the extent that those earnings are indefinitely reinvested outside the U.S. Northern Trust elected to indefinitely reinvest $105.9 million, $102.8 million, and $103.5 million of 2011, 2010, and 2009 earnings, respectively, of certain non-U.S. subsidiaries and, therefore, no U.S. deferred income taxes were recorded on those earnings. As of December 31, 2011, the cumulative amount of undistributed pre-tax earnings in these subsidiaries approximated $677.5 million. Based on the current U.S. federal income tax rate, an additional deferred tax liability of approximately $154.5 million would have been required as of December 31, 2011 if Northern Trust had not elected to indefinitely reinvest those earnings.

The components of the consolidated provision for income taxes for each of the three years ended December 31 are as follows:

(In Millions)	2011	2010	2009
Current Tax Provision:			
Federal	**$113.6**	$220.0	$124.6
State	**15.1**	21.8	(7.1)
Non-U.S.	**54.2**	66.4	89.7
Total	**182.9**	308.2	207.2
Deferred Tax Provision:			
Federal	**84.0**	6.2	162.9
State	**11.3**	5.2	24.1
Non-U.S.	**1.9**	.7	(3.2)
Total	**97.2**	12.1	183.8
Provision for Income Taxes	**$280.1**	$320.3	$391.0

In addition to the amounts shown above, tax charges (benefits) have been recorded directly to stockholders' equity for the following items:

(In Millions)	**2011**	2010	2009
Current Tax Benefit for Employee Stock Options and Other Stock-Based Plans	**$ .6**	$ (1.2)	$ (4.2)
Tax Effect of Other Comprehensive Income	**(5.2)**	60.0	64.7

Deferred taxes result from temporary differences between the amounts reported in the consolidated financial statements and the tax bases of assets and liabilities. Deferred tax liabilities and assets have been computed as follows:

	DECEMBER 31		
(In Millions)	**2011**	2010	2009
Deferred Tax Liabilities:			
Lease Financing	**$398.2**	$382.4	$404.6
Software Development	**254.9**	197.2	180.8
Accumulated Depreciation	**48.6**	40.7	16.1
Compensation and Benefits	**7.1**	23.3	9.7
State Taxes, net	**52.4**	41.7	34.2
Other Liabilities	**137.6**	41.1	37.1
Gross Deferred Tax Liabilities	**898.8**	726.4	682.5
Deferred Tax Assets:			
Allowance for Credit Losses	**114.5**	124.7	118.5
Visa Indemnification	**–**	8.1	19.7
Other Assets	**150.0**	51.3	74.1
Gross Deferred Tax Assets	**264.5**	184.1	212.3
Valuation Reserve	**–**	–	–
Deferred Tax Assets, net of Valuation Reserve	**264.5**	184.1	212.3
Net Deferred Tax Liabilities	**$634.3**	$542.3	$470.2

No valuation allowance related to deferred tax assets was recorded at December 31, 2011, 2010, or 2009, as management believes it is more likely that not that the deferred tax assets will be fully realized. At December 31, 2011, Northern Trust had no net operating loss carryforwards.

Note 22 – Employee Benefits

The Corporation and certain of its subsidiaries provide various benefit programs, including defined benefit pension, postretirement health care, and defined contribution plans. A description of each major plan and related disclosures are provided below.

Pension. A noncontributory qualified defined benefit pension plan covers substantially all U.S. employees of Northern Trust. Employees of various European subsidiaries participate in local defined benefit plans, although those plans were closed in prior years to new participants and have been closed to future benefit accruals, effective in 2010.

Northern Trust also maintains a noncontributory supplemental pension plan for participants whose retirement benefit payments under the U.S. plan are expected to exceed the limits imposed by federal tax law. Northern Trust has a nonqualified trust, referred to as a "Rabbi" Trust, used to hold assets designated for the funding of benefits in excess of those permitted in certain of its qualified retirement plans. This arrangement offers participants a degree of assurance for payment of benefits in excess of those permitted in the related qualified plans. As the "Rabbi" Trust assets remain subject to the claims of creditors and are not the property of the employees, they are accounted for as corporate assets and are included in other assets in the consolidated balance sheet. Total assets in the "Rabbi" Trust related to the nonqualified pension plan at December 31, 2011 and 2010 amounted to $71.4 million and $65.9 million, respectively.

Benefit levels under the U.S. qualified and supplemental plans have been modified by Plan Amendments effective April 1, 2012. The amendments reduced the projected benefit obligations for these plans by $7.7 million at December 31, 2011. U.S. qualified and supplemental plan expense in 2012 and future periods will reflect the modified benefit levels.

The following tables set forth the status, amounts included in AOCI, and net periodic pension expense of the U.S. plan, non-U.S. plans, and supplemental plan for 2011, 2010 and 2009. Prior service costs are being amortized on a straight-line basis over 10 years for the U.S. plan and 9 years for the supplemental plan.

PLAN STATUS

	U.S. PLAN		NON-U.S. PLANS		SUPPLEMENTAL PLAN	
($ In Millions)	**2011**	2010	**2011**	2010	**2011**	2010
Accumulated Benefit Obligation	**$ 797.6**	$659.0	**$127.1**	$116.1	**$ 89.9**	$ 79.6
Projected Benefit	**904.6**	762.9	**127.1**	116.1	**100.3**	86.9
Plan Assets at Fair Value	**1,094.1**	982.1	**123.3**	122.2	**-**	-
Funded Status at December 31	**$ 189.5**	$219.2	**$ (3.8)**	$ 6.1	**$(100.3)**	$(86.9)
Weighted-Average Assumptions:						
Discount Rates	**4.75%**	5.50%	**5.02%**	5.58%	**4.75%**	5.50%
Rate of Increase in Compensation Level	**4.02**	4.02	**N/A**	N/A	**4.02**	4.02
Expected Long-Term Rate of Return on Assets	**8.00**	8.00	**5.28**	6.27	**N/A**	N/A

AMOUNTS INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE INCOME

	U.S. PLAN		NON-U.S. PLANS		SUPPLEMENTAL PLAN	
(In Millions)	**2011**	2010	**2011**	2010	**2011**	2010
Net Actuarial Loss	**$490.4**	$382.1	**$24.8**	$16.3	**$66.4**	$56.5
Prior Service Cost	**(4.4)**	6.5	**-**	–	**2.7**	1.3
Gross Amount in Accumulated Other Comprehensive Income	**486.0**	388.6	**24.8**	16.3	**69.1**	57.8
Income Tax Effect	**183.1**	142.6	**3.7**	2.8	**26.0**	21.1
Net Amount in Accumulated Other Comprehensive Income	**$302.9**	$246.0	**$21.1**	$13.5	**$43.1**	$36.7

NET PERIODIC PENSION EXPENSE

	U.S. PLAN			NON-U.S. PLANS			SUPPLEMENTAL PLAN		
($ In Millions)	**2011**	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Service Cost	**$ 42.8**	$ 37.9	$ 33.1	**$ -**	$ 1.8	$ 3.8	**$ 3.2**	$ 3.2	$ 2.6
Interest Cost	**40.8**	36.9	33.4	**6.5**	6.9	6.7	**4.4**	4.8	3.9
Expected Return on Plan Assets	**(78.8)**	(73.2)	(59.7)	**(8.3)**	(8.3)	(8.1)	**N/A**	N/A	N/A
Gain on Plan Curtailment	**-**	–	–	**-**	(2.2)	–	**-**	–	–
Amortization:									
Net Loss	**26.0**	20.0	12.2	**.2**	.5	1.3	**5.6**	6.0	3.9
Prior Service Cost	**1.6**	1.6	1.2	**-**	–	–	**0.4**	.1	(.1)
Net Periodic Pension Expense (Benefit)	**$ 32.4**	$ 23.2	$ 20.2	**$ (1.6)**	$ (1.3)	$ 3.7	**$13.6**	$14.1	$10.3
Weighted-Average Assumptions:									
Discount Rates	**5.50%**	6.00%	6.25%	**5.58%**	6.05%	5.80%	**5.50%**	6.00%	6.25%
Rate of Increase in Compensation Level	**4.02**	4.02	4.02	**N/A**	4.31	4.15	**4.02**	4.02	4.02
Expected Long-Term Rate of Return on Assets	**8.00**	8.00	8.00	**6.27**	6.60	6.66	**N/A**	N/A	N/A

Pension expense for 2012 is expected to include approximately $41.1 million and $.1 million related to the amortization of net loss and prior service cost balances, respectively, from AOCI.

CHANGE IN BENEFIT OBLIGATION

	U.S. PLAN		NON-U.S. PLANS		SUPPLEMENTAL PLAN	
(In Millions)	**2011**	2010	**2011**	2010	**2011**	2010
Beginning Balance	**$762.9**	$642.0	**$116.1**	$134.4	**$ 86.9**	$ 85.9
Service Cost	**42.8**	37.9	**-**	1.8	**3.2**	3.2
Interest Cost	**40.8**	36.9	**6.5**	6.9	**4.4**	4.8
Actuarial Loss (Gain)	**108.8**	80.7	**8.0**	(2.1)	**15.4**	5.0
Plan Curtailment	**-**	–	**-**	(11.4)	**-**	–
Benefits Paid	**(41.3)**	(34.6)	**(2.5)**	(5.9)	**(11.3)**	(12.0)
Plan Amendment	**(9.4)**	–	**-**	–	**1.7**	–
Foreign Exchange Rate Changes	**-**	–	**(1.0)**	(7.6)	**-**	–
Ending Balance	**$904.6**	$762.9	**$127.1**	$116.1	**$100.3**	$ 86.9

ESTIMATED FUTURE BENEFIT PAYMENTS

(In Millions)	U.S. PLAN	NON-U.S. PLANS	SUPPLEMENTAL PLAN
2012	$ 65.6	$ 1.9	$12.5
2013	71.1	2.0	11.6
2014	71.7	2.2	9.1
2015	75.6	2.6	9.0
2016	78.2	2.8	9.1
2017-2021	400.5	17.5	48.5

CHANGE IN PLAN ASSETS

	U.S. PLAN		NON-U.S. PLANS	
(In Millions)	**2011**	2010	**2011**	2010
Fair Value of Assets at Beginning of Period	**$ 982.1**	$821.9	**$122.2**	$113.7
Actual Return on Assets	**53.3**	126.8	**4.5**	9.3
Employer Contributions	**100.0**	68.0	**-**	10.4
Benefits Paid	**(41.3)**	(34.6)	**(2.5)**	(5.9)
Foreign Exchange Rate Changes	**-**	–	**(.9)**	(5.3)
Fair Value of Assets at End of Period	**$1,094.1**	$982.1	**$123.3**	$122.2

The minimum required contribution for the U.S. qualified plan in 2012 is estimated to be zero and the maximum deductible contribution is estimated at $175.0 million.

A total return investment strategy approach is employed for Northern Trust's U.S. pension plan whereby a mix of U.S. and non-U.S. equities, fixed income and alternative asset investments are used to maximize the long-term return of plan assets for a prudent level of risk. This is accomplished by diversifying the portfolio across various asset classes, with the goal of reducing volatility of return, and among various issuers of securities to reduce principal risk. Northern Trust utilizes an asset/liability methodology to determine the investment policies that will best meet its short and long-term objectives. The process is performed by modeling current and alternative strategies for asset allocation, funding policy and actuarial methods and assumptions. The financial modeling uses projections of expected capital market returns and expected volatility of those returns to determine alternative asset mixes having the greatest probability of meeting the plan's investment objectives. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The intent of this strategy is to minimize plan expenses by outperforming growth in plan liabilities over the long run.

The target allocation of plan assets since November 2008, by major asset category, is 40% U.S. stocks, 21% non-U.S. stocks, 21% long duration fixed income securities, and 18% alternative investments, split between private equity funds (5%), hedge funds (5%), global real estate (5%) and commodities (3%). Equity investments include common stocks that are listed on an exchange and investments in comingled funds that invest primarily in publicly traded equities. Equity investments are diversified across U.S. and non-U.S. stocks and divided by investment style and market capitalization. Fixed income securities held include U.S. treasury securities and investments in comingled funds that invest in a diversified blend of longer duration fixed income securities. Alternative investments, including private equity, hedge funds, global real estate, and commodities, are used judiciously to enhance long-term returns while improving portfolio diversification. Private equity assets consist primarily of investments in limited partnerships that invest in individual companies in the form of non-public equity or non-public debt positions. Direct or co-investment in non-public stock by the plan is prohibited. The plan's private equity investments are limited to 20% of the total limited partnership and the maximum allowable loss cannot exceed the commitment amount. The plan holds one investment in a hedge fund of funds, which invests, either directly or indirectly, in a diversified portfolio of funds or other pooled investment vehicles.

Investment in global real estate is designed to provide stable income returns and added diversification based upon the historical low correlation between real estate and equity or fixed income investments. The plan's global real estate assets consist of one collective index fund that invests in a diversified portfolio of global real estate investments, primarily equity securities.

Commodities also improve portfolio diversification as they tend to react to changing economic fundamentals differently than traditional financial assets. Because commodity prices typically rise with rising inflation, investments in commodities are also likely to provide an offset against inflation. Commodity assets include an investment in one mutual fund that invests in commodity-linked derivative instruments, backed by a portfolio of fixed income securities.

Though not a primary strategy for meeting the plan's objectives, derivatives may be used from time to time, depending on the nature of the asset class to which they relate, to gain market exposure in an efficient and timely manner, to hedge foreign currency exposure or interest rate risk, or to alter the duration of a portfolio. There were no derivatives held by the plan at December 31, 2011 or 2010.

Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews. Standards used to evaluate the plan's investment manager performance include, but are not limited to, the achievement of objectives, operation within guidelines and policy, and comparison against a relative benchmark. In addition, each manager of the investment funds held by the plan is ranked against a universe of peers and compared to a relative benchmark. Total plan performance analysis includes an analysis of the market environment, asset allocation impact on performance, risk and return relative to other ERISA plans, and manager impacts upon plan performance.

The following describes the hierarchy of inputs used to measure fair value and the primary valuation methodologies used by Northern Trust for plan assets measured at fair value.

Level 1 – Quoted, active market prices for identical assets or liabilities. The U.S. pension plan's Level 1 investments include foreign and domestic common stocks and mutual and collective trust funds. Foreign and domestic common stocks are exchange traded and are valued at the closing price reported by the respective exchanges on the day of valuation. Share prices of the funds, referred to as a fund's Net Asset Value (NAV), are calculated daily based on the closing market prices and accruals of securities in the fund's total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions of the mutual and collective trust fund shares occur by contract at the respective fund's redemption date NAV.

Level 2 – Observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. The U.S. pension plan's Level 2 assets include U.S. government securities and mutual and collective trust funds. U.S. government securities are valued by a third party pricing source that incorporates market observable data such as reported sales of similar securities, broker quotes and reference data. The inputs used are based on observable data in active markets. The NAVs of the funds are calculated monthly based on the closing market prices and accruals of securities in the fund's total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions of the mutual and collective trust fund shares occur by contract at the respective fund's redemption date NAV.

Level 3 inputs – Valuation techniques in which one or more significant inputs are unobservable in the marketplace. The U.S. pension plan's Level 3 assets are private equity and hedge funds which invest in underlying groups of investment funds or other pooled investment vehicles that are selected by the respective funds' investment managers. The investment funds and the underlying investments held by these investment funds are valued at fair value. In determining the fair value of the underlying investments of each fund, the fund's investment manager or general partner takes into account the estimated value reported by the underlying funds as well as any other considerations that may, in their judgment, increase or decrease such estimated value.

While Northern Trust believes its valuation methods for plan assets are appropriate and consistent with other market participants, the use of different methodologies or assumptions, particularly as applied to Level 3 assets, could have a material effect on the computation of their estimated fair values.

The following table presents the fair values of Northern Trust's U.S. pension plan assets, by major asset category, and their level within the fair value hierarchy defined by GAAP as of December 31, 2011 and 2010.

(In Millions)	DECEMBER 31, 2011 LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Equity Securities				
U.S.	**$195.7**	**$197.7**	**$ –**	**$ 393.4**
Non-U.S.	**139.7**	**35.0**	**–**	**174.7**
Fixed Income – U.S.				
Government	**–**	**292.1**	**–**	**292.1**
Alternative Investments				
Private Equity Funds	**–**	**–**	**45.5**	**45.5**
Hedge Fund	**–**	**–**	**29.2**	**29.2**
Global Real Estate Fund	**–**	**38.1**	**–**	**38.1**
Commodity Linked Fund	**34.3**	**–**	**–**	**34.3**
Cash and Other	**86.8**	**–**	**–**	**86.8**
Total Assets at Fair Value	**$456.5**	**$562.9**	**$74.7**	**$1,094.1**

(In Millions)	DECEMBER 31, 2010 LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Equity Securities				
U.S.	$185.2	$221.7	$ –	$406.9
Non-U.S.	169.9	40.6	–	210.5
Fixed Income – U.S.				
Government	–	207.8	–	207.8
Alternative Investments				
Private Equity Funds	–	–	33.5	33.5
Hedge Fund	–	–	29.7	29.7
Global Real Estate Fund	–	41.6	–	41.6
Commodity Linked Fund	39.3	–	–	39.3
Cash and Other	12.8	–	–	12.8
Total Assets at Fair Value	$407.2	$511.7	$63.2	$982.1

The following table presents the changes in Level 3 assets for the year ended December 31, 2011 and 2010.

(In Millions)	PRIVATE EQUITY FUNDS 2011	2010	HEDGE FUND 2011	2010
Fair Value at January 1,	**$33.5**	$28.8	**$29.7**	$28.7
Actual Return on Plan Assets	**7.8**	2.9	**(0.5)**	1.0
Purchases	**7.0**	4.5	**–**	–
Sales	**(2.8)**	(2.7)	**–**	–
Settlements	**–**	–	**–**	–
Fair Value at December 31,	**$45.5**	$33.5	**$29.2**	$29.7

Note: The return on plan assets represents the change in the unrealized gain (or loss) on assets still held at December 31.

A building block approach is employed for Northern Trust's U.S. pension plan in determining the long-term rate of return for plan assets. Historical markets and long-term historical relationships between equities, fixed income and other asset classes are studied using the widely-accepted capital market principle that assets with higher volatility generate a greater return over the long-run. Current market factors such as inflation expectations and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio rate of return is established with consideration given to diversification and rebalancing. The rate is reviewed against peer data and historical returns to verify the return is reasonable and appropriate. Based on this approach and the plan's target asset allocation, the expected long-term rate of return on assets as of the plan's December 31, 2011 measurement date was set at 8.00%.

Postretirement Health Care. Northern Trust maintains an unfunded postretirement health care plan. Employees retiring at age 55 or older under the provisions of the U.S. defined benefit plan who have attained 15 years of service may be eligible for subsidized postretirement health care coverage. The cost of this benefit is no longer subsidized by Northern Trust for new employee hires or employees who were under age 40 at December 31, 2002, employees who have not attained 15 years of service by their termination date and employees who were not at least age 55 with at least 15 years of service on December 31, 2011. The provisions of this plan may be changed further at the discretion of Northern Trust, which also reserves the right to terminate these benefits at any time.

The following tables set forth the postretirement health care plan status and amounts included in AOCI at December 31, the net periodic postretirement benefit cost of the plan for 2011 and 2010, and the change in the accumulated postretirement benefit obligation during 2011 and 2010.

PLAN STATUS

(In Millions)	2011	2010
Accumulated Postretirement Benefit Obligation at Measurement Date:		
Retirees and Dependents	**$31.8**	$29.4
Actives Eligible for Benefits	**22.7**	14.9
Actives Not Yet Eligible	**–**	7.0
Net Postretirement Benefit Liability	**$54.5**	$51.3

AMOUNTS INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE INCOME

(In Millions)	2011	2010
Net Actuarial Loss	**$10.9**	$ 13.0
Prior Service Benefit	**(8.0)**	(13.0)
Gross Amount in Accumulated Other Comprehensive Income	**2.9**	–
Income Tax Effect	**1.1**	–
Net Amount in Accumulated Other Comprehensive Income	**$ 1.8**	$ –

NET PERIODIC POSTRETIREMENT BENEFIT EXPENSE

(In Millions)	2011	2010	2009
Service Cost	**$ .4**	$ .8	$1.7
Interest Cost	**2.8**	2.8	3.7
Amortization			
Net Loss	**1.6**	2.0	.5
Transition Obligation	**–**	–	.5
Prior Service Benefit	**(5.2)**	(5.2)	(.1)
Net Periodic Postretirement Benefit Expense	**$ (.4)**	$ .4	$6.3

CHANGE IN ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION

(In Millions)	2011	2010
Beginning Balance	**$51.3**	$49.9
Service Cost	**.4**	.8
Interest Cost	**2.8**	2.8
Actuarial Loss (Gain)	**(.2)**	(.6)
Gross Benefits Paid	**(.4)**	(2.1)
Medicare Subsidy	**.6**	.5
Plan Change	**–**	–
Ending Balance	**$54.5**	$51.3

ESTIMATED FUTURE BENEFIT PAYMENTS

(In Millions)	TOTAL POSTRETIREMENT MEDICAL BENEFITS	EXPECTED PRESCRIPTION DRUG SUBSIDY AMOUNT
2012	**$ 3.7**	**$ (.6)**
2013	**4.2**	**(.7)**
2014	**4.5**	**(.8)**
2015	**4.6**	**(.9)**
2016	**4.7**	**(1.0)**
2017-2021	**22.4**	**(5.0)**

Net periodic postretirement benefit expense for 2012 is expected to include approximately $1.1 million related to the amortization from AOCI of the net loss, and to be decreased by $5.0 million related to the amortization from AOCI of the prior service benefit.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 4.75% at December 31, 2011 and 5.50% at December 31, 2010. For measurement purposes, an 8.50% annual increase in the cost of covered medical benefits and a 9.00% annual increase in the cost of covered prescription drug benefits were assumed for 2011. These rates are assumed to gradually decrease until they reach 5.00% in 2018 for medical and 2019 for prescription drugs. The health care cost trend rate assumption has an effect on the amounts reported. For example, increasing or decreasing the assumed health care trend rate by one percentage point in each year would have the following effect.

(In Millions)	1-PERCENTAGE POINT INCREASE	1-PERCENTAGE POINT DECREASE
Effect on Postretirement Benefit Obligation	$2.2	$(2.5)
Effect on Total Service and Interest Cost Components	.1	(.1)

Defined Contribution Plans. The Corporation and its subsidiaries maintain various defined contribution plans covering substantially all employees. The Corporation's contribution includes a matching component and a component contingent upon predetermined corporate performance-based objectives being met. The expense associated with defined contribution plans is charged to employee benefits and totaled $39.3 million in 2011, $46.5 million in 2010, and $47.0 million in 2009.

Note 23 – Share-Based Compensation Plans

Northern Trust recognizes as compensation expense the grant-date fair value of stock options and other equity based compensation granted to employees within the income statement using a fair value-based method.

Total compensation expense for share-based payment arrangements and the associated tax impacts were as follows for the periods presented:

	FOR THE YEAR ENDED DECEMBER 31,		
(In Millions)	2011	2010	2009
Stock Options	**$34.1**	$27.6	$ 27.9
Stock and Stock Unit Awards	**36.2**	25.1	19.7
Performance Stock Units	**–**	–	(22.2)
Total Share-Based Compensation Expense	**$70.3**	$52.7	$ 25.4
Tax Benefits Recognized	**$26.5**	$19.3	$ 9.3

As of December 31, 2011, there was $122.5 million of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Corporation's stock-based compensation plans. That cost is expected to be recognized as expense over a weighted-average period of approximately 3 years. Share-based compensation expense in 2009 includes the reversal of accruals related to performance stock units granted in 2008 and 2007 which were not expected to vest.

The Amended and Restated Northern Trust Corporation 2002 Stock Plan (the Plan) is administered by the Compensation and Benefits Committee (Committee) of the Board of Directors. All employees of the Corporation and its subsidiaries and all directors of the Corporation are eligible to receive awards under the Plan. The Plan provides for the grant of stock options, stock appreciation rights, stock awards, stock units and performance shares. As detailed below, grants are outstanding under both the Plan and The Northern Trust Corporation Amended 1992 Incentive Stock Plan (1992 Plan), a predecessor plan. The total number of shares of the Corporation's common stock authorized for issuance under the Plan is 40,000,000. As of December 31, 2011, shares available for future grant under the Plan totaled 12,423,266.

The following describes Northern Trust's share-based payment arrangements and applies to awards under the Plan and the 1992 Plan, as applicable.

Stock Options. Stock options consist of options to purchase common stock at prices not less than 100% of the fair value thereof on the date the options are granted. Options have a maximum ten-year life and generally vest and become exercisable in one to four years after the date of grant. In addition, all options may become exercisable upon a "change of control" as defined in the Plan or the 1992 Plan. All options terminate at such time as determined by the Committee and as provided in the terms and conditions of the respective option grants.

The weighted-average assumptions used for options granted during the years ended December 31 are as follows:

	2011	2010	2009
Expected Term (in Years)	**7.7**	7.4	6.8
Dividend Yield	**4.56%**	4.38%	3.51%
Expected Volatility	**43.2**	41.5	40.7
Risk Free Interest Rate	**2.94**	2.64	2.46

The expected term of options represents the period of time options granted are expected to be outstanding based primarily on the historical exercise behavior attributable to previous option grants. Dividend yield represents the estimated yield from dividends paid on the Corporation's common stock over the expected term of the options. Expected volatility is determined based on the historical daily volatility of Northern Trust's stock price over the most recent period equal to the expected term of the option. The risk free interest rate is based on the U.S. Treasury yield curve at the time of grant for a period equal to the expected term of the options granted.

The following table provides information about stock options granted, vested, and exercised in the years ended December 31.

(In Millions, Except Per Share Information)	2011	2010	2009
Weighted Average Grant-Date Per Share Fair Value of Stock Options Granted	**$15.26**	$14.45	$16.94
Grant-Date Fair Value of Stock Options Vested	**27.9**	26.7	18.4
Stock Options Exercised:			
Intrinsic Value as of Exercise Date	**1.5**	5.0	11.3
Cash Received	**5.4**	16.9	38.9
Tax Deduction Benefits Realized	**.5**	1.7	3.6

The following is a summary of changes in nonvested stock options for the year ended December 31, 2011.

NONVESTED SHARES	SHARES	WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE PER SHARE
Nonvested as December 31, 2010	**4,735,065**	**$15.89**
Granted	**2,380,933**	**15.26**
Vested	**(1,713,989)**	**16.30**
Forfeited or Cancelled	**(53,662)**	**15.43**
Nonvested at December 31, 2011	**5,348,347**	**$15.48**

A summary of the status of stock options under the Plan and the 1992 Plan at December 31, 2011, and changes during the year then ended, are presented in the table below.

($ In Millions Except Per Share Information)	SHARES	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE
Options Outstanding, December 31, 2010	**16,407,354**	**$53.78**		
Granted	**2,380,933**	**51.73**		
Exercised	**(149,385)**	**38.66**		
Forfeited, Expired or Cancelled	**(1,637,487)**	**66.65**		
Options Outstanding, December 31, 2011	**17,001,415**	**$52.39**	**5.0**	**$9.1**
Options Exercisable, December 31, 2011	**11,653,068**	**$51.80**	**3.5**	**$9.0**

Stock and Stock Unit Awards. Stock or stock unit awards may be granted by the Committee to participants which entitle them to receive a payment in the Corporation's common stock or cash under the terms of the Plan and such other terms and conditions as the Committee deems appropriate. Each stock unit provides the recipient the opportunity to receive one share of stock for each stock unit that vests. The stock units granted in 2011 predominately vest at a rate equal to 50% on the third anniversary date of the grant and 50% on the fourth anniversary date. Stock and stock unit grants totaled 995,176, 1,223,539, and 646,549, with weighted average grant-date fair values of $50.79, $50.67, and $56.07 per share, for the years ended December 31, 2011, 2010, and 2009, respectively. The total fair value of shares vested during the years ended December 31, 2011, 2010, and 2009, was $7.1 million, $19.1 million, and $25.6 million, respectively.

A summary of the status of outstanding stock and stock unit awards under the Plan and the 1992 Plan at December 31, 2011, and changes during the year then ended, is presented in the table below.

($ In Millions)	NUMBER	AGGREGATE INTRINSIC VALUE
Stock and Stock Unit Awards Outstanding, December 31, 2010	**2,144,510**	**$118.8**
Granted	**995,176**	
Distributed	**(179,812)**	
Forfeited	**(45,309)**	
Stock and Stock Unit Awards Outstanding, December 31, 2011	**2,914,565**	**$115.6**
Units Convertible, December 31, 2011	**105,498**	**$ 4.2**

The following is a summary of nonvested stock and stock unit awards at December 31, 2011, and changes during the year then ended.

NONVESTED STOCK AND STOCK UNITS	NUMBER	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE PER UNIT	WEIGHTED AVERAGE REMAINING VESTING TERM (YEARS)
Nonvested at December 31, 2010	**2,038,244**	**$54.41**	**2.7**
Granted	**995,176**	**50.79**	
Vested	**(179,044)**	**66.81**	
Forfeited	**(45,309)**	**54.99**	
Nonvested at December 31, 2011	**2,809,067**	**$52.33**	**2.4**

Director Stock Awards. In 2011, stock units with a total value of $1.1 million (22,188 stock units) that vest on the date of the 2012 annual meeting of the Corporation's stockholders were granted to non-employee directors. In 2010, stock units with a total value of $1.1 million (21,131 stock units) that vested on the date of the 2011 annual meeting of the Corporation's stockholders were granted to non-employee directors. Stock units granted to non-employee directors do not have voting rights. Each stock unit entitles a director to one share of common stock at vesting, unless a director elects to defer receipt of the shares. Directors may elect to defer the payment of their annual stock unit grant and cash-based compensation until termination of services as director. Amounts deferred are converted into stock units representing shares of common stock of the Corporation. Distributions of deferred stock units are made in stock. Distributions of the stock unit account that relate to cash-based compensation are made in cash based on the fair value of the stock units at the time of distribution.

Note 24 – Cash-Based Compensation Plans

Various incentive plans provide for cash incentives and bonuses to selected employees based upon accomplishment of corporate net income objectives, business unit goals, and individual performance. The estimated contributions to these plans are charged to compensation expense and totaled $176.7 million in 2011, $168.4 million in 2010, and $168.9 million in 2009.

Note 25 – Contingent Liabilities

Legal Proceedings. In the normal course of business, the Corporation and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions, including, but not limited to, actions brought on behalf of various claimants or classes of claimants, regulatory matters, employment matters, and challenges from tax authorities regarding the amount of taxes due. In certain of these actions and proceedings, claims for substantial monetary damages or adjustments to recorded tax liabilities are asserted.

Based on current knowledge, after consultation with legal counsel and after taking into account current accruals, management does not believe that losses, if any, arising from pending litigation or threatened legal actions or regulatory matters will have a material adverse effect on the consolidated financial position or liquidity of the Corporation, although such matters could have a material adverse effect on the Corporation's operating results for a particular period.

Under GAAP, (i) an event is "probable" if the "future event or events are likely to occur"; (ii) an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely"; and (iii) an event is "remote" if "the chance of the future event or events occurring is slight". Thus, references to the upper end of the range of reasonably possible loss for cases in which the Corporation is able to estimate a range of reasonably possible loss mean the upper end of the range of loss for cases for which the Corporation believes the risk of loss is more than remote.

For the reasons set out in this paragraph, the outcome of some matters is inherently difficult to predict and/or the range of loss cannot be reasonably estimated. This may be the case in matters that (i) will be decided by a jury, (ii) are in early stages, (iii) involve uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (iv) are subject to appeals or motions, (v) involve significant factual issues to be resolved, including with respect to the amount of damages, or (vi) seek very large damages based on novel and complex damage and liability legal theories. Accordingly, the Corporation cannot reasonably estimate the eventual outcome of these pending matters, the timing of their ultimate resolution, or what the eventual loss, fines or penalties, if any, related to each pending matter will be.

In accordance with applicable accounting guidance, the Corporation records accruals for litigation and regulatory matters when those matters present loss contingencies that are both probable and reasonably estimable. When loss contingencies are not both probable and reasonably estimable, the Corporation does not record accruals. No material accruals have been recorded for pending litigation or threatened legal actions or regulatory matters.

For a limited number of the matters for which a loss is reasonably possible in future periods, whether in excess of an accrued liability or where there is no accrued liability, the Corporation is able to estimate a range of possible loss. As of December 31, 2011, the Corporation has estimated the upper end of the range of reasonably possible losses for these matters to be approximately $32 million in the aggregate. This aggregate amount of reasonably possible loss is based upon currently available information and is subject to significant judgment and a variety of assumptions, and known and unknown uncertainties. The matters underlying the estimated range will change from time to time, and actual results will vary significantly from the current estimate.

In certain other pending matters, there may be a range of reasonably possible losses (including reasonably possible losses in excess of amounts accrued) that cannot be reasonably estimated for the reasons described above. The following is a description of the nature of certain of these matters.

As previously disclosed, a number of participants in our securities lending program, which is associated with the Corporation's asset servicing business, have commenced either individual lawsuits or putative class actions in which they claim, among other things, that we failed to exercise prudence in the investment management of the collateral received from the borrowers of the securities, resulting in losses that they seek to recover. The cases assert various contractual, statutory and common law claims, including claims for breach of fiduciary duty under common law and under the Employee Retirement Income Security Act (ERISA). Based on our review of these matters, we believe we operated our securities lending program prudently and appropriately. The Corporation has also been cooperating fully with an SEC investigation related to our securities lending program. At this stage of these proceedings, it is not possible for management to assess the probability of a material adverse outcome or reasonably estimate the amount of any potential loss.

On August 24, 2010, a lawsuit (hereinafter referred to as the "Securities Class Action") was filed in federal court in the Northern District of Illinois against the Corporation and three of its present or former officers, including the present and former Chief Executive Officers of the Corporation, on behalf of a purported class of purchasers of Corporation stock during the period from October 17, 2007 to October 20, 2009. The amended complaint alleges that during the purported class period the defendants violated Sections 10(b) and 20(a) of the Exchange Act by allegedly taking insufficient provisions for credit losses with respect to the Corporation's real estate loan portfolio and failing to make sufficient disclosures regarding its securities lending business. Plaintiff seeks compensatory damages in an unspecified amount. At this stage of the suit, it is not possible for management to assess the probability of a material adverse outcome or reasonably estimate the amount of any potential loss.

On September 7, 2010, a shareholder derivative lawsuit, purportedly brought on behalf of the Corporation, was filed in the Circuit Court of Cook County, Illinois against a number of the Corporation's current and former officers and directors. The Corporation is named as a nominal defendant. The complaint asserts that the individual defendants violated their fiduciary duties to the Corporation based upon substantially the same allegations made in the Securities Class Action complaint. Certain individual defendants are also alleged to have sold some of their holdings of Northern Trust Corporation stock while in possession of material nonpublic information. Plaintiff seeks compensatory damages in an unspecified amount from the individual defendants on behalf of the Corporation. The only relief sought against the Corporation is an order requiring the implementation of certain corporate governance procedures. On December 20, 2011, the court granted the Corporation's motion to dismiss the derivative lawsuit but gave plaintiff leave to file an amended complaint. Plaintiff elected, instead, to enter into an agreed order staying the derivative suit until the judge in the Securities Class Action rules on the Corporation's motion to dismiss that complaint.

Visa Membership. Northern Trust, as a member of Visa U.S.A. Inc. (Visa U.S.A.) and in connection with the 2007 initial public offering of Visa, Inc. (Visa), received shares of restricted stock in Visa, a portion of which was redeemed pursuant to a mandatory redemption. The proceeds of the redemption totaled $167.9 million and were recorded as a gain in 2008. The remaining Visa shares held by Northern Trust are recorded at their original cost basis of zero and have restrictions as to their sale or transfer.

Northern Trust, in conjunction with other member banks of Visa U.S.A., is obligated to indemnify Visa for losses resulting from certain indemnified litigation involving Visa and has been required to recognize, at its estimated fair value in accordance with GAAP, a guarantee liability arising from such litigation that has not yet settled.

During 2007, Northern Trust recorded charges and corresponding liabilities of $150 million relating to Visa indemnified litigation. Subsequently, Visa established an escrow account to cover the settlements of, or judgments in, indemnified litigation. The fundings by Visa of its escrow account have resulted in reductions of Northern Trust's Visa related indemnification liability and of the future realization of the value of outstanding shares of Visa common stock held by Northern Trust as a member bank of Visa U.S.A. Reductions of Northern Trust's indemnification liability totaling $23.1 million, $33.0 million, and $17.8 million were recorded in 2011, 2010, and 2009, respectively, which combined with a $76.1 million reduction recorded in 2008, fully eliminated the indemnification liability as of December 31, 2011. Northern Trust's net Visa related indemnification liability totaled $23.1 million at December 31, 2010.

While the ultimate resolution of outstanding Visa related litigation is highly uncertain and the estimation of any potential losses is highly judgmental, Northern Trust anticipates that the value of its remaining shares of Visa stock will be more than adequate to offset any remaining indemnification obligations related to Visa litigation.

Contingent Purchase Consideration. As discussed in further detail in Note 11 – Goodwill and Other Intangibles, in connection with the acquisitions consummated in 2011, contingent consideration was recorded relating to certain performance-related purchase price adjustments. The fair value of the contingent consideration at December 31, 2011 totaled $56.8 million.

Note 26 – Derivative Financial Instruments

Northern Trust is a party to various derivative financial instruments that are used in the normal course of business to meet the needs of its clients; as part of its trading activity for its own account; and as part of its risk management activities. These instruments include foreign exchange contracts, interest rate contracts, and credit default swap contracts.

Northern Trust's primary risks associated with these instruments is the possibility that interest rates, foreign exchange rates, or credit spreads could change in an unanticipated manner, resulting in higher costs or a loss in the underlying value of the instrument. These risks are mitigated by establishing limits, monitoring the level of actual positions taken against such established limits, and monitoring the level of any interest rate sensitivity gaps created by such positions. When establishing position limits, market liquidity and volatility, as well as experience in each market, are all taken into account.

The estimated credit risk associated with derivative instruments relates to the failure of the counterparty and the failure of Northern Trust to pay based on the contractual terms of the agreement, and is generally limited to the unrealized fair value gains and losses on these instruments, respectively. The amount of credit risk will increase or decrease during the lives of the instruments as interest rates, foreign exchange rates, or credit spreads fluctuate. This risk is controlled by limiting such activity to an approved list of counterparties and by subjecting such activity to the same credit and quality controls as are followed in lending and investment activities. Credit Support Annex agreements are currently in place with a number of counterparties which mitigate the aforementioned credit risk associated with derivative activity conducted with those counterparties by requiring that significant net unrealized fair value gains be supported by collateral placed with Northern Trust.

All derivative financial instruments, whether designated as hedges or not, are recorded on the consolidated balance sheet at fair value within other assets or other liabilities. As noted in the discussions below, the manner in which changes in the fair value of a derivative is accounted for in the consolidated statement of income depends on whether the contract has been designated as a hedge and qualifies for hedge accounting under GAAP. Northern Trust has elected to net derivative assets and liabilities when legally enforceable master netting agreements exist between Northern Trust and the counterparty. Derivative assets and liabilities recorded on the consolidated balance sheet were each reduced by $2,023.6 million and $1,818.2 million as of December 31, 2011 and 2010, respectively, as a result of master netting agreements in place. Derivative assets and liabilities recorded at December 31, 2011 also reflect reductions of $220.1 million and $257.4 million, respectively, as a result of cash collateral received from and deposited with derivative counterparties. This compares with reductions of derivative assets and liabilities of $2,622.3 million and $2,962.2 million, respectively, at December 31, 2010. Additional cash collateral received from and deposited with derivative counterparties totaling $72.3 million and $47.8 million, respectively, of as of December 31, 2011, and $9.9 million and $.5 million, respectively, as of December 31, 2010, were not offset against derivative assets and liabilities on the consolidated balance sheet as the amounts exceeded the net derivative positions with those counterparties.

Certain master netting agreements Northern Trust enters into with derivative counterparties contain credit-risk-related contingent features in which the counterparty has the option to declare Northern Trust in default and accelerate cash settlement of the net derivative liabilities with the counterparty in the event Northern Trust's credit rating falls below specified levels. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position was $.2 billion and $3.3 billion on December 31, 2011 and 2010, respectively. Cash collateral amounts deposited with derivative counterparties on those dates included $.1 billion and $2.9 billion, respectively, posted against these liabilities, resulting in a net maximum amount of termination payments that could have been required at December 31, 2011 and 2010 of $121.6 million and $387.1 million, respectively. Accelerated settlement of these liabilities would not have a material effect on the consolidated financial position or liquidity of Northern Trust.

Foreign Exchange Contracts are agreements to exchange specific amounts of currencies at a future date, at a specified rate of exchange. Foreign exchange contracts are entered into primarily to meet the foreign exchange needs of clients. Foreign exchange contracts are also used for trading purposes and risk management. For risk management purposes, Northern Trust currently uses foreign exchange contracts to reduce its exposure to changes in foreign exchange rates relating to certain forecasted non-functional currency denominated revenue and expenditure transactions, foreign currency denominated assets and liabilities, and net investments in non-U.S. affiliates.

Interest Rate Contracts include swap, option, and forward contracts. Interest rate swap contracts involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Northern Trust enters into interest rate swap contracts on behalf of its clients and also utilizes such contracts to reduce or eliminate the exposure to changes in the cash flows or fair value of hedged assets or liabilities due to changes in interest rates. Interest rate option contracts consist of caps, floors, and swaptions, and provide for the transfer or reduction of interest rate risk in exchange for a fee. Northern Trust enters into option contracts primarily as a seller of interest rate protection to clients. Northern Trust receives a fee at the outset of the agreement for the assumption of the risk of an unfavorable change in interest rates. This assumed interest rate risk is then mitigated by entering into an offsetting position with an outside counterparty. Northern Trust may also purchase option contracts for risk management purposes. Northern Trust enters into interest rate forward contracts to lend funds to a potential borrower at a specified interest rate within a specified period of time. These forward contracts are derivative instruments if the loans that will result from the exercise of the commitments will be held for sale.

Credit Default Swap Contracts are agreements to transfer credit default risk from one party to another in exchange for a fee. Northern Trust enters into credit default swaps with outside counterparties where the counterparty agrees to assume the underlying credit exposure of a specific Northern Trust commercial loan or loan commitment.

Client-Related and Trading Derivative Instruments. In excess of 97% of Northern Trust's derivatives outstanding at December 31, 2011 and 2010, measured on a notional value basis, relate to client-related and trading activities. These activities consist principally of providing foreign exchange services to clients in connection with Northern Trust's global custody business. However, in the normal course of business, Northern Trust also engages in trading of currencies for its own account.

The following table shows the notional amounts of client-related and trading derivative financial instruments. Notional amounts of derivative financial instruments do not represent credit risk, and are not recorded in the consolidated balance sheet. They are used merely to express the volume of this activity. Northern Trust's credit-related risk of loss is limited to the positive fair value of the derivative instrument, which is significantly less than the notional amount.

	DECEMBER 31, 2011			DECEMBER 31, 2010		
		FAIR VALUE			FAIR VALUE	
(In Millions)	NOTIONAL VALUE	ASSET	LIABILITY	NOTIONAL VALUE	ASSET	LIABILITY
Foreign Exchange Contracts	**$239,901.3**	**$3,062.1**	**$2,959.8**	$242,007.1	$5,747.9	$5,729.9
Interest Rate Option Contracts	**100.5**	**–**	**–**	126.1	.1	.1
Interest Rate Swap Contracts	**4,570.4**	**188.7**	**184.6**	4,301.7	151.2	148.4
Total	**$244,572.2**	**$3,250.8**	**$3,144.4**	$246,434.9	$5,899.2	$5,878.4

Changes in the fair value of client-related and trading derivative instruments are recognized currently in income. The following table shows the location and amount of gains and losses recorded in the consolidated statement of income for the years ended December 31, 2011 and 2010.

	LOCATION OF DERIVATIVE GAIN/(LOSS) RECOGNIZED IN INCOME	AMOUNT OF DERIVATIVE GAIN/(LOSS) RECOGNIZED IN INCOME	
(In Millions)		DECEMBER 31, 2011	DECEMBER 31, 2010
Foreign Exchange Contracts	Foreign Exchange Trading Income	**$324.5**	$382.2
Interest Rate Swap Contracts	Security Commissions and Trading Income	**5.9**	9.3
Total		**$330.4**	$391.5

Risk Management Instruments. Northern Trust uses derivative instruments to hedge its exposure to foreign currency, interest rate, and credit risk. Certain hedging relationships are formally designated and qualify for hedge accounting under GAAP as fair value, cash flow, or net investment hedges. Other derivatives that are entered into for risk management purposes as economic hedges are not formally designated as hedges and, therefore, are accounted for as trading instruments.

In order to qualify for hedge accounting, a formal assessment is performed on a calendar quarter basis to verify that derivatives used in designated hedging transactions continue to be highly effective in offsetting the changes in fair value or cash flows of the hedged item. If a derivative ceases to be highly effective, matures, is sold, or is terminated, or if a hedged forecasted transaction is no longer expected to occur, hedge accounting is terminated and the derivative is treated as if it were a trading instrument.

The following table identifies the types and classifications of derivative instruments designated as hedges and used by Northern Trust to manage risk, their notional and fair values, and the respective risks addressed.

(In Millions)	DERIVATIVE INSTRUMENT	RISK CLASSIFICATION	DECEMBER 31, 2011 NOTIONAL VALUE	DECEMBER 31, 2011 FAIR VALUE ASSET	DECEMBER 31, 2011 FAIR VALUE LIABILITY	DECEMBER 31, 2010 NOTIONAL VALUE	DECEMBER 31, 2010 FAIR VALUE ASSET	DECEMBER 31, 2010 FAIR VALUE LIABILITY
FAIR VALUE HEDGES								
Available for Sale Investment Securities	Interest Rate Swap Contracts	Interest Rate	**$2,172.0**	**$ 2.6**	**$46.8**	$ 860.0	$ 4.8	$14.9
Senior Notes and Long-Term Subordinated Debt	Interest Rate Swap Contracts	Interest Rate	**1,100.0**	**147.0**	**.5**	1,100.0	129.8	.4
CASH FLOW HEDGES								
Forecasted Foreign Currency Denominated Transactions	Foreign Exchange Contracts	Foreign Currency	**932.9**	**9.4**	**27.2**	935.3	19.3	15.2
NET INVESTMENT HEDGES								
Net Investments in Non-U.S. Affiliates	Foreign Exchange Contracts	Foreign Currency	**1,554.7**	**12.0**	**1.5**	1,390.1	13.0	18.3
Total			**$5,759.6**	**$171.0**	**$76.0**	$4,285.4	$166.9	$48.5

In addition to the above, Sterling denominated debt, totaling $241.2 million and $241.8 million at December 31, 2011 and 2010, respectively, was designated as a hedge of the foreign exchange risk associated with the net investment in certain non-U.S. affiliates.

Derivatives are designated as fair value hedges to limit Northern Trust's exposure to changes in the fair value of assets and liabilities due to movements in interest rates. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability attributable to the hedged risk are recorded currently in income.

The following table shows the location and amount of derivative gains and losses recorded in the consolidated statement of income related to fair value hedges for the years ended December 31, 2011 and 2010.

(In Millions)	DERIVATIVE INSTRUMENT	LOCATION OF DERIVATIVE GAIN/(LOSS) RECOGNIZED IN INCOME	AMOUNT OF DERIVATIVE GAIN/(LOSS) RECOGNIZED IN INCOME DECEMBER 31, 2011	AMOUNT OF DERIVATIVE GAIN/(LOSS) RECOGNIZED IN INCOME DECEMBER 31, 2010
Available for Sale Investment Securities	Interest Rate Swap Contracts	Interest Income	**(56.6)**	(13.3)
Senior Notes and Long-Term Subordinated Debt	Interest Rate Swap Contracts	Interest Expense	**194.4**	78.8
Total			**137.8**	65.5

Northern Trust applies the "shortcut" method of accounting, available under GAAP, to substantially all of its fair value hedges, which assumes there is no ineffectiveness in a hedge. As a result, changes recorded in the fair value of the hedged item are equal to the offsetting gain or loss on the derivative and are reflected in the same line item as the gain or loss. For fair value hedges that do not qualify for the "shortcut" method of accounting, Northern Trust utilizes regression analysis, a "long-haul" method of accounting, in assessing whether the hedging relationships are highly effective at inception and on an ongoing basis. There were $.3 million and $.2 million of changes recorded in the fair values of outstanding hedged items for such "long-haul" hedges during the years ended December 31, 2011 and 2010, respectively. There was $.9 million and $.1 million ineffectiveness recorded during the years ended December 31, 2011 and 2010, respectively, and no ineffectiveness recorded during the year ended December 31, 2009, for available for sale investment securities, senior notes, and subordinated debt.

Derivatives are also designated as cash flow hedges in order to minimize the variability in cash flows of earning assets or forecasted transactions caused by movements in interest or foreign exchange rates. The effective portion of changes in the fair value of such derivatives is recognized in AOCI, a component of stockholders' equity, and there is no change to the accounting for the hedged item. When the hedged forecasted transaction impacts earnings, balances in AOCI are reclassified to the same income or expense classification as the hedged item. Northern Trust assesses effectiveness using regression analysis for cash flow hedges of available for sale securities. Ineffectiveness is measured using the hypothetical derivative method. For cash flow hedges of forecasted foreign currency denominated revenue and expenditure transactions, Northern Trust closely matches all terms of the hedged item and the hedging derivative at inception and on an ongoing basis which limits hedge ineffectiveness. To the extent all terms are not perfectly matched, effectiveness is assessed using the dollar-offset method and any ineffectiveness is measured using the hypothetical derivative method. There was no ineffectiveness recognized in earnings for cash flow hedges during the years ended December 31, 2011, 2010 or 2009. As of December 31, 2011, twenty-three months is the maximum length of time over which the exposure to variability in future cash flows of forecasted foreign currency denominated transactions is being hedged.

The following table provides cash flow hedge derivative gains and losses recognized in AOCI and the amounts reclassified to earnings during the years ended December 31, 2011 and 2010.

(In Millions)	2011 FOREIGN EXCHANGE CONTRACTS	2010 FOREIGN EXCHANGE CONTRACTS
Net Gain/(Loss) Recognized in AOCI	**$(23.6)**	$46.7
Net Gain/(Loss) Reclassified from AOCI to Earnings		
Trust, Investment and Other Servicing Fees	**.6**	7.2
Other Operating Income	**(.1)**	.2
Interest Income	**(1.2)**	1.7
Interest Expense	**-**	.1
Compensation	**3.0**	(8.2)
Employee Benefits	**.9**	(2.1)
Equipment and Software Expense	**-**	(.1)
Occupancy Expense	**.5**	(1.1)
Other Operating Expense	**1.9**	(4.0)
Total	**$ 5.6**	$ (6.3)

During the year ended December 31, 2011 and 2010, none and $6.3 million, respectively, of net foreign exchange contract losses were reclassified into earnings as a result of the discontinuance of cash flow hedges as it was no longer probable that the original forecasted transactions would occur. It is estimated that a net loss of $10.3 million will be reclassified into earnings within the next twelve months relating to cash flow hedges.

Certain foreign exchange contracts and qualifying nonderivative instruments are designated as net investment hedges to minimize Northern Trust's exposure to variability in the foreign currency translation of net investments in non-U.S. branches and subsidiaries. The effective portion of changes in the fair value of the hedging instrument is recognized in AOCI consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to eliminate hedge ineffectiveness. As a result, no ineffectiveness was recorded for these hedges during the year ended December 31, 2011, 2010 or 2009. Amounts recorded in AOCI are reclassified to earnings only upon the sale or liquidation of an investment in a non-U.S. branch or subsidiary.

The following table provides net investment hedge gains and losses recognized in AOCI during the years ended December 31, 2011 and 2010.

	AMOUNT OF HEDGING INSTRUMENT GAIN/(LOSS) RECOGNIZED IN AOCI (BEFORE TAX)	
(In Millions)	**2011**	2010
Foreign Exchange Contracts	**$25.2**	$40.6
Sterling Denominated Subordinated Debt	**.5**	9.8
Sterling Denominated Senior Debt	**-**	10.5
Total	**$25.7**	$60.9

Derivatives not formally designated as hedges under GAAP are entered into for the purpose of managing the foreign currency risk of non-U.S. dollar denominated assets and liabilities, forecasted foreign currency denominated transactions and the credit risk and interest rate risk of loans and loan commitments. The following table identifies the types and classifications of risk management derivative instruments not formally designated as hedges, their notional and fair values, and the respective risks addressed.

			DECEMBER 31, 2011			DECEMBER 31, 2010		
				FAIR VALUE			FAIR VALUE	
(In Millions)	DERIVATIVE INSTRUMENT	RISK CLASSIFICATION	NOTIONAL VALUE	ASSET	LIABILITY	NOTIONAL VALUE	ASSET	LIABILITY
Commercial Loans and Loan Commitments	Credit Default Swap Contracts	Credit	**$ 60.5**	**$ .7**	**$ .1**	$149.5	$ –	$ 2.8
Loan Commitments	Forward Contracts	Interest Rate	**–**	**–**	**–**	14.3	.5	.2
Forecasted Foreign Currency Denominated Transactions	Foreign Exchange Contracts	Foreign Currency	**127.3**	**2.1**	**2.6**	616.1	12.3	16.2
Commercial Loans	Foreign Exchange Contracts	Foreign Currency	**84.3**	**1.3**	**.3**	60.6	.1	.9
Net Investments in Non-U.S. Affiliates	Foreign Exchange Contracts	Foreign Currency	**63.5**	**.4**	**.2**	61.3	.2	.8
Total			**$335.6**	**4.5**	**$3.2**	$901.8	13.1	$20.9

Changes in the fair value of derivative instruments not formally designated as hedges are recognized currently in income. The following table provides the location and amount of gains and losses recorded in the consolidated statement of income for the years ended December 31, 2011 and 2010.

		2011	2010
(In Millions)	LOCATION OF DERIVATIVE GAIN/(LOSS) RECOGNIZED IN INCOME	AMOUNT RECOGNIZED IN INCOME	AMOUNT RECOGNIZED IN INCOME
Credit Default Swap Contracts	Other Operating Income	**$ .9**	$ (1.7)
Forward Contracts	Other Operating Income	**.2**	.3
Foreign Exchange Contracts	Other Operating Income	**(7.0)**	(19.7)
Total		**$(5.9)**	$(21.1)

Note 27 – Off-Balance Sheet Financial Instruments

Commitments and Letters of Credit. Northern Trust, in the normal course of business, enters into various types of commitments and issues letters of credit to meet the liquidity and credit enhancement needs of its clients. The contractual amounts of these instruments represent the potential credit exposure should the instrument be fully drawn upon and the client default. To control the credit risk associated with entering into commitments and issuing letters of credit, Northern Trust subjects such activities to the same credit quality and monitoring controls as its lending activities.

Commitments and letters of credit consist of the following:

Legally Binding Commitments to Extend Credit generally have fixed expiration dates or other termination clauses. Since a significant portion of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future loans or liquidity requirements.

Commercial Letters of Credit are instruments issued by Northern Trust on behalf of its clients that authorize a third party (the beneficiary) to draw drafts up to a stipulated amount under the specified terms and conditions of the agreement. Commercial letters of credit are issued primarily to facilitate international trade.

Standby Letters of Credit obligate Northern Trust to meet certain financial obligations of its clients, if, under the contractual terms of the agreement, the clients are unable to do so. These instruments are primarily issued to support public and private financial commitments, including commercial paper, bond financing, initial margin requirements on futures exchanges, and similar transactions. Northern Trust is obligated to meet the entire financial obligation of these agreements and in certain cases is able to recover the amounts paid through recourse against collateral received or other participants.

The following table shows the contractual amounts of commitments and letters of credit.

COMMITMENTS AND LETTERS OF CREDIT

	DECEMBER 31	
(In Millions)	**2011**	2010
Legally Binding Commitments to Extend Credit*	**$28,702.2**	$27,229.5
Standby Letters of Credit**	**$ 4,293.4**	$ 4,344.7
Commercial Letters of Credit	**23.4**	32.8

** These amounts exclude $.5 billion and $1.6 billion of commitments participated to others at December 31, 2011 and 2010, respectively.*
*** These amounts include $608.2 million and $602.3 million of standby letters of credit secured by cash deposits or participated to others as of December 31, 2011 and 2010, respectively. The weighted average maturity of standby letters of credit was 27 months at December 31, 2011 and 20 months at December 31, 2010.*

Other Off-Balance Sheet Financial Instruments. As part of securities custody activities and at the direction of clients, Northern Trust lends securities owned by clients to borrowers who are reviewed and approved by the Senior Credit Committee. Borrowers are required to fully collateralize securities received with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100 percent of the fair value of the securities plus accrued interest, with revaluations of the collateral performed on a daily basis. In connection with these activities, Northern Trust has issued certain indemnifications to clients against loss that is a direct result of a borrower's failure to return securities when due, should the value of such securities exceed the value of the collateral required to be posted. The amount of securities loaned as of December 31, 2011 and 2010 subject to indemnification was $74.4 billion and $74.9 billion, respectively. Because of the credit quality of the borrowers and the requirement to fully collateralize securities borrowed, management believes that the exposure to credit loss from this activity is not significant and, therefore, no liability has been recorded relating to the indemnifications provided.

The Bank is a participating member of various cash, securities, and foreign exchange clearing and settlement organizations such as The Depository Trust Company in New York. It participates in these organizations on behalf of its clients and on its own behalf as a result of its own activities. A wide variety of cash and securities transactions are settled through these organizations, including those involving obligations of states and political subdivisions, asset-backed securities, commercial paper, dollar placements, and securities issued by the Government National Mortgage Association.

As a result of its participation in cash, securities, and foreign exchange clearing and settlement organizations, the Bank could be responsible for a pro rata share of certain credit-related losses arising out of the clearing activities. The method in which such losses would be shared by the clearing members is stipulated in each clearing organization's membership agreement. Credit exposure related to these agreements varies from day to day, primarily as a result of fluctuations in the volume of transactions cleared through the organizations. The estimated credit exposure at December 31, 2011 and 2010 was $80 million and $68 million, respectively, based on the membership agreements and clearing volume for those days. Controls related to these clearing transactions are closely monitored by management to protect the assets of Northern Trust and its clients.

Note 28 – Variable Interest Entities

Variable Interest Entities (VIEs) are defined within GAAP as entities which either have a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. Investors that finance a VIE through debt or equity interests, or other counterparties that provide other forms of support, such as guarantees, subordinated fee arrangements, or certain types of derivative contracts, are variable interest holders in the entity and the variable interest holder, if any, that has both the power to direct the activities that most significantly impact the entity and a variable interest that could potentially be significant to the entity is deemed to be the VIE's primary beneficiary and is required to consolidate the VIE.

Leveraged Leases. In leveraged leasing transactions, Northern Trust acts as lessor of the underlying asset subject to the lease and typically funds 20% of the asset's cost via an equity ownership in a trust with the remaining 80% provided by third party non-recourse debt holders. In such transactions, the trusts, which are VIEs, are created to provide the lessee use of the property with substantially all of the rights and obligations of ownership. The lessee's maintenance and operation of the leased property has a direct effect on the fair value of the underlying property, and the lessee also has the ability to increase the benefits it can receive and limit the losses it can suffer by the manner in which it uses the property. As a result, Northern Trust has determined that it is not the primary beneficiary of these VIEs given it lacks the power to direct the activities that most significantly impact the economic performance of the VIEs.

Northern Trust's maximum exposure to loss as a result of its involvement with the leveraged lease trust VIEs is limited to the carrying amounts of its leveraged lease investments. As of December 31, 2011 and 2010, the carrying amounts of these investments, which are included in loans and leases in the consolidated balance sheet, were $714.5 million and $782.3 million, respectively. Northern Trust's funding requirements relative to the VIEs are limited to its invested capital. Northern Trust has no other liquidity arrangements or obligations to purchase assets of the VIEs that would expose Northern Trust to a loss.

Tax Credit Structures. Northern Trust invests in affordable housing projects that are designed to generate a return primarily through the realization of tax credits. The affordable housing projects are formed as limited partnerships and LLCs, and Northern Trust typically invests as a limited partner/investor member in the form of equity contributions. The economic performance of the affordable housing projects, which are deemed to be VIEs, is driven by the performance of their underlying investment projects as well as the VIEs' ability to operate in compliance with the rules and regulations necessary for the qualification of tax credits generated by equity investments. Northern Trust has determined that it is not the primary beneficiary of any affordable housing projects as it lacks the power to direct the activities that most significantly impact the economic performance of the underlying project or to affect the VIEs' ability to operate in compliance with the rules and regulations necessary for the qualification of tax credits generated by equity investments. This power is held by the general partners and managing members who exercise full and exclusive control of the operations of the VIEs.

Northern Trust's maximum exposure to loss as a result of its involvement with the affordable housing projects is limited to the carrying amounts of its investments and any unfunded commitments. As of December 31, 2011 and 2010, the carrying amounts of these investments, which are included in other assets in the consolidated balance sheet, were $264.9 million and $265.4 million, respectively. As of December 31, 2011 and 2010, liabilities related to unfunded commitments, which are included in other liabilities in the consolidated balance sheet, were $44.5 million and $35.5 million, respectively. Northern Trust's funding requirements are limited to its invested capital and any additional unfunded commitments for future equity contributions. Northern Trust has no other liquidity arrangements or obligations to purchase assets of the affordable housing projects that would expose it to a loss.

Trust Preferred Securities. As discussed in further detail in Note 13 – Floating Rate Capital Debt, in 1997, Northern Trust issued Floating Rate Capital Securities, Series A and Series B, through NTC Capital I and NTC Capital II, respectively, statutory business trusts wholly-owned by the Corporation. The sole assets of the trusts are Subordinated Debentures of the Corporation that have the same interest rates and maturity dates as the corresponding distribution rates and redemption dates of the Floating Rate Capital Securities. NTC Capital I and NTC Capital II are considered VIEs; however, as the sole asset of each trust is a receivable from the Corporation and the proceeds to the Corporation from the receivable exceed the Corporation's investment in the VIEs' equity shares, the Corporation is not permitted to consolidate the trusts, even though the Corporation owns all of the voting equity shares of the trusts, has fully guaranteed the trusts' obligations, and has the right to redeem the preferred securities in certain circumstances. Northern Trust recognizes the subordinated debentures on its consolidated balance sheet as long-term liabilities.

Investment Funds. Northern Trust acts as asset manager for various funds in which clients of Northern Trust are investors. As an asset manager of funds, the Corporation earns a competitively priced fee that is based on assets managed and that varies with each fund's investment objective. Based on its analysis, Northern Trust has determined that it is not the primary beneficiary of these VIEs under GAAP.

In November 2011, Northern Trust purchased $90 million of securities at par from three investment funds (Funds). The net assets held by the Funds as of December 31, 2011 totaled $16.5 billion. The securities were purchased to avoid the risk of the Funds being downgraded which could force certain holders to liquidate their investments. Northern Trust incurred a pre-tax charge of $2 million in connection with these actions and has no further obligations related to these actions as of December 31, 2011. Any potential future support would be evaluated based upon the specific facts and circumstances and with careful consideration as to the potential impact on Northern Trust's ability to maintain its well-capitalized status and meet its operational needs.

Under GAAP, the above actions reflect Northern Trust's implicit interest in the credit risk of the affected Funds. Implicit interests are required to be considered when determining the primary beneficiary of a variable interest entity. The Funds were designed to create and pass to investors interest rate and credit risk. In determining whether Northern Trust is the primary beneficiary of these Funds, an expected loss calculation based on the characteristics of the underlying investments in the Funds is used to estimate the expected losses related to interest rate and credit risk, while also considering the relative rights and obligations of each of the variable interest holders. This analysis concluded that interest rate risk is the primary driver of expected losses within the Funds. As such, Northern Trust has determined that it is not the primary beneficiary of the Funds and is not required to consolidate them within its consolidated balance sheet. As Northern Trust has no current plans to provide any support additional to that which is noted above, the maximum exposure to loss from its implicit interest in the Funds is $88.4 million, which represents the fair value of the securities acquired from the Funds as of December 31, 2011.

In 2008, Northern Trust entered into CSAs with certain investment funds (CSA Funds) which held notes, asset backed securities, and other instruments whose values had been adversely impacted by widening risk premiums and liquidity spreads and significant rating agency downgrades. Northern Trust entered into the CSAs to assist the CSA Funds in maintaining net asset values of $1.00 in order to provide financial stability to the CSA Funds and investors in the CSA Funds. The CSAs also allowed the registered funds to hold assets that had fallen to below investment grade, thus avoiding a forced sale in an inactive market.

In 2009, all CSAs expired in connection with the final settlements of covered securities, and as such, Northern Trust's maximum exposure to loss as of December 31, 2009 was zero. During 2009, final cash payments totaling $204.8 million were made under the CSAs and reductions of other operating expenses totaling $109.3 million were recorded to reflect the difference between the actual cash payments made and the recorded liability as of December 31, 2008. However, under prior accounting standards the CSA Funds were considered VIEs and the CSAs reflected Northern Trust's implicit variable interest in the credit risk of the affected CSA Funds. The CSA Funds were designed to create and pass to investors interest rate and credit risk. In determining whether Northern Trust was the primary beneficiary of the CSA Funds during the period in which the CSAs were in place, expected loss calculations based on the characteristics of the underlying investments in the CSA Funds were used to estimate the expected losses related to interest rate and credit risk, while also considering the relative rights and obligations of each of the variable interest holders. These analyses concluded that interest rate risk was the primary driver of expected losses within the CSA Funds. As such, Northern Trust determined that it was not the primary beneficiary of the CSA Funds and was not required to consolidate them within its consolidated balance sheet.

Note 29 – Pledged and Restricted Assets

Certain of Northern Trust's subsidiaries, as required or permitted by law, pledge assets to secure public and trust deposits, repurchase agreements, Federal Home Loan Bank borrowings, and for other purposes. On December 31, 2011, securities and loans totaling $27.9 billion ($21.5 billion of government sponsored agency and other securities, $460.2 million of obligations of states and political subdivisions, and $6.0 billion of loans), were pledged. Collateral required for these purposes totaled $4.8 billion. Included in the total pledged assets are available for sale securities with a total fair value of $1.2 billion which were pledged as collateral for agreements to repurchase securities sold transactions. The secured parties to these transactions have the right to repledge or sell these securities.

Northern Trust is permitted to repledge or sell collateral accepted from agreements to resell securities purchased transactions. The total fair value of accepted collateral as of December 31, 2011 was $74.7 million. There was no repledged or sold collateral as of December 31, 2011.

Deposits maintained to meet Federal Reserve Bank reserve requirements averaged $429.9 million in 2011.

Note 30 – Restrictions on Subsidiary Dividends and Loans or Advances

Provisions of state and federal banking laws restrict the amount of dividends that can be paid to the Corporation by its banking subsidiaries. Under applicable state and federal laws, at a minimum no dividends may be paid in an amount greater than the net or undivided profits (as defined by regulatory agencies) then on hand, subject to other applicable and potentially more restrictive laws that may vary from state to state. Federal Reserve Board rules provide that no state bank that is a Federal Reserve System member may declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds its net profits for that year, combined with its retained net profits for the preceding two years, unless the dividend has been approved by the Federal Reserve Board. The Bank is subject to this requirement. The Bank is also prohibited under federal law from paying any dividends if the Bank is undercapitalized or if the payment of the dividends would cause the Bank to become undercapitalized. In addition, the federal regulatory agencies are authorized to prohibit a bank or bank holding company from engaging in an unsafe or unsound banking practice. The payment of dividends could, depending on the financial condition of the Bank, be deemed to constitute an unsafe or unsound practice. In addition, state laws may restrict to different degrees the amount of dividends that may be paid without state regulatory approval. Based on these restrictions, the Corporation's banking subsidiaries, without regulatory approval, could declare dividends during 2012 equal to their 2012 eligible net profits (as defined by regulatory agencies) plus $1.26 billion. The ability of each banking subsidiary to pay dividends to the Corporation may be further restricted going forward as a result of regulatory policies and guidelines, including regulations issued pursuant to the Dodd-Frank Act, relating to dividend payments and capital adequacy.

On November 22, 2011, the Federal Reserve Board issued a final rule implementing the requirement of the Dodd-Frank Act that top-tier bank holding companies domiciled in the U.S. with total consolidated assets of $50 billion or more, including the Corporation, submit annual capital plans to the Federal Reserve Board for review. Under the final rule, the Federal Reserve Board will annually evaluate institutions' capital adequacy, internal capital adequacy assessment processes, and their plans to make capital distributions, such as dividend payments or stock repurchases. The Federal Reserve Board will approve dividend increases or other capital distributions only for companies whose capital plans are approved by supervisors and are able to demonstrate sufficient financial strength to operate as successful financial intermediaries under stressed macroeconomic and financial market scenarios, after making the desired capital distributions.

State and federal laws limit the transfer of funds by the Bank to the Corporation and certain of its affiliates in the form of loans or extensions of credit, investments, derivative transactions, repurchase agreements, reverse repurchase agreements, securities lending or borrowing transactions or purchases of assets. Transfers of this kind to the Corporation or a nonbanking subsidiary by the Bank are each limited to 10% of the Bank's capital and surplus with respect to each affiliate and to 20% in the aggregate, and are also subject to certain collateral requirements and other restrictions on covered transactions. These transactions, as well as other transactions between the Bank and the Corporation or its affiliates, must also be on terms substantially the same as, or at least as favorable as, those prevailing at the time for comparable transactions with non-affiliated companies or, in the absence of comparable transactions, on terms, or under circumstances, including credit standards, that would be offered to, or would apply to, non-affiliated companies.

Note 31 – Business Units and Related Information

Northern Trust is organized around its two principal client-focused business units, C&IS and PFS. Investment management services and products are provided to the clients of these business units and to other U.S. and non-U.S. clients by NTGI. Operating and systems support is provided to each of the business units by the O&T business unit. The revenue and expenses of NTGI are fully allocated to C&IS and PFS. The revenue and expenses of O&T are fully allocated to C&IS, PFS, and Treasury and Other.

C&IS and PFS results are presented to promote a greater understanding of their financial performance. The information, presented on an internal management-reporting basis as opposed to GAAP which is used for consolidated financial reporting purposes, derives from internal accounting systems that support Northern Trust's strategic objectives and management structure. The accounting policies used for management reporting are consistent with those described in Note 1 – Summary of Significant Accounting Policies.

The following tables show the earnings contribution of Northern Trust's business units for the years ended December 31, 2011, 2010, and 2009.

CORPORATE AND INSTITUTIONAL SERVICES RESULTS OF OPERATIONS

(In Millions)	2011	2010	2009
NONINTEREST INCOME			
Trust, Investment and Other Servicing Fees	**$ 1,196.4**	$ 1,175.1	$ 1,236.8
Other	**485.4**	522.7	571.3
Net Interest Income (FTE)*	**282.5**	271.8	416.0
Revenue (FTE)*	**1,964.3**	1,969.6	2,224.1
Provision for Credit Losses	**(20.5)**	(16.1)	30.7
Noninterest Expense	**1,522.4**	1,328.9	1,200.6
Income before Income Taxes*	**462.4**	656.8	992.8
Provision for Income Taxes*	**168.3**	222.4	350.8
Net Income	**$ 294.1**	$ 434.4	$ 642.0
Percentage of Consolidated Net Income	**49%**	65%	74%
Average Assets	**$47,533.7**	$38,749.3	$38,117.1

PERSONAL FINANCIAL SERVICES RESULTS OF OPERATIONS

(In Millions)	2011	2010	2009
NONINTEREST INCOME			
Trust, Investment and Other Servicing Fees	**$ 973.1**	$ 906.8	$ 847.0
Other	**128.5**	133.3	138.7
Net Interest Income (FTE)*	**613.7**	591.8	538.1
Revenue (FTE)*	**1,715.3**	1,631.9	1,523.8
Provision for Credit Losses	**75.5**	176.1	184.3
Noninterest Expense	**1,214.9**	1,103.0	1,044.6
Income before Income Taxes*	**424.9**	352.8	294.9
Provision for Income Taxes*	**168.7**	132.8	112.4
Net Income	**$ 256.2**	$ 220.0	$ 182.5
Percentage of Consolidated Net Income	**42%**	33%	21%
Average Assets	**$23,861.5**	$23,564.5	$24,534.8

TREASURY AND OTHER RESULTS OF OPERATIONS

(In Millions)	2011	2010	2009
Other Noninterest Income	**$ (22.6)**	$ (8.9)	$ (6.7)
Net Interest Income (FTE)*	**153.1**	94.2	85.9
Revenue (FTE)*	**130.5**	85.3	79.2
Visa Indemnification Benefits	**(23.1)**	(33.0)	(17.8)
Noninterest Expense (Excluding Visa Indemnification Benefits)	**117.0**	99.0	89.3
Income before Income Taxes*	**36.6**	19.3	7.7
Provision (Benefit) for Income Taxes*	**(16.7)**	4.2	(32.0)
Net Income	**$ 53.3**	$ 15.1	$ 39.7
Percentage of Consolidated Net Income	**9%**	2%	5%
Average Assets	**$20,552.7**	$13,694.4	$11,662.3

CONSOLIDATED FINANCIAL INFORMATION

(In Millions)	2011	2010	2009
NONINTEREST INCOME			
Trust, Investment and Other Servicing Fees	**$ 2,169.5**	$ 2,081.9	$ 2,083.8
Other	**591.3**	647.1	703.3
Net Interest Income (FTE)*	**1,049.3**	957.8	1,040.0
Revenue (FTE)*	**3,810.1**	3,686.8	3,827.1
Provision for Credit Losses	**55.0**	160.0	215.0
Visa Indemnification Benefits	**(23.1)**	(33.0)	(17.8)
Noninterest Expense (Excluding Visa Indemnification Benefits)	**2,854.3**	2,530.9	2,334.5
Income before Income Taxes*	**923.9**	1,028.9	1,295.4
Provision for Income Taxes*	**320.3**	359.4	431.2
Net Income	**$ 603.6**	$ 669.5	$ 864.2
Average Assets	**$91,947.9**	$76,008.2	$74,314.2

** Stated on an FTE basis. The consolidated figures include $40.2 million, $39.1 million, and $40.2 million, of FTE adjustment for 2011, 2010, and 2009, respectively.*

Northern Trust's international activities are centered in the global custody, treasury management, foreign exchange, asset servicing, asset management, and commercial banking businesses. The operations of Northern Trust are managed on a business unit basis and include components of both U.S and non-U.S. source income and assets. Non-U.S. source income and assets are not separately identified in Northern Trust's internal management reporting system. However, Northern Trust is required to disclose non-U.S. activities based on the domicile of the customer. Due to the complex and integrated nature of Northern Trust's activities, it is impossible to segregate with precision revenues, expenses and assets between U.S. and non-U.S. domiciled customers. Therefore, certain subjective estimates and assumptions have been made to allocate revenues, expenses and assets between U.S. and non-U.S. operations.

For purposes of this disclosure, all foreign exchange trading income has been allocated to non-U.S. operations. Interest expense is allocated to non-U.S. operations based on specifically matched or pooled funding. Allocations of indirect noninterest expenses related to non-U.S. activities are not significant, but when made, are based on various methods such as time, space, and number of employees.

The table below summarizes international performance based on the allocation process described above without regard to guarantors or the location of collateral. The U.S. performance includes the impacts of benefits totaling $23.1 million, $33.0 million, and $17.8 million recorded in 2011, 2010 and 2009, respectively, from reductions in the Visa indemnification liability.

DISTRIBUTION OF TOTAL ASSETS AND OPERATING PERFORMANCE

(In Millions)	TOTAL ASSETS	TOTAL REVENUE*	INCOME BEFORE INCOME TAXES	NET INCOME
2011				
Non-U.S.	**$ 28,625.2**	**$1,084.8**	**$ 284.4**	**$199.3**
U.S.	**71,598.5**	**2,685.1**	**599.3**	**404.3**
Total	**$100,223.7**	**$3,769.9**	**$ 883.7**	**$603.6**
2010				
Non-U.S.	$ 24,472.9	$ 980.9	$ 325.1	$ 229.3
U.S.	59,371.0	2,666.8	664.7	440.2
Total	$ 83,843.9	$ 3,647.7	$ 989.8	$ 669.5
2009				
Non-U.S.	$ 19,253.2	$ 1,086.9	$ 445.4	$ 305.8
U.S.	62,888.3	2,700.0	809.8	558.4
Total	$ 82,141.5	$ 3,786.9	$1,255.2	$ 864.2

* *Revenue is comprised of net interest income and noninterest income.*

Note 32 – Regulatory Capital Requirements

Northern Trust and its U.S. subsidiary banks are subject to various regulatory capital requirements administered by the federal bank regulatory authorities. Under these requirements, banks must maintain specific ratios of total and tier 1 capital to risk-weighted assets and of tier 1 capital to average quarterly assets in order to be classified as "well capitalized." The regulatory capital requirements impose certain restrictions upon banks that meet minimum capital requirements but are not "well capitalized" and obligate the federal bank regulatory authorities to take "prompt corrective action" with respect to banks that do not maintain such minimum ratios. Such prompt corrective action could have a direct material effect on a bank's financial statements.

As of December 31, 2011 and 2010, Northern Trust's U.S. subsidiary banks had capital ratios above the level required for classification as a "well capitalized" institution and had not received any regulatory notification of a lower classification. Additionally, Northern Trust's subsidiary banks located outside the U.S. are subject to regulatory capital requirements in the jurisdictions in which they operate. As of December 31, 2011 and 2010, Northern Trust's non-U.S. banking subsidiaries had capital ratios above their specified minimum requirements. On October 1, 2011, the Corporation merged its national bank subsidiary, Northern Trust, NA, and federal savings bank, Northern Trust Bank, FSB, with and into the Bank.

There are no conditions or events since December 31, 2011 that management believes have adversely affected the capital categorization of any Northern Trust subsidiary bank.

The table below summarizes the risk-based capital amounts and ratios for Northern Trust and for each of its U.S. subsidiary banks whose net income for 2011 or 2010 exceeded 10% of the consolidated total.

($ In Millions)	ACTUAL AMOUNT	ACTUAL RATIO	MINIMUM TO QUALIFY AS WELL CAPITALIZED AMOUNT	MINIMUM TO QUALIFY AS WELL CAPITALIZED RATIO
AS OF DECEMBER 31, 2011				
Total Capital to Risk-Weighted Assets				
Consolidated	**$8,065**	**14.2%**	**$5,667**	**10.0%**
The Northern Trust Company	**7,763**	**13.8**	**5,631**	**10.0**
Tier 1 Capital to Risk-Weighted Assets				
Consolidated	**7,105**	**12.5**	**3,400**	**6.0**
The Northern Trust Company	**6,603**	**11.7**	**3,378**	**6.0**
Tier 1 Capital (to Fourth Quarter Average Assets)				
Consolidated	**7,105**	**7.3**	**4,865**	**5.0**
The Northern Trust Company	**6,603**	**6.8**	**4,852**	**5.0**
AS OF DECEMBER 31, 2010				
Total Capital to Risk-Weighted Assets				
Consolidated	$ 8,036	15.6%	$ 5,147	10.0%
The Northern Trust Company	6,440	16.2	3,978	10.0
Northern Trust, NA	1,461	13.9	1,050	10.0
Tier 1 Capital to Risk-Weighted Assets				
Consolidated	6,977	13.6	3,088	6.0
The Northern Trust Company	5,293	13.3	2,387	6.0
Northern Trust, NA	1,301	12.4	630	6.0
Tier 1 Capital (to Fourth Quarter Average Assets)				
Consolidated	6,977	8.8	3,983	5.0
The Northern Trust Company	5,293	8.0	3,323	5.0
Northern Trust, NA	1,301	10.8	602	5.0

The current risk-based capital guidelines that apply to the Corporation and the Bank, commonly referred to as Basel I, are based upon the 1988 capital accord of the International Basel Committee on Banking Supervision (Basel Committee), a committee of central banks and bank supervisors, as implemented by the Federal Reserve Board.

The Corporation also is subject to the Basel II framework for risk-based capital adequacy. The U.S. bank regulatory agencies have issued final rules with respect to implementation of the Basel II framework. Under the final Basel II rules, the Corporation is one of a small number of "core" banking organizations. As a result, the Corporation and the Bank will be required to use the advanced approaches under Basel II for calculating risk-based capital related to credit risk and operational risk, instead of the methodology reflected in the regulations effective prior to adoption of Basel II. The rules also require core banking organizations to have rigorous processes for assessing overall capital adequacy in relation to their total risk profiles, and to publicly disclose certain information about their risk profiles and capital adequacy.

The Corporation has for several years been preparing to comply with the advanced approaches of the Basel II framework. The Corporation is also addressing issues related to implementation timing differences between the U.S. and other jurisdictions, to ensure that the Corporation and its depository institution subsidiaries comply with regulatory requirements and expectations in all jurisdictions where they operate.

In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, known as Basel III. The Basel III calibration and phase-in arrangements were previously endorsed by the Seoul G20 Leaders Summit in November 2010, and will be subject to individual adoption by member nations, including the U.S. The federal banking agencies could implement changes to the current capital adequacy standards applicable to the Corporation and the Bank in light of Basel III.

Note 33 – Northern Trust Corporation (Corporation only)

Condensed financial information is presented below. Investments in wholly-owned subsidiaries are carried on the equity method of accounting.

CONDENSED BALANCE SHEET

(In Millions)	DECEMBER 31 2011	2010
ASSETS		
Cash on Deposit with Subsidiary Bank	**$ 6.5**	$ 6.8
Time Deposits with Subsidiary Banks	**1,269.2**	1,561.2
Securities	**97.1**	118.2
Advances to Wholly-Owned Subsidiaries – Banks	**1,035.0**	285.0
– Nonbank	**5.0**	5.0
Investments in Wholly-Owned Subsidiaries – Banks	**6,890.6**	6,855.1
– Nonbank	**152.6**	121.2
Buildings and Equipment	**3.4**	3.4
Other Assets	**373.3**	339.5
Total Assets	**$9,832.7**	$9,295.4
LIABILITIES		
Long-Term Debt	**$2,126.7**	$1,896.1
Floating Rate Capital Debt	**276.9**	276.9
Other Liabilities	**311.8**	292.1
Total Liabilities	**2,715.4**	2,465.1
STOCKHOLDERS' EQUITY		
Common Stock	**408.6**	408.6
Additional Paid-in Capital	**977.5**	920.0
Retained Earnings	**6,302.3**	5,972.1
Accumulated Other Comprehensive Loss	**(345.6)**	(305.3)
Treasury Stock	**(225.5)**	(165.1)
Total Stockholders' Equity	**7,117.3**	6,830.3
Total Liabilities and Stockholders' Equity	**$9,832.7**	$9,295.4

CONDENSED STATEMENT OF INCOME

(In Millions)	2011	FOR THE YEAR ENDED DECEMBER 31 2010	2009
OPERATING INCOME			
Dividends – Bank Subsidiaries	**$500.0**	$ –	$410.0
– Nonbank Subsidiaries	**5.1**	67.2	25.6
Intercompany Interest and Other Charges	**19.8**	11.4	10.1
Interest and Other Income	**13.3**	6.9	13.7
Total Operating Income	**538.2**	85.5	459.4
OPERATING EXPENSES			
Interest Expense	**66.9**	50.8	45.7
Other Operating Expenses	**12.6**	15.4	(93.2)
Total Operating Expenses	**79.5**	66.2	(47.5)
Income (Loss) before Income Taxes and Equity in Undistributed Net Income of Subsidiaries	**458.7**	19.3	506.9
Benefit (Expense) for Income Taxes	**24.8**	23.0	(25.0)
Income (Loss) before Equity in Undistributed Net Income of Subsidiaries	**483.5**	42.3	481.9
Equity in Undistributed Net Income of Subsidiaries – Banks	**71.0**	636.9	364.7
– Nonbank	**49.1**	(9.7)	17.6
Net Income	**$603.6**	$669.5	$864.2
Net Income Applicable to Common Stock	**$603.6**	$669.5	$753.1

CONDENSED STATEMENT OF CASH FLOWS

(In Millions)	FOR THE YEAR ENDED DECEMBER 31 2011	2010	2009
OPERATING ACTIVITIES:			
Net Income	**$ 603.6**	$ 669.5	$ 864.2
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:			
Equity in Undistributed Net Income of Subsidiaries	**(120.1)**	(620.9)	(382.2)
Decrease in Prepaid Expenses	**.2**	1.2	2.0
Client Support-Related Charges (Benefit)	**–**	–	(109.3)
Capital Support Agreement Payments	**–**	–	(204.8)
Increase (Decrease) in Accrued Income Taxes	**28.5**	61.8	283.6
Other, net	**(41.2)**	(13.3)	20.4
Net Cash Provided by Operating Activities	**471.0**	98.3	473.9
INVESTING ACTIVITIES:			
Net Increase in Time Deposits with Banks	**292.1**	(77.2)	(268.0)
Purchases of Securities – Available for Sale	**(91.4)**	(109.7)	–
Proceeds from Sale, Maturity and Redemption of Securities – Available for Sale	**105.4**	4.7	411.8
Net Increase in Capital Investments in Subsidiaries	**(.5)**	(204.8)	(42.0)
Advances to Wholly-Owned Subsidiaries	**(750.0)**	–	–
Other, net	**–**	(.9)	(7.9)
Net Cash Provided by (Used in) Investing Activities	**(444.4)**	(387.9)	93.9
FINANCING ACTIVITIES:			
Net Increase in Senior Notes	**250.0**	497.2	500.0
Proceeds from Common Stock Issuance	**–**	–	834.1
Redemption of Preferred Stock – Series B	**–**	–	(1,576.0)
Cash Dividends Paid on Preferred Stock	**–**	–	(46.6)
Repurchase of Warrant to Purchase Common Stock	**–**	–	(87.0)
Treasury Stock Purchased	**(79.0)**	(5.9)	(10.7)
Cash Dividends Paid on Common Stock	**(273.7)**	(273.2)	(260.3)
Net Proceeds from Stock Options	**75.6**	70.6	38.9
Other, net	**.1**	1.2	23.8
Net Cash Provided by (Used in) Financing Activities	**(27.0)**	289.9	(583.8)
Net Change in Cash on Deposit with Subsidiary Bank	**(.4)**	.3	(16.0)
Cash on Deposit with Subsidiary Bank at Beginning of Year	**6.8**	6.5	22.5
Cash on Deposit with Subsidiary Bank at End of Year	**$ 6.4**	$ 6.8	$ 6.5

THE STOCKHOLDERS AND BOARD OF DIRECTORS OF NORTHERN TRUST CORPORATION:

We have audited the accompanying consolidated balance sheet of Northern Trust Corporation and subsidiaries (Northern Trust) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of Northern Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northern Trust Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Northern Trust Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2012 expressed an unqualified opinion on the effectiveness of Northern Trust Corporation's internal control over financial reporting.

KPMG LLP

CHICAGO, ILLINOIS
FEBRUARY 24, 2012

AVERAGE STATEMENT OF CONDITION WITH ANALYSIS OF NET INTEREST INCOME

(INTEREST AND RATE ON A TAXABLE EQUIVALENT BASIS)

($ In Millions)	2011 INTEREST	2011 AVERAGE BALANCE	2011 RATE	2010 INTEREST	2010 AVERAGE BALANCE	2010 RATE
AVERAGE EARNING ASSETS						
Federal Funds Sold and Resell Agreements	**$ .2**	**$ 261.0**	**.09%**	$ .5	$ 293.9	.18%
Interest-Bearing Deposits with Banks	**192.8**	**17,124.5**	**1.13**	134.6	14,599.7	.92
Federal Reserve Deposits and Other Interest-Bearing	**28.3**	**10,610.2**	**.27**	13.5	5,598.2	.24
Securities						
U.S. Government	**23.4**	**1,766.5**	**1.32**	1.1	162.0	.67
Obligations of States and Political Subdivisions	**40.4**	**605.6**	**6.67**	47.4	726.9	6.52
Government Sponsored Agency	**102.4**	**14,290.0**	**.72**	116.6	11,802.2	.99
Other	**117.8**	**9,744.3**	**1.21**	84.7	7,168.1	1.18
Total Securities	**284.0**	**26,406.4**	**1.08**	249.8	19,859.2	1.26
Loans and Leases	**943.5**	**28,346.7**	**3.33**	937.4	27,514.4	3.41
Total Earning Assets	**$1,448.8**	**$82,748.8**	**1.75%**	$1,335.8	$67,865.4	1.97%
Allowance for Credit Losses Assigned to Loans and Leases	**-**	**(305.3)**	**-**	–	(313.0)	–
Cash and Due from Banks	**-**	**3,845.3**	**-**	–	2,788.4	–
Buildings and Equipment	**-**	**500.7**	**-**	–	534.7	–
Client Security Settlement Receivables	**-**	**429.1**	**-**	–	399.7	–
Goodwill	**-**	**466.0**	**-**	–	396.3	–
Other Assets	**-**	**4,263.3**	**-**	–	4,336.7	–
Total Assets	**$ -**	**$91,947.9**	**-%**	$ –	$76,008.2	–%
AVERAGE SOURCE OF FUNDS						
Deposits						
Savings and Money Market	**$ 26.0**	**$14,297.6**	**.18%**	$ 34.9	$13,049.5	.27%
Savings Certificates and Other Time	**27.8**	**3,605.4**	**.77**	40.4	3,704.6	1.09
Non-U.S. Offices – Interest-Bearing	**176.1**	**39,973.5**	**.44**	125.7	29,968.4	.42
Total Interest-Bearing Deposits	**229.9**	**57,876.5**	**.40**	201.0	46,722.5	.43
Short-Term Borrowings	**8.2**	**4,466.8**	**.18**	11.2	5,849.5	.19
Senior Notes	**64.4**	**1,983.3**	**3.25**	48.6	1,509.0	3.22
Long-Term Debt	**94.6**	**2,446.3**	**3.87**	114.8	2,821.6	4.07
Floating Rate Capital Debt	**2.4**	**276.9**	**.88**	2.4	276.8	.87
Total Interest-Related Funds	**399.5**	**67,049.8**	**.60%**	378.0	57,179.4	.66
Interest Rate Spread	**-**	**-**	**1.15**	–	–	1.31
Demand and Other Noninterest-Bearing Deposits	**-**	**14,569.9**	**-**	–	8,860.6	–
Other Liabilities	**-**	**3,304.0**	**-**	–	3,333.8	–
Stockholders' Equity	**-**	**7,024.2**	**-**	–	6,634.4	–
Total Liabilities and Stockholders' Equity	**-**	**$91,947.9**	**-**	–	76,008.2	–
Net Interest Income/Margin (FTE Adjusted)	**$1,049.3**	**-**	**1.27%**	$ 957.8	–	1.41%
Net Interest Income/Margin (Unadjusted)	**$1,009.1**	**-**	**1.22%**	$ 918.7	–	1.35%
Net Interest Income/Margin Components						
U.S.	**$ 911.2**	**$59,053.7**	**1.54%**	$ 863.6	$49,776.5	1.73%
Non-U.S.	**138.1**	**23,695.1**	**.58**	94.2	18,088.9	.52
Consolidated	**$1,049.3**	**$82,748.8**	**1.27%**	$ 957.8	$67,865.4	1.41%

Notes – Other securities include Federal Reserve and Federal Home Loan Bank stock and certain affordable housing investments which are classified in other assets on the consolidated balance sheet as of December 31, 2011 and 2010.

– Average balances include nonaccrual loans.

– Total interest income includes adjustments on loans and securities to a taxable equivalent basis. Such adjustments are based on the U.S. federal income tax rate (35%) and State of Illinois income tax rate (7.30%). Lease financing receivable balances are reduced by deferred income. Total taxable equivalent interest adjustments amounted to $40.2 million in 2011, $39.1 million in 2010, $40.2 million in 2009, $49.8 million in 2008, $62.5 million in 2007.

– Interest revenue on cash collateral positions is reported above within interest-bearing deposits with banks and within loans and leases. Interest expense on cash collateral positions is reported above within non-U.S. offices interest-bearing deposits. Related cash collateral received from and deposited with derivative counterparties is recorded net of the associated derivative contract within other assets and other liabilities, respectively.

2009			2008			2007		
INTEREST	AVERAGE BALANCE	RATE	INTEREST	AVERAGE BALANCE	RATE	INTEREST	AVERAGE BALANCE	RATE
$.7	$ 375.7	.21%	$ 37.2	$ 1,569.8	2.37%	$ 67.6	$ 1,330.6	5.08%
209.6	15,359.9	1.36	888.2	21,451.9	4.14	776.7	16,797.3	4.62
11.6	4,880.2	.24	9.3	1,538.5	.60	1.2	21.3	5.50
221.9	20,615.8	1.08	934.7	24,560.2	3.81	845.5	18,149.2	4.66
.2	41.8	.50	.4	19.2	2.08	6.8	124.3	5.46
53.5	817.5	6.55	56.0	838.2	6.68	59.0	883.7	6.68
147.7	11,900.4	1.24	243.1	8,655.7	2.81	525.4	9,740.2	5.39
76.0	4,598.1	1.65	95.2	2,773.9	3.43	87.7	1,711.2	5.13
277.4	17,357.8	1.60	394.7	12,287.0	3.21	678.9	12,459.4	5.45
946.9	28,697.2	3.30	1,198.9	27,402.7	4.38	1,322.3	22,817.8	5.80
$1,446.2	$66,670.8	2.17%	$2,528.3	$64,249.9	3.94%	$2,846.7	$53,426.4	5.33%
–	(275.0)	–	–	(170.0)	–	–	(140.2)	–
–	2,535.8	–	–	3,236.8	–	–	3,026.9	–
–	537.3	–	–	495.0	–	–	485.4	–
–	419.7	–	–	395.1	–	–	220.0	–
–	398.4	–	–	414.2	–	–	426.9	–
–	4,027.2	–	–	4,407.5	–	–	3,142.6	–
$–	$74,314.2	–%	–	$73,028.5	–%	–	$60,588.0	–%
$53.7	$11,162.4	.48%	$ 137.9	$ 7,786.5	1.77%	$ 236.5	$ 7,016.4	3.37%
56.9	2,777.3	2.05	72.0	2,124.3	3.39	95.6	2,019.8	4.73
16.3	1,101.8	1.48	20.2	615.3	3.28	24.5	518.1	4.74
80.1	27,157.6	.29	885.9	35,958.2	2.46	1,206.8	28,587.8	4.22
207.0	42,199.1	.49	1,116.0	46,484.3	2.40	1,563.4	38,142.1	4.10
11.0	6,748.7	.16	77.4	4,609.0	1.68	191.5	4,321.5	4.43
44.0	1,388.6	3.17	38.6	804.1	4.80	26.7	478.6	5.58
139.9	3,058.5	4.57	155.8	2,999.9	5.19	141.0	2,504.0	5.63
4.3	276.7	1.54	11.6	276.6	4.19	16.2	276.5	5.88
406.2	53,671.6	.76	1,399.4	55,173.9	2.54	1,938.8	45,722.7	4.24
–	–	1.41	–	–	1.40	–	–	1.09
–	11,026.9	–	–	8,814.8	–	–	7,648.4	–
–	3,011.6	–	–	3,933.6	–	–	3,052.7	–
–	6,604.1	–	–	5,106.2	–	–	4,164.2	–
–	$74,314.2	–	–	$73,028.5	–	–	$60,588.0	–
$1,040.0	–	1.56%	$1,128.9	–	1.76%	$ 907.9	–	1.70%
$999.8	–	1.50%	$1,079.1	–	1.68%	$ 845.4	–	1.58%
$859.8	$49,270.9	1.75%	$ 762.2	$41,740.7	1.83%	$ 749.5	$35,472.3	2.11%
180.2	17,399.9	1.04	366.7	22,509.2	1.63	158.4	17,954.1	.88
$1,040.0	$66,670.8	1.56%	$1,128.9	$64,249.9	1.76%	$ 907.9	$53,426.4	1.70%

QUARTERLY FINANCIAL DATA (UNAUDITED)

STATEMENT OF INCOME	2011				2010			
($ In Millions Except Per Share Information)	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
Trust, Investment and Other Servicing Fees	**$ 541.5**	**$ 555.3**	**$ 557.8**	**$ 514.9**	$ 504.6	$ 518.7	$ 543.5	$ 515.1
Other Noninterest Income	**142.3**	**159.5**	**140.9**	**148.6**	169.5	137.3	187.9	152.4
Net Interest Income								
Interest Income	**354.8**	**347.0**	**359.7**	**347.1**	334.3	330.2	317.9	314.3
Interest Expense	**83.0**	**90.2**	**113.6**	**112.7**	112.3	96.7	85.1	83.9
Net Interest Income	**271.8**	**256.8**	**246.1**	**234.4**	222.0	233.5	232.8	230.4
Allowance for Credit Losses	**12.5**	**17.5**	**10.0**	**15.0**	40.0	30.0	50.0	40.0
Noninterest Expense	**771.7**	**701.3**	**705.3**	**652.9**	641.7	622.1	614.4	619.7
Provision for Income Taxes	**41.2**	**82.4**	**77.5**	**79.0**	57.3	81.8	100.2	81.0
Net Income	**$ 130.2**	**$ 170.4**	**$ 152.0**	**$ 151.0**	$ 157.1	$ 155.6	$ 199.6	$ 157.2
Net Income Applicable to Common Stock	**$ 130.2**	**$ 170.4**	**$ 152.0**	**$ 151.0**	$ 157.1	$ 155.6	$ 199.6	$ 157.2
PER COMMON SHARE								
Net Income – Basic	**$ .53**	**$ .70**	**$ .62**	**$ .62**	$ .64	$ .64	$ .82	$ .65
– Diluted	**.53**	**.70**	**.62**	**.61**	.64	.64	.82	.64
AVERAGE BALANCE SHEET ASSETS								
Cash and Due from Banks	**$ 3,951.4**	**$ 4,127.5**	**$ 3,861.7**	**$ 3,431.6**	$ 3,056.6	$ 2,708.2	$ 2,903.7	$ 2,479.9
Federal Funds Sold and Securities Purchased under Agreements to Resell	**246.8**	**273.4**	**272.5**	**251.1**	294.4	309.6	292.8	278.4
Interest-Bearing Deposits with Banks	**18,848.1**	**17,234.8**	**16,230.6**	**16,153.8**	14,461.5	14,386.1	15,003.7	14,581.1
Federal Reserve Deposits and Other Interest-Bearing	**7,892.1**	**10,808.5**	**14,799.6**	**8,950.1**	7,223.2	4,536.1	3,886.2	6,753.8
Securities	**31,459.7**	**27,642.6**	**24,033.2**	**22,246.4**	21,285.0	20,346.7	19,369.8	18,303.9
Loans and Leases	**28,779.7**	**28,469.1**	**28,330.9**	**27,795.0**	27,614.9	27,376.2	27,569.1	27,497.8
Allowance for Credit Losses Assigned to Loans	**(293.2)**	**(300.9)**	**(308.2)**	**(319.2)**	(314.7)	(320.6)	(311.0)	(305.4)
Other Assets	**7,068.2**	**5,774.7**	**5,138.8**	**4,756.9**	6,488.8	5,364.4	5,571.5	5,380.0
Total Assets	**$97,952.8**	**$94,029.7**	**$92,359.1**	**$83,265.7**	$80,109.7	$74,706.7	$74,285.8	$74,969.6
LIABILITIES AND STOCKHOLDERS' EQUITY								
Deposits								
Demand and Other Noninterest-Bearing	**$20,518.6**	**$16,851.3**	**$11,017.4**	**$ 9,748.8**	$ 8,875.9	$ 8,137.3	$ 8,926.9	$ 9,517.9
Savings and Money Market	**14,919.1**	**14,137.3**	**14,222.9**	**13,901.7**	13,338.3	13,004.8	12,960.8	12,889.6
Savings Certificates and Other Time	**3,283.9**	**3,625.3**	**3,686.9**	**3,831.3**	3,845.7	3,573.1	3,561.5	3,848.1
Non-U.S. Offices – Interest-Bearing	**40,494.5**	**41,688.4**	**41,568.4**	**36,075.3**	33,241.1	30,116.5	28,473.4	27,973.4
Total Deposits	**79,216.1**	**76,302.3**	**70,495.6**	**63,557.1**	59,301.0	54,831.7	53,922.6	54,229.0
Short-Term Borrowings	**2,661.5**	**3,003.8**	**7,114.6**	**5,130.3**	5,237.5	5,222.3	6,123.6	6,839.4
Senior Notes	**2,129.7**	**2,015.3**	**1,891.9**	**1,893.2**	1,716.4	1,403.6	1,396.6	1,518.3
Long-Term Debt	**2,134.6**	**2,179.8**	**2,756.9**	**2,723.3**	2,751.0	2,792.7	2,940.7	2,803.1
Floating Rate Capital Debt	**276.9**	**276.9**	**276.9**	**276.9**	276.8	276.8	276.8	276.8
Other Liabilities	**4,345.5**	**3,157.1**	**2,866.5**	**2,832.1**	3,980.2	3,494.8	3,078.9	2,848.4
Stockholders' Equity	**7,188.5**	**7,094.5**	**6,956.7**	**6,852.8**	6,846.8	6,684.8	6,546.6	6,454.6
Total Liabilities and Stockholders' Equity	**$97,952.8**	**$94,029.7**	**$92,359.1**	**$83,265.7**	$80,109.7	$74,706.7	$74,285.8	$74,969.6
ANALYSIS OF NET INTEREST INCOME								
Earning Assets	**$87,226.4**	**$84,428.4**	**$83,666.8**	**$75,396.4**	$70,941.8	$66,954.7	$66,121.6	$67,415.1
Interest-Related Funds	**65,900.2**	**66,926.8**	**71,518.5**	**63,832.0**	60,406.8	56,389.8	55,733.4	56,148.7
Noninterest-Related Funds	**21,326.2**	**17,501.6**	**12,148.3**	**11,564.4**	10,535.0	10,564.9	10,388.2	11,266.4
Net Interest Income (Fully Taxable Equivalent)	**281.3**	**266.6**	**256.6**	**244.9**	232.3	243.0	242.4	240.1
Net Interest Margin (Fully Taxable Equivalent)	**1.28%**	**1.25%**	**1.23%**	**1.32%**	1.30%	1.44%	1.47%	1.44%
COMMON STOCK DIVIDEND AND MARKET PRICE								
Dividends	**$ .28**	**$ .28**	**$ .28**	**$ .28**	$ .28	$ .28	$ .28	$ .28
Market Price Range – High	**42.70**	**48.53**	**52.57**	**56.86**	56.05	50.85	59.36	56.50
– Low	**33.20**	**33.51**	**44.58**	**48.93**	47.02	45.30	46.60	48.89

Note: The common stock of Northern Trust Corporation is traded on the Nasdaq Stock Market under the symbol NTRS.

NORTHERN TRUST CORPORATION
THE NORTHERN TRUST COMPANY

Management Group

Frederick H. Waddell
Chairman and Chief Executive Officer

Sherry S. Barrat
Vice Chairman

Jeffrey D. Cohodes
Executive Vice President
Head of Corporate Risk Management

Steven L. Fradkin
President –
Corporate & Institutional Services

Timothy P. Moen
Executive Vice President
Human Resources and Administration

William L. Morrison
President and Chief Operating Officer

Michael G. O'Grady
Executive Vice President
Chief Financial Officer

Stephen N. Potter
President –
Northern Trust Global Investments

Jana R. Schreuder
President –
Personal Financial Services

Joyce M. St. Clair
President –
Operations & Technology

Kelly R. Welsh
Executive Vice President
General Counsel

NORTHERN TRUST CORPORATION

Other Senior Officers

Aileen B. Blake
Executive Vice President
Controller

Robert P. Browne
Executive Vice President
Chief Investment Officer

Kelly King Dibble
Senior Vice President
Director of Public Affairs

William R. Dodds, Jr.
Executive Vice President
Treasurer

Rose A. Ellis
Corporate Secretary
Assistant General Counsel

Beverly J. Fleming
Senior Vice President
Director of Investor Relations

Kandace K. Heck
Executive Vice President
General Auditor *(Effective March 1, 2012)*

Connie L. Lindsey
Executive Vice President
Corporate Social Responsibility

Saverio Mirarchi
Senior Vice President
Chief Compliance and Ethics Officer

Dan E. Phelps
Executive Vice President
General Auditor *(Until March 1, 2012)*

James E. Roselle
Executive Vice President
Associate General Counsel

Jason J. Tyler
Senior Vice President
Head of Corporate Strategy

Mark J. Van Grinsven
Executive Vice President
Credit Policy

THE NORTHERN TRUST COMPANY

Other Executive Vice Presidents

Sheldon T. Anderson
Steven R. Bell
Penelope J. Biggs
David C. Blowers
Wayne G. Bowers
S. Biff Bowman
Peter B. Cherecwich
Marianne G. Doan
Jennifer L. Driscoll
Arthur J. Fogel
Peter A. Gloyne
Mark C. Gossett
Darrell B. Jackson
J. Jeffery Kauffman
Wilson Leech
Lyle L. Logan
Steve "Mac" MacLellan
R. Hugh Magill
Peter A. Magrini
K. Kelly Mannard
Brian P. Ovaert
Teresa A. Parker
S. Gillian Pembleton
Douglas P. Regan
Alan W. Robertson
Colin A. Robertson
Jean E. Sheridan
John D. Skjervem
David L. Tentinger
Mabel C. Tung
Michael A. Vardas
Lloyd A. Wennlund

NORTHERN TRUST CORPORATION

Board of Directors

Frederick H. Waddell
Chairman and Chief Executive Officer
Northern Trust Corporation and
The Northern Trust Company (6)

Linda Walker Bynoe
President and Chief Executive Officer
Telemat Ltd.
Project management and consulting firm (1, 2, 6)

Nicholas D. Chabraja
Retired Chairman and Chief Executive Officer
General Dynamics Corporation
Worldwide defense, aerospace, and other technology products manufacturer (1, 4)

Susan Crown
Vice President
Henry Crown and Company
Worldwide company with diversified manufacturing operations, real estate, and securities;
Chairman
SCE
Philanthropic foundation (4, 5)

Dipak C. Jain
Dean
INSEAD
Educational institution (3, 4, 6)

Robert W. Lane
Retired Chairman and Chief Executive Officer
Deere & Company
Worldwide provider of agricultural, construction, and forestry equipment and financial services (1, 3)

Robert C. McCormack
Advisory Director
Trident Capital
Venture capital firm (1, 4)

Edward J. Mooney
Retired Délégué Général–North America
Suez Lyonnaise des Eaux
Worldwide provider of energy, water, waste, and communications services;
Retired Chairman and Chief Executive Officer
Nalco Chemical Company
Manufacturer of specialized service chemicals (1, 2, 5, 6)

John W. Rowe
Chairman and Chief Executive Officer
Exelon Corporation
Producer and wholesale marketer of energy (4, 5, 6)

Martin P. Slark
Vice Chairman and Chief Executive Officer
Molex Incorporated
Manufacturer of electronic, electrical, and fiber optic interconnection products and systems (2, 3)

David H.B. Smith Jr.
Executive Vice President–Policy & Legal Affairs and General Counsel
Mutual Fund Directors Forum
Nonprofit membership organization for investment company directors (1, 2)

Enrique J. Sosa
Retired President
BP Amoco Chemicals
Worldwide chemical division of BP p.l.c. (2, 4)

Charles A. Tribbett III
Managing Director
Russell Reynolds Associates
Worldwide executive recruiting firm (3, 5)

Advisory Director

Sir John R.H. Bond
Chairman
Xstrata plc
Global diversified mining group (2, 3)*
**In an advisory capacity*

Board Committees

1. Audit Committee
2. Business Risk Committee
3. Business Strategy Committee
4. Compensation and Benefits Committee
5. Corporate Governance Committee
6. Executive Committee

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

The graph below compares the cumulative total stockholder return on the Corporation's common stock to the cumulative total return of the S&P 500 Index and the Keefe, Bruyette & Woods (KBW) Bank Index for the five fiscal years which commenced January 1, 2007 and ended December 31, 2011. The cumulative total stockholder return assumes the investment of $100 in the Corporation's common stock and in each index on December 31, 2006 and assumes reinvestment of dividends. The KBW Bank Index is a modified-capitalization-weighted index made up of 24 of the largest banking companies in the United States. The Corporation is included in the S&P 500 Index and the KBW Bank Index.

We caution you not to draw any conclusions from the data in this performance graph, as past results do not necessarily indicate future performance.

Total Return Assumes $100 Invested on December 31, 2006 with Reinvestment of Dividends

Five-Year Cumulative Total Return


140
100
60
20
2006
2007
2008
2009
2010
2011
Northern Trust
S&P 500
KBW Bank Index

	DECEMBER 31,					
	2006	2007	2008	2009	2010	**2011**
Northern Trust	100	128	89	91	98	**72**
S&P 500	100	105	66	84	97	**99**
KBW Bank Index	100	78	41	40	50	**38**

ANNUAL MEETING

The annual meeting of stockholders will be held on Tuesday, April 17, 2012, at 10:30 A.M. (Central Time) at 50 South La Salle Street, Chicago, Illinois.

STOCK LISTING

The common stock of Northern Trust Corporation is traded on the NASDAQ Stock Market under the symbol NTRS.

STOCK TRANSFER AGENT, REGISTRAR, AND DIVIDEND DISBURSING AGENT

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange Street
South St. Paul, Minnesota 55075
General Phone Number: 1-800-468-9716
Internet Site: www.shareowneronline.com

AVAILABLE INFORMATION

The Corporation's Internet address is northerntrust.com. Through our Web site, we make available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d)) as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission. Information contained on the Web site is not part of the Annual Report.

10-K REPORT

Copies of the Corporation's 2011 10-K Report filed with the Securities and Exchange Commission will be available by the end of March 2012 and will be mailed to stockholders and other interested persons upon written request to:

Rose A. Ellis
Corporate Secretary
Northern Trust Corporation
50 South La Salle Street, M-9
Chicago, Illinois 60603

QUARTERLY EARNINGS RELEASES

Copies of the Corporation's quarterly earnings releases may be obtained by accessing Northern Trust's Web site at northerntrust.com or by calling the Corporate Communications department at 312-444-4272.

INVESTOR RELATIONS

Please direct Investor Relations inquiries to:
Beverly J. Fleming, Director of Investor Relations, at 312-444-7811 or beverly_fleming@ntrs.com.

NORTHERNTRUST.COM

Information about the Corporation, including financial performance and products and services, is available on Northern Trust's Web site at northerntrust.com.

NORTHERN TRUST GLOBAL INVESTMENTS

Northern Trust Corporation uses the name Northern Trust Global Investments to identify the investment management business, including portfolio management, research, and trading, carried on by several of its affiliates, including The Northern Trust Company, Northern Trust Global Advisors, and Northern Trust Investments.

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The 2011 Northern Trust Corporation Annual Report is printed on 20% recycled paper made from fiber sourced from well-managed forests and other controlled wood sources and is independently certified to the Forest Stewardship Council™ (FSC®) standards.

NORTHERN TRUST CORPORATION
50 SOUTH LA SALLE STREET, CHICAGO, ILLINOIS 60603
NORTHERNTRUST.COM